

2022

ANNUAL
REPORT

CNO
FINANCIAL GROUP

Table of Contents

A Letter to Shareholders from CEO Gary C. Bhojwani

To my fellow shareholders:

It is my honor to write to you in my fifth shareholder letter as chief executive officer of CNO Financial Group. As I reflect on the past five years, my belief in CNO's purpose and my admiration for the people who work for your company have only deepened. I've spent my entire career in insurance—nearly 30 years. I joined CNO because I believed in the products and the life-changing impact that financial protection can have on middle-income Americans. I still do. Now more than ever.

Two turning points define our experience from the past five years: our strategic transformation and the COVID-19 pandemic. Unpredictably, they happened at nearly the same time. First, in early 2020, we successfully reorganized our business to align with the customers we serve: Consumer and Worksite. This transformation provided the foundation for our growth momentum (more on this later). Through tremendous luck, we could not have been better timed in our realignment. The new structure enabled us to navigate the pandemic from a position of strength.

Second, the pandemic was a humanitarian and economic crisis never seen in our lifetimes. Our agents and associates stepped up as "financial first responders" during the crisis. They delivered on the promises of our products and services when our customers needed it most. The pandemic forcefully reminded us of the manner in which insurance and financial services help people—often at the hardest times in their lives.

Today, our people and purpose continue to make the difference. I thank our associates, agents, and independent partners for their dedication. We remain proud of how CNO delivered solid results in 2022 while navigating continued pandemic impacts and economic headwinds. Highlights of the year include:

- Paid $2.0 billion in claims to our policyholders.
- Delivered operating earnings per share (EPS)[1] of $2.33.
- Grew book value per diluted share[1,2] 11% from 2021, to $29.90.
- Returned $245 million to shareholders in the form of share repurchases and dividends.
- Received an upgrade by AM Best on our financial strength rating from A- to A.
- Launched Optavise, our new, unified Worksite brand.
- Earned the Great Place to Work® certification for the third year.
- Named as one of *Forbes'* Best Midsize Employers.
- Named as one of *Forbes'* Best Employers for Diversity for the third year.
- Recognized as one of the Healthiest 100 Workplaces in America® for the ninth year.

I thank Board Chair Dan Maurer and the CNO Board of Directors for their continued stewardship and balanced counsel. I also look forward to working with Mr. Archie Brown and Ms. Adrianne Lee, who are nominated to stand for election to the CNO Board at our annual shareholders' meeting on May 10, 2023. Archie is president and chief executive officer of First Financial Bancorp (Nasdaq: FFBC) and Adrianne is chief financial officer of Overstock.com, Inc. (Nasdaq: OSTK).

In December 2022, I was pleased to elevate two CNO senior leaders to my executive management team: Ms. Jean Linnenbringer as chief operations officer and Mr. Mike Mead as chief information officer. Both leaders bring in-house experience and significant insurance industry expertise to their elevated roles.

Strong Performance

2022 was a strong, yet challenging year. Our focus remained squarely on delivering growth and executing on our strategic priorities. We navigated continued uncertainty from the lingering impacts of the pandemic and shifting macroeconomic conditions (inflation, a potential recession, market volatility, the ongoing war in Ukraine, and a tight labor market, among others).

Our balanced business model provided strength, stability, and resilience to our overall results. We generated stable earnings and solid free cash flow. Book value per diluted share[1,2] grew 11% to nearly $30.

Net investment income benefited from rising new money rates. We continued to maintain our strict expense discipline, balancing growth investments and technology expenditures against operating efficiency.

Against this backdrop, I have been asked, "How do I view CNO's performance in 2022?" My perspective is generally positive. Here's how I think about it.

First, our most significant headwinds were largely outside of our control. Most notably, macroeconomic conditions that resulted in noise in reported annuity results and a reduction in variable net investment income. For a variety of reasons, we expect these results to improve. Second—and most importantly—the majority of what went well in 2022 occurred in areas that are within our influence and repeatable: sales production, new products, agent recruiting, policyholder persistency, overall investment management, and capital management. These factors represent significant leading indicators on the future health of our business. They're moving in the right direction.

Consumer Division

Within our Consumer Division, our integrated distribution model is a competitive strength and a productive, resilient, and repeatable way to serve the middle market. We own a leading direct-to-consumer (D2C) life insurance business that reaches millions of prospective customers each year and, last year, delivered sales growth above most industry peers. Our exclusive national agent sales force is large and well-established. It operates at a scale that would be difficult, if not impossible, to create anew today. Local agents live in the communities that they serve and build lasting relationships with our customers.

Customers can engage with us online, over the phone, virtually, or in-person with an agent. Our unique ability to marry a virtual connection with our in-person agents who complete the critical "last mile" of sales and service delivery is a key differentiator. In 2022, our integrated D2C and agent capabilities continued to drive growth for our Consumer Division. We delivered a strong production year with double-digit growth in D2C life insurance (up 10%) and annuities (up 15%), supplemental health growth (up 9%), and a solid Medicare Annual Enrollment Period (AEP).

Agent recruiting generated positive momentum throughout the year. Steady improvement across all four quarters suggests that we are at or near an inflection point in producing agent counts. Our strategy to prioritize targeted recruiting and agent productivity over simply recruiting a greater number of new agents has proven successful and remains unchanged.

Worksite Division

Within our Worksite Division, we deepened the integration of our business with the launch of our new Optavise brand. Under Optavise, we unified our Worksite capabilities into a one-stop-shop for employers and employees to access expert guidance, voluntary benefits, year-round communications and advocacy services, and benefits administration technology. The reception from the employer and broker market, and our agents, was positive. Our Worksite market opportunity now focuses on two client profiles: National and Regional. We offer a compelling value proposition for each market and expect to capitalize on our approach in 2023 and beyond.

Worksite sales momentum in 2022 benefited from more employers reopening their offices, which enabled our agents to return to scheduling more in-person benefits enrollments. Recent investments in our hybrid enrollment platform also provided agents with greater flexibility to connect with employees wherever they are, including by video or over the phone.

Although the recovery of our Worksite business continues, we are encouraged by the steady progress—insurance sales were up 20% for the full year. We remain pleased—but not yet satisfied—with the attractiveness, competitiveness, and growth potential of this business.

Solid Investments and Capital Management

Our portfolio remains well-positioned for a potential recession and credit cycle. In 2022, our investments performed well compared to the majority of benchmarks we use, with minimal levels of credit impairments. The strength of our position can be attributed to up-in-quality actions over the last few years and the leadership of our experienced investments team.

At year-end, our statutory capital and surplus were $1.8 billion. Our consolidated RBC ratio and holding company liquidity were above our stated target levels. We generated $163 million of free cash flow in 2022.

We returned $245 million to shareholders in 2022, demonstrating our commitment to capital return. In the past five years, we returned $1.5 billion to shareholders in the form of securities repurchases ($1.2 billion) and dividends ($0.3 billion) and reduced our share count by 31% during this time.

In May of 2022, we raised our dividend to $0.14 per share per quarter, our tenth consecutive annual increase.

Why Invest in CNO

CNO is a growth story. We offer one of the more compelling, sustainable growth stories among our peer group. Our focus remains exclusively on the middle-income market. This segment is large, growing, and presents considerable, long-term market opportunity for us. With few companies still offering pensions, the rising cost of healthcare, inflation, and people living longer in retirement, we believe that middle-income customers have the greatest need for financial protection products and services. Yet, they remain underserved. Our distribution model and products are built to serve this market.

CNO's diverse and integrated distribution sets us apart in the market. After nearly three decades in the insurance industry, I have yet to see another company with CNO's mix of exclusive agent, D2C, and independent agent distribution. Most insurers have one, or at most two, of those distribution channels. We have all three. How we integrate the channels—within both our Consumer and Worksite Divisions—is unique and valuable. We have several growth initiatives in place to optimize results in our Consumer Division, Worksite Division, and investments. Most importantly, our increasing expertise with this integration creates tremendous potential.

Our broad portfolio of insurance and securities includes both manufactured and distributed products. We want customers to have access to the right products to meet their needs, whether it is ours or one that we distribute for others. With our manufactured products, we have decades of product management and underwriting experience. With our third-party products, we rigorously select our partners and earn fees. Our products are straightforward, profitable, and designed for the middle-market consumer.

The diversity of our business model—in products, distribution channels, and markets—lowers our risk profile and creates natural hedges. This balance lends strength, stability, and resilience to our overall results. Consider our performance throughout the pandemic. When our life products were pressured, our health products provided a counterbalance. Though pandemic conditions impacted the number of producing agents in our sales organization, our D2C sales growth accelerated and agent productivity improved. When offices were closed to Worksite agents to conduct in-person benefits enrollments, our Consumer Division agents were successfully serving customers through virtual and direct-to-consumer access.

We continue to deliver a solid balance sheet, strong cash flows, and disciplined capital management, as reflected in the 2022 upgrade of our financial strength rating from AM Best. Our diversified product suite produces strong and stable underlying insurance product margins, with the mix of earnings from life, health, and annuities remarkably balanced over time. This is an important point of differentiation for our company and forms a solid foundation for earnings.

At our recent Investor Day in February 2023, an investor complimented us on the caliber of CNO's management team. As good as our executive leadership group is (and they do a fantastic job), our dedicated associates and agents in our corporate and sales offices are even better. Our people put CNO's purpose into action every day to serve the needs of our customers and their families. They are another important reason we believe CNO is an excellent investment.

Commitments to ESG and Our Associates

At CNO, the core of our business is helping people. We don't think about our commitment to environmental, social and governance (ESG) principles as being separate from our operations. Making a difference is what we do. As I shared in last year's letter, MSCI upgraded our ESG rating in early 2022 by two notches from BB to A. This upgrade places CNO in the top quartile of our domestic life insurance peers. I encourage you to learn more by reading our Corporate Social Responsibility Report, which is available on our website www.CNOinc.com.

Responsible companies not only provide good paying jobs, but also help make employees' lives better. We continue to prioritize and invest in associate programs, including:

- Expanding our nationally recognized well-being program with additional mental health and caregiver resources.

- Continuing to invest in our diversity, equity and inclusion (DE&I) commitment to build an inclusive, representative workforce.

- Fostering a flexible, hybrid work environment that blends new, reimagined office facilities with remote-work technology.

- Enhancing our 401(k) match to assist our associates save more for retirement and continuing to offer every associate a performance-based cash bonus to share in our success.

What to Expect in 2023

As we look ahead, market volatility, inflation, a possible recession, and the war in Ukraine continue to create macroeconomic disruption. It is also too soon to fully understand the long-term impact that the recent banking crisis may have on markets and the U.S. economy. Even in the face of this uncertainty, we remain optimistic about our prospects. Our performance and track record of execution over the past several years demonstrates our strength and resilience.

Prior to the pandemic, we posted six consecutive quarters of sales growth. As COVID-19 transitions from a pandemic to an endemic state, we are well-positioned to accelerate our profitable growth in 2023 and beyond.

Our sales momentum is strong and provides a solid foundation for future earnings. As referenced earlier, the leading indicators of the future health of our business are trending positively and are within our influence—sales production, new products, agent recruiting, policyholder persistency, overall investment management, and capital management. Our robust cash flow is a cornerstone of our financial strength. We remain disciplined in our approach to expense management.

It is my privilege to serve as chief executive officer of CNO Financial Group. We remain committed to the opportunities ahead to serve our customers and generate long-term value for our shareholders.

In closing, I offer my profound appreciation to Ms. Ellyn Brown and Mr. Fred Sievert, who will retire from the CNO Board of Directors in May 2023. Ellyn joined CNO's Board in May 2012 and serves as chair of the Governance and Nominating Committee and as a member of the Human Resources and Compensation Committee. Fred joined our Board in May 2011 and is a member of the Governance and Nominating Committee. He is also a current member and a past chair of the Human Resources and Compensation Committee. For more than a decade, CNO turned to Ellyn and Fred for sage counsel, steadfast leadership, and deep knowledge of the insurance and financial services industries. I am honored to count both Ellyn and Fred as collaborative, insightful colleagues. On behalf of my fellow directors and the CNO management team, we wish them both the very best.

Please take care of yourself and your fellow neighbor. Thank you for your continued support of, and interest in, CNO Financial Group.

Regards,



Gary C. Bhojwani
Chief Executive Officer
CNO Financial Group, Inc.

March 20, 2023

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[1] *A non-GAAP measure. See "Information Related to Certain Non-GAAP Financial Measures" beginning on page 91 of our Proxy Statement filed on March 29, 2023, with the Securities and Exchange Commission for a description of this measure and a reconciliation to the corresponding GAAP measure.*

[2] *Excluding accumulated other comprehensive income (loss).*

This letter contains forward-looking statements. These statements are subject to significant risks and uncertainties, including those described in our Annual Report on Form 10-K that accompanies this letter.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____



CNO FINANCIAL GROUP, INC.

Commission File Number 001-31792

DELAWARE	**75-3108137**
State of Incorporation	*IRS Employer Identification No.*
11825 N. Pennsylvania Street Carmel, Indiana 46032	**(317) 817-6100**
Address of principal executive offices	*Telephone*

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**CNO**	**New York Stock Exchange**
Rights to purchase Series E Junior Participating Preferred Stock		**New York Stock Exchange**
5.125% Subordinated Debentures due 2060	**CNOpA**	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

NONE

	YES	NO
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.	☐	☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:	☑	☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐

	YES	NO
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):	☐	☑

At June 30, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common equity held by nonaffiliates was approximately $2.0 billion.

Shares of common stock outstanding as of February 8, 2023: 114,220,896

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive proxy statement for the 2023 annual meeting of shareholders are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Our statements, trend analyses and other information contained in this report and elsewhere (such as in filings by CNO with the SEC, press releases, presentations by CNO or its management or oral statements) relative to markets for CNO's products and trends in CNO's operations or financial results, as well as other statements, contain forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by the use of terms such as "anticipate," "believe," "plan," "estimate," "expect," "project," "intend," "may," "will," "would," "contemplate," "possible," "attempt," "seek," "should," "could," "goal," "target," "on track," "comfortable with," "optimistic," "guidance," "outlook" and similar words, although some forward-looking statements are expressed differently. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and our beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or they state other "forward-looking" information based on currently available information. The "Risk Factors" in Item 1A. provide examples of risks, uncertainties and events that could cause our actual results to differ materially from the expectations expressed in our forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, among other things:

- general economic, market and political conditions and uncertainties, including the performance and fluctuations of the financial markets which may affect the value of our investments as well as our ability to raise capital or refinance existing indebtedness and the cost of doing so;

- the ongoing impacts from major public health issues, including the novel coronavirus ("COVID-19") pandemic and the resulting financial market, economic and other impacts, including the deferral of healthcare by policyholders and the potential for future increased claim costs, could adversely affect our business, results of operations, financial condition and liquidity;

- exposure to interest rate risk, including interest rate volatility, may negatively impact our results of operations, financial position or cash flow;

- future investment results, including the impact of realized losses (including other-than-temporary impairment charges) may diminish the value of our invested assets and negatively impact our profitability, our financial condition and our liquidity;

- the ultimate outcome of lawsuits filed against us and other legal and regulatory proceedings to which we are subject;

- our ability to make anticipated changes to certain non-guaranteed elements of our life insurance products;

- our ability to obtain adequate and timely rate increases on our health products, including our long-term care business;

- the receipt of any required regulatory approvals for dividend and surplus debenture interest payments from our insurance subsidiaries;

- mortality, morbidity, the increased cost and usage of health care services, persistency, the adequacy of our previous reserve estimates, changes in the health care market and other factors which may affect the profitability of our insurance products;

- changes in our assumptions related to deferred acquisition costs or the present value of future profits;

- the recoverability of our deferred tax assets and the effect of potential ownership changes and tax rate changes on their value;

- our assumption that the positions we take on our tax return filings will not be successfully challenged by the Internal Revenue Service;

- changes in accounting principles and the interpretation thereof;

- our ability to continue to satisfy the financial ratio and balance requirements and other covenants of our debt agreements;

- performance and valuation of our investments;

- our ability to identify products and markets in which we can compete effectively against competitors with greater market share, higher ratings, greater financial resources and stronger brand recognition;

- our ability to generate sufficient liquidity to meet our debt service obligations and other cash needs;

- changes in capital deployment opportunities;

- our ability to maintain effective controls over financial reporting and modeling;

- our ability to continue to recruit and retain productive agents and distribution partners;

- customer response to new products, distribution channels and marketing initiatives;

- inflation or other unfavorable economic or business conditions may impact the sales and persistency of insurance products, a portion of our insurance policy benefits affected by increased medical coverage costs and various selling, general and administrative expenses;

- our ability to maintain the financial strength ratings of CNO and our insurance company subsidiaries as well as the impact of our ratings on our business, our ability to access capital, and the cost of capital;

- regulatory changes or actions, including: those relating to regulation of the financial affairs of our insurance companies, such as the calculation of risk-based capital and minimum capital requirements, and payment of dividends and surplus debenture interest to us; regulation of the sale, underwriting and pricing of products; and health care regulation affecting health insurance products;

- changes in the Federal income tax laws and regulations which may affect or eliminate the relative tax advantages of some of our products or affect the value of our deferred tax assets;

- availability and effectiveness of reinsurance arrangements, as well as the impact of any defaults or failure of reinsurers to perform;

- the performance of third party service providers (both domestic and international) and potential difficulties arising from outsourcing arrangements;

- expectations for the growth rate of sales, collected premiums, annuity deposits and assets;

- interruption in telecommunication, information technology or other operational systems or failure to maintain the security, confidentiality or privacy of sensitive data on such systems;

- events of terrorism, cyber-attacks, natural disasters or other catastrophic events, including potential adverse impacts from climate change which may increase the frequency or severity of weather-related disasters;

- ineffectiveness of risk management policies and procedures in identifying, monitoring and managing risks; and

- the risk factors or uncertainties listed from time to time in our filings with the SEC.

Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Our forward-looking statements speak only as of the date made. We assume no obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

The reporting of risk-based capital measures is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

PART I

ITEM 1.   BUSINESS OF CNO.

CNO Financial Group, Inc., a Delaware corporation ("CNO"), is a holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance and financial services products. The terms "CNO Financial Group, Inc.", "CNO", the "Company", "we", "us", and "our" as used in this report refer to CNO and its subsidiaries. Such terms, when used to describe insurance business and products, refer to the insurance business and products of CNO's insurance subsidiaries.

We focus on serving middle-income pre-retiree and retired Americans, which we believe are attractive, underserved, high growth markets. We sell our products through exclusive agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing. As of December 31, 2022, we had total assets of $33.3 billion and shareholders' equity of $1.4 billion (which included an accumulated other comprehensive loss of $2.1 billion primarily reflecting changes in the fair value of our fixed maturity portfolio). For the year ended December 31, 2022, we had revenues of $3.6 billion and net income of $396.8 million. See our consolidated financial statements and accompanying footnotes for additional financial information about the Company and its segments.

We view our operations as three insurance product lines (annuity, health and life) and the investment and fee income segments. Our segments are aligned based on their common characteristics, comparability of profit margins and the way management makes operating decisions and assesses the performance of the business.

We market our products through the Consumer and Worksite Divisions that reflect the customers served by the Company. The Consumer Division serves individual consumers, engaging with them on the phone, virtually, online, face-to-face with agents, or through a combination of sales channels. The Worksite Division focuses on worksite and group sales for businesses, associations, and other membership groups, interacting with customers at their place of employment and virtually. The Worksite Division also offers a suite of voluntary benefits, benefits administration technology and year-round advocacy services to reduce costs and increase benefits engagement to employers and their employees.

We centralize certain functional areas, including marketing, business unit finance, sales training and support, and agent recruiting, among others. We primarily market our insurance products under our three primary brands: Bankers Life, Washington National and Colonial Penn.

OTHER INFORMATION

Our executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number is (317) 817-6100. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on our website at www.CNOinc.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). These filings are also available on the SEC's website at www.sec.gov. Copies of these filings are also available, without charge, from CNO Investor Relations, 11825 N. Pennsylvania Street, Carmel, IN 46032. Except for the documents specifically incorporated by reference into this Annual Report on Form 10-K, information contained on our website or that can be accessed through our website is not incorporated by reference in this Annual Report on Form 10-K. Reference to our website is made as an inactive textual reference.

Our website also includes the charters of our Audit and Enterprise Risk Committee, Executive Committee, Governance and Nominating Committee, Human Resources and Compensation Committee and Investment Committee, as well as our Corporate Governance Guidelines and our Code of Conduct that applies to all officers, directors and employees. Copies of these documents are available free of charge on our website at CNOinc.com or from CNO Investor Relations at the address shown above. Within the time period specified by the SEC and the New York Stock Exchange, we will post on our website any amendment to our Code of Conduct and any waiver applicable to our principal executive officer, principal financial officer or principal accounting officer.

In May 2022, we filed with the New York Stock Exchange the Annual CEO Certification regarding the Company's compliance with their Corporate Governance listing standards as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. In addition, we have filed as exhibits to this 2022 Form 10-K the applicable certifications of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the Company's public disclosures.

CNO became the successor to Conseco, Inc., an Indiana corporation (our "Predecessor"), in connection with a bankruptcy reorganization which became effective on September 10, 2003 (the "Effective Date"). Our Predecessor was organized in 1979 and commenced operations in 1982.

Data in Item 1. are provided as of or for the year ended December 31, 2022 (as the context implies), unless otherwise indicated.

MARKETING AND DISTRIBUTION

Our insurance subsidiaries develop, market and administer health insurance, annuity, individual life insurance and other insurance products. We sell these products through exclusive agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing. We had premium collections of $4.1 billion, $4.0 billion and $3.7 billion in 2022, 2021 and 2020, respectively.

Our insurance subsidiaries collectively hold licenses to market our insurance products in all fifty states, the District of Columbia, and certain protectorates of the United States. Sales to residents of the following states accounted for at least 5 percent of our 2022 collected premiums: Florida (11 percent), Pennsylvania (6 percent), Iowa (6 percent) and Texas (5 percent).

We believe that most purchases of life insurance, accident and health insurance and annuity products occur only after individuals are contacted and solicited by an insurance agent. Accordingly, the success of our distribution system is largely dependent on our ability to attract and retain experienced and highly motivated agents.

We market our products through our two sales organization divisions – the Consumer and Worksite Divisions that reflect the customers served by the Company.

Consumer Division:

The Consumer Division serves individual consumers, engaging with them on the phone, virtually, online, face-to-face with agents, or through a combination of sales channels. This structure unifies consumer capabilities into a single division and integrates the strength of our agent sales forces with one of the largest direct-to-consumer businesses with proven experience in advertising, web/digital and call center support. In 2021, we began selling our direct-to-consumer products through third party distributors.

Exclusive Agents. At December 31, 2022, we had an exclusive agency force of approximately 4,100 producing agents and financial representatives working from 235 branch and satellite field offices throughout the United States as well as dedicated tele-sales agents who conduct sales over the phone. The field agents establish one-on-one contact with potential policyholders and promote strong personal relationships with existing policyholders. Field agents sell Medicare supplement, supplemental health and long-term care insurance policies, life insurance and annuities. These agents also sell Medicare Advantage plans through distribution arrangements with third-party insurance companies. After the sale of an insurance policy, the agent serves as a contact person for policyholder questions, claims assistance and additional insurance needs. The tele-sales agents are primarily engaged in the sale of our graded benefit life insurance policies and the sale of Medicare Advantage plans of third-party insurance companies using direct response marketing techniques. New policyholder leads are generated primarily from television, print advertising, direct response mailings and the internet. Financial representatives are able to buy and sell securities for clients and may provide ongoing investment advice for clients.

Independent Producers. Supplemental health and life insurance products are also sold through a diverse network of independent agents, insurance brokers and marketing organizations. The general agency and insurance brokerage distribution system is comprised of independent licensed agents doing business in all fifty states, the District of Columbia, and certain protectorates of the United States.

Worksite Division:

The Worksite Division focuses on worksite and group sales for businesses, associations, and other membership groups, interacting with customers at their place of employment and virtually. With a separate Worksite Division, we are bringing a sharper focus to this high-growth business while further capitalizing on the strength of our acquisitions of Web Benefits Design Corporation ("WBD") in April 2019 and DirectPath, LLC ("DirectPath", now known as Optavise, LLC ("Optavise") subsequent to its name change in April 2022) in February 2021. Through our Optavise brand, we guide employers and their employees through their healthcare choices with a suite of voluntary benefits, benefits administration technology and year-round advocacy services to reduce costs and increase benefits engagement.

Exclusive Agents. At December 31, 2022, we had approximately 275 exclusive producing agents working across the United States. These agents establish relationships with employers and have one-on-one contact with potential policyholders primarily at their place of employment and primarily sell supplemental health and life insurance products.

Independent Producers. Supplemental health and life insurance products are also sold through a diverse network of independent agents, insurance brokers and marketing organizations. The general agency and insurance brokerage distribution system is comprised of independent licensed agents doing business in all fifty states, the District of Columbia, and certain protectorates of the United States.

Marketing organizations typically recruit agents by advertising our products and commission structure through direct mail advertising or through seminars for agents and brokers. These organizations bear most of the costs incurred in marketing our products. We compensate the marketing organizations by paying them a percentage of the commissions earned on new sales generated by agents recruited by such organizations. Certain of these marketing organizations are specialty organizations that have a marketing expertise or a distribution system related to a particular product or market, such as worksite and individual health products.

Total premium collections

The Consumer and Worksite Divisions are primarily focused on marketing insurance products (including annuity, health and life products), several types of which are sold in both divisions and underwritten in the same manner. The following table summarizes premium collections by segment for the years ended December 31, 2022, 2021 and 2020 (dollars in millions):

	2022	2021	2020
Annuities:			
Fixed indexed annuities	$ 1,509.5	$ 1,348.1	$ 1,122.1
Fixed interest annuities	87.4	45.4	37.3
Other annuities	7.7	6.9	5.6
Total annuities	1,604.6	1,400.4	1,165.0
Health:			
Supplemental health	692.9	688.0	677.2
Medicare supplement	651.6	707.5	750.5
Long-term care	263.9	264.0	263.9
Total health	1,608.4	1,659.5	1,691.6
Life:			
Interest-sensitive life	227.9	219.4	206.5
Traditional life	683.9	676.4	633.1
Total life	911.8	895.8	839.6
Total premium collections	$ 4,124.8	$ 3,955.7	$ 3,696.2

Annuities

During 2022, we collected annuity premiums of $1,604.6 million, or 41 percent, of our total premiums collected. Annuity products include fixed indexed annuity, traditional fixed rate annuity and single premium immediate annuity products. Annuities offer a tax-deferred means of accumulating savings for retirement needs, and provide a tax-efficient source of income in the payout period. For fixed indexed annuities, our major source of income is the spread between the investment income earned on the underlying general account assets and the cost of the index options purchased to provide index-based credits to the contractholders' accounts. Our major source of income from fixed rate annuities is the spread between the investment income earned on the underlying general account assets and the interest credited to contractholders' accounts.

The following describes our major annuity products:

Fixed Indexed Annuities. These products accounted for $1,509.5 million, or 39 percent, of our total premium collections during 2022. The account value (or "accumulation value") of these annuities is credited in an amount that is based on changes in a particular index during a specified period of time. Within each contract issued, each fixed indexed annuity specifies:

- The index to be used.

- The time period during which the change in the index is measured. At the end of the time period, the change in the index is applied to the account value. The time period of the contract ranges from 1 to 4 years.

- The method used to measure the change in the index.

- The measured change in the index is multiplied by a "participation rate" (percentage of change in the index) before the credit is applied. Some policies guarantee the initial participation rate for the life of the contract, and some vary the rate for each period.

- The measured change in the index may also be limited by a "cap" before the credit is applied. Some policies guarantee the initial cap for the life of the contract, and some vary the cap for each period.

- The measured change in the index may also be limited to the excess in the measured change over a "margin" before the credit is applied. Some policies guarantee the initial margin for the life of the contract, and some vary the margin for each period.

These products have guaranteed minimum cash surrender values, regardless of actual index performance and the resulting indexed-based interest credits applied. In 2016, we began offering a guaranteed lifetime income annuity, which allows policyholders to opt to receive a guaranteed income stream for life, without having to annuitize their policy. In 2021, an optional benefit was added which enhances the guaranteed income stream payout amount for a two-year period if a policyholder meets certain conditions related to the ability to perform activities of daily living.

We have generally been successful at hedging increases to policyholder benefits resulting from increases in the indices to which the product's return is linked.

In 2022, a significant portion of our new annuity sales were "premium bonus" products. These products typically specify a bonus rate, applied to the premium deposited, of 3 percent for the first policy year only. The premium bonus vests over a number of years.

Fixed Interest Annuities. These products include fixed rate single-premium deferred annuities ("SPDAs") and flexible premium deferred annuities ("FPDAs"). These products accounted for $87.4 million, or 2 percent, of our total premium collections during 2022. Our fixed rate SPDAs and FPDAs typically have a crediting rate that is guaranteed by the Company for the first policy year, after which we have the ability to change the crediting rate to any rate not below a guaranteed minimum rate. The current guaranteed rate on annuities being issued is 1.0 percent, and the guaranteed rates on all policies inforce range from 1.0 percent to 5.5 percent. As of December 31, 2022, the average crediting rate on our outstanding traditional annuities was 3 percent.

The initial crediting rate is largely a function of:

- the interest rate we earn on invested assets acquired with the new annuity fund deposits;

- the costs related to marketing and maintaining the annuity products; and

- the rates offered on similar products by our competitors.

For subsequent adjustments to crediting rates, we take into account current and prospective yields on investments, annuity surrender assumptions, competitive industry pricing and the crediting rate history for particular groups of annuity policies with similar characteristics.

Withdrawals from fixed interest annuities we are currently selling are generally subject to a surrender charge of 8 percent to 10 percent in the first year, declining to zero over a five to 10 year period, depending on issue age and product. Surrender charges are set at levels intended to protect the Company from loss on early terminations and to reduce the likelihood that policyholders will terminate their policies during periods of increasing interest rates. This practice is intended to lengthen the duration of policy liabilities and to enable us to maintain profitability on such policies.

Penalty-free withdrawals from fixed interest annuities of up to 10 percent of either premiums or account value are available in most fixed interest annuities after the first year of the annuity's term.

Some fixed interest annuity products apply a market value adjustment during the surrender charge period. This adjustment is determined by a formula specified in the annuity contract, and may increase or decrease the cash surrender value depending on changes in the amount and direction of market interest rates or credited interest rates at the time of withdrawal. The resulting cash surrender values will be at least equal to the guaranteed minimum values.

Other Annuities. These products include single premium immediate annuities ("SPIAs"). SPIAs accounted for $7.7 million of our total premiums collected in 2022. SPIAs are designed to provide a series of periodic payments for a fixed period of time or for life, according to the policyholder's choice at the time of issuance. Once the payments begin, the amount, frequency and length of time over which they are payable are fixed. SPIAs often are purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. The single premium is often the payout from a fixed rate contract. The implicit interest rate on SPIAs is based on market conditions when the policy is issued. The implicit interest rate on our outstanding SPIAs averaged 6.6 percent at December 31, 2022. Other annuities also include closed blocks of structured settlements, which were last sold over 25 years ago.

Health

Supplemental Health. Supplemental health collected premiums were $692.9 million during 2022, or 16 percent of our total collected premiums. These policies generally provide fixed or limited benefits. Cancer insurance and heart/stroke products are guaranteed renewable individual accident and health insurance policies. Payments under cancer insurance policies are generally made directly to, or at the direction of, the policyholder following diagnosis of, or treatment for, a covered type of cancer. Heart/stroke policies provide for payments directly to the policyholder for treatment of a covered heart disease, heart attack or stroke. Accident products combine insurance for accidental death with limited benefit disability income insurance. Hospital indemnity products provide a fixed dollar amount per day of confinement in a hospital. The benefits provided under the supplemental health policies do not necessarily reflect the actual cost incurred by the insured as a result of the illness, or accident, and benefits are not reduced by any other medical insurance payments made to or on behalf of the insured.

Our supplemental health products include a critical illness insurance product that pays a lump sum cash benefit directly to the insured when the insured is diagnosed with a specified critical illness. The product is designed to provide additional financial protection associated with treatment and recovery as well as cover non-medical expenses such as: (i) loss of income; (ii) at home recovery or treatment; (iii) experimental and/or alternative medicine; (iv) co-pays, deductibles and out-of-network expenses; and (v) child care and transportation costs. In addition, these products include a hospital indemnity product that provides payment in the event of a hospital stay. The product is designed to help cover expenses which may not be covered by private insurance or Medicare such as deductibles and co-payments.

Approximately 74 percent of the total number of our supplemental health policies inforce were sold with return of premium or cash value riders. The return of premium rider generally provides that, after a policy has been inforce for a specified number of years or upon the policyholder reaching a specified age, we will pay to the policyholder, or in some cases, a beneficiary under the policy, the aggregate amount of all premiums paid under the policy, without interest, less the aggregate amount of all claims incurred under the policy. For some policies, the return of premium rider does not have any claim offset. The cash value rider is similar to the return of

premium rider, but also provides for payment of a graded portion of the return of premium benefit if the policy terminates before the return of premium benefit is earned.

Medicare Supplement. Medicare supplement collected premiums were $651.6 million during 2022, or 15 percent, of our total collected premiums. Medicare is a federal health insurance program for disabled persons and seniors (age 65 and older). Part A of the program provides protection against the costs of hospitalization and related hospital and skilled nursing facility care, subject to an initial deductible, related coinsurance amounts and specified maximum benefit levels. The deductible and coinsurance amounts are subject to change each year by the federal government. Part B of Medicare covers doctor's bills and a number of other medical costs not covered by Part A, subject to deductible and coinsurance amounts for charges approved by Medicare. The deductible amount is subject to change each year by the federal government.

Medicare supplement policies provide coverage for many of the hospital and medical expenses which the Medicare program does not cover, such as deductibles, coinsurance costs (in which the insured and Medicare share the costs of medical expenses) and specified losses which exceed the federal program's maximum benefits. Our Medicare supplement plans automatically adjust coverage to reflect changes in Medicare benefits. In marketing these products, we currently concentrate on individuals who have recently become eligible for Medicare by reaching the age of 65. Approximately 62 percent of new sales of Medicare supplement policies in 2022 were within the seven month open enrollment period that begins three months before an individual reaches age 65.

Long-Term Care. Long-term care collected premiums were $263.9 million during 2022, or 6 percent of our total collected premiums. Long-term care products provide coverage, within prescribed limits, for nursing homes, home healthcare, or a combination of both. We sell long-term care plans primarily to retirees and, to a lesser degree, to older self-employed individuals in the middle-income market.

During 2022, 98 percent of new sales of long-term care products had benefit periods of two years or less. Since 2009, we have ceded 25 percent of most new sales with a third party. At December 31, 2022, 94 percent of our long-term care policies have benefit periods of less than or equal to four years and 63 percent of such long-term care policies have benefit periods of one year or less. In 2018, we ceased sales of home health care only long-term care policies. In addition, we ceased sales of comprehensive and nursing home long-term care policies with benefit periods exceeding three years. Comprehensive policies cover both nursing home care and home healthcare. Home healthcare benefits included in comprehensive policies cover incurred charges after a deductible or elimination period and are subject to a weekly or monthly maximum dollar amount, and an overall benefit maximum. We monitor the loss experience on our long-term care products and, when appropriate, apply for actuarially justified rate increases in the jurisdictions in which we sell such products. Regulatory approval is required before we can increase our premiums on these products.

Life

Life products include traditional and interest-sensitive life insurance products. During 2022, we collected life insurance premiums of $911.8 million, or 22 percent, of our total collected premiums.

Interest-Sensitive Life. These products include universal life and other interest-sensitive life products that provide life insurance with adjustable rates of return related to current interest rates. They accounted for $227.9 million, or 6 percent, of our total collected premiums in 2022. The principal differences between universal life products and other interest-sensitive life products are policy provisions affecting the amount and timing of premium payments. Universal life policyholders may vary the frequency and size of their premium payments, and policy benefits may also fluctuate according to such payments. Premium payments under other interest-sensitive policies may not be varied by the policyholders. Universal life products include fixed indexed universal life products. The account value of these policies is credited with interest at a guaranteed rate, plus additional interest credits based on changes in a particular index during a specified time period.

Traditional Life. These products accounted for $683.9 million, or 16 percent, of our total collected premiums in 2022. Traditional life policies, including whole life, graded benefit life, term life and single premium whole life products, are marketed through independent producers, exclusive agents and direct response marketing. Under whole life policies, the policyholder generally pays a level premium over an agreed period or the policyholder's lifetime. The annual premium in a whole life policy is generally higher than the premium for comparable term insurance coverage in the early years of the policy's life, but is generally lower than the premium for comparable term insurance coverage in the later years of the policy's life. These policies combine insurance protection with a savings component that gradually increases in amount over the life of the policy. The policyholder may borrow against the savings component that may be at a rate of interest lower than that available from other lending sources. The policyholder may also choose to surrender the policy and receive the accumulated cash value rather than continuing the insurance protection. Term life products offer pure insurance protection for life with a guaranteed level premium for a specified period of time - typically five, 10, 15 or 20 years. In some instances, these products offer an option to return the premium at the end of the guaranteed period.

Traditional life products also include graded benefit life insurance products. Graded benefit life insurance products are offered on an individual basis primarily to persons age 50 to 85, principally in face amounts of $400 to $30,000, with limited or no medical examination or evidence of insurability. Premiums are paid as frequently as monthly. Benefits paid are less than the face amount of the policy during the first two years, except in cases of accidental death.

Traditional life products also include single premium whole life insurance. This product requires one initial lump sum payment in return for providing life insurance protection for the insured's entire lifetime. Single premium whole life products accounted for $38.2 million of our total collected premiums in 2022.

INVESTMENTS

40|86 Advisors, Inc. ("40|86 Advisors", a registered investment advisor and wholly owned subsidiary of CNO) manages the investment portfolios of our insurance subsidiaries. 40|86 Advisors had approximately $24.4 billion of assets (at fair value) under management at December 31, 2022, of which $24.2 billion were our assets (including investments held by variable interest entities ("VIEs") that are included on our consolidated balance sheet) and $.2 billion were assets managed for third parties. Our general account investment strategies are to:

- provide largely stable investment income from a diversified high quality fixed income portfolio;

- maximize and maintain a stable spread between our investment income and the yields we pay on insurance products;

- sustain adequate liquidity levels to meet operating cash requirements, including a margin for potential adverse developments;

- continually monitor and manage the relationship between our investment portfolio and the financial characteristics of our insurance liabilities such as durations and cash flows; and

- maximize total return through active strategic asset allocation and investment management.

Investment activities are an important and integral part of our business because investment income is a significant component of our revenues. The profitability of many of our insurance products is significantly affected by spreads between interest yields on investments and rates credited on insurance liabilities. Also, certain insurance products are priced based on long term assumptions including investment returns. Although substantially all credited rates on SPDAs, FPDAs and interest sensitive life products may be changed annually (subject to minimum guaranteed rates), changes in crediting rates may not be sufficient to maintain targeted investment spreads in all economic and market environments. In addition, competition, minimum guaranteed rates and other factors, including the impact of surrenders and withdrawals, may limit our ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

We manage the equity-based risk component of our fixed indexed annuity products by:

- purchasing options on equity indices with similar payoff characteristics; and

- adjusting the participation rate to reflect the change in the cost of such options (such cost varies based on market conditions).

The prices of the options we purchase to manage the equity-based risk component of our fixed indexed annuities vary based on market conditions. All other factors held constant, the prices of the options generally increase with increases in the volatility of the applicable indices, which may reduce the profitability of the fixed indexed products, cause us to lower participation rates, or both. Accordingly, volatility of the indices is one factor in the uncertainty regarding the profitability of our fixed indexed products.

Our invested assets are predominately fixed rate in nature and their value fluctuates with changes in market rates, among other factors (such as changes in the overall compensation for risk required by the market as well as issuer specific changes in credit quality). We seek to manage the interest rate risk inherent in our business by managing the durations and cash flows of our fixed maturity investments along with those of the related insurance liabilities. For example, one management measure we use is asset and liability duration. Duration measures expected change in fair value for a given change in interest rates. If interest rates increase by 1 percent, the fair value of a fixed maturity security with a duration of 5 years is typically expected to decrease in value by approximately 5 percent. When the estimated durations of assets and liabilities are similar, absent other factors, a change in the value of assets related to changes in interest rates should be largely offset by a change in the value of liabilities. We calculate asset and liability durations using our estimates of future asset and liability cash flows.

COMPETITION

The markets in which we operate are competitive. Compared to CNO, many companies in the financial services industry are larger, have greater capital, technological and marketing resources, have greater access to capital and other sources of liquidity at a lower cost, offer broader and more diversified product lines, have greater brand recognition, have larger staffs and higher ratings. Banks, securities brokerage firms and other financial intermediaries also market insurance products or offer competing products, such as mutual fund products, traditional bank investments and other investment and retirement funding alternatives. We also compete with many of these companies and others in providing services for fees. In most areas, competition is based on a number of factors including pricing, service provided to distributors and policyholders and ratings. CNO's subsidiaries must also compete to attract and retain the allegiance of agents, insurance brokers and marketing organizations.

In the individual health insurance business, companies compete primarily on the basis of marketing, service and price. Pursuant to federal regulations, the Medicare supplement products offered by all companies have standardized policy features. This increases the comparability of such policies and intensifies competition based on other factors. See "Insurance Underwriting" and "Governmental Regulation" for additional information. In addition to competing with the products of other insurance companies, commercial banks, mutual funds and broker/dealers, our insurance products compete with health maintenance organizations, preferred provider organizations and other health care-related institutions which provide medical benefits based on contractual agreements.

Our principal competitors vary by product line. Our main competitors for agent-sold long-term care insurance products include Northwestern Mutual, Mutual of Omaha and New York Life. Our main competitors for agent-sold Medicare supplement insurance products include Blue Cross and Blue Shield Plans, United HealthCare and Mutual of Omaha. Our main competitors for life insurance sold through direct marketing channels include Mutual of Omaha, Cuna Mutual, Gerber Life, AAA Life Insurance, New York Life and Globe Life Inc. Our main competitors for supplemental health products sold through our Worksite Division include AFLAC, Colonial Life and Accident Company and subsidiaries of Globe Life Inc.

In some of our product lines, such as life insurance and fixed annuities, we have a relatively small market share. Even in some of the lines in which we are one of the top writers, our market share is relatively small. For example, while, based on an Individual Long-Term Care Insurance Survey, one of our subsidiaries (Bankers Life and Casualty Company ("Bankers Life")) ranked fourth in new annualized premiums of individual long-term care insurance in 2021 with a market share of approximately 11 percent, the top three writers of individual long-term care insurance had new annualized premiums with a combined market share of approximately 67 percent during the period. In addition, while, based on a 2021 Medicare Supplement Loss Ratios report, we ranked eighth in direct premiums earned for Medicare supplement insurance in 2021 with a market share of 2.1 percent, the top writer of Medicare supplement insurance had direct premiums with a market share of 33 percent during the period.

Most of our major competitors have higher financial strength ratings than we do. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to maintain or improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do price our products to maintain profitability, we may lose market share to other companies. If we lower our prices to maintain market share, our profitability will decline.

Our direct to consumer channel has faced increased competition from other insurance companies who also distribute products through direct marketing. In addition, the demand and cost of television advertising appropriate for our direct to consumer campaigns fluctuates from period to period and will impact the average cost to generate a TV lead.

We must attract and retain sales representatives to sell our insurance and annuity products. Strong competition exists among insurance and financial services companies for sales representatives. We compete for sales representatives primarily on the basis of our financial position, financial strength ratings, support services, compensation, products and product features. Our competitiveness for such agents also depends upon the relationships we develop with these agents.

An important competitive factor for life insurance companies is the financial strength ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products and prospective purchasers of our products use the financial strength ratings of our insurance subsidiaries as an important factor in determining whether to market or purchase. Ratings have the biggest impact on our sales of supplemental health and life products to consumers

at the worksite. Financial strength ratings provided by AM Best Company ("AM Best"), Fitch Ratings ("Fitch"), Moody's Investor Services, Inc. ("Moody's") and S&P Global Ratings ("S&P") are the rating agency's opinions of the ability of our insurance subsidiaries to pay policyholder claims and obligations when due. They are not directed toward the protection of investors, and such ratings are not recommendations to buy, sell or hold securities. The current financial strength ratings of our primary insurance subsidiaries from AM Best, Fitch, Moody's and S&P and are "A", "A-", "A3" and "A-", respectively. For a description of these ratings and additional information on these ratings, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations - Consolidated Financial Condition - Financial Strength Ratings of our Insurance Subsidiaries."

INSURANCE UNDERWRITING

Under regulations developed by the National Association of Insurance Commissioners (the "NAIC") (an association of state regulators and their staffs) and adopted by the states, we are prohibited from underwriting our Medicare supplement policies for certain first-time purchasers. If a person applies for insurance within six months after becoming eligible by reason of age, or disability in certain limited circumstances, the application may not be rejected due to medical conditions. Some states prohibit underwriting of all Medicare supplement policies. For other prospective Medicare supplement policyholders, such as senior citizens who are transferring to our products, the underwriting procedures are relatively limited, except for policies providing prescription drug coverage.

Before issuing long-term care products, we generally apply detailed underwriting procedures to assess and quantify the insurance risks. We require medical examinations of applicants (including blood and urine tests, where permitted) for certain health insurance products and for life insurance products which exceed prescribed policy amounts. These requirements vary according to the applicant's age and may vary by type of policy or product. We also rely on medical records and the potential policyholder's written application. In recent years, there have been significant regulatory changes with respect to underwriting certain types of health insurance. An increasing number of states prohibit underwriting and/or charging higher premiums for substandard risks. We monitor changes in state regulation that affect our products, and consider these regulatory developments in determining the products we market and where we market them.

Our supplemental health policies are individually underwritten using a simplified issue application. Based on an applicant's responses on the application, the underwriter either: (i) approves the policy as applied for; (ii) approves the policy with reduced benefits; or (iii) rejects the application.

Our life insurance products include policies that are underwritten individually and low face-amount life insurance products that utilize standardized underwriting procedures. After initial processing, insurance underwriters obtain the information needed to make an underwriting decision (such as prescription history, medical examinations, doctors' statements and special medical tests). After collecting and reviewing the information, the underwriter either: (i) approves the policy as applied for; (ii) approves the policy with an extra premium charge because of unfavorable factors; or (iii) rejects the application.

We underwrite group insurance policies based on the characteristics of the group and its past claim experience. Graded benefit life insurance policies are issued without medical examination or evidence of insurability. There is minimal underwriting on annuities.

LIABILITIES FOR INSURANCE PRODUCTS

At December 31, 2022, the total balance of our liabilities for insurance products was $27.4 billion. These liabilities are generally payable over an extended period of time. The profitability of our insurance products depends on pricing and other factors. Differences between our expectations when we sold these products and our actual experience could result in future losses.

Liabilities for insurance products are calculated using management's best judgments, based on our past experience and standard actuarial tables, of mortality, morbidity, lapse rates, investment experience and expense levels with due consideration of provision for adverse development where prescribed by accounting principles generally accepted in the United States of America ("GAAP"). For all of our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our health insurance business, we establish a reserve for the present value of amounts not yet due on incurred claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, our reserves and liabilities are necessarily based on extensive estimates, assumptions and historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we use in determining our reserves and pricing our products. If our assumptions are incorrect with respect to future claims, future policyholder premiums and policy charges or the investment income on assets supporting liabilities, or our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results.

REINSURANCE

Consistent with the general practice of the life insurance industry, our subsidiaries enter into indemnity reinsurance agreements with other insurance companies in order to reinsure portions of the coverage provided by our insurance products. Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to diversify its risk. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. Our reinsured business is ceded to numerous reinsurers. Based on our periodic review of their financial statements, insurance industry reports and reports filed with state insurance departments, we believe the assuming companies are able to honor all contractual commitments.

As of December 31, 2022, the policy risk retention limit of our insurance subsidiaries was generally $.8 million or less. Reinsurance ceded by CNO represented 9 percent of gross combined life insurance inforce and reinsurance assumed represented .3 percent of net combined life insurance inforce.

The principal reinsurers to whom we have ceded life, annuity and health business at December 31, 2022 were as follows (dollars in millions):

Name of Reinsurer	Reinsurance receivables	Ceded life insurance inforce	AM Best rating
Wilton Reassurance Company ("Wilton Re") (a)	$ 2,666.1	$ 841.2	A+
Jackson National Life Insurance Company ("Jackson") (b)	1,030.4	444.0	A
RGA Reinsurance Company (c)	392.1	65.6	A+
Sagicor Life Insurance Company	38.5	42.9	A-
Swiss Re Life and Health America Inc.	4.2	715.9	A+
Munich American Reassurance Company	4.1	556.9	A+
SCOR Global Life USA Reinsurance Company	1.9	55.5	A+
All others (d)	104.4	98.0	
	$ 4,241.7	$ 2,820.0	

(a) In addition to life insurance, certain long-term care business has been ceded to Wilton Re through a 100% indemnity coinsurance agreement. Such business had total insurance policy liabilities of $2.4 billion at December 31, 2022.

(b) In addition to life insurance, certain annuity business has been ceded to Jackson through a coinsurance agreement. Such business had total insurance policy liabilities of $.8 billion at December 31, 2022.

(c) A portion of the long-term care business of Bankers Life has been ceded to RGA Reinsurance Company on a coinsurance basis.

(d) No other single reinsurer represents more than 1 percent of the reinsurance receivables balance or has assumed greater than 2 percent of the total ceded life insurance business inforce.

HUMAN CAPITAL

As of December 31, 2022, we employed approximately 3,400 full-time associates, nearly all of whom are located in the United States.

Currently, none of our associates are represented under collective bargaining agreements and we enjoy generally favorable employee relations.

CNO associates are among our most important resources. They are critical to achieving our mission to secure the future of middle-income America by providing insurance and financial services that help protect their health, income and retirement needs, while building enduring value for all our stakeholders.

We focus significant attention on attracting and retaining talented, experienced individuals to serve our customers and manage and support our operations. The Human Resource and Compensation Committee of our Board of Directors is actively engaged in the oversight of our human resource initiatives and receives regular updates from management on progress and developments. Our commitment to our associates is demonstrated through several areas of focus:

- **Associate Development and Engagement**
  CNO provides a supportive environment designed to encourage all associates to pursue their professional goals and career objectives through one-to-one coaching, mentoring, continuing education, professional education and training. We also regularly collect associate feedback through surveys to better learn and understand associates' needs, priorities and issues of concern.

- **Compensation**
  At CNO, we strive for a culture of exceptional performance. We believe in developing associates through a challenging work environment coupled with extensive support and training. Our compensation philosophy is focused on pay-for-performance. We reward overall and individual performance that drives long-term success for the company and our associates.

- **Health and Well-being**
  Supporting our associates' physical, emotional and financial well-being is at the center of how we engage our workforce. We increased the 401K match this year to help associates save more for retirement and expanded financial education resources. Our benefits package for associates includes medical, dental and vision insurance coverage as well as an extensive well-being program. We understand healthcare affordability and equity are fundamental and introduced tiered premiums for CNO's health plan that align with an associate's salary level. CNO's well-being program encourages associates and their families to engage in healthy lifestyle choices, including completing preventive exams and screenings and taking care of their mental well-being. The well-being program includes enhanced mental well-being support and caregiver resources as well as free virtual preventive care and behavioral health services offered through our clinic services to all associates and family members who are covered under the CNO health plan.

- **Ethical Business Practices**
  CNO's Code of Conduct outlines our expectations surrounding key issues and business practices, including anti-money laundering, political activities and contributions, conflicts of interest, fraud prevention, data security, confidentiality, gift giving and fair competition. Our associates are required to be familiar with, and to act in accordance with, this code.

- **Diversity, Equity and Inclusion**
  Diversity, Equity and Inclusion ("DE&I") is one of CNO's five corporate values. We are committed to creating an inclusive culture that encourages, supports, celebrates, and values the diverse voices of our associates and customers. CNO's Diversity Council brings together leaders from across the company in support of DE&I. Our five associate-led Business Resource Groups and three affinity groups focus on education, mentoring and community outreach. CNO's Chief Executive Officer signed the CEO Action for Diversity & Inclusion™ pledge in 2018 and has been a member of the CEO Action for Racial Equity Governing Committee since 2020. CNO signed the Indy Racial Equity pledge in 2021.

- **Community Involvement**

  CNO is committed to supporting community organizations that address the health and financial wellness of middle-income Americans and to providing ways for our associates to give back through our Team CNO volunteer program.

- **Ongoing Pandemic Response**

  During 2022, in our continuing response to the COVID-19 pandemic, CNO remained focused on the health and safety of our customers, associates and agents, and the continuity of service to the policyholders who depend on us. We maintained recommended protocols and other health and safety standards as required by federal, state and local government agencies, and taking into consideration guidelines from the Centers for Disease Control and Prevention and other public health authorities.

  In early 2022, we began the process of reopening our corporate offices and were fully open by the end of April, although most of our associates are working under hybrid work arrangements pursuant to which they work remotely the majority of the time. Our branch offices remained open throughout the pandemic as insurance is classified as an essential business.

  We offer flexible work arrangements for the majority of our associates, which includes working from home, working from the office, or a mix of both options. We remain committed to delivering consistent service with minimal disruption to our customers and agents, while providing workplace flexibility to our associates.

GOVERNMENTAL REGULATION

Insurance Regulation and Oversight

Overview

Our insurance subsidiaries are licensed to transact insurance business and are subject to extensive regulation and supervision by insurance regulators of the jurisdictions in which they operate. Our insurance subsidiaries are domiciled in Illinois, Indiana, New York, Pennsylvania and Texas, and are collectively licensed in all 50 states of the United States, the District of Columbia and in four U.S. territories. The extent of regulation by jurisdiction varies, but most jurisdictions have laws and regulations governing the financial aspects and business conduct of insurers. This regulation and supervision is primarily for the benefit and protection of customers, and not for the benefit of our investors or creditors. State laws generally establish supervisory agencies that have broad regulatory authority, including the power to:

- grant and revoke business licenses;

- define acceptable accounting principles;

- prescribe the form and content of required financial statements and reports;

- establish reserve requirements;

- determine the reasonableness and adequacy of statutory capital and surplus;

- regulate the types and amounts of permitted investments;

- regulate and supervise sales practices;

- approve policy forms;

- approve premium rates and premium rate increases for some lines of business such as long-term care and Medicare supplement insurance;

- perform financial, market conduct and other examinations;

- establish guaranty associations; and

- license agents.

The NAIC is the U.S. standard-setting and regulatory support organization governed by the chief insurance regulators from the 50 states, the District of Columbia and five U.S. territories to coordinate the regulation of multistate insurers. The NAIC assists state insurance regulators in their mission to serve the public interest and achieve their regulatory goals. State insurance regulators establish standards and best practices for insurers. They coordinate their regulatory oversight through the NAIC, and work with the NAIC to regularly re-examine existing insurance laws and regulations. The NAIC develops model laws and regulations, many of which are adopted by state legislatures or insurance regulators, relating to:

- reserve requirements;

- risk-based capital ("RBC") standards;

- codification of insurance accounting principles;

- risk management;

- group capital;

- investment restrictions;

- corporate governance;

- restrictions on an insurance company's ability to pay dividends;

- credit for reinsurance;

- insurance data security;

- product illustrations; and

- privacy.

The Company's insurance subsidiaries are required to file detailed annual reports, in accordance with prescribed statutory accounting rules, with regulatory authorities in each of the jurisdictions in which they do business. As part of their routine oversight process, state insurance departments conduct periodic detailed examinations, at least once every five years, of the books, records and accounts of insurers domiciled in their states. These examinations are generally coordinated under the direction of the lead state regulator and typically include all insurers operating in a holding company system pursuant to guidelines promulgated by the NAIC.

Existing and future changes to accounting rules may impact our results of operations or financial condition, including the new guidance related to targeted improvements to the accounting for long-duration insurance products which became effective on January 1, 2023.

NAIC

The NAIC's mission is to support its state insurance regulatory members who set standards and ensure fair, competitive, and healthy insurance markets to protect consumers. Model insurance laws and regulations are created for adoption by the states to address insurance company financial regulation, such as capital requirements, corporate governance and risk management practices, and statutory accounting and financial reporting.

The NAIC adopted amendments to its valuation manual containing a principle-based approach for the calculation of reserves for life insurance and annuity contracts, which reflect corresponding amendments to the NAIC Standard Valuation Law. Principle-based reserving replaced the prior formulaic approach to determining policy reserves with a design that more closely reflects the risks of life insurance and annuity products. The principle-based reserving approach has been adopted by the domiciliary states of our insurance subsidiaries, effective for life insurance and certain annuity products issued on or after January 1, 2020. Similar reserving requirements for additional products are expected to be implemented over time. Although the impact of implementing the approach for our life insurance products has not been significant to date, the ultimate impact is unknown.

The NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act ("ORSA"), which has been enacted by the domiciliary states of our insurance subsidiaries. ORSA requires insurers to maintain a risk management framework and conduct an internal own risk and solvency assessment of an insurer's material risks in normal and stressed environments. The assessment must be documented in an annual summary report, a copy of which must be submitted to insurance regulators as required or upon request.

Our insurance subsidiaries' domiciliary states have also adopted the NAIC's Corporate Governance Annual Disclosure Model Act ("CGAD"). CGAD requires an annual filing by an insurer or insurance group that provides detailed information regarding their governance practices, including information on whether a diversity policy is in place for its board of directors, as well as sample documentation on their corporate governance structure and policies.

The NAIC has been focused on a macro-prudential initiative since 2017, which is intended to enhance risk identification efforts through proposed enhancements to supervisory practices related to liquidity, recovery and resolution, capital stress testing and counterparty exposure concentrations for life insurers. In December 2020, the NAIC adopted amendments to the Model Holding Company System Act and Regulation that implement an annual filing requirement for a liquidity stress-testing framework (the "Liquidity Stress Test") for certain large U.S. life insurers and insurance groups. Life insurers are subject to this filing requirement based on criteria related to the amounts of certain types of business written or material exposure to certain investment transactions, such as derivatives and securities lending. The Liquidity Stress Test is used as a regulatory tool in jurisdictions which have adopted the Holding Company Act amendments. Two of our insurance subsidiaries' domiciliary states have enacted the Liquidity Stress Test and a bill is pending in the New York legislature to adopt the amendments. All states are expected to adopt the Holding Company Amendments over time as the NAIC is developing an accreditation standard for these changes.

The NAIC has also developed a group capital calculation ("GCC") tool using an RBC aggregation methodology for all entities within the insurance holding company system. The goal is to provide state insurance regulators with a method to aggregate the available capital and minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. The NAIC's amendments to the Model Holding Company System Act and Regulation in 2020 adopted the Group Capital Calculation Template and Instructions as well as the requirement that each insurance group file the GCC annually with its lead state regulator. Indiana, our lead state regulator, has not adopted the Holding Company Amendments, although all states are expected to do so since the NAIC is developing an accreditation standard, as noted above. The NAIC Financial Analysis Handbook provides guidance for insurance regulators on reviewing GCC submissions. We cannot predict what impact this regulatory tool may have on our business.

Insurance Regulatory Examinations and Other Activities

State insurance departments periodically examine the books, records, accounts, and business practices of their domiciled insurers, as previously noted. State insurance departments may also conduct examinations of non-domiciliary insurers licensed in their states.

State regulatory authorities and industry groups have developed several initiatives regarding market conduct, including the form and content of disclosures to consumers, advertising, sales practices and complaint handling. Various state insurance departments periodically examine the market conduct activities of domestic and non-domestic insurance companies doing business in their states, including our insurance subsidiaries. The purpose of these market conduct examinations is to determine whether an insurer's operations are consistent with the laws and regulations of the state conducting the examination. Market conduct has also become one of the criteria used by rating agencies to establish the financial strength ratings of an insurance company. For example, AM Best's ratings analysis now includes the review of an insurer's compliance program.

Most states mandate minimum benefit standards and benefit ratios for accident and health insurance policies. We are generally required to maintain, with respect to our individual long-term care policies, premium rates that either: (i) are adequate to support moderately adverse claims experience; or (ii) support minimum anticipated benefit ratios over the entire period of coverage of not less than 60 percent. The specific requirements vary by state. With respect to our Medicare supplement policies, we are generally required to attain and maintain an actual benefit ratio, after three years, of not less than 65 percent. With respect to supplemental health policies, several states require us to annually certify that the premium rates are set such that minimum lifetime loss ratios will be met. These minimum lifetime loss ratios vary by state and product. We provide to the insurance departments, where required, annual calculations that demonstrate compliance with required minimum benefit ratios for long-term care, Medicare supplement, and supplemental health insurance. These calculations are prepared utilizing statutory lapse and interest rate assumptions. In the event that we fail to maintain minimum mandated benefit ratios, our insurance subsidiaries could be required to provide retrospective refunds and/or prospective rate reductions. As of December 31, 2022, we believe that our insurance subsidiaries have provided retrospective refunds and/or prospective rate reductions when the mandated minimum benefit ratios have not been maintained.

Guaranty Associations

Our insurance subsidiaries are required by the guaranty fund laws of the jurisdictions in which they transact business to participate in guaranty associations that are organized to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These laws require insurers to pay assessments up to prescribed limits to fund policyholder losses or liabilities of insolvent insurance companies. Typically, assessments are levied on member insurers on a basis which is related to the member insurer's proportionate share of the business written by all member insurers. Assessments can be partially recovered through a reduction in future premium taxes in some states.

Centers for Medicare & Medicaid Services

In addition to state regulations, we are subject to federal laws, regulations and guidelines issued by the Centers for Medicare & Medicaid Services ("CMS") that place a number of requirements on plan sponsors and their agents in connection with the marketing and sale of Medicare Advantage plans. For example, CMS and state regulations and guidelines include a number of prohibitions regarding the ability to contact Medicare-eligible individuals and place many restrictions on the marketing of Medicare-related plans.

Insurance Holding Company Regulation

U.S. state insurance holding company system laws and regulations are generally based on the NAIC Model Holding Company System Act and Regulation. These laws and regulations vary from jurisdiction to jurisdiction, but generally require a controlled insurance company (i.e., an insurer that is a subsidiary of an insurance holding company) to register and file reports with state regulatory authorities on its capital structure, ownership, financial condition, intercompany transactions and general business operations. They also require the ultimate controlling person of a U.S. insurer to file an annual enterprise risk report with the lead state regulator of the insurance holding company system. This report identifies the material risks within the insurance holding company system that could pose enterprise risk to the insurer or its insurance holding company system as a whole. Each of our insurance subsidiaries' domiciliary states has enacted laws to implement these requirements, including the enterprise risk reporting requirement.

The insurance holding company system laws and regulations also regulate the terms of surplus debentures and transactions between or involving insurance companies and their affiliates. Various reporting and approval requirements apply to transactions between or involving insurance companies and their affiliates within an insurance holding company system, depending on the size and nature of the transactions. Generally, all transactions between an insurance company and an affiliate must be fair and reasonable. The Company and its insurance subsidiaries are registered as a holding company system pursuant to the laws and regulations in our domiciliary states.

In addition, the insurance holding company system laws and regulations regulate the acquisition (or sale) of control of insurance companies. Generally, these laws and regulations provide that no person, corporation or other entity may acquire control of a domestic insurance company, or any parent company of such domestic insurer, without the prior approval of the insurance company's domiciliary state regulator. Any person acquiring, directly or indirectly, 10 percent or more of the voting securities of an insurance company is generally presumed to have acquired "control" of the insurer. This statutory presumption may be rebutted by a showing that control does not exist in fact. However, state insurance regulators may find that "control" exists in circumstances in which a person owns or controls, directly or indirectly, less than 10 percent of the voting securities. The laws and regulations regarding acquisitions of control may discourage potential acquisition proposals or may delay or prevent a change of control involving the Company, including through unsolicited transactions that some of our shareholders might consider desirable.

State insurance holding company system laws and regulations also regulate the payment of dividends or other payments by our insurance subsidiaries to parent companies. A state insurance regulator may prohibit a dividend payment if the regulator determines that such a payment could be adverse to an insurer's policyholders or contract holders. The ability of our insurance subsidiaries to pay dividends is based on their financial statements that are prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities, which differ from financial statements prepared in accordance with GAAP. These regulations generally permit an insurer to pay a dividend from earned surplus without regulatory approval if the amount of the dividend, together with other dividends made within the preceding 12-month period, does not exceed the greater of (or in some states, the lesser of):

- statutory net gain from operations or net income of such insurer for the prior calendar year; or

- 10 percent of such insurer's surplus as regards policyholders at the end of the preceding calendar year.

If an insurance company has negative earned surplus, any dividend payments require the prior approval of the company's domiciliary state regulator. In addition, the RBC and other capital requirements described below can also limit, in certain circumstances, the ability of our insurance subsidiaries to pay dividends.

In accordance with an order from the Florida Office of Insurance Regulation, Washington National Insurance Company ("Washington National") may not distribute funds to any affiliate or shareholder, except pursuant to agreements with affiliates that have been approved, without prior notice to the Florida Office of Insurance Regulation.

Long-Term Care Regulation

The NAIC has adopted model long-term care policy language providing nonforfeiture benefits and it has proposed a rate stabilization standard for long-term care policies. As of December 2022, the NAIC Long-Term Care Insurance Task Force has been focused on implementing the Long-Term Care Insurance Multistate Rate Review Framework that was adopted by the NAIC's Executive Committee in April 2022. The Framework's goal is to establish a consistent national approach to reviewing long-term care insurance rates which results in states granting actuarially appropriate rate increases in a timely manner. We are evaluating our participation in the multi-state review process for our filings requesting actuarially justified rate increases, as discussed below. In addition, various bills are introduced from time to time in the U.S. Congress which propose the implementation of certain minimum consumer protection standards in all long-term care policies, including guaranteed renewability, protection against inflation and limitations on waiting periods for pre-existing conditions. Federal legislation permits premiums paid for qualified long-term care insurance to be tax-deductible medical expenses and for benefits received on such policies to be excluded from taxable income.

Our insurance subsidiaries that write long-term care business have made insurance regulatory filings seeking actuarially justified rate increases on our long-term care policies. Most of our long-term care business is guaranteed renewable. If we are unable to raise our premium rates because we fail to obtain approval for actuarially justified rate increases in one or more states, our financial condition and results of operations could be adversely affected.

Surplus and Capital Requirements

Insurers are required to maintain their capital and surplus at or above minimum levels prescribed by the laws of their respective jurisdictions. Regulators generally have discretionary authority to limit or prohibit an insurer's sales to policyholders if the insurer has not maintained a minimum surplus or capital or if they find that the further transaction of business will be hazardous to policyholders.

IRIS Ratios

The NAIC annually calculates certain statutory financial ratios for most insurance companies in the United States to assist state regulators in monitoring the financial condition of insurance companies. These calculations are known as the Insurance Regulatory Information System ("IRIS") ratios. There are 12 IRIS ratios for life insurers and each ratio has an established "usual range" of results as a benchmark. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are immaterial or are eliminated at the consolidated level. Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain the company's underwriting capacity. In the past, variances in certain ratios of our insurance subsidiaries have resulted in inquiries from insurance departments, to which we have responded. These inquiries have not led to any restrictions affecting our operations.

Risk-Based Capital

The NAIC's RBC requirements provide a tool for insurance regulators to assess the level of risk inherent in an insurance company's business and determine whether an insurer has insufficient capital, which could lead to regulatory intervention. The basis of the system is a formula that applies prescribed factors to various risk elements in an insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. The life and health insurer RBC formula is designed to measure annually: (i) the risk of loss from asset defaults and asset value fluctuations; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of assets and liability cash flow due to changing interest rates; and (iv) business risks.

The RBC requirements currently provide for a trend test if a company's total adjusted capital is between 100 percent and 150 percent of its RBC at the end of the year. The trend test calculates a margin, which is the excess of total adjusted capital over authorized control level RBC, for each of the current year, prior year, and third prior year. The trend test assumes that such decrease could occur again in the coming year. Any company whose trended total adjusted capital is less than 95 percent of its RBC would trigger a requirement to submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position. The 2022 annual statutory financial statements of each of our insurance subsidiaries reflect total adjusted capital in excess of the levels that would subject our subsidiaries to any regulatory action.

The NAIC approved RBC revisions for corporate bonds, real estate equity and longevity risk that took effect at year-end 2021 which reduced our consolidated RBC ratio by approximately 16 percentage points.

Although we are under no obligation to do so, we may elect to contribute additional capital or retain greater amounts of capital to strengthen the surplus of certain insurance subsidiaries. Any election to contribute or retain additional capital could impact the amounts our insurance subsidiaries pay as dividends to the holding company. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher ratings and by the capital levels that we target for our insurance subsidiaries.

Regulation of Investments

Our insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories, such as below-investment grade bonds, equity real estate and common stocks. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in some instances, would require divestiture of such non-qualifying investments. The investments made by our insurance subsidiaries complied in all material respects with such investment regulations as of December 31, 2022.

The NAIC has been evaluating the risks associated with certain insurers' investments in leveraged loans and collateralized loan obligations ("CLOs"). The NAIC is considering a proposal to assign risk weights to CLOs based on its own modeling as opposed to credit ratings. Under this proposal, the NAIC Structured Securities Group would model CLO investments and evaluate tranche level losses across all debt and equity tranches under a series of calibrated and weighted collateral stress scenarios to assign NAIC designations that eliminate RBC arbitrage. The NAIC's goal is to ensure that the aggregate RBC factor for owning all tranches of a CLO is the same as that required for owning all of the underlying loan collateral, in order to avoid RBC arbitrage. This change would be implemented at year-end 2023 at the earliest. It is currently unclear whether this will apply to all CLOs or only in specified cases. It is possible that the NAIC may propose new regulations or changes to statutory accounting principles regarding CLOs.

Privacy and Cybersecurity Regulation

Federal and state laws and regulations require financial institutions to protect the security and confidentiality of personal information, including health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection, use, maintenance, disclosure and destruction of such information and their practices relating to protecting the security, confidentiality, integrity, and availability of that information. State laws regulate the use and disclosure of personal information, such as social security numbers and other identifiers, and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain personal information, including social security numbers, financial information, and other identifiers. Federal and state laws and regulations regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. The United States Department of Health and Human Services has issued regulations under the Health Insurance Portability and Accountability Act, as amended, relating to standardized electronic transaction formats, code sets, the privacy of member health information, and the implementation of data security controls to safeguard electronic protected health information.

Further, numerous state regulatory bodies are focused on security and privacy requirements for companies that collect personal information and various state legislatures have proposed and enacted legislation and regulations regarding data protection standards and protocols, and the area of cybersecurity has also come under increased scrutiny by state insurance regulators. For example, the New York State Department of Financial Services' ("NYDFS") cybersecurity regulation applies to banking and insurance entities under its jurisdiction, such as Bankers Conseco Life Insurance Company. The regulation requires a company's cybersecurity program to include robust controls regarding: access privileges, application security, policies and procedures for the disposal of nonpublic information, regular cybersecurity awareness training, encryption of nonpublic information, third-party due diligence and an incident response plan. Companies subject to the regulation must also implement and maintain written policies approved by a senior officer of the company to protect its information systems and nonpublic information, appoint a chief information security officer and perform periodic risk assessments. We are required to file an annual Certification of Compliance with the NYDFS regarding our cybersecurity program.

In November 2022, the NYDFS proposed amendments to the regulation which, if adopted, would require new technical reporting, governance and oversight measures be implemented, enhance certain cybersecurity safeguards (e.g., annual audits, vulnerability assessments, and password controls and monitoring), and mandate notifications in the event that a covered entity makes a cyber-ransom payment. We cannot predict whether the amendments will be adopted, what form they will take, or what effect they would have on our business or compliance efforts.

The NAIC adopted the Insurance Data Security Model Law for entities licensed under the relevant state's insurance laws. The model law requires such entities to establish standards for data security and the investigation of and notification to insurance commissioners of cybersecurity events involving unauthorized access to, or the misuse of, certain nonpublic information. The model law imposes significant regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. Several states have adopted the model law (or a form thereof), including Indiana. We are also required to file an annual Certificate of Compliance with the Indiana Department of Insurance.

In addition, certain state legislatures have adopted or are actively considering general consumer privacy legislation that may apply to us. For example, in 2018, California enacted the California Consumer Privacy Act ("CCPA"), which became effective January 1, 2020. CCPA provides for enhanced privacy rights for consumers in California, including the right to know what personal information a business has collected and/or shared with third parties, the right to delete personal information held by a business, and the right to limit certain processing or use of such information. CCPA provides for a private right of action with potentially significant statutory damages, whereby a business that fails to implement reasonable security measures to protect against breaches of personal information could be liable to affected consumers. Certain data processing which is otherwise regulated, including under the Gramm-Leach-Bliley Act ("GLBA"), is excluded from the CCPA; however, this is not an entity-wide exclusion. In November 2020, California voters approved a referendum that enacted the California Privacy Rights Act, which established the California Privacy Protection Agency, and amended the CCPA in various ways and came into effect on January 1, 2023. Laws enacted in Virginia, Colorado, Connecticut and Utah adopt similar approaches to the collection, use, and sharing of personal information from state residents, but include broader, entity-wide exemptions for organizations that conduct data processing subject to GLBA. Other states are considering similar legislation.

In March 2022, the SEC released proposed rules enhancing cybersecurity risk and management disclosure requirements for companies. If enacted, the proposed rules would, among other things, require disclosure of any material cybersecurity incident on its Form 8-K within four business days of determining that the incident it has experienced is material. They would also require periodic disclosures of, among other things: (i) details on the company's cybersecurity policies and procedures; (ii) cybersecurity governance, oversight policies and risk management policies, including the board of directors' oversight of cybersecurity risks; (iii) the relevant expertise of members of the board of directors with respect to cybersecurity issues; and (iv) details of any cybersecurity incident that was previously disclosed on Form 8-K, as well as any undisclosed incidents that were non-material, but have become material in the aggregate.

The NAIC is currently working on the creation of a new model to replace the existing privacy models #670 (Insurance Information and Privacy Protections Model Act) and #672 (Privacy of Consumer Financial and Health Information Regulation) rather than to update them. The draft of the new model #674 was exposed for comment in January 2023.

These statutes, and any corresponding regulations adopted thereunder, affect our administration, marketing and sale of our products, and how we collect, store, use and disseminate personal information. Federal and state lawmakers and regulatory bodies may consider additional or more detailed regulation regarding these subjects and the privacy and security of personal information.

Federal Initiatives

The U.S. federal government does not directly regulate the business of insurance, although the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") generally provides for enhanced federal supervision of financial institutions, including insurance companies in certain circumstances, and financial activities that represent a systemic risk to financial stability or the U.S. economy. The Dodd-Frank Act created the Federal Insurance Office ("FIO") within the U.S. Treasury Department to monitor all aspects of the insurance industry. Its authority extends to most lines of insurance written by our insurance subsidiaries, although the FIO is not empowered with any general regulatory authority over insurers.

The Dodd-Frank Act also established the Financial Stability Oversight Council ("FSOC"), which has the ability to subject non-bank financial institutions, including insurers, to supervision and heightened prudential standards by the Federal Reserve if the FSOC determines that financial distress at the company could pose a threat to U.S. financial stability. The FSOC modified the process of designating such non-bank financial institutions by adopting an activities-based approach for identifying and addressing potential risks to financial stability.

The Dodd-Frank Act also provides for the preemption of state laws when they are inconsistent with agreements with non-U.S. governments or regulatory authorities, and the Dodd-Frank Act streamlines the state-level regulation of reinsurance and surplus lines insurance. In addition, under certain circumstances, the FDIC can assume the role of a state insurance regulator and initiate liquidation proceedings under state law.

The USA PATRIOT Act of 2001 seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities. CNO and its insurance subsidiaries support these goals by having adopted anti-money laundering ("AML") programs that include policies, procedures and controls to detect and prevent money laundering, designate compliance officers to oversee the programs, provide for on-going employee training and ensure periodic independent testing of the programs. CNO's and the insurance subsidiaries' AML programs also establish and enforce customer identification programs and provide for the monitoring and the reporting to the Department of the Treasury of certain suspicious transactions.

In October 2022, the SEC adopted final rules requiring the recovery of erroneously awarded compensation as mandated by the Dodd-Frank Act. The rules will, among other things, require national securities exchanges to establish listing standards that would require listed companies to adopt and comply with a compensation recovery policy, often known as a clawback policy, and require listed companies to provide disclosure about such policies and how they are being implemented. In the event a company is required to prepare an accounting restatement, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the company must recover from any current or former executive officers incentive-based compensation that was erroneously awarded during the three years preceding the date such a restatement was required. The recoverable amount would be the amount of incentive-based compensation received in excess of the amount that otherwise would have been received had it been determined based on the restated financial measure. The updated listing standards related to clawback policies will become effective no later than November 28, 2023. Listed companies will be required to adopt a clawback policy no later than 60 days following the applicable listing standards effective date and make the required disclosure in proxy and information statements, as well as annual reports filed after the adoption of their clawback policy. We are currently awaiting the finalization of the relevant listing standards and are evaluating our existing clawback policy to determine if any updates are required.

Investment Adviser and Broker/Dealer Regulations

The asset management activities of 40|86 Advisors and our other investment advisory subsidiary are subject to various federal and state securities laws and regulations. The SEC is the principal regulator of our asset management operations.

We have a broker/dealer subsidiary that is registered under the Securities Exchange Act of 1934 and is subject to federal and state regulation, including, but not limited to, the Financial Industry Regulatory Authority ("FINRA"). Agents and employees registered or associated with our broker/dealer subsidiary are subject to the Securities Exchange Act of 1934 and to examination requirements and regulation by the SEC, FINRA and state securities commissioners. The SEC and other governmental agencies, as well as state securities commissions in the United States, have the power to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or suspension and termination or limitation of the activities of the regulated entity or its employees.

Numerous regulatory bodies are focused on enacting regulations requiring investment advisers, broker/dealers and/or agents to meet a higher standard of care when providing advice to their clients and to provide enhanced disclosure of conflicts of interest. For example, the SEC's Regulation Best Interest enhances the broker/dealer standard of conduct beyond existing suitability obligations and requires broker/dealers to act in the best interest of the customer when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. In addition, the new Form CRS Relationship Summary requires registered investment advisers and broker/dealers to provide retail investors with simple, easy-to-understand information about the nature of their relationship with their financial professional. In addition to the SEC rules, the NAIC and several states have proposed and/or enacted laws and regulations requiring investment advisers, broker/dealers and/or agents (e.g., insurance producers) to disclose conflicts of interest to clients and/or to meet a higher standard of care when providing recommendations or advice to their clients. In January 2020, the NAIC revised the Suitability in Annuity Transactions Model Regulation to apply a "best interest" standard for the sale of annuities. The amended model regulation has been adopted by two of our insurance subsidiaries' domiciliary states and a proposed amendment is pending in another domiciliary state. In New York, the NYDFS amended Regulation – Suitability and Best Interests in Life Insurance and Annuity Transactions ("Regulation 187") to add a "best interest" standard for recommendations regarding the sale of life insurance and annuity products in New York. The amendment was challenged in litigation by a number of producer trade groups but was ultimately upheld by the New York State Court of Appeals (New York's highest appellate court) on October 20, 2022.

Changes to the marketing requirements for registered investment advisers were adopted in December 2020 and became effective in November 2022. The changes amend existing Rule 206(4)-1 under the Investment Advisers Act and incorporate aspects of Investment Advisers Act Rule 206(4)-3, which the SEC simultaneously rescinded in its entirety. The amended rules impose a number of new requirements that will affect marketing of certain advisory products, including, in particular, private funds. Our wholly-owned registered investment advisers have updated their policies and procedures for the amended rule.

Federal legislation and administrative policies in other areas, including employee benefit plan and individual retirement account ("IRA") regulation, could also impact the insurance industry. In that regard, the U.S. Department of Labor ("DOL") issued a new class exemption ("PTE"), which became effective as of February 16, 2021, that applies to investment advice to retirement and welfare plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and IRAs, as well as fiduciary recommendations relating to rollovers from retirement plans subject to ERISA to IRAs and plan-to-plan rollovers. The PTE sets forth the conditions under which compensation paid (including, third party payments) for investment advice provided to ERISA retirement and welfare plans and IRAs can be exempted from the prohibited transaction provisions under ERISA and the Internal Revenue Code (the "Code"). The PTE's conditions include impartial conduct standards, disclosure, written policies and procedures, an annual compliance review and certification, and recordkeeping requirements.

Climate Change and Financial Risks

Climate risk has come under increased scrutiny by insurance regulators and other regulatory agencies. In New York, the NYDFS issued a circular letter in 2020 to New York domestic insurers, such as Bankers Conseco Life Insurance Company, and foreign authorized insurers, stating that insurers are expected to integrate financial risks related to climate change into their governance frameworks, risk management processes and business strategies. On November 15, 2021, the NYDFS issued additional guidance stating that New York domestic insurers, such as Bankers Conseco Life Insurance Company, are expected to manage climate risks by outlining actions that are proportionate to the nature, scale and complexity of their businesses. For instance, such insurers should incorporate climate risk into their financial risk management (e.g., a company's ORSA should address climate risk). As of August 15, 2022, New York domestic insurers should have implemented certain corporate governance changes and developed plans to implement the organizational structure changes (e.g., clearly defining roles and responsibilities related to managing climate risk). With respect to the NYDFS' more complex expectations, it will issue additional guidance on the implementation timelines. The board of directors of Bankers Conseco Life Insurance Company approved a Climate Risk Policy in June 2022.

The NYDFS also adopted an amendment to the regulation that governs enterprise risk management, effective as of August 13, 2021, that requires an insurance group to include certain additional risks, such as climate change risk, in its enterprise risk management function. In our most recent ORSA report filed with the NYDFS and our lead state regulator, we included enhanced disclosure on the management of climate risk.

The NAIC is seeking to address climate-related risks through three areas of insurance regulation: financial risk analysis; insurance market availability and affordability; and consumer education and outreach. In 2022, the NAIC adopted changes to the Climate Risk Disclosure Survey, which must be completed by insurers licensed in certain states, including two of our insurance subsidiaries' domiciliary states, if such insurers satisfy a nationwide premium threshold. The survey changes align the questions with disclosures recommended by the Financial Stability Board's Task Force on Climate Related Financial Disclosures (TCFD), which represent the international benchmark for climate risk disclosure.

In addition, the FIO is authorized to monitor the U.S. insurance industry under the Dodd-Frank Act, as discussed above. In furtherance of President Biden's Executive Order on Climate-Related Financial Risk, dated May 20, 2021, the FIO sought public comment on climate-related financial risks in the insurance industry. The FIO is assessing how the insurance sector may mitigate climate risks and help achieve national climate-related goals. No data has been requested from the life and health insurance industry.

On March 21, 2022, the SEC proposed rules requiring SEC-registrants to provide additional climate-related information in their registration statements and annual reports, including in their financial statements. The proposal sets forth proposed rules for disclosure of climate-related risks, material impacts, governance, risk management, financial statement metrics, greenhouse gas emissions, attestation of emissions disclosures, and targets and goals. Such regulations will be applicable to the Company when adopted.

On May 25, 2022, the SEC proposed rules requiring registered investment companies, business development companies, and registered and certain unregistered investment advisers to disclose in their fund prospectuses, annual reports and Form ADV information about how funds and advisers incorporate environmental, social and governance factors into their investment strategies.

Diversity and Corporate Governance

Insurance regulators are also focused on the topic of race, diversity and inclusion. In New York, the NYDFS issued a circular letter in 2021 stating that it expects the insurers it regulates, such as Bankers Conseco Life Insurance Company, to make diversity of their leadership a business priority and a key element of their corporate governance. In December 2022, the NAIC's Special (EX) Committee on Race and Insurance adopted DE&I recommendations to the insurance industry that include action steps for insurance regulators and insurance companies to assess and discuss DE&I activities or initiatives.

FEDERAL INCOME TAXATION

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, a tax-and-spending package intended to provide economic relief to address the impact of the COVID-19 pandemic, was signed into law in March 2020. Provisions in the CARES Act permit net operating loss carryforwards ("NOLs") arising in a taxable year beginning after December 31, 2017, and before January 1, 2021 to be allowed as a carryback to each of the five taxable years preceding the taxable year of such loss. Accordingly, we are able to carryback the NOL created in 2018 related to the long-term care reinsurance transaction to 2017 and 2016 resulting in a $34.0 million tax benefit from the difference in tax rates between the current enacted rate of 21% and the enacted rate in 2016 and 2017 of 35%. This provision also accelerated the utilization of approximately $375 million of life NOLs and restored approximately $130 million of non-life NOLs. Further, the CARES Act temporarily repealed the 80 percent limitation for taxable years beginning before January 1, 2021 (as required under the Tax Cuts and Job Act (the "Tax Reform Act")). This provision resulted in the acceleration of approximately $105 million of life NOLs and restored approximately $35 million of non-life NOLs. In July 2021, we received an $80 million refund from the Internal Revenue Service pursuant to the carryback provisions in the CARES Act.

Our annuity and life insurance products generally provide policyholders with an income tax advantage, as compared to other savings investments such as certificates of deposit and bonds, because taxes on the increase in value of the products are deferred until received by policyholders. With other savings investments, the increase in value is generally taxed as earned. Annuity benefits and life insurance benefits, which accrue prior to the death of the policyholder, are generally not taxable until paid. Life insurance death benefits are generally exempt from income tax. Also, benefits received on immediate annuities (other than structured settlements) are recognized as taxable income ratably, as opposed to the methods used for some other investments which tend to accelerate taxable income into earlier years. The tax advantage for annuities and life insurance is provided in the Code and is generally followed in all states and other United States taxing jurisdictions.

Congress has considered, from time to time, possible changes to the U.S. tax laws, including elimination of the tax deferral on the accretion of value of certain annuities and life insurance products. It is possible that further tax legislation will be enacted which would contain provisions with possible adverse effects on our annuity and life insurance products.

Our insurance company subsidiaries are taxed under the life insurance company provisions of the Code. Provisions in the Code require a portion of the expenses incurred in selling insurance products to be deducted over a period of years, as opposed to immediate deduction in the year incurred. This provision increases the tax for statutory accounting purposes, which reduces statutory earnings and surplus and, accordingly, decreases the amount of cash dividends that may be paid by the life insurance subsidiaries.

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carryforwards and NOLs. In evaluating our deferred tax assets, we consider whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of our deferred tax assets depends upon generating future taxable income during the periods in which our temporary differences become deductible and before our NOLs expire. In addition, the use of our NOLs is dependent, in part, on whether the Internal Revenue Service ultimately agrees with the tax positions we have taken in previously filed tax returns and that we plan to take in future tax returns. Accordingly, with respect to our deferred tax assets, we assess the need for a valuation allowance on an ongoing basis.

On August 16, 2022, President Biden signed the Inflation Reduction Act into law which introduces a 15% minimum tax based on financial statement income which is not currently expected to have a significant impact on CNO. The Inflation Reduction Act also introduces a 1% excise tax on share buybacks, effective for tax years beginning in 2023, which would apply to future share repurchases made by CNO. We continue to monitor developments and regulations associated with the Inflation Reduction Act for any potential future impacts on our business, results of operations and financial condition.

The SECURE 2.0 Act of 2022 ("SECURE 2.0"), signed into law on December 29, 2022, makes significant changes to existing law for retirement plans by building upon provisions in the Setting Every Community Up for Retirement Enhancement Act of 2019. SECURE 2.0 introduces new requirements and considerations for plan sponsors that are intended to expand coverage, increase savings, preserve income, and simplify plan rules and administrative procedures. Among other provisions, SECURE 2.0 directs the DOL to review its current interpretive bulletin regarding ERISA plan sponsors' selection of annuity providers for purposes of transferring plan sponsor benefit plan liability to such annuity providers. Such review could result in the DOL's imposition of new or different requirements on plan sponsors or on annuity providers or could make such selection process more difficult for the parties involved.

ITEM 1A.   RISK FACTORS.

CNO and its businesses are subject to a number of risks including general business and financial risk. Any or all of such risks could have a material adverse effect on the business, financial condition or results of operations of CNO. In addition, please refer to the "Cautionary Statement Regarding Forward-Looking Statements" section of this Form 10-K.

Economic Conditions, Market Conditions and Investments:

There are risks to our business associated with broad economic conditions.

General factors such as the availability of credit, consumer spending, business investment, capital market conditions, the potential of a U.S. government default and inflation affect our business. One of the most serious threats facing the U.S. economy is the disagreement over the federal debt limit which, if not addressed in the coming months, could lead to a default on the federal debt, adverse market impact and an economic downturn this year. In an economic downturn, higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending may depress the demand for life insurance, annuities and other insurance products. In addition, this type of economic environment may result in higher lapses or surrenders of policies.

Our business is exposed to the performance of the debt and equity markets. Adverse market conditions can affect the liquidity and value of our investments. The manner in which debt and equity market performance and changes in interest rates have affected, and will continue to affect, our business, financial condition, growth and profitability include, but are not limited to, the following:

- The value of our investment portfolio has been materially affected in the past by changes in market conditions which resulted in substantial changes in realized and/or unrealized losses. Future adverse capital market conditions could result in additional realized and/or unrealized losses.

- Changes in interest rates also affect our investment portfolio. In periods of increasing interest rates, life insurance policy loans, surrenders and withdrawals could increase as policyholders seek higher returns. This could require us to sell invested assets at a time when their prices may be depressed by the increase in interest rates, which could cause us to realize investment losses. Conversely, during periods of declining interest rates, we could experience increased premium payments on products with flexible premium features, repayment of policy loans and increased percentages of policies remaining inforce. We could obtain lower returns on investments made with these cash flows. In addition, prepayment rates on investments may increase so that we might have to reinvest those proceeds in lower-yielding investments. As a consequence of these factors, we could experience a decrease in the spread between the returns on our investment portfolio and amounts to be credited to policyholders and contractholders, which could adversely affect our profitability. Further, reductions in interest rates could result in an acceleration of the amortization of deferred acquisition costs and the present value of future profits and a reduction in our projected loss recognition testing margins.

- The attractiveness of certain of our insurance products may decrease because they are linked to the equity markets and assessments of our financial strength, resulting in lower profits. Increasing consumer concerns about the returns and features of our insurance products or our financial strength may cause existing customers to surrender policies or withdraw assets, and diminish our ability to sell policies and attract assets from new and existing customers, which would result in lower sales and fee revenues.

A prolonged low interest rate environment may negatively impact our results of operations, financial position and cash flows.

Prior to the increase in interest rates in 2022, interest rates had been at or near historically low levels. Some of our products, principally traditional whole life, universal life, fixed rate and fixed indexed annuity contracts, expose us to the risk that low interest rates will reduce our spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under the contracts). Our spread is a key component of our net income. Investment income is also an important component of the profitability of our health products, especially long-term care and supplemental health policies. In addition, interest rates impact the liability for the benefits we provide under our agent deferred compensation plan (as it is our policy to immediately recognize changes in assumptions used to determine this liability).

If interest rates were to return to low levels for an extended period of time, we may have to invest new cash flows or reinvest proceeds from investments that have matured or have been prepaid or sold at yields that have the effect of reducing our net investment income as well as the spread between interest earned on investments and interest credited to some of our products below present or planned levels. To the extent prepayment rates on fixed maturity investments or mortgage loans in our investment portfolio exceed

our assumptions, this could increase the impact of this risk. We can lower crediting rates on certain products to offset the decrease in investment yield. However, our ability to lower these rates may be limited by: (i) contractually guaranteed minimum rates; or (ii) competition. In addition, a decrease in crediting rates may not match the timing or magnitude of changes in investment yields. Currently, approximately 53 percent of our fixed interest annuities and universal life products with contractually guaranteed minimum rates have crediting rates set at the minimum rate. As a result, continued low investment yields would decrease the spread we earn and such spread could potentially become a loss.

Our fixed indexed annuity products provide a guaranteed minimum rate of return and a higher potential return that is based on a percentage (the "participation rate") of the amount of increase in the value of a particular index, such as the Standard & Poor's 500 Index, over a specified period. We are generally able to change the participation rate at the beginning of each index period (typically on each policy anniversary date), subject to contractual minimums. At December 31, 2022, $1.5 billion of our fixed indexed annuity account values were at contractual minimum guarantees or participation rates.

During periods of declining or low interest rates, life and annuity products may be relatively more attractive to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency (a higher percentage of insurance policies remaining in force from year-to-year).

Our expectation of future investment income is an important consideration in determining the amortization of deferred acquisition costs and the present value of future profits (collectively referred to as "insurance acquisition costs") and analyzing the recovery of these assets as well as determining the adequacy of our liabilities for insurance products. Expectations of lower future investment earnings may require us to accelerate amortization, write down the balance of insurance acquisition costs or establish additional liabilities for insurance products, thereby reducing net income in future periods. When the new accounting standard related to targeted improvements to the accounting for long-duration insurance contracts became effective on January 1, 2023, amortization of insurance acquisition costs will no longer be based on the emergence of profits.

Further, a rapidly rising interest rate environment may cause the interest maintenance reserve ("IMR") balance of certain of our insurance subsidiaries to decrease or become negative because of their bond sales at a capital loss. Current statutory accounting guidance requires the non-admittance of negative IMR. If the IMR balance of our insurance subsidiaries becomes negative, it would result in lower surplus and RBC ratios. The NAIC is considering whether the allowance of a negative IMR balance in statutory accounting should be permitted, although the outcome of this initiative is uncertain.

High inflation levels could have adverse consequences for us, the insurance industry and the U.S. economy generally.

The U.S. economy is currently experiencing increasing levels of inflation, which creates a heightened level of risk for us, the insurance industry and the U.S. economy generally. Rising inflation may impact the sales and persistency of our insurance products, the reliability of our loss reserve estimates and our ability to accurately price insurance products, and may create additional volatility in the fair value of our investments. A portion of our insurance policy benefits may be affected by increased medical coverage costs and various operating expenses including payroll have already been affected. Additionally, regulatory agencies, such as various state departments of insurance, the U.S. government and Federal Reserve may be slow to approve rate changes or adopt measures to attempt to control inflation, which could affect our ability to generate profits and cash flow. There can be no assurance that inflation rates will not continue to escalate in the future or that measures adopted or that may be adopted by the U.S. government or the Federal Reserve to control inflation will be effective or successful. Continuing significant inflation could have a prolonged effect on the insurance industry and U.S. economy and could in turn negatively affect our business, financial condition and results of operations.

Major public health issues, including COVID-19, could have an adverse impact on our financial condition, results of operations, liquidity, cash flows and other aspects of our business.

Our operations are exposed to the risk of major health pandemics, epidemics or outbreaks, such as COVID–19. The COVID-19 pandemic significantly impacted the U.S. and global economy, created significant volatility and periods of disruption in the capital markets and dramatically increased unemployment levels during 2020 and 2021. In addition, the pandemic resulted in temporary, and in some cases permanent, closures of many businesses and schools and the institution of social distancing and sheltering in place requirements in many states and local communities. As a result, our ability to sell products through our regular channels and the demand for our products and services was significantly impacted. For example, sales of health and life insurance products (measured by new annualized premiums) in our Worksite Division have yet to return to 2019 levels. Worksite Division sales, as compared to 2019, were down 43 percent in 2020, down 35 percent in 2021 and down 22 percent in 2022. The lower sales in the last three years

in the Worksite Division will adversely impact our earnings in future periods. The extent to which major health issues, including COVID-19, impact our business, results of operations or financial condition will depend on future developments which are highly uncertain and cannot be predicted, including but not limited to: (i) new variants of COVID-19 or new health pandemics; (ii) the efficacy of vaccines and the rate of vaccine adoption; (iii) premature mortality impacts on our claim experience; (iv) potential changes in monetary policy enacted by the Federal Reserve; and (v) potential fiscal stimulus measures implemented by the federal government.

Following a time when most of our employees were working remotely due to the COVID-19 pandemic, most of our employees are now working under hybrid work arrangements pursuant to which they work remotely the majority of the time. Remote work arrangements could strain our business continuity plans, introduce additional operational risk, including but not limited to cybersecurity risks, and impair our ability to effectively manage our business. The frequency and sophistication of attempts at unauthorized access to our technology systems and fraud may increase, and the current conditions may impair our cybersecurity efforts and risk management. We also outsource a variety of functions to third parties (both domestic and international), including certain of our administrative operations. As a result, we rely upon the successful implementation and execution of the business continuity planning of such entities in the current environment. While we closely monitor the business continuity activities of these third parties, successful implementation and execution of their business continuity strategies are largely outside our control. If one or more of the third parties to whom we outsource certain critical business activities experience operational failures, or is otherwise unable to perform, as a result of the impacts from the spread of COVID-19 and governmental reactions thereto, it could adversely impact our business, results of operations or financial condition.

We have experienced higher claims on our life insurance products due to the COVID-19 pandemic which have unfavorably impacted our results of operations. We may experience additional claims on our life and certain health insurance products due to the deferral of care and possible long-term health complications from COVID-19. In 2022, our margin on life insurance products reflects an estimated $21 million of adverse mortality impact related to COVID-19. In addition, policyholders may seek sources of liquidity and make withdrawals from annuities or surrender policies at rates greater than we previously expected. In the past, many state insurance departments have required insurers to offer flexible premium payment plans, relax payment dates, waive late fees and penalties in order to avoid canceling or non-renewing polices and such requirements may be instituted in the future. If policyholder lapse and surrender rates or premium waivers significantly exceed our expectations, we may need to change our assumptions, models or reserves. The cost of reinsurance to us for these policies could increase, and we may encounter decreased availability of such reinsurance. Each of these could have a material adverse effect on our business, financial condition, results of operations, liquidity and cash flows. Such events or conditions could also have an adverse effect on product sales.

Our investment portfolio may be adversely affected as a result of the delays or failures of borrowers to make payments of principal and interest when due or delays or moratoriums on foreclosures, enforcement actions with respect to delinquent or defaulted mortgages imposed by governmental authorities or the failure of tenants to pay rent or tenants' demands for lease modifications. Further, severe market volatility may leave us unable to react to market events in a prudent manner consistent with our historical investment practices. Market dislocations, decreases in observable market activity or unavailability of information, in each case, arising from major public health issues, like COVID-19, may restrict our access to key inputs used to derive certain estimates and assumptions made in connection with financial reporting or otherwise. Restricted access to such inputs may make our financial statement balances and estimates and assumptions used to run our business subject to greater variability and subjectivity. In addition, changes in the overall use of office space could impact the values and creditworthiness of certain investments we hold.

Any of the direct or indirect effects of major public health issues, like COVID-19, may cause litigation or regulatory, investor, media, or public inquiries. We may face increased workplace safety costs and risks, lose access to critical employees, and face increased employment-related claims and employee-relations challenges. These costs and risks may increase when our employees begin to return to our workplaces. Our costs to manage and effectively respond to these matters, and to address them in settlement or other ways, may increase.

Any uncertainty as a result of any of these events may require us to change our estimates, assumptions, models or reserves. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - Changes in Actuarial Assumptions" for further information related to changes in certain actuarial assumptions and their impact on our operating results in 2022. Authorities may not accurately report population and impact data, such as death rates, infections, morbidity, hospitalizations, or illness that we use in our estimates, assumptions and models. Further, the speed at which these events are occurring increases the uncertainty of our estimates, assumptions and models. Any of these events could cause or contribute to the risks and uncertainties enumerated in Item 1A. Risk Factors included herein and could materially adversely affect our business, results of operations or financial condition.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and negatively impact our profitability, our financial condition and our liquidity.

The performance of our investment portfolio depends in part upon the level of and changes in interest rates, risk spreads, real estate values, equity market values, market volatility, supply chain issues affecting investors, the performance of the economy in general, the policies adopted by the Federal Reserve as a result of the performance of the economy, the performance of the specific obligors included in our portfolio and other factors that are beyond our control. Changes in these factors can affect our net investment income in any period, and such changes can be substantial. These factors include, but are not limited to, the following: (i) changes in interest rates and credit spreads, which can reduce the value of our investments; (ii) changes in patterns of relative liquidity in the capital markets for various asset classes; (iii) changes in the perceived or actual ability of issuers to make timely repayments, which can reduce the value of our investments; (iv) changes in the estimated timing of receipt of cash flows; and (v) changes in mortgage delinquency or recovery rates, declining real estate prices, challenges to the validity of foreclosures and the quality of service provided by service providers on securities in our portfolios. These risks are significantly greater with respect to below-investment grade securities and alternative investments, which comprised 5.4 percent and 2.5 percent of our total investments as of December 31, 2022. Our structured securities (as defined below), which comprised 29.6 percent of our available for sale fixed maturity investments at December 31, 2022, are generally subject to variable prepayment on the assets underlying such securities, such as mortgage loans. When asset-backed securities, agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, collateralized loan obligations and commercial mortgage-backed securities, (collectively referred to as "structured securities") prepay faster than expected, investment income may be adversely affected due to the acceleration of the amortization of purchase premiums or the inability to reinvest at comparable yields in lower interest rate environments.

We use derivatives in an effort to hedge higher potential returns to our fixed indexed annuity policyholders based on the increase in the value of a particular index. For derivative positions we hold that are in-the-money, we are exposed to credit risk in the event of default of our counterparty.

In addition, our investment borrowings from the Federal Home Loan Bank ("FHLB") are secured by collateral, the fair value of which can be significantly impacted by general market conditions. If the fair value of pledged collateral falls below specific levels, we would be required to pledge additional eligible collateral or repay all or a portion of the investment borrowings.

The concentration of our investment portfolio in any particular industry, group of related industries, asset classes (such as residential mortgage-backed securities and other asset-backed securities), or geographic area could have an adverse effect on our results of operations and financial position. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative impact on any particular industry, group of related industries or geographic area may have an adverse effect on the investment portfolio.

Because a substantial portion of our operating results are derived from returns on our investment portfolio, significant losses in the portfolio may have a direct and materially adverse impact on our results of operations. In addition, losses on our investment portfolio could reduce the investment returns that we are able to credit to our customers of certain products, thereby impacting our sales and eroding our financial performance. Investment losses may also reduce the capital of our insurance subsidiaries, which may cause us to make additional capital contributions to those subsidiaries or may limit the ability of our insurance subsidiaries to make dividend payments to CNO.

The determination of the allowance for credit losses related to our investments is highly subjective and could have a material adverse effect on our operating results and financial condition.

The determination of the amount of allowances and impairments varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments require significant judgment and are revised as conditions change and new information becomes available. Additional impairments may need to be taken or allowances provided for in the future, and the ultimate loss may exceed our current loss estimates.

The determination of fair value of our fixed maturity securities results in unrealized investment gains and losses and is, in some cases, highly subjective and could materially impact our operating results and financial condition.

In determining fair value, we generally utilize market transaction data for the same or similar instruments. The degree of management judgment involved in determining fair values is inversely related to the availability of market observable information. Since significant observable market inputs are not available for certain securities, it may be difficult to value them. The fair value of financial assets and financial liabilities may differ from the amount actually received to sell an asset or the amount paid to transfer a liability in

an orderly transaction between market participants at the measurement date. Moreover, the use of different valuation assumptions may have a material effect on the fair values of the financial assets and financial liabilities. During periods of market disruption, it may be difficult to value certain securities if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the current financial environment. In such cases, the valuation process may require more subjectivity and management judgment. Rapidly changing market conditions could materially impact the valuation of securities and the period-to-period changes in value could vary significantly.

The elimination of the London Inter-Bank Offered Rate ("LIBOR") may affect the value of certain investments.

It is anticipated that LIBOR will be discontinued no later than June 2023 and that one or more alternative rates will be used instead. As a result, we anticipate a potential valuation risk regarding certain investment securities. Additionally, the elimination of LIBOR or changes to other reference rates or any other changes or reforms to the determination or supervision of reference rates may adversely affect the amount of interest receivable on certain of our investments. These changes may also impact the market liquidity and market value of these investments. Any changes to LIBOR or any alternative rate, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have an adverse effect on the value of LIBOR-based securities, including those held in our investment portfolio. It may also adversely affect our liabilities as some of our liabilities reference LIBOR including our $250.0 million unsecured revolving credit agreement which matures on July 16, 2026 (the "Revolving Credit Agreement"). We are in the process of renegotiating the LIBOR terms in the Revolving Credit Agreement.

To the extent we hold LIBOR instruments, the terms of these instruments may have fallback provisions that provide for an alternative reference rate when LIBOR ceases to exist. For securities without adequate fallback provisions already in place, federal legislation governing such securities has been enacted to provide a safe harbor for transition to the recommended alternative reference rate.

Insurance Risk:

The results of operations of our insurance business will decline if our premium rates are not adequate or if we are unable to increase rates.

We set the premium rates on our policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including but not limited to, the actuarial probability of a policyholder incurring a claim, the probable size of the claim, maintenance costs to administer the policies and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics, the rates of our competitors and other factors, but we cannot predict with certainty the future actual claims on our products. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates to the extent necessary to offset the unfavorable claims experience, our financial results will be adversely affected.

We review the adequacy of our premium rates regularly and file proposed rate increases on our health insurance products when we believe existing premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending or future requests. If we are unable to raise our premium rates because we fail to obtain approval in one or more states, our financial results will be adversely affected. Moreover, in some instances, our ability to exit unprofitable lines of business is limited by the guaranteed renewal feature of most of our insurance policies. Due to this feature, we cannot exit such lines of business without regulatory approval, and accordingly, we may be required to continue to service those products at a loss for an extended period of time.

If we are successful in obtaining regulatory approval to raise premium rates, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse. This could result in a significantly higher ratio of claim costs to premiums if healthier policyholders allow their policies to lapse, while policies of less healthy policyholders continue inforce. This would reduce our premium income and profitability in future periods.

Our business, financial condition, results of operations, liquidity and cash flows depend on the accuracy of our models and assumptions, and we could experience significant gains or losses if the models and assumptions differ significantly from actual results.

We make and rely on numerous assumptions related to our business which are used to make decisions crucial to our operations. Differences between actual experience and the assumptions in our models could materially and adversely affect our business, financial condition, results of operations, liquidity and cash flows. In addition, there is a greater risk related to our modeling due to accounting changes, such as the new guidance related to targeted improvements to the accounting for long-duration insurance contracts which became effective on January 1, 2023.

Our reserves for future insurance policy benefits and claims may prove to be inadequate, requiring us to increase liabilities which results in reduced net income and shareholders' equity.

Liabilities for insurance products are calculated using management's best judgments, based on our past experience and standard actuarial tables of mortality, morbidity, lapse rates, investment experience and expense levels. For our health insurance business, we establish an active life reserve; a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims; and a reserve for the present value of amounts on incurred claims not yet due. We establish reserves based on assumptions and estimates of factors either established at the Effective Date for business inforce or considered when we set premium rates for business written after that date.

Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in life expectancy, regulatory actions, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on estimates, assumptions, industry data and prior years' statistics. Our financial performance depends significantly upon the extent to which our actual claims experience and future expenses are consistent with the assumptions we used in setting our reserves. If our future claims are higher than our assumptions, and our reserves prove to be insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, and this could have a material adverse effect on our results of operations and financial condition.

We may be required to accelerate the amortization of deferred acquisition costs or the present value of future profits or establish premium deficiency reserves.

Deferred acquisition costs represent incremental direct costs related to the successful acquisition of new or renewal insurance contracts. The present value of future profits represents the value assigned to the right to receive future cash flows from contracts existing at the Effective Date. The balances of these accounts are amortized over the expected lives of the underlying insurance contracts. On an ongoing basis, we test these accounts recorded on our balance sheet to determine if these amounts are recoverable under current assumptions. In addition, we regularly review the estimates and assumptions underlying these accounts for those products for which we amortize deferred acquisition costs or the present value of future profits in proportion to gross profits or gross margins. If facts and circumstances change, these tests and reviews could lead to reduction in the balance of those accounts, and the establishment of a premium deficiency reserve. Such results could have an adverse effect on the results of our operations and our financial condition. See "Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Estimates, Present Value of Future Profits and Deferred Acquisition Costs."

Our operating results may suffer if policyholder surrender levels differ significantly from our assumptions.

Surrenders of our annuities and life insurance products can result in losses and decreased revenues if surrender levels differ significantly from assumed levels. At December 31, 2022, approximately $4.5 billion of our total insurance liabilities could be surrendered by the policyholder without penalty. The surrender charges that are imposed on our fixed rate annuities typically decline during a penalty period, which ranges from five to twelve years after the date the policy is issued. Surrender charges are eliminated after the penalty period. Surrenders and redemptions could require us to dispose of assets earlier than we had planned, possibly at a loss. Moreover, surrenders and redemptions require faster amortization of either the acquisition costs or the commissions associated with the original sale of a product, thus reducing our net income. We believe policyholders are generally more likely to surrender their policies if they believe the issuer is having financial difficulties, or if they are able to reinvest the policy's value at a higher rate of return in an alternative insurance or investment product.

We face risk with respect to our reinsurance agreements.

We transfer exposure to certain risks to others through reinsurance arrangements. Under these arrangements, other insurers assume a portion of our losses and expenses associated with reported and unreported claims in exchange for a portion of policy premiums. The availability, amount and cost of reinsurance depend on general market conditions and may vary significantly. As of December 31, 2022, our reinsurance receivables and ceded life insurance inforce totaled $4.2 billion and $2.8 billion, respectively. Our seven largest reinsurers (which are currently rated "A-" or higher by AM Best) accounted for 97 percent of our ceded life insurance inforce and 98 percent of our reinsurance receivables. Such reinsurance receivables also include long-term care and annuity blocks of business that have been ceded. We face credit risk with respect to reinsurance. When we obtain reinsurance, we are still liable for those transferred risks even if the reinsurer defaults on its obligations. The failure, insolvency, inability or unwillingness of one or more of the Company's reinsurers to perform in accordance with the terms of its reinsurance agreement could negatively impact our earnings or financial position. In addition, it is possible that reinsurance may not be available or affordable in the future, or may not be adequate to protect us against losses.

Liquidity Risk:

We have substantial indebtedness which may restrict our ability to take advantage of business, strategic or financing opportunities.

As of December 31, 2022, we had an aggregate principal amount of indebtedness of $1,150.0 million (comprised of $500.0 million of 5.250% Senior Notes due 2025, $500.0 million of 5.250% Senior Notes due 2029 (collectively, the "Notes")) and $150.0 million of 5.125% Subordinated Debentures due 2060 (the "Debentures"). Our indebtedness will require approximately $60.8 million in cash to service in 2023 (based on the principal amounts outstanding and applicable interest rates as of December 31, 2022). In addition, the Company has entered into the Revolving Credit Agreement. There were no amounts drawn under the Revolving Credit Agreement at December 31, 2022. See the note to the consolidated financial statements entitled "Notes Payable - Direct Corporate Obligations" for more information.

If we fail to pay interest or principal on our other indebtedness, including the Notes, we will be in default under the indentures governing such indebtedness, which could also lead to a default under agreements governing our existing and future indebtedness, including under the Revolving Credit Agreement. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we likely may not have sufficient funds at the holding company level to repay our indebtedness. Absent sufficient liquidity to repay our indebtedness, our management or our independent registered public accounting firm may conclude that there is substantial doubt regarding our ability to continue as a going concern.

The Revolving Credit Agreement and the Indentures for the Notes and Debentures contain various restrictive covenants and required financial ratios that could limit our operating flexibility. The violation of one or more loan covenant requirements will entitle our lenders to declare all outstanding amounts under the Revolving Credit Agreement, the Notes and the Debentures to be due and payable.

Certain of the agreements governing our indebtedness contain a number of restrictive covenants and require financial ratios that impose operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to: incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem our capital stock; prepay, redeem or repurchase subordinated debt; sell assets; incur liens; enter into transactions with affiliates; and consolidate, merge, sell or otherwise dispose of our assets.

The Revolving Credit Agreement requires the Company to maintain (each as calculated in accordance with the Revolving Credit Agreement): (i) a debt to total capitalization ratio (excluding hybrid securities, except to the extent that the aggregate amount outstanding of all such hybrid securities exceeds an amount equal to 15% of total capitalization) of not more than 35.0 percent (such ratio was 21.6 percent at December 31, 2022); and (ii) a minimum consolidated net worth of not less than the sum of (x) $2,674 million plus (y) 25.0% of the net equity proceeds received by the Company from the issuance and sale of equity interests in the Company (the Company's consolidated net worth was $3,493.9 million at December 31, 2022 compared to the minimum requirement of $2,694.4 million).

These covenants place restrictions on the manner in which we may operate our business and our ability to meet these financial covenants may be affected by events beyond our control. If we default under any of these covenants, the lenders could declare the outstanding principal amount of the loan, accrued and unpaid interest and all other amounts owing and payable thereunder to be immediately due and payable, which would have material adverse consequences to us. In addition, an event of default under the Revolving Credit Agreement would permit our lenders to terminate commitments to extend further credit. See the note to the consolidated financial statements entitled "Notes Payable - Direct Corporate Obligations" for more information.

CNO is a holding company and its liquidity and ability to meet its obligations may be constrained by the ability of CNO's insurance subsidiaries to distribute cash to it.

CNO and CDOC, Inc. ("CDOC") are holding companies with no business operations of their own. CNO and CDOC depend on their operating subsidiaries for cash to make principal and interest payments on debt and to pay administrative expenses and income taxes. CNO and CDOC receive cash from our insurance subsidiaries, consisting of dividends and distributions, principal and interest payments on surplus debentures and tax-sharing payments, as well as cash from their non-insurance subsidiaries consisting of dividends, distributions, loans and advances. Deterioration in the financial condition, earnings or cash flow of these significant subsidiaries for any reason could hinder the ability of such subsidiaries to pay cash dividends or other disbursements to CNO and/ or CDOC, which would limit our ability to meet our debt service requirements and satisfy other financial obligations. In addition, CNO may elect to contribute additional capital to certain insurance subsidiaries to strengthen their surplus for covenant compliance or

regulatory purposes (including, for example, maintaining adequate RBC level) or to provide the capital necessary for growth, in which case it is less likely that its insurance subsidiaries would pay dividends to the holding company. Accordingly, this could limit CNO's ability to meet debt service requirements and satisfy other holding company financial obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Liquidity of the Holding Companies" for more information.

Insurance regulations generally permit an insurer to pay dividends from statutory earned surplus without regulatory approval if the amount of the dividend, together with other dividends made within the preceding 12-month period, does not exceed the greater of (or in some states, the lesser of): (i) statutory net gain from operations of such insurer for the prior calendar year; or (ii) 10 percent of such insurer's surplus as regards to policyholders at the end of the preceding calendar year. CNO receives dividends and other payments from CDOC and from certain non-insurance subsidiaries. CDOC receives dividends and surplus debenture interest payments from our insurance subsidiaries and payments from certain of our non-insurance subsidiaries. Payments from our non-insurance subsidiaries to CNO or CDOC, and payments from CDOC to CNO, do not require approval by any regulatory authority or other third party. However, the payment of dividends or surplus debenture interest by our insurance subsidiaries to CDOC is subject to state insurance department regulations and may be prohibited by insurance regulators if they determine that such dividends or other payments could be adverse to our policyholders or contract holders.

However, as each of the immediate insurance subsidiaries of CDOC has negative earned surplus, any dividend payments from the insurance subsidiaries to CNO require the prior approval of the director or commissioner of the applicable state insurance department. In 2022, our insurance subsidiaries paid dividends of $143.6 million to CDOC. CNO expects to receive regulatory approval for future dividends from our insurance subsidiaries, but there can be no assurance that such payments will be approved or that the financial condition of our insurance subsidiaries will not deteriorate, making future approvals less likely.

CDOC holds surplus debentures from Conseco Life Insurance Company of Texas ("CLTX") with an aggregate principal amount of $749.6 million. Interest payments on those surplus debentures do not require additional approval provided the RBC ratio of CLTX exceeds 100 percent (but do require prior written notice to the Texas Department of Insurance). The estimated RBC ratio of CLTX was 340 percent at December 31, 2022. CDOC also holds a surplus debenture from Colonial Penn Life Insurance Company ("Colonial Penn") with a principal balance of $160.0 million. Interest payments on that surplus debenture require prior approval by the Pennsylvania Insurance Department.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital to strengthen the surplus of certain insurance subsidiaries for covenant compliance or regulatory purposes or to provide the capital necessary for growth. Any election regarding the contribution of additional capital to our insurance subsidiaries could affect the ability of our top tier insurance subsidiaries to pay dividends. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher financial strength ratings and by the capital levels that we target for our insurance subsidiaries, as well as the RBC compliance requirements under the Revolving Credit Agreement.

In addition, Washington National may not distribute funds to any affiliate or shareholder, except pursuant to agreements with affiliates that have been approved, without prior notice to the Florida Office of Insurance Regulation, in accordance with an order from the Florida Office of Insurance Regulation.

A decline in our current credit ratings may adversely affect our ability to access capital and the cost of such capital, which could have a material adverse effect on our financial condition and results of operations.

Our senior unsecured debt ratings are currently "bbb", "BBB-", "Baa3" and "BBB-" from AM Best, Fitch, Moody's and S&P, respectively. If we were to require additional capital, either to refinance our existing indebtedness or for any other reason, our current senior unsecured debt ratings, as well as conditions in the credit markets generally, could restrict our access to such capital and adversely affect its cost. Disruptions, volatility and uncertainty in the financial markets, and our credit ratings could limit our ability to access external capital markets at times and on terms which allow us to meet our capital and liquidity needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Liquidity of the Holding Companies" for more information.

Taxation, Laws and Regulation:

Our ability to use our existing NOLs may be limited by certain transactions, and an impairment of existing NOLs could result in a significant writedown in the value of our deferred tax assets.

As of December 31, 2022, we had $790.3 million of federal tax NOLs resulting in deferred tax assets of approximately $166.0 million (which expire in years 2023 through 2035). Section 382 of the Code imposes limitations on a corporation's ability to use its NOLs when it undergoes a 50 percent "ownership change" over a three year period. Although we underwent an ownership change in 2003 as the result of our reorganization, the timing and manner in which we will be able to utilize our NOLs is not currently limited by Section 382.

We regularly monitor ownership changes (as calculated for purposes of Section 382) based on available information and, as of December 31, 2022, our analysis indicated that we were below the 50 percent ownership change threshold that could limit our ability to utilize our NOLs. A future transaction or transactions and the timing of such transaction or transactions could trigger an ownership change under Section 382. Such transactions may include, but are not limited to, additional repurchases or issuances of common stock, acquisitions or sales of shares of CNO's stock by certain holders of its shares, including persons who have held, currently hold or may accumulate in the future 5 percent or more of CNO's outstanding common stock for their own account. CNO's Board of Directors adopted a Section 382 Rights Agreement designed to protect shareholder value by preserving the value of our NOLs. To further protect against the possibility of triggering an ownership change under Section 382, CNO's shareholders approved an amendment to CNO's certificate of incorporation designed to prevent certain transfers of common stock which could limit our ability to use our NOLs. See the note to the consolidated financial statements entitled "Income Taxes" for more information about the Section 382 Rights Agreement and the amendment to CNO's certificate of incorporation.

If an ownership change were to occur for purposes of Section 382, we would be required to calculate an annual limitation on the use of our NOLs to offset future taxable income. The annual restriction would be calculated based upon the value of CNO's equity at the time of such ownership change, multiplied by a federal long-term tax exempt rate (3.29 percent at December 31, 2022), and the annual restriction could limit our ability to use a substantial portion of our NOLs to offset future taxable income. Additionally, the writedown of our deferred tax assets that would occur in the event of an ownership change for purposes of Section 382 could cause us to breach the debt to total capitalization covenant in the Revolving Credit Agreement.

The value of our deferred tax assets may be reduced to the extent our future profits are less than we have projected or the current corporate income tax rate is reduced, and such reductions in value may have a material adverse effect on our results of operations and our financial condition.

As of December 31, 2022, we had net deferred tax assets of $1,157.5 million. Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities, capital loss carryforwards and NOLs. We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance on an ongoing basis. In evaluating our deferred tax assets, we consider whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible and before our capital loss carry-forwards and NOLs expire. Our assessment of the realizability of our deferred tax assets requires significant judgment. Failure to achieve our projections may result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance would result in additional income tax expense which could have a material adverse effect upon our earnings in the future, and reduce shareholders' equity.

The value of our net deferred tax assets as of December 31, 2022 reflects the current Federal corporate income tax rate of 21 percent. Changes in tax laws, including changes regarding the utilization of NOLs, could cause a writedown of our net deferred tax assets, which may have an adverse effect on our results of operations and financial condition.

Changes in tax laws could increase our tax costs and reduce sales of our insurance and annuity products.

The insurance and annuity products we issue receive favorable tax treatment under current U.S. federal income tax laws. Changes in U.S. Federal income tax laws could reduce or eliminate the tax advantages of certain of our products, making these products less attractive to our customers. This may lead to a reduction in sales which may adversely impact our profitability. In addition, we benefit from certain tax items, including but not limited to, dividends received deductions, tax credits, tax-exempt bond interest and insurance reserve deductions. From time to time, the U.S. Congress, as well as state and local governments, consider legislative changes that could reduce or eliminate the benefits associated with these and other tax items. We continue to evaluate the impact potential tax reform proposals may have on our future results of operations and financial condition.

From time to time we may become subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties, or our NOLs may be reduced, in amounts that may be material.

In determining our provisions for income taxes and our accounting for tax-related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. The final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings may be materially different from that reflected in our financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our business is subject to extensive regulation, which limits our operating flexibility and could result in our insurance subsidiaries being placed under regulatory control or otherwise negatively impact our financial results.

Our insurance business is subject to extensive regulation and supervision in the jurisdictions in which we operate. See "Business of CNO - Governmental Regulation." Our insurance subsidiaries are subject to state insurance laws that establish supervisory agencies. The regulations issued by state insurance agencies can be complex and subject to differing interpretations. If a state insurance regulatory agency determines that one of our insurance subsidiaries is not in compliance with applicable regulations, the subsidiary is subject to various potential administrative remedies including, without limitation, monetary penalties, restrictions on the subsidiary's ability to do business in that state and a return of a portion of policyholder premiums. In addition, regulatory action or investigations could cause us to suffer significant reputational harm, which could have an adverse effect on our business, financial condition and results of operations.

Our insurance subsidiaries are required to comply with statutory accounting principles. Such statutory accounting principles (including principles that impact the calculation of RBC and our insurance liabilities) are subject to continued review by the NAIC in an effort to address emerging issues and improve financial reporting. Proposals being considered by the NAIC could negatively impact our insurance subsidiaries, if enacted.

Our insurance subsidiaries are also subject to RBC requirements. These requirements were designed to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks associated with asset quality, mortality and morbidity, asset and liability matching and other business factors. The requirements are used by states as an early warning tool to discover companies that may be weakly-capitalized for the purpose of initiating regulatory action. Generally, if an insurer's RBC ratio falls below specified levels, the insurer is subject to different degrees of regulatory action depending upon the magnitude of the deficiency. The 2022 statutory annual statements of each of our insurance subsidiaries reflect RBC ratios in excess of the levels that would subject our insurance subsidiaries to any regulatory action.

In addition to the RBC requirements, certain states have established minimum capital requirements for insurance companies licensed to do business in their state. These regulators have the discretionary authority, in connection with the continual licensing of the Company's insurance subsidiaries, to limit or prohibit writing new business within its jurisdiction when, in the state's judgment, the insurance subsidiary is not maintaining adequate statutory surplus or capital or that the insurance subsidiary's further transaction of business would be hazardous to policyholders.

Our broker/dealer and investment advisor subsidiaries are subject to regulation and supervision by the SEC, FINRA and certain state regulatory bodies. The SEC, FINRA and other governmental agencies, as well as state securities commissions, may examine or investigate the activities of broker/dealers and investment advisors. These examinations or investigations often focus on the activities of the registered representatives and registered investment advisors doing business through such entities and the entities' supervision of those persons. It is possible that any examination or investigation could lead to enforcement action by the regulator and/or may result in payments of fines and penalties, payments to customers, or both, as well as changes in systems or procedures of such entities, any of which could have a material adverse effect on the Company's financial condition or results of operations.

Furthermore, as described above under "Business of CNO-Governmental Regulation," the SEC has adopted new regulations relating to the standard of conduct applicable to broker/dealers when making certain recommendations involving securities to retail customers and requiring registered investment advisors and broker/dealers to provide new disclosures to retail investors. In addition, the NAIC and several states have proposed and/or enacted laws and regulations related to required disclosures and/or standards of conduct when providing advice to clients. These regulations and similar regulatory initiatives could have an impact on Company operations and the manner in which broker/dealers and investment advisors distribute the Company's products.

Litigation and regulatory investigations are inherent in our business, may harm our financial condition and reputation, and may negatively impact our financial results.

Insurance companies historically have been subject to substantial litigation. In addition to the traditional policy claims associated with their businesses, insurance companies like ours face class action suits and derivative suits from policyholders and/or shareholders. We also face significant risks related to regulatory investigations and proceedings. The litigation and regulatory matters we are, have been, or may become, subject to include matters related to the classification of our exclusive agents as independent contractors, sales, marketing and underwriting practices, payment of contingent or other sales commissions, claim payments and procedures, product design, product disclosure, administration, additional premium charges for premiums paid on a periodic basis, calculation of cost of insurance charges, changes to certain non-guaranteed policy features, denial or delay of benefits, charging excessive or impermissible fees on products, procedures related to canceling policies and recommending unsuitable products to customers. Certain of our insurance policies allow or require us to make changes based on experience to certain non-guaranteed elements ("NGEs") such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. We intend to make changes to certain NGEs in the future. In some instances in the past, such action has resulted in litigation and similar litigation may arise in the future. Our exposure (including the potential adverse financial consequences of delays or decisions not to pursue changes to certain NGEs), if any, arising from any such action cannot presently be determined. Our pending legal and regulatory proceedings include matters that are specific to us, as well as matters faced by other insurance companies. State insurance departments have focused and continue to focus on sales, marketing and claims payment practices and product issues in their market conduct examinations. Negotiated settlements of class action and other lawsuits have had a material adverse effect on the business, financial condition and results of operations of CNO and our insurance subsidiaries.

We are, in the ordinary course of our business, a plaintiff or defendant in actions arising out of our insurance business, including class actions and reinsurance disputes, and, from time to time, we are also involved in various governmental and administrative proceedings and investigations and inquiries such as information requests, subpoenas and books and record examinations, from state, federal and other authorities. See the note to the consolidated financial statements entitled "Litigation and Other Legal Proceedings." The ultimate outcome of these lawsuits, regulatory proceedings and investigations cannot be predicted with certainty. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations or cash flows. We could also suffer significant reputational harm as a result of such litigation, regulatory proceedings or investigations, including harm flowing from actual or threatened revocation of licenses to do business, regulator actions to assert supervision or control over our business, and other sanctions which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Federal and state legislation could adversely affect the financial performance of our insurance operations.

During recent years, the health insurance industry has experienced substantial changes, including those caused by healthcare legislation. Recent federal and state legislation and pending legislative proposals concerning healthcare reform contain features that could severely limit, or eliminate, our ability to vary pricing terms or apply medical underwriting standards to individuals, thereby potentially increasing our benefit ratios and adversely impacting our financial results. In particular, Medicare reform could affect our ability to price or sell our products or profitably maintain our blocks inforce. For example, the Medicare Advantage program provides incentives for health plans to offer managed care plans to seniors. The growth of managed care plans under this program has decreased sales of the traditional Medicare supplement products we sell.

Proposals that have been made in Congress and some state legislatures may also affect our financial results. These proposals include the implementation of minimum consumer protection standards in all long-term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long-term care insurance; and guaranteed consumer access to information about insurers, including information regarding lapse and replacement rates for policies and the percentage of claims denied. Enactment of any proposal that would limit the amount we can charge for our products, such as guaranteed premium rates, or that would increase the benefits we must pay, such as limitations on waiting periods, or that would otherwise increase the costs of our business, could adversely affect our financial results.

The Dodd-Frank Act of 2010 made extensive changes to the laws regulating financial services firms and required various federal agencies to adopt a broad range of implementation rules and regulations, including those pertaining to the use of derivatives. Certain of these regulations have imposed additional requirements that may affect both the Company and its derivatives counterparties, including in the areas of reporting, recordkeeping, the mandatory exchange execution and clearing of certain derivatives, position limits with respect to certain derivatives, regulatory initial margin and variation margin requirements, and limitations on the ability to close out certain derivative transactions with certain counterparties upon the bankruptcy of such counterparties. These and other regulations under the Dodd-Frank Act could pose limitations and burdens on the Company and its derivatives counterparties, which

could result in increased costs to the Company in connection with its derivatives transactions. Uncertainty remains regarding potential adjustments to the Dodd-Frank Act and it is uncertain whether any such changes to the Dodd-Frank Act would result in a material effect on our business operations.

State insurance regulators, federal regulators and the NAIC continually reexamine existing laws and regulations and may impose changes in the future. The passage of new legislation or new interpretations of existing laws may impact our sales, profitability or financial strength. The NAIC regularly reviews and updates its U.S. statutory reserve and RBC requirements. Changes to these requirements have resulted in an increase to the amount of reserves and capital we are required to hold and may adversely impact the ability of our insurance subsidiaries to pay dividends to the holding company.

We cannot predict the requirements of the regulations ultimately adopted, the effect such regulations will have on financial markets generally, or on our businesses specifically, the additional costs associated with compliance with such regulations, or any changes to our operations that may be necessary to comply with new regulations, any of which could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our insurance subsidiaries may be required to pay assessments to fund other companies' policyholder losses or liabilities and this may negatively impact our financial results.

The guaranty fund laws of all states in which an insurance company does business require that company to pay assessments up to certain prescribed limits to fund policyholder losses or liabilities of other insurance companies that become insolvent. Insolvencies of insurance companies increase the possibility that assessments may be required. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium taxes. We cannot estimate the likelihood and amount of future assessments. Although past assessments have not been material, if there were a number of large insolvencies, future assessments could be material and could have a material adverse effect on our operating results and financial position.

General Business Risk:

Managing operational risks may not be effective in mitigating risk and loss to us.

We are subject to operational risks including, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or obligations under our agreements, information technology failures including cybersecurity attacks and failure of our service providers (such as investment custodians and information technology and policyholder service providers) to comply with our services agreements. The associates and agents who conduct our business, including executive officers and other members of management, sales managers, investment professionals, product managers, sales agents and other associates, do so in part by making decisions and choices that involve exposing us to risk. These include decisions involving numerous business activities such as setting underwriting guidelines, product design and pricing, investment purchases and sales, reserve setting, claim processing, policy administration and servicing, financial and tax reporting and other activities, many of which are very complex.

We seek to monitor and control our exposure to risks arising out of these activities through a risk control framework encompassing a variety of reporting systems, internal controls, management review processes and other mechanisms. However, these processes and procedures may not effectively control all known risks or effectively identify unforeseen risks. Management of operational risks can fail for a number of reasons including design failure, systems failure, cybersecurity attacks, human error or unlawful activities. If our controls are not effective or properly implemented, we could suffer financial or other loss, disruption of our business, regulatory sanctions or damage to our reputation. Losses resulting from these failures may have a material adverse effect on our financial position or results of operations.

The occurrence of natural or man-made disasters or a pandemic or climate change could adversely affect our financial condition and results of operations.

We are exposed to various risks arising out of natural and man-made disasters, including earthquakes, hurricanes, floods, tornadoes, acts of terrorism and military actions, the impacts of climate change and pandemics. For example, a natural or man-made disaster or a pandemic, such as the COVID-19 pandemic, could lead to unexpected changes in persistency rates as policyholders and contractholders who are affected by the disaster may be unable to meet their contractual obligations, such as payment of premiums on our insurance policies and deposits into our investment products. In addition, such a disaster or pandemic could also significantly increase our mortality and morbidity experience above the assumptions we used in pricing our products. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster

or a pandemic could trigger an economic downturn in the areas directly or indirectly affected by the disaster or pandemic. These consequences could, among other things, result in a decline in business and increased claims from those areas. Disasters or a pandemic also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations.

A natural or man-made disaster or a pandemic could also disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. For example, a natural or man-made disaster or a pandemic could lead to increased reinsurance prices and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. In addition, a disaster or a pandemic could adversely affect the value of the assets in our investment portfolio if it affects companies' ability to pay principal or interest on their securities.

Climate change regulation and market forces reacting to climate change may affect the prospects of companies and other entities whose securities the Company holds, or its willingness to continue to hold their securities. It may also impact other counterparties, including reinsurers, and affect the value of investments, including real estate investments the Company holds or manages for others. The Company cannot predict the long-term impacts from climate change regulation.

Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, could harm our business.

We depend heavily on our telecommunication, information technology and other operational systems and on the integrity and timeliness of data we use to run our businesses and service our customers. These systems may fail to operate properly or become disabled as a result of events or circumstances which may be wholly or partly beyond our control including cyber-attack, denial of service, viruses or other malicious activities. Further, we face the risk of operational and technology failures by others, including financial intermediaries, vendors and parties that provide services to us. If these parties do not perform as anticipated, we may experience operational difficulties, increased costs and other adverse effects on our business. We have implemented, and we require our vendors to implement, a variety of security measures to protect the confidentiality, availability, and integrity of our information systems and data. However, failure to maintain a reasonable and effective cybersecurity program, or any compromise of the security, confidentiality, integrity, or availability of our information systems and the sensitive, proprietary, and confidential data on such systems could lead to additional costs and liabilities, as well as damage our reputation or deter people from purchasing our products. There can be no assurance that a future breach will not occur or, if any does occur, that it can be promptly detected and sufficiently remediated without materially impacting our business or our operations.

Interruption in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality, integrity or availability of sensitive, confidential or proprietary data residing on such systems, whether due to actions by us, our vendors, or others, could delay or disrupt our ability to do business and service our customers, harm our reputation, subject us to litigation, regulatory sanctions and other claims, require us to incur significant technical, legal and other expenses, lead to a loss of customers, revenues and opportunities, or otherwise adversely affect our business. Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to or acquisition of our customer data, we may also have obligations to notify customers and federal and state government regulators about the incident and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident. All fifty states, as well as a growing number of regulatory bodies have adopted consumer notification requirements in the event of the actual or suspected unauthorized access to, or acquisition of, certain types of personal data. Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs (including fines) and could increase negative publicity surrounding any incident that compromises customer data. While we maintain insurance coverage that, subject to policy terms and conditions and a self-insured retention, is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise in the continually evolving area of cyber risk.

Our business could be interrupted or compromised if we experience difficulties arising from outsourcing relationships.

We outsource certain information technology and policy administration operations to third-party service providers (both domestic and international). If we fail to maintain an effective outsourcing strategy or if third-party providers do not perform as contracted, we may experience operational difficulties, increased costs and a loss of business that could have a material adverse effect on our results of operations. In addition, enhanced regulatory and other standards for the oversight of vendors and other service providers could result in higher costs and other potential exposures. In the event that one or more of our third-party service providers becomes unable to continue to provide services, we may suffer financial loss and other negative consequences.

A decline in the current financial strength rating of our insurance subsidiaries could cause us to experience decreased sales, increased agent attrition and increased policyholder lapses and redemptions.

An important competitive factor for our insurance subsidiaries is the financial strength ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products and prospective purchasers of our products use the financial strength ratings of our insurance subsidiaries as an important factor in determining whether to market or purchase. Ratings have the most impact on our annuity, interest-sensitive life insurance and long-term care products. The current financial strength ratings of our primary insurance subsidiaries from AM Best, Fitch, Moody's and S&P are "A", "A-", "A3" and "A-", respectively. For a description of these ratings, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations-Liquidity and Capital Resources-Financial Strength Ratings of our Insurance Subsidiaries".

If our ratings are downgraded, we may experience declining sales of certain of our insurance products, defections of our independent and exclusive sales force, and increased policies being redeemed or allowed to lapse. These events would adversely affect our financial results, which could then lead to ratings downgrades.

Competition from companies that have greater market share, higher ratings, greater financial resources and stronger brand recognition, may impair our ability to retain existing customers and sales representatives, attract new customers and sales representatives and maintain or improve our financial results.

The supplemental health insurance, annuity and individual life insurance markets are highly competitive. Competitors include other life and accident and health insurers, commercial banks, thrifts, mutual funds and broker/dealers.

Most of our major competitors have higher financial strength ratings than we do. Many of our competitors are larger companies that have greater capital, technological and marketing resources and have access to capital at a lower cost. Recent industry consolidation, including business combinations among insurance and other financial services companies, has resulted in larger competitors with even greater financial resources. In some of our product lines, such as life insurance and fixed annuities, we have a relatively small market share. Even in some of the lines in which we are one of the top writers, our market share is relatively small. Furthermore, changes in federal law have narrowed the historical separation between banks and insurance companies, enabling traditional banking institutions to enter the insurance and annuity markets and further increase competition. This increased competition may harm our ability to maintain or improve our profitability.

In addition, because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. Accordingly, if we do not also lower our prices for similar products, we may lose market share to these competitors. If we lower our prices to maintain market share, our profitability would decline.

If we are unable to attract and retain agents and marketing organizations, sales of our products may be reduced.

Our products are marketed and distributed primarily through a dedicated field force of exclusive agents and sales managers and through our wholly owned marketing organization and other independent marketing organizations. We must attract and retain agents, sales managers and independent marketing organizations to sell our products through those distribution channels. We compete with other insurance companies, financial services companies and other entities for agents and sales managers and for business through marketing organizations. If we are unable to attract and retain these agents, sales managers and marketing organizations, our ability to grow our business and generate revenues from new sales would suffer.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights and copyright, trademark and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could adversely impact our business and its ability to compete effectively.

We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon that party's intellectual property rights. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant expense and liability for damages or we could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively, we could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Changes in accounting standards may adversely affect our reported results of operation and financial condition.

Our consolidated financial statements are prepared in conformity with GAAP. From time to time, we are required to adopt new accounting standards issued by the Financial Accounting Standards Board (the "FASB"). The required adoption of future accounting standards may adversely affect our reported results of operations and financial condition. In addition, the required adoption of new accounting standards may result in significant costs associated with the initial implementation and ongoing compliance. In August 2018, the FASB issued final guidance on targeted improvements to the accounting for long-duration insurance contracts. The guidance became effective on January 1, 2023. We expect the adoption of this standard will have a material impact on our consolidated financial statements and disclosures. We expect that the most significant impact on the January 1, 2021 transition date (the "Transition Date") will be the requirement to update the discount rate assumption used to determine the value of the liability for future policy benefits to the upper-medium grade fixed-income corporate instrument yield matched to the duration of our liabilities. We expect such requirement to result in a material decrease to accumulated other comprehensive income within our total shareholders' equity balance. After the Transition Date, we will be required to update the discount rate each reporting period with changes recorded in accumulated other comprehensive income and we expect that this change could, from time to time, have a material impact on accumulated other comprehensive income. We also expect the adoption of this standard to change the pattern of future profit emergence following the Transition Date.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

None.

ITEM 2.   PROPERTIES.

Our headquarters and certain administrative operations of our subsidiaries and Worksite Division are located on a Company-owned corporate campus in Carmel, Indiana, immediately north of Indianapolis. We currently have four buildings on the campus with approximately 420,000 square feet of space, although not all of such space is currently being used for our operations.

Our Consumer Division is primarily administered from downtown Chicago, Illinois. We currently occupy approximately 135,000 square feet of office space under a lease agreement which expires in 2023. We have signed a ten year lease agreement for approximately 33,000 square feet (reflecting, in part, our highly successful hybrid working arrangements) and will be moving to another building in downtown Chicago in 2023. We also lease 235 sales offices in various states totaling approximately 800,000 square feet. These leases are generally short-term in length, with remaining lease terms expiring between 2023 and 2028.

Our direct to consumer products are primarily administered from a Company-owned office building in Philadelphia, Pennsylvania, with approximately 127,000 square feet. We occupy approximately 45 percent of this space, with unused space leased to tenants.

Our Optavise business has three locations: Orlando, Florida; Milwaukee, Wisconsin; and Birmingham, Alabama. In Orlando, we exercised an early lease termination and moved to a smaller location in January 2023 where we lease approximately 22,000 square feet. Our Milwaukee operations relocated to a new 7,000 square foot leased office in August 2022. Our Birmingham operation is in a 7,400 square foot leased office with terms through 2026.

ITEM 3.   LEGAL PROCEEDINGS.

Information required for Item 3. is incorporated by reference to the discussion under the heading "Legal Proceedings" in the note to the consolidated financial statements entitled "Litigation and Other Legal Proceedings" included in Item 8. of this Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

Executive Officers of the Registrant

Officer Name and Age (a)	With CNO Since	Positions with CNO, Principal Occupation and Business Experience (b)
Gary C. Bhojwani, 55	2016	Since January 2018, chief executive officer. From April 2016 to December 2017, president of CNO. From April 2015 until joining CNO, chief executive officer of GCB, LLC, an insurance and financial services consulting company that he founded. Mr. Bhojwani was a member of the board of management of Allianz SE and Chairman of Allianz of America, Allianz Life Insurance Company, and Fireman's Fund Insurance Company from 2012 to 2015. From 2007 to 2012, he served as chief executive officer of Allianz Life Insurance Company of North America and was president of Commercial Business, Fireman's Fund Insurance Company from 2004 to 2007.
Michael B. Byers, 61	2021	Since February 2021, co-president, Worksite Division and since August 2021, president, Worksite Division. Prior to joining CNO, Byers was chairman and chief executive officer of DirectPath from 2018 to February 2021 and executive chairman from 2015 to 2018.
Karen J. DeToro, 51	2019	Since September 2019, chief actuary of CNO and from June 2020 to June 2022, chief risk officer of CNO. From 2013 to 2019 held executive leadership positions at New York Life. From 2011 to 2013, principal at Deloitte Consulting.
Yvonne K. Franzese, 64	2017	Since November 2017, chief human resources officer of CNO. From 2016 until joining CNO, chief human capital officer of TCF Bank. From 2007 to 2016, Ms. Franzese held various human resource positions at Allianz, including the chief human resources role for Allianz of North America.
Scott L. Goldberg, 52	2004	Since January 2020, president, Consumer Division. From September 2013 to January 2020, president of Bankers Life. Mr. Goldberg has held various other positions since joining CNO in 2004.
Eric R. Johnson, 62	1997	Since September 2003, chief investment officer of CNO and president and chief executive officer of 40|86 Advisors, CNO's wholly-owned registered investment advisor. Since January 2018, executive in charge of corporate development activities. Mr. Johnson has held various investment management positions since joining CNO in 1997.
John R. Kline, 65	1990	Since July 2002, chief accounting officer. Mr. Kline has served in various accounting and finance capacities with CNO since 1990.
Jeanne L. Linnenbringer, 60	2015	Since January 2023, chief operations officer. From August 2017 to December 2022, senior vice president of operations. From June 2015 to August 2017, various leadership positions including senior vice president of consumer operations and vice president of customer service. Prior to joining CNO, Linnenbringer held various positions at Genworth Financial from 2000 to 2015.
Paul H. McDonough, 58	2019	Since March 2019, chief financial officer of CNO. From 2005 to 2017, executive vice president and chief financial officer of OneBeacon Insurance Group.
Michael E. Mead, 56	2018	Since January 2023, chief information officer. From November 2018 to December 2022, senior vice president and chief information officer. Prior to joining CNO, Mead held various positions at AIG Technologies from 1996 to 2018, including senior vice president and transformation executive.
Rocco F. Tarasi, 51	2017	Since March 2019, chief marketing officer. From 2017 to March 2019, vice president of finance and operations for Bankers Life. Prior to joining CNO, he held various positions from October 2011 until September 2016, including interim chief financial officer beginning in August 2015 and chief financial officer beginning in January 2016, with ITT Financial Services, Inc., which filed for Chapter 7 Bankruptcy in September 2016.
Matthew J. Zimpfer, 55	1998	Since June 2008, general counsel. Mr. Zimpfer has held various legal positions since joining CNO in 1998.

(a) The executive officers serve as such at the discretion of the Board of Directors and are elected annually.

(b) Business experience is given for at least the last five years.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET INFORMATION AND DIVIDENDS

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol "CNO".

As of February 8, 2023, there were approximately 42,900 holders of the outstanding shares of common stock, including individual participants in securities position listings.

We commenced the payment of a dividend on our common stock in the second quarter of 2012. The dividend on our common stock is declared each quarter by our Board of Directors. In determining dividends, our Board of Directors takes into consideration our financial condition, including current and expected earnings and projected cash flows.

PERFORMANCE GRAPH

The performance graph below compares CNO's cumulative total shareholder return on its common stock for the period from December 31, 2017 through December 31, 2022 with the cumulative total return of the Standard & Poor's Life and Health Insurance Index (the "S&P Life and Health Insurance Index") and the Standard & Poor's MidCap 400 Index (the "S&P MidCap 400 Index"). The comparison for each of the periods assumes that $100 was invested on December 31, 2017 in each of CNO common stock, the stocks included in the S&P Life and Health Insurance Index and the stocks included in the S&P MidCap 400 Index and that all dividends were reinvested. The stock performance shown in this graph represents past performance and should not be considered an indication of future performance of CNO's common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among CNO Financial Group, Inc., the S&P Life & Health Insurance Index,
and the S&P MidCap 400 Index

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.

	12/17	12/18	12/19	12/20	12/21	12/22
CNO Financial Group, Inc.	$ 100.00	$ 61.48	$ 76.90	$ 96.89	$ 106.10	$ 104.41
S&P Life & Health Insurance Index	100.00	79.23	97.60	88.35	120.76	133.25
S&P MidCap 400 Index	100.00	88.92	112.21	127.54	159.12	138.34

ISSUER PURCHASES OF EQUITY SECURITIES

Period (in 2022)	Total number of shares (or units)	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs(a)
				(dollars in millions)
October 1 through October 31	399	$ 19.32	—	$ 196.9
November 1 through November 30	207,813	22.52	207,496	192.3
December 1 through December 31	238,298	22.51	236,669	186.9
Total	446,510	22.51	444,165	186.9

(a) In May 2011, the Company announced a securities repurchase program. Since that date, the Company's Board of Directors has authorized additional repurchases from time to time, most recently in May 2021 when it authorized the repurchase of an additional $500.0 million of the Company's outstanding securities.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information, as of December 31, 2022, relating to our common stock that may be issued under the CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan.

	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	2,735,760	$ 19.45	5,583,352
Equity compensation plans not approved by security holders	—	—	—
Total	2,735,760	$ 19.45	5,583,352

ITEM 6.   SELECTED CONSOLIDATED FINANCIAL DATA.

Reserved.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In this section, we review the consolidated financial condition of CNO and its consolidated results of operations for the years ended December 31, 2022, 2021 and 2020 and, where appropriate, factors that may affect future financial performance. Please read this discussion in conjunction with the consolidated financial statements and notes included in this Form 10-K.

OVERVIEW

We are a holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance and financial services products. We focus on serving middle-income pre-retiree and retired Americans, which we believe are attractive, underserved, high growth markets. We sell our products through exclusive agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing.

We view our operations as three insurance product lines (annuity, health and life) and the investment and fee income segments. Our segments are aligned based on their common characteristics, comparability of profit margins and the way management makes operating decisions and assesses the performance of the business.

Our insurance product line segments (annuity, health and life) include marketing, underwriting and administration of the policies our insurance subsidiaries sell. The business written in each of the three product categories through all of our insurance subsidiaries is aggregated allowing management and investors to assess the performance of each product category. When analyzing profitability of these segments, we use insurance product margin as the measure of profitability, which is: (i) insurance policy income; and (ii) net investment income allocated to the insurance product lines; less (i) insurance policy benefits and interest credited to policyholders; and (ii) amortization, non-deferred commissions and advertising expense. Net investment income is allocated to the product lines using the book yield of investments backing the block of business, which is applied to the average insurance liabilities, net of insurance intangibles, for the block in each period.

Income from insurance products is the sum of the insurance margins of the annuity, health and life product lines, less expenses allocated to the insurance lines. It excludes the income from our fee income business, investment income not allocated to product lines, net expenses not allocated to product lines (primarily holding company expenses) and income taxes. Management believes insurance product margin and income from insurance products help provide a better understanding of the business and a more meaningful analysis of the results of our insurance product lines.

We market our products through the Consumer and Worksite Divisions that reflect the customers served by the Company.

The Consumer Division serves individual consumers, engaging with them on the phone, virtually, online, face-to-face with agents, or through a combination of sales channels. This structure unifies consumer capabilities into a single division and integrates the strength of our agent sales forces with one of the largest direct-to-consumer insurance businesses with proven experience in advertising, web/digital and call center support.

The Worksite Division focuses on worksite and group sales for businesses, associations, and other membership groups, interacting with customers at their place of employment and virtually. With a separate Worksite Division, we are bringing a sharper focus to this high-growth business while further capitalizing on the strength of our acquisitions of WBD and DirectPath. Sales in the Worksite Division have been particularly adversely impacted by the COVID-19 pandemic given the challenges of interacting with customers at their place of employment. The Worksite Division is increasing its recruiting efforts to rebuild its agent force which was adversely impacted by the COVID-19 pandemic.

The Consumer and Worksite Divisions are primarily focused on marketing insurance products, several types of which are sold in both divisions and underwritten in the same manner. Sales of group underwritten policies are currently not significant, but are expected to increase within the Worksite Division.

The investment segment involves the management of our capital resources, including investments and the management of corporate debt and liquidity. Our measure of profitability of this segment is the total net investment income not allocated to the insurance products. Investment income not allocated to product lines represents net investment income less: (i) equity returns credited to policyholder account balances; (ii) the investment income allocated to our product lines; (iii) interest expense on notes payable and investment borrowings; (iv) expenses related to the funding agreement-backed note ("FABN") program; and (v) certain expenses

related to benefit plans that are offset by special-purpose investment income. Investment income not allocated to product lines includes investment income on investments in excess of amounts allocated to product lines, investments held by our holding companies, the spread we earn from our FHLB investment borrowing and FABN programs and variable components of investment income (including call and prepayment income, adjustments to returns on structured securities due to cash flow changes, income (loss) from Company-owned life insurance ("COLI") and alternative investment income not allocated to product lines), net of interest expense on corporate debt. The spread earned from our FHLB investment borrowing and FABN programs includes the investment income on the matched assets less: (i) interest on investment borrowings related to the FHLB investment borrowing program; (ii) interest credited on funding agreements; and (iii) amortization of deferred acquisition costs related to the FABN program.

Our fee income segment includes the earnings generated from sales of third-party insurance products, services provided by WBD (our on-line benefit administration firm), Optavise (a national provider of year-round technology-driven employee benefits management services) and the operations of our broker/dealer and registered investment advisor.

Expenses not allocated to product lines include the expenses of our corporate operations, excluding interest expense on debt.

The following summarizes our earnings for the three years ending December 31, 2022 (dollars in millions, except per share data):

	2022	2021	2020
Insurance product margin			
Annuity margin	$ 161.1	$ 270.3	$ 296.7
Health margin	477.3	493.0	459.8
Life margin	172.9	150.4	165.0
Total insurance product margin	811.3	913.7	921.5
Allocated expenses	(596.6)	(566.5)	(557.7)
Income from insurance products	214.7	347.2	363.8
Fee income	23.7	19.4	16.7
Investment income not allocated to product lines	159.5	184.5	167.1
Expenses not allocated to product lines	(40.8)	(80.5)	(83.8)
Operating earnings before taxes	357.1	470.6	463.8
Income tax expense on operating income	(83.2)	(105.0)	(101.5)
Net operating income (a)	273.9	365.6	362.3
Net realized investment gains (losses) from sales, impairments and change in allowance for credit losses (net of related amortization)	(58.8)	34.8	(31.1)
Net change in market value of investments recognized in earnings	(73.2)	(17.4)	(2.7)
Fair value changes related to agent deferred compensation plan	48.9	8.9	(16.3)
Fair value changes in embedded derivative liabilities (net of related amortization)	247.2	67.2	(79.1)
Other	(3.9)	3.6	9.7
Net non-operating income (loss) before taxes	160.2	97.1	(119.5)
Income tax expense (benefit):			
On non-operating income (loss)	37.3	21.7	(25.0)
Valuation allowance for deferred tax assets and other tax items	—	—	(34.0)
Net non-operating income (loss)	122.9	75.4	(60.5)
Net income	$ 396.8	$ 441.0	$ 301.8
Per diluted share:			
Net operating income	$ 2.33	$ 2.79	$ 2.53
Net non-operating income (loss)	1.04	.57	(.42)
Net income	$ 3.37	$ 3.36	$ 2.11

(a) Management believes that an analysis of net income applicable to common stock before: (i) net realized investment gains (losses) from sales, impairments and change in allowance for credit losses, net of related amortization and taxes; (ii) net change in market value of investments recognized in earnings, net of taxes; (iii) fair value changes due to fluctuations in the interest rates used to discount embedded derivative liabilities related to our fixed indexed annuities, net of related amortization and taxes; (iv) fair value changes related to the agent deferred compensation plan, net of taxes; (v) changes in the valuation allowance for deferred tax assets and other tax items; and (vi) other non-operating items consisting primarily of earnings attributable to VIEs ("net operating income", a non-GAAP financial measure) is important to evaluate the financial performance of the company, and is a key measure commonly used in the life insurance industry. Management uses this measure to evaluate performance because the items excluded from net operating income can be affected by events that are unrelated to the Company's underlying fundamentals. The table above reconciles the non-GAAP measure to the corresponding GAAP measure.

In addition, management uses these non-GAAP financial measures in its budgeting process, financial analysis of segment performance and in assessing the allocation of resources. We believe these non-GAAP financial measures enhance an investor's understanding of our financial performance and allows them to make more informed judgments about the Company as a whole. These measures also highlight operating trends that might not otherwise be apparent. However, net operating income is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities, as measures of liquidity, or as an alternative to net income as measures of our operating performance or any other measures of performance derived in accordance with GAAP. In addition, net operating income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Net operating income has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Our definition and calculation of net operating income are not necessarily comparable to other similarly titled measures used by other companies due to different methods of calculation. Also, as we adopt the new accounting standard related to targeted improvements to the accounting for long-duration insurance contracts effective January 1, 2023, we will be updating our method of determining non-operating earnings for our fixed indexed annuities to better identify the volatile non-economic impacts of that line of business. This should result in fixed indexed annuity margins which more closely reflect the true economics of the business.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of various assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Management has made estimates in the past that we believed to be appropriate but were subsequently revised to reflect actual experience. If our future experience differs materially from these estimates and assumptions, our results of operations and financial condition could be materially affected.

We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. We continually evaluate the information used to make these estimates as our business and the economic environment change. The use of estimates is pervasive throughout our financial statements. The accounting policies and estimates we consider most critical are summarized below. Additional information on our accounting policies is included in the note to our consolidated financial statements entitled "Summary of Significant Accounting Policies".

The accounting policies and estimates described herein relate to the accounting standards in effect through December 31, 2022. The new guidance related to targeted improvements to the accounting for long-duration insurance contracts became effective on January 1, 2023, and will significantly change how we account for long-duration insurance contracts, including updating assumptions used to measure the liabilities for traditional life and limited-payment insurance contracts, accounting for market-risk benefits and changing the manner in which the balances related to the present value of future profits and deferred acquisition costs are amortized. Refer to the note to the consolidated financial statements entitled "Summary of Significant Accounting Policies - Recently Issued Accounting Standards - Pending Accounting Standards" for additional information on these changes.

Investment Valuation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. We carry certain assets and liabilities at fair value on a recurring basis, including fixed maturities, equity securities, trading securities, investments held by VIEs, derivatives, separate account assets and embedded derivatives related to fixed indexed annuity products. We carry our COLI, which is invested in a series of mutual funds, at its cash surrender value which approximates fair value. In addition, we disclose fair value for certain financial instruments, including mortgage loans, policy loans, cash and cash equivalents, insurance liabilities for interest-sensitive products and funding agreements, investment borrowings, notes payable and borrowings related to VIEs.

The degree of judgment utilized in measuring the fair value of financial instruments is largely dependent on the level to which pricing is based on observable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Financial instruments with readily available active quoted prices would be considered to have fair values based on the highest level of observable inputs, and little judgment would be utilized in measuring fair value. Financial instruments that rarely trade would often have fair value based on a lower level of observable inputs, and more judgment would be utilized in measuring fair value. We categorize our financial instruments carried at fair value into a three-level hierarchy based on the observability of inputs. The three-level hierarchy for fair value measurements is described in the note to the consolidated financial statements entitled "Fair Value Measurements."

The following summarizes investments on our consolidated balance sheet carried at fair value by pricing source and fair value hierarchy level as of December 31, 2022 (dollars in millions):

	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value
Priced by third-party pricing services	$ 59.6	$ 21,310.3	$ —	$ 21,369.9
Priced by independent broker quotations	—	112.0	233.3	345.3
Priced by matrices	—	.8	—	.8
Priced by other methods (a)	—	13.1	120.1	133.2
Total	$ 59.6	$ 21,436.2	$ 353.4	$ 21,849.2
Percent of total	.3%	98.1%	1.6%	100.0%

_____

(a) Represents primarily securities benchmarked to comparable securities to determine fair value.

When an available for sale fixed maturity security's fair value is below the amortized cost, the security is considered impaired. If a portion of the decline is due to credit-related factors, we separate the credit loss component of the impairment from the amount related to all other factors. The credit loss component is recorded as an allowance and reported in net investment gains (losses) (limited to the difference between estimated fair value and amortized cost). The impairment related to all other factors (non-credit factors) is reported in accumulated other comprehensive income (loss) along with unrealized gains (losses) related to fixed maturity investments, available for sale, net of tax and related adjustments. The allowance is adjusted for any additional credit losses and subsequent recoveries. When recognizing an allowance associated with a credit loss, the cost basis is not adjusted. When we determine a security is uncollectable, the remaining amortized cost will be written off.

In determining the credit loss component, we discount the estimated cash flows on a security by security basis. We consider the impact of macroeconomic conditions on inputs used to measure the amount of credit loss. For most structured securities, cash flow estimates are based on bond-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity, prepayment speeds and structural support, including overcollateralization, excess spread, subordination and guarantees. For corporate bonds, cash flow estimates are derived by considering asset type, rating, time to maturity, and applying an expected loss rate.

If we intend to sell an impaired fixed maturity security, available for sale, or identify an impaired fixed maturity security, available for sale, for which is it more likely than not we will be required to sell before anticipated recovery, the difference between the fair value and the amortized cost is included in net investment gains (losses) and the fair value becomes the new amortized cost. The new cost basis is not adjusted for any subsequent recoveries in fair value.

Future events may occur, or additional information may become available, which may necessitate future realized losses in our portfolio. Significant losses could have a material adverse effect on our consolidated financial statements in future periods.

For more information on our investment portfolio and our critical accounting estimates related to investments, see the note to our consolidated financial statements entitled "Investments".

Present Value of Future Profits and Deferred Acquisition Costs

In conjunction with the implementation of fresh start accounting, we eliminated the historical balances of our Predecessor's deferred acquisition costs and the present value of future profits and replaced them with the present value of future profits as calculated on the Effective Date.

The value assigned to the right to receive future cash flows from contracts existing at the Effective Date is referred to as the present value of future profits. The balance of this account is amortized, evaluated for recovery, and adjusted for the impact of unrealized gains (losses) in the same manner as the deferred acquisition costs described below. We expect to amortize the balance of the present value of future profits as of December 31, 2022 as follows: 11 percent in 2023, 11 percent in 2024, 9 percent in 2025, 8 percent in 2026 and 7 percent in 2027.

Deferred acquisition costs represent incremental direct costs related to the successful acquisition of new or renewal insurance contracts. For interest-sensitive life or annuity products, we amortize these costs in relation to the estimated gross profits using the interest rate credited to the underlying policies. For other products, we generally amortize these costs in relation to future anticipated premium revenue using the projected investment earnings rate.

Insurance acquisition costs are amortized to expense over the lives of the underlying policies in relation to future anticipated premiums or gross profits. The insurance acquisition costs for policies other than interest-sensitive life and annuity products are amortized with interest (using the projected investment earnings rate) over the estimated premium-paying period of the policies, in a manner which recognizes amortization expense in proportion to each year's premium income. The insurance acquisition costs for interest-sensitive life and annuity products are amortized with interest (using the interest rate credited to the underlying policy) in proportion to estimated gross profits. The interest, mortality, morbidity and persistency assumptions used to amortize insurance acquisition costs are consistent with those assumptions used to estimate liabilities for insurance products. For interest-sensitive life and annuity products, these assumptions are reviewed on a regular basis. When actual profits or our current best estimates of future profits are different from previous estimates, we adjust cumulative amortization of insurance acquisition costs to maintain amortization expense as a constant percentage of gross profits over the entire life of the policies.

When we realize a gain or loss on investments backing our interest-sensitive life or annuity products, we adjust the amortization of insurance acquisition costs to reflect the change in estimated gross profits from the products due to the gain or loss realized and the effect on future investment yields. We increased (decreased) amortization expense for such changes by $(3.4) million, $1.7 million and $(2.4) million during the years ended December 31, 2022, 2021 and 2020, respectively. We also adjust insurance acquisition costs for the change in amortization that would have been recorded if fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. Such adjustments are commonly referred to as "shadow adjustments" and may include adjustments to: (i) deferred acquisition costs; (ii) the present value of future profits; (iii) loss recognition reserves; and (iv) income taxes. We include the impact of this adjustment in accumulated other comprehensive income (loss) within shareholders' equity. The total pre-tax impact of such adjustments on accumulated other comprehensive income (loss) was a decrease of $339.9 million at December 31, 2022. The total pre-tax impact of such adjustments on accumulated other comprehensive income at December 31, 2021 was a decrease of $454.0 million (including $165.0 million for premium deficiencies that would exist on certain blocks of business if unrealized gains on the assets backing such products had been realized and the proceeds from our sales of such assets were invested at then current yields).

At December 31, 2022, the balance of insurance acquisition costs was $2.1 billion. The recoverability of this amount is dependent on the future profitability of the related business. Each year, we evaluate the recoverability of the unamortized balance of insurance acquisition costs. These evaluations are performed to determine whether estimates of the present value of future cash flows, in combination with the related liability for insurance products, will support the unamortized balance. These future cash flows are based on our best estimate of future premium income, less benefits and expenses. The present value of these cash flows, plus the related balance of liabilities for insurance products, is then compared with the unamortized balance of insurance acquisition costs. In the event of a deficiency, such amount would be charged to amortization expense. If the deficiency exceeds the balance of insurance acquisition costs, a premium deficiency reserve is established for the excess. The determination of future cash flows involves significant judgment. Revisions to the assumptions which determine such cash flows could have a significant adverse effect on our results of operations and financial position.

The table presented below summarizes our estimates of cumulative adjustments to insurance acquisition costs or premium deficiency reserves (when the deficiency exceeds the balance of insurance acquisition costs) resulting from hypothetical revisions to certain assumptions. Although such hypothetical revisions are not currently required or anticipated, we believe they could occur based on past variances in experience and our expectations of the ranges of future experience that could reasonably occur. We have assumed that

revisions to assumptions resulting in the adjustments summarized below would occur equally among policy types, ages and durations within each product classification. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from the estimates summarized below. In addition, the impact of actual adjustments would reflect the net effect of all changes in assumptions during the period.

Change in assumptions	Estimated adjustment to income before income taxes based on revisions to certain assumptions
	(dollars in millions)
Interest-sensitive life products:	
5% increase to assumed mortality	$(11)
5% decrease to assumed mortality	11
15% increase to assumed expenses	(4)
15% decrease to assumed expenses	4
10 basis point decrease to assumed spread (a)	(4)
10 basis point increase to assumed spread (a)	4
20% increase to assumed lapses	(2)
20% decrease to assumed lapses	2
Fixed indexed and fixed interest annuity products:	
20% increase to assumed surrenders	(1)
20% decrease to assumed surrenders	1
15% increase to assumed expenses	(1)
15% decrease to assumed expenses	1
10 basis point decrease to assumed spread (a)	(12)
10 basis point increase to assumed spread (a)	12
Other than interest-sensitive life and annuity products (b):	
Level new money rates for investment earnings rate	5

(a) Spread reduction calculated by lowering earned rates 10 basis points while keeping credited rates unchanged.
(b) We have excluded the effect of reasonably likely changes in lapse, surrender and expense assumptions for policies other than interest-sensitive life and annuity products.

The following hypothetical scenarios illustrate the sensitivity of changes in interest rates to our products based on our 2022 comprehensive actuarial review (including the impacts of the changes on insurance acquisition costs, premium deficiency reserves and the valuation of the embedded derivatives related to our fixed indexed products):

- The first hypothetical scenario assumes immediate and permanent reductions to current interest rate spreads on interest-sensitive products. We estimate that a pre-tax charge of approximately $29 million would occur if we increased credited rates related to our interest-sensitive life and annuity products immediately and permanently by 10 basis points (or an equivalent increase to the amount allocated to the cost of options for our fixed indexed annuity products) with no change to assumed earned rates.

- The second scenario assumes that new money rates decrease to an overall average of 3.00 percent immediately and remain at that level indefinitely on non-interest sensitive products. We estimate that this scenario would result in a pre-tax charge of $6 million on our life contingent payout annuity block and reduce future margins on non-interest sensitive products by approximately $338 million.

- The third scenario assumes that new money rates decrease to an overall average of 2.00 percent immediately and remain at that level indefinitely on non-interest sensitive products. We estimate that this scenario would result in a pre-tax charge of approximately $17 million on our life contingent payout annuity block and reduce the future margins on non-interest sensitive products by approximately $591 million.

Although the hypothetical revisions described in the scenarios summarized above are not currently required or anticipated, we believe similar changes could occur based on past variances in experience and our expectations of the ranges of future experience that could reasonably occur. We have assumed that revisions to assumptions resulting in such adjustments would occur equally among policy types, ages and durations within each product classification. Any actual adjustment would be dependent on the specific policies affected and, therefore, may differ from such estimates. In addition, the impact of actual adjustments would reflect the net effect of all changes in assumptions during the period.

The following summarizes the persistency of our major blocks of insurance business summarized by line of business:

	Years ended December 31,		
	2022	2021	2020
Annuity:			
Fixed indexed annuities (1)	83.9%	84.8%	85.1%
Fixed interest annuities (1)	90.9%	90.9%	91.5%
Other annuities (2)	95.7%	96.8%	94.1%
Health:			
Supplemental health (3)	88.2%	88.8%	88.7%
Medicare supplement (3)	82.1%	82.6%	83.4%
Long-term care (3)	91.0%	87.7%	91.5%
Life:			
Traditional life (3)	84.0%	84.8%	85.7%
Interest-sensitive life (3)	88.8%	88.7%	88.7%

(1) Based on the total amount of death benefits, surrenders values and partial withdrawals divided by the average account value.
(2) Based on total reserves released at death divided by average account value.
(3) Based on number of inforce policies.

Liabilities for Insurance Products - reserves for the future payment of long-term care policy claims

We calculate and maintain reserves for the future payment of claims to our policyholders based on actuarial assumptions. For all our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our health insurance business, we establish a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra-contractual damage awards. Therefore, our reserves and liabilities are necessarily based on numerous estimates and assumptions as well as historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. For example, our long-term care policy claims may be paid over a long period of time and, therefore, loss estimates have a higher degree of uncertainty.

The following summarizes the components of the reserves related to our long-term care business:

	2022	2021
	(Dollars in millions)	
Amounts classified as future policy benefits:		
Active life reserves	$ 3,932.1	$ 3,915.3
Reserves for the present value of amounts not yet due on claims	1,360.3	1,320.8
Amounts classified as liability for policy and contract claims:		
Liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims	154.4	158.4
Total	5,446.8	5,394.5
Reinsurance receivables	2,769.8	2,766.7
Long-term care reserves, net of reinsurance receivables	$ 2,677.0	$ 2,627.8

The significant assumptions used to calculate the active life reserves include morbidity, persistency and investment yields. These assumptions are determined at the issuance date and generally do not change over the life of the policy unless a premium deficiency exists.

The significant assumptions used to calculate the reserves for the present value of amounts not yet due on claims include future benefit payments, interest rates and claim continuance patterns. Interest rates are used to determine the present value of the future benefit payments and are based on the investment yield of assets supporting the reserves. Claim continuance assumptions are estimates of the expected period of time that claim payments will continue before termination due to recovery, death or attainment of policy maximum benefits. These estimates are based on historical claim experience for similar policy and coverage types. Our estimates of benefit payments, interest rates and claim continuance are reviewed regularly and updated to consider current portfolio investment yields and recent claims experience.

The significant assumptions used to calculate the liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims are based on historical claim payment patterns and include assumptions related to the number of claims and the size and timing of claim payments. These assumptions are updated quarterly to reflect the most current information regarding claim payment patterns. In order to determine the accuracy of our prior estimates, we calculate the total redundancy (deficiency) of our prior claim reserve estimates. The 2021 claim reserve redundancy for long-term care claim reserves, as measured at December 31, 2022, was approximately $61 million.

Estimates of unpaid losses related to long-term care business have a higher degree of uncertainty than estimates for our other products due to the range of ultimate duration of these claims and the resulting variability in their cost (in addition to the variations in the lag time in reporting claims). Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results.

Income Taxes

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and NOLs. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies.

We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis using a deferred tax valuation model. Our model is adjusted to reflect changes in our projections of future taxable income including changes resulting from the Tax Reform Act, investment strategies, the impact of the sale or reinsurance of business, the recapture of business previously ceded, tax planning strategies and the COVID-19 pandemic. Our estimates of future taxable income are based on evidence we consider to be objectively verifiable. At December 31, 2022, our projection of future taxable income for purposes of determining the valuation allowance is based on our estimates of such future taxable income through the date our NOLs expire. Such estimates are subject to the risks and uncertainties associated with the COVID-19 pandemic and the extent to which actual impacts differ from the assumptions used in our deferred tax valuation model. Based on our assessment, we have concluded that it is more likely than not that all our deferred tax assets of $1,157.5 million will be realized through future taxable earnings.

Recovery of our deferred tax asset is dependent on achieving the level of future taxable income projected in our deferred tax valuation model and failure to do so could result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance may result in additional income tax expense and reduce shareholders' equity, and such an increase could have a significant impact upon our earnings in the future.

The Code limits the extent to which losses realized by a non-life entity (or entities) may offset income from a life insurance company (or companies) to the lesser of: (i) 35 percent of the income of the life insurance company; or (ii) 35 percent of the total loss of the non-life entities (including NOLs of the non-life entities). There is no similar limitation on the extent to which losses realized by a life insurance entity (or entities) may offset income from a non-life entity (or entities).

We have $0.8 billion of federal NOLs as of December 31, 2022, as summarized below (dollars in millions):

Year of expiration	Net operating loss carryforwards	
2023	$	203.7
2025		85.2
2026		149.9
2027		10.8
2028		80.3
2029		213.2
2030		.3
2031		.2
2032		44.4
2033		.6
2034		.9
2035		.8
Total federal non-life NOLs	$	790.3

Our life NOLs were fully utilized in 2020. Our non-life NOLs can be used to offset 35 percent of life insurance company taxable income and 100 percent of non-life company taxable income until all non-life NOLs are utilized or expire.

Liabilities for Insurance Products

At December 31, 2022, the total balance of our liabilities for insurance products was $27.4 billion. These liabilities are generally payable over an extended period of time and the profitability of the related products is dependent on the pricing of the products and other factors. Liabilities for insurance products are calculated using management's best judgments, based on our past experience and standard actuarial tables, of mortality, morbidity, lapse rates, investment experience and expense levels. Differences between our expectations when we sold these products and our actual experience could result in future losses.

We calculate and maintain reserves for the future payment of claims to our policyholders based on actuarial assumptions. For our insurance products, we establish an active life reserve, a liability for due and unpaid claims, claims in the course of settlement and incurred but not reported claims. In addition, for our health insurance business, we establish a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability and extra-contractual damage awards. We establish liabilities for annuity and interest-sensitive life products and funding agreements equal to the accumulated policy account values, which include an accumulation of deposit payments plus credited interest, less withdrawals and the amounts assessed against the policyholder through the end of the period. In addition, policyholder account values for certain interest-sensitive life products are impacted by our assumptions related to changes of certain NGEs that we are allowed to make under the terms of the policy, such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. The options attributed to the policyholder related to our fixed indexed annuity products are accounted for as embedded derivatives. Therefore, our reserves and liabilities are necessarily based on numerous estimates and assumptions as well as historical experience. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our financial results depend significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in determining our reserves and pricing our products. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities, which would negatively affect our operating results.

RESULTS OF OPERATIONS

The following tables and narratives summarize the operating results of our segments (dollars in millions):

	2022	2021	2020
Insurance product margin			
Annuity:			
Insurance policy income	$ 23.1	$ 19.6	$ 18.8
Net investment income	466.8	462.4	465.1
Insurance policy benefits	(124.3)	14.5	93.7
Interest credited	(178.1)	(149.1)	(170.6)
Amortization and non-deferred commissions	(26.4)	(77.1)	(110.3)
Annuity margin	161.1	270.3	296.7
Health:			
Insurance policy income	1,617.3	1,661.5	1,699.5
Net investment income	287.6	287.7	282.3
Insurance policy benefits	(1,241.0)	(1,266.3)	(1,329.7)
Amortization and non-deferred commissions	(186.6)	(189.9)	(192.3)
Health margin	477.3	493.0	459.8
Life:			
Insurance policy income	859.4	842.3	793.0
Net investment income	146.2	144.7	139.6
Insurance policy benefits	(585.2)	(613.5)	(570.0)
Interest credited	(47.4)	(44.4)	(44.5)
Amortization and non-deferred commissions	(105.8)	(88.9)	(87.1)
Advertising expense	(94.3)	(89.8)	(66.0)
Life margin	172.9	150.4	165.0
Total insurance product margin	811.3	913.7	921.5
Allocated expenses:			
Branch office expenses	(62.3)	(62.5)	(65.0)
Other allocated expenses	(534.3)	(504.0)	(492.7)
Income from insurance products	214.7	347.2	363.8
Fee income	23.7	19.4	16.7
Investment income not allocated to product lines	159.5	184.5	167.1
Expenses not allocated to product lines	(40.8)	(80.5)	(83.8)
Operating earnings before taxes	357.1	470.6	463.8
Income tax expense on operating income	(83.2)	(105.0)	(101.5)
Net operating income	$ 273.9	$ 365.6	$ 362.3

General: CNO is the top tier holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance and financial services products. We view our operations by segments, which consist of insurance product lines. These products are distributed by our two divisions. The Consumer Division serves individual consumers, engaging with them on the phone, virtually, online, face-to-face with agents, or through a combination of sales channels. The Worksite Division focuses on worksite and group sales for businesses, associations, and other membership groups, interacting with customers at their place of employment and virtually.

Insurance product margin is management's measure of the profitability of its annuity, health and life product lines' performance and consists of insurance policy income plus allocated investment income less insurance policy benefits, interest credited, commissions, advertising expense and amortization of acquisition costs. Income from insurance products is the sum of the insurance margins of the annuity, health and life product lines, less expenses allocated to the insurance lines. It excludes the income from our fee income business, investment income not allocated to product lines, net expenses not allocated to product lines (primarily holding company expenses) and income taxes. Management believes insurance product margin and income from insurance products help provide a better understanding of the business and a more meaningful analysis of the results of our insurance product lines.

Investment income is allocated to the product lines using the book yield of investments backing the block of business, which is applied to the average insurance liabilities, net of insurance intangibles, for the block in each period. Investment income not allocated to product lines represents net investment income less: (i) equity returns credited to policyholder account balances; (ii) the investment income allocated to our product lines; (iii) interest expense on notes payable and investment borrowings; (iv) expenses related to the FABN program; and (v) certain expenses related to benefit plans that are offset by special-purpose investment income. Investment income not allocated to product lines includes investment income on investments in excess of amounts allocated to product lines, investments held by our holding companies, the spread we earn from our FHLB investment borrowing and FABN programs and variable components of investment income (including call and prepayment income, adjustments to returns on structured securities due to cash flow changes, income (loss) from COLI and alternative investment income not allocated to product lines), net of interest expense on corporate debt.

Changes in Actuarial Assumptions: We update the assumptions and experience underlying the expected gross margins for policies accounted for as investment contracts annually in the fourth quarter of each year. In addition, we also review and update our assumptions on a more frequent basis to the extent current conditions or circumstances warrant changes that could be significant to our operating results. The impacts of these unlocking exercises have had a significant impact on our earnings.

In the fourth quarter of 2022, we performed our annual comprehensive review of actuarial assumptions, including, but not limited to, mortality rates, surrender rates, earned rates, credited rates and expenses. This review resulted in a favorable impact to the fixed indexed annuity and fixed interest annuity margins of $.4 million and $.7 million, respectively, and an unfavorable impact to the interest-sensitive life margin of $2.7 million. The primary impact on the fixed indexed annuity margin related to higher earned rates and future option costs. Such future option costs represent the estimated cost we will incur to purchase a series of options that back the index credited to the policyholder. When the earned rates increase, the future option costs also increase.

For 2021, we performed our annual comprehensive review of actuarial assumptions in the fourth quarter of 2021, including, but not limited to, mortality rates, policyholder behavior assumptions, earned rates, credited rates and expenses. This review resulted in a favorable impact to the fixed indexed annuity and fixed interest annuity margins of $25.1 million and $1.8 million, respectively, and an unfavorable impact to the interest-sensitive life margin of $1.0 million. The primary impact on the fixed indexed annuity margin related to lower earned rates and future option costs. Such future option costs represent the estimated cost we will incur to purchase a series of options that back the index credited to the policyholder. When the earned rates decrease, we are permitted (subject to policy minimums) to decrease this benefit, lowering the option costs.

In the second quarter of 2020, our expectation regarding future new money interest rates changed and we performed an actuarial unlocking exercise to reflect our assumption that average new money rates would remain flat at 4 percent for the long-term. This change and the related impacts to persistency assumptions had a $45.6 million unfavorable impact on pre-tax earnings. As part of the actuarial unlocking exercise, we also changed our assumptions related to the future option costs we incur in providing benefits on fixed indexed annuities which had a favorable impact on pre-tax earnings of $91.5 million. These future option costs represent the estimated cost we will incur to purchase a series of annual forward options over the duration of the policy that back the potential return based on a percentage of the amount of increase in the value of the appropriate index. When interest rates decrease, we are permitted (subject to policy minimums) to decrease this benefit, lowering the option costs. The magnitude of the offsetting impacts of the change in new money rate and the change in future option costs had significantly different impacts on our results in 2020. These results are consistent with the different accounting requirements for insurance intangibles and the embedded derivatives related to the future option budgets for our fixed indexed annuity products.

The actuarial unlocking exercise completed in the second quarter of 2020 did not replace our comprehensive annual review of all assumptions for our insurance products, which we completed in the fourth quarter of 2020. In the fourth quarter of 2020, we updated various assumptions including, but not limited to, earned rates and persistency which favorably impacted our annuity margins by $16.1 million and unfavorably impacted our life margin by $4.3 million.

The following tables summarize the impacts of our unlocking exercises in 2022, 2021 and 2020 (dollars in millions):

Line of business	Insurance policy benefits		Amortization of insurance intangibles		Total	
2022						
Fixed indexed annuities	$	(32.8)	$	33.2	$	.4
Fixed interest annuities		—		.7		.7
Interest-sensitive life		(1.4)		(1.3)		(2.7)
Favorable (unfavorable) impact on pre-tax operating income	$	(34.2)	$	32.6	$	(1.6)
2021						
Fixed indexed annuities	$	40.7	$	(15.6)	$	25.1
Fixed interest annuities		—		1.8		1.8
Interest-sensitive life		(.9)		(.1)		(1.0)
Favorable (unfavorable) impact on pre-tax operating income	$	39.8	$	(13.9)	$	25.9
2020						
Fixed indexed annuities:						
Second quarter unlocking:						
Impact of change in new money rate assumptions	$	(5.0)	$	(25.6)	$	(30.6)
Impact of change in future option costs		104.8		(13.3)		91.5
Total second quarter unlocking impacts		99.8		(38.9)		60.9
Fourth quarter annual unlocking impacts		24.5		(7.7)		16.8
Total unlocking impacts for fixed indexed annuities		124.3		(46.6)		77.7
Fixed interest annuities:						
Second quarter unlocking:						
Impact of change in new money rate assumptions		—		(9.4)		(9.4)
Fourth quarter annual unlocking impacts		—		(.7)		(.7)
Total unlocking impacts for fixed interest annuities		—		(10.1)		(10.1)
Interest-sensitive life:						
Second quarter unlocking:						
Impact of change in new money rate assumptions		(7.4)		1.8		(5.6)
Fourth quarter annual unlocking impacts		(1.8)		(2.5)		(4.3)
Total unlocking impacts for interest-sensitive life		(9.2)		(.7)		(9.9)
Favorable (unfavorable) impact on pre-tax operating income	$	115.1	$	(57.4)	$	57.7

Impact of COVID-19 on Insurance Product Margin: Insurance product margin has been significantly impacted by the COVID-19 pandemic. Our life margin reflected adverse mortality as a result of increased deaths related to COVID-19 of approximately $21 million, $53 million and $38 million in 2022, 2021 and 2020, respectively. Our health margins compare favorably to the margins experienced prior to the COVID-19 pandemic. We estimate the favorable impacts on our health margins due to COVID-19 to be approximately $102 million, $130 million and $97 million in 2022, 2021 and 2020, respectively. Our annuity margin reflected a favorable (unfavorable) net COVID-19 impact of approximately $1 million, $5 million and $(4) million in 2022, 2021 and 2020, respectively, primarily due to persistency impacts indirectly related to the pandemic.

Summary of Operating Results: Net operating income was $273.9 million in 2022, compared to $365.6 million in 2021 and $362.3 million in 2020.

Insurance product margin in 2022, 2021 and 2020 was significantly impacted by: (i) changes in our actuarial assumptions as further described above under the caption "Changes in Actuarial Assumptions"; and (ii) pandemic-related impacts including lower health claims, net of higher mortality claims, as further described above under the caption "Impact of COVID-19 on Insurance Product Margin". In addition, the margin from fixed indexed annuities in 2022 and 2021 was favorably (unfavorably) impacted by $(62) million and $4 million, respectively, due to market conditions (primarily higher interest rates and lower equity markets) in 2022 as compared to 2021.

Expenses allocated to insurance products were $596.6 million, $566.5 million and $557.7 million in 2022, 2021 and 2020, respectively. Such higher expenses in 2022, as compared to 2021, primarily reflect our continued investment in growth initiatives. Allocated expenses in 2021, as compared to 2020, included higher variable expenses related to sales production. Certain costs in 2020 were allocated to a transition services agreement with a third party that was completed in the third quarter of 2020, favorably impacting allocated expenses in 2020.

The fee income segment is summarized below (dollars in millions):

	2022	2021	2020
Fee revenue	$ 169.3	$ 147.6	$ 106.0
Operating costs and expenses	(145.6)	(128.2)	(89.3)
Net fee income	$ 23.7	$ 19.4	$ 16.7

The increase in fee revenue in 2022 is primarily due to the growth related to the sales of third party products in recent periods and changes to our revenue recognition assumptions reflecting favorable policy persistency. Such revenue in 2022 was partially offset by higher expenses related to our businesses that provide benefits administration and employee benefits management services. Net fee income in 2021 reflects additional expenses due to the activity of Optavise and additional expenses related to selling third-party Medicare Advantage policies.

Investment income not allocated to product lines generally fluctuates from period to period based on the level of prepayment income (including call premiums) and trading account income; the performance of our alternative investments (which are typically reported a quarter in arrears); the earnings related to the investments underlying our COLI; and the spread we earn from our FHLB investment borrowing and FABN programs.

Expenses not allocated to product lines includes certain significant items listed in the table below. Expenses not allocated to product lines as adjusted for such significant items are summarized below (dollars in millions):

	2022	2021	2020
Expenses not allocated to product lines	$ 40.8	$ 80.5	$ 83.8
Experience refund related to a reinsurance agreement (a)	22.5	—	—
Net expenses related to significant legal and regulatory matters	—	(12.8)	(23.5)
Charge related to asset impairments	—	—	(3.7)
Transaction expenses related to acquisition of DirectPath	—	(2.5)	—
Adjusted total	$ 63.3	$ 65.2	$ 56.6

_____

(a) Under the terms of the reinsurance agreement to cede a substantial portion of our legacy long-term care block, we are entitled to receive an experience refund of up to $22.5 million if certain rate increases are approved and implemented. As of June 30, 2022, all requirements to earn the maximum experience refund had been met and the refund had been recognized. Pursuant to the terms of the coinsurance agreement, the refund is payable in the second half of 2023.

Margin from Annuity Products (dollars in millions):

Annuity margin:	2022	2021	2020
Fixed indexed annuities			
Insurance policy income	$ 14.5	$ 12.8	$ 11.3
Net investment income	360.7	343.9	332.1
Insurance policy benefits	(106.2)	33.7	108.8
Interest credited	(130.1)	(95.7)	(110.1)
Amortization and non-deferred commissions	(20.3)	(71.3)	(91.3)
Margin from fixed indexed annuities	$ 118.6	$ 223.4	$ 250.8
Average net insurance liabilities	$ 8,480.5	$ 7,771.8	$ 7,123.4
Margin/average net insurance liabilities	1.40%	2.87%	3.52%
Fixed interest annuities			
Insurance policy income	$ .8	$ .8	$ .9
Net investment income	83.0	93.6	105.6
Insurance policy benefits	(1.0)	(1.1)	(.6)
Interest credited	(45.7)	(50.9)	(57.4)
Amortization and non-deferred commissions	(5.7)	(5.4)	(18.7)
Margin from fixed interest annuities	$ 31.4	$ 37.0	$ 29.8
Average net insurance liabilities	$ 1,701.8	$ 1,880.1	$ 2,069.1
Margin/average net insurance liabilities	1.85%	1.97%	1.44%
Other annuities			
Insurance policy income	$ 7.8	$ 6.0	$ 6.6
Net investment income	23.1	24.9	27.4
Insurance policy benefits	(17.1)	(18.1)	(14.5)
Interest credited	(2.3)	(2.5)	(3.1)
Amortization and non-deferred commissions	(.4)	(.4)	(.3)
Margin from other annuities	$ 11.1	$ 9.9	$ 16.1
Average net insurance liabilities	$ 479.3	$ 504.1	$ 531.7
Margin/average net insurance liabilities	2.32%	1.96%	3.03%
Total annuity margin	$ 161.1	$ 270.3	$ 296.7
Average net insurance liabilities	$ 10,661.6	$ 10,156.0	$ 9,724.2
Margin/average net insurance liabilities	1.51%	2.66%	3.05%

Margin from fixed indexed annuities was $118.6 million in 2022, compared to $223.4 million in 2021 and $250.8 million in 2020. The margin excluding the favorable impacts of the actuarial assumption changes previously discussed was $118.2 million, $198.3 million and $173.1 million in 2022, 2021 and 2020, respectively. The margin from fixed indexed annuities in 2022 and 2021 was favorably (unfavorably) impacted by $(62) million and $4 million, respectively, due to market conditions (primarily higher interest rates and lower equity markets) in 2022 as compared to 2021. Average net insurance liabilities (total insurance liabilities less: (i) amounts related to reinsured business; (ii) deferred acquisition costs; (iii) present value of future profits; and (iv) the value of unexpired options credited to insurance liabilities) were $8,480.5 million, $7,771.8 million and $7,123.4 million in 2022, 2021 and 2020, respectively, driven by deposits and reinvested returns in excess of withdrawals. The increase in net insurance liabilities results in higher net investment income allocated, however, the earned yield was 4.25 percent in 2022, down from 4.42 percent in 2021 and 4.66 percent in 2020, reflecting lower portfolio yields, as higher yielding investments mature. We believe the margin on fixed indexed annuities was favorably (unfavorably) impacted by approximately $(1) million, $6 million and $(3) million in 2022, 2021 and 2020, respectively, primarily due to persistency impacts indirectly related to the pandemic.

Net investment income and interest credited exclude the change in market values of the underlying options supporting the fixed indexed annuity products and corresponding offsetting amount credited to policyholder account balances. Such amounts were $(181.3) million, $195.5 million and $32.3 million in 2022, 2021 and 2020, respectively.

Margin from fixed interest annuities was $31.4 million in 2022, compared to $37.0 million in 2021 and $29.8 million in 2020. The margin in 2022, 2021 and 2020 reflects the favorable (unfavorable) impact of the actuarial assumption changes previously discussed totaling $.7 million, $1.8 million and $(10.1) million, respectively. Excluding such favorable (unfavorable) impacts, the margin from fixed interest annuities was $30.7 million, $35.2 million and $39.9 million in 2022, 2021 and 2020, respectively. The decrease in margins primarily relates to the reduction in the size of the block and lower yields on investments. Average net insurance liabilities were $1,701.8 million, $1,880.1 million and $2,069.1 million in 2022, 2021 and 2020, respectively, driven by withdrawals in excess of deposits and reinvested returns. The decrease in net insurance liabilities results in lower net investment income allocated. The earned yield was 4.88 percent in 2022, down from 4.98 percent in 2021 and 5.10 percent in 2020, reflecting lower portfolio yields, as higher yielding investments mature.

Margin from other annuities was $11.1 million in 2022, compared to $9.9 million in 2021 and $16.1 million in 2020. The margin on this relatively small block of business is sensitive to annuitant mortality related to contracts with life contingencies. An increase in mortality in this block will result in a decrease in insurance liabilities and insurance policy benefits. Unusually high mortality in 2020 (unrelated to COVID-19) resulted in higher earnings. We believe the margin from other annuities reflected favorable (unfavorable) COVID-19 impacts of approximately $2 million, $(1) million and $(1) million in 2022, 2021 and 2020, respectively.

Margin from Health Products (dollars in millions):

		2022		2021		2020
Health margin:						
Supplemental health						
Insurance policy income	$	694.3	$	683.8	$	679.4
Net investment income		151.6		146.6		140.9
Insurance policy benefits		(491.3)		(509.7)		(520.9)
Amortization and non-deferred commissions		(121.0)		(117.9)		(112.7)
Margin from supplemental health	$	233.6	$	202.8	$	186.7
Margin/insurance policy income		34%		30%		27%
Medicare supplement						
Insurance policy income	$	657.8	$	714.1	$	754.7
Net investment income		5.3		5.1		4.9
Insurance policy benefits		(460.1)		(493.5)		(505.0)
Amortization and non-deferred commissions		(57.2)		(61.7)		(66.3)
Margin from Medicare supplement	$	145.8	$	164.0	$	188.3
Margin/insurance policy income		22%		23%		25%
Long-term care						
Insurance policy income	$	265.2	$	263.6	$	265.4
Net investment income		130.7		136.0		136.5
Insurance policy benefits		(289.6)		(263.1)		(303.8)
Amortization and non-deferred commissions		(8.4)		(10.3)		(13.3)
Margin from long-term care	$	97.9	$	126.2	$	84.8
Margin/insurance policy income		37%		48%		32%
Total health margin	$	477.3	$	493.0	$	459.8
Margin/insurance policy income		30%		30%		27%

Margin from supplemental health business was $233.6 million in 2022, compared to $202.8 million in 2021 and $186.7 million in 2020. The margin as a percentage of insurance policy income was 34% in 2022, compared to 30% in 2021 and 27% in 2020. The supplemental health margin continues to compare favorably to the margins experienced prior to the COVID-19 pandemic. We estimate the favorable impacts due to COVID-19 on the supplemental health margin in 2022, 2021 and 2020 were approximately $43 million, $26 million and $11 million, respectively, relative to our expectations and previous experience prior to COVID-19. Claim experience will fluctuate from period to period and there is no assurance that such favorable impacts will continue. The supplemental health margin was also favorably impacted by $3 million in 2022 due to a refinement to our claim reserve loss adjustment expense assumption as a result of a recently completed loss adjustment expense study. The favorable claims experience in

2020 was partially offset by higher persistency resulting in a lower release of reserves. Such higher persistency primarily resulted from regulatory mandates and the Company's policy which delayed the lapsation of policies due to the non-payment of premiums during the early months of the COVID-19 pandemic.

Our supplemental health products (including specified disease, accident and hospital indemnity products) generally provide fixed or limited benefits. For example, payments under cancer insurance policies are generally made directly to, or at the direction of, the policyholder following diagnosis of, or treatment for, a covered type of cancer. Approximately three-fourths of our supplemental health policies inforce (based on policy count) are sold with return of premium or cash value riders. The return of premium rider generally provides that after a policy has been inforce for a specified number of years or upon the policyholder reaching a specified age, we will pay to the policyholder, or a beneficiary under the policy, the aggregate amount of all premiums paid under the policy, without interest, less the aggregate amount of all claims incurred under the policy. The cash value rider is similar to the return of premium rider, but also provides for payment of a graded portion of the return of premium benefit if the policy terminates before the return of premium benefit is earned. Accordingly, the net cash flows from these products generally result in the accumulation of amounts in the early years of a policy (reflected in our earnings as reserve increases which is a component of insurance policy benefits) which will be paid out as benefits in later policy years (reflected in our earnings as reserve decreases which offset the recording of benefit payments). As the policies age, insurance policy benefits will typically increase, but the increase in benefits will be partially offset by investment income earned on the accumulated assets.

Margin from Medicare supplement business was $145.8 million in 2022, compared to $164.0 million in 2021 and $188.3 million in 2020. The margins on the Medicare supplement business continued to compare favorably to the margins experienced prior to the COVID-19 pandemic. We estimate that the favorable impacts due to COVID-19 (based on actual claims incurred and persistency relative to our expectations and previous experience prior to COVID-19) on the Medicare supplement margin were approximately $15 million, $32 million and $50 million in 2022, 2021 and 2020, respectively. Claim experience will fluctuate from period to period and there is no assurance that such favorable impacts will continue. Insurance policy income was $657.8 million in 2022, compared to $714.1 million in 2021 and $754.7 million in 2020, reflecting lower sales in recent periods partially offset by premium rate increases. We have experienced a shift in the sale of Medicare supplement policies to the sale of Medicare Advantage policies. We receive fee income when Medicare Advantage policies of other providers are sold, which is recorded in our Fee income segment. We continue to invest in both our Medicare supplement products and Medicare Advantage distribution to meet our customers' needs and preferences. For example, we launched a new competitive Medicare supplement product in 2022.

Medicare supplement business consists of both individual and group policies. Government regulations generally require we attain and maintain a ratio of total benefits incurred to total premiums earned (excluding changes in policy benefits reserves which is a component of Insurance policy benefits) of not less than 65 percent on individual products and not less than 75 percent on group products. The ratio is determined after three years from the original issuance of the policy and over the lifetime of the policy and measured in accordance with statutory accounting principles. Since the insurance product liabilities we establish for Medicare supplement business are subject to significant estimates, the ultimate claim liability we incur for a particular period is likely to be different than our initial estimate. Changes to our estimates are reflected in Insurance policy benefits in the period the change is determined.

Margin from Long-term care products was $97.9 million in 2022, compared to $126.2 million in 2021 and $84.8 million in 2020. The margin as a percentage of insurance policy income was 37% in 2022, compared to 48% in 2021 and 32% in 2020. The margins in 2022, 2021 and 2020 continued to compare favorably to the margins experienced prior to the COVID-19 pandemic. In addition, an increase in policyholder deaths attributable to the pandemic has resulted in higher than expected reserve releases. We estimate the favorable impacts due to COVID-19 (based on actual claims incurred and persistency relative to our expectations and previous experience prior to COVID-19) on the long-term care margin were approximately $44 million, $72 million and $36 million in 2022, 2021 and 2020, respectively. Claim experience will fluctuate from period to period and there is no assurance that such favorable impacts will continue. In addition, the margin has been impacted by the more profitable business currently being sold and the run-off of less profitable older long-term care business.

Margin from Life Products (dollars in millions):

	2022		2021		2020
Life margin:					
Interest-sensitive life					
Insurance policy income	$ 174.6	$	167.1	$	158.8
Net investment income	51.9		50.2		47.4
Insurance policy benefits	(75.2)		(82.6)		(76.1)
Interest credited	(46.7)		(43.7)		(43.8)
Amortization and non-deferred commissions	(30.9)		(25.3)		(28.2)
Margin from interest-sensitive life	$ 73.7	$	65.7	$	58.1
Average net insurance liabilities	$ 1,023.1	$	976.4	$	920.0
Interest margin	$ 5.2	$	6.5	$	3.6
Interest margin/average net insurance liabilities	.51%		.67%		.39%
Underwriting margin	$ 68.5	$	59.2	$	54.5
Underwriting margin/insurance policy income	39%		35%		34%
Traditional life					
Insurance policy income	$ 684.8	$	675.2	$	634.2
Net investment income	94.3		94.5		92.2
Insurance policy benefits	(510.0)		(530.9)		(493.9)
Interest credited	(.7)		(.7)		(.7)
Amortization and non-deferred commissions	(74.9)		(63.6)		(58.9)
Advertising expense	(94.3)		(89.8)		(66.0)
Margin from traditional life	$ 99.2	$	84.7	$	106.9
Margin/insurance policy income	14%		13%		17%
Margin excluding advertising expense/insurance policy income	28%		26%		27%
Total life margin	$ 172.9	$	150.4	$	165.0

Margin from interest-sensitive life business was $73.7 million in 2022, compared to $65.7 million in 2021 and $58.1 million in 2020. The margin in 2022, 2021 and 2020 reflects the unfavorable impact of the actuarial assumption changes previously discussed totaling $2.7 million, $1.0 million and $9.9 million, respectively. Excluding such unfavorable impacts, the margin from interest-sensitive life business was $76.4 million, $66.7 million and $68.0 million, respectively. The change in margins reflects the mortality we experienced related to COVID-19; partially offset by growth in the block due to sales in recent periods. We estimate that the unfavorable impact from death claims related to COVID-19 on the margin of this block of business was approximately $6 million, $16 million and $9 million in 2022, 2021 and 2020, respectively.

The interest margin was $5.2 million in 2022, compared to $6.5 million in 2021 and $3.6 million in 2020. Net investment income was higher in 2022, compared to 2021 and 2020. The increase in average net insurance liabilities results in higher net investment income allocated, which is partially offset by lower earned yields. The earned yield was 5.07 percent in 2022, down from 5.14 percent in 2021 and 5.15 percent 2020. Interest credited to policyholders may be changed annually but is subject to minimum guaranteed rates and, as a result, any reduction in our earned rate may not be fully reflected in the rate credited to policyholders.

Net investment income and interest credited excludes the change in market values of the underlying options supporting the fixed indexed life products and corresponding offsetting amount credited to policyholder account balances. Such amounts were $(24.0) million, $24.3 million and $5.5 million in 2022, 2021 and 2020, respectively.

Margin from traditional life business was $99.2 million in 2022, compared to $84.7 million in 2021 and $106.9 million in 2020. Insurance policy income was $684.8 million in 2022, compared to $675.2 million in 2021 and $634.2 million in 2020, reflecting new sales and persistency in the block. Insurance policy benefits were $510.0 million in 2022, compared to $530.9 million in 2021 and $493.9 million in 2020. We estimate that the impact from death claims related to COVID-19 increased insurance policy benefits by approximately $15 million, $37 million and $29 million in 2022, 2021 and 2020, respectively. In addition, amortization

was higher in 2022, as compared to 2021, primarily related to higher deferred acquisition costs in recent periods due to strong sales, including sales of our direct-to-consumer products through third party distributors.

Advertising expense was $94.3 million in 2022, compared to $89.8 million in 2021 and $66.0 million in 2020. The demand and cost of television advertising can fluctuate from period to period. We are disciplined with our marketing expenditures and will increase or decrease our marketing spend depending on prices or other factors.

Investment Income Not Allocated to Product Lines (dollars in millions):

	2022	2021	2020
Net investment income	$ 1,015.9	$ 1,420.7	$ 1,222.5
Allocated to product lines:			
Annuity	(466.8)	(462.4)	(465.1)
Health	(287.6)	(287.7)	(282.3)
Life	(146.2)	(144.7)	(139.6)
Equity returns credited to policyholder account balances	205.3	(219.8)	(37.8)
Amounts allocated to product lines and credited to policyholder account balances	(695.3)	(1,114.6)	(924.8)
Amount related to variable interest entities and other non-operating items	(48.5)	(30.5)	(39.2)
Interest expense on debt	(62.5)	(62.4)	(55.2)
Interest expense on investment borrowings from FHLB	(33.5)	(9.8)	(21.2)
Expenses related to FABN program	(30.0)	(2.3)	—
Less amounts credited to deferred compensation plans (offsetting investment income)	13.4	(16.6)	(15.0)
Total adjustments	(161.1)	(121.6)	(130.6)
Investment income not allocated to product lines	$ 159.5	$ 184.5	$ 167.1

The above table reconciles net investment income to investment income not allocated to product lines. Such amount will generally fluctuate from period to period based on the level of prepayment income (including call premiums) and trading account income; the performance of our alternative investments (which are typically reported a quarter in arrears); the earnings related to the investments underlying our COLI; and the spread we earn from our FHLB investment borrowing and FABN programs.

Net Non-Operating Income (Loss):

The following summarizes our net non-operating income (loss) for the three years ended December 31, 2022 (dollars in millions):

	2022	2021	2020
Net realized investment gains (losses) from sales, impairments and change in allowance for credit losses (net of related amortization)	$ (58.8)	$ 34.8	$ (31.1)
Net change in market value of investments recognized in earnings	(73.2)	(17.4)	(2.7)
Fair value changes related to agent deferred compensation plan	48.9	8.9	(16.3)
Fair value changes in embedded derivative liabilities (net of related amortization)	247.2	67.2	(79.1)
Other	(3.9)	3.6	9.7
Net non-operating income (loss) before taxes	$ 160.2	$ 97.1	$ (119.5)

Net realized investment losses, net of related amortization, were $58.8 million in 2022, including the unfavorable change in the allowance for credit losses of $52.6 million which were recorded in earnings. Net realized investment gains, net of related amortization, were $34.8 million in 2021, including the favorable change in the allowance for credit losses of $12.2 million. Net realized investment losses, net of related amortization, were $31.1 million in 2020, including an unfavorable change in the allowance for credit losses and other-than-temporary impairment losses of $18.5 million.

During 2022, 2021 and 2020, we recognized a decrease in earnings of $73.2 million, $17.4 million and $2.7 million, respectively, due to the net change in market value of investments recognized in earnings. The change in value will fluctuate from period to period based on market conditions.

During 2022, 2021 and 2020, we recognized an increase (decrease) in earnings of $48.9 million, $8.9 million and $(16.3) million, respectively, for the mark-to-market change in the agent deferred compensation plan liability which was impacted by changes in the underlying actuarial assumptions used to value the liability. We recognize the mark-to-market change in the estimated value of this liability through earnings as assumptions change.

During 2022, 2021 and 2020, we recognized an increase (decrease) in earnings of $247.2 million, $67.2 million and $(79.1) million, respectively, resulting from changes in the estimated fair value of embedded derivative liabilities related to our fixed indexed annuities, net of related amortization. Such amounts include the impacts of changes in market interest rates used to determine the derivative's estimated fair value. The discount rate is based on risk-free rates (U.S. Treasury rates for similar durations) adjusted for our non-performance risk and risk margins for non-capital market inputs. The increase in U.S. Treasury rates in 2022 and 2021 was the primary factor for the decrease in estimated fair value of the embedded derivative liabilities. Such U.S. Treasury rates decreased in 2020 which was the primary factor for the increase in estimated fair value.

In 2022, other non-operating items include a one-time restructuring charge of $7.1 million primarily related to an early retirement program. The program reduced our headcount by 2 percent and is expected to reduce run-rate expenses by approximately $10 million. Other non-operating items also include earnings attributable to VIEs that we are required to consolidate, net of affiliated amounts. Such earnings are not indicative of, and are unrelated to, the Company's underlying fundamentals. Also, other non-operating items in 2020 include the net revenue earned pursuant to a transition services agreement representing the difference between the fees we receive from Wilton Re and the overhead costs incurred to provide such services under the agreement in connection with the completion of a long-term care reinsurance transaction in September 2018.

PREMIUM COLLECTIONS

In accordance with GAAP, insurance policy income in our consolidated statement of operations consists of premiums earned for traditional insurance policies that have life contingencies or morbidity features. For annuity and interest-sensitive life contracts, premiums collected are not reported as revenues, but as deposits to insurance liabilities. We recognize revenues for these products over time in the form of investment income and surrender or other charges.

Agents, insurance brokers and marketing organizations who market our products and prospective purchasers of our products use the financial strength ratings of our insurance subsidiaries as an important factor in determining whether to market or purchase. Ratings have the most impact on our Worksite sales of supplemental health and life products since such ratings are often an important factor considered by employers. The current financial strength ratings of our primary insurance subsidiaries from AM Best, Fitch, Moody's and S&P are "A", "A-", "A3" and "A-", respectively. For a description of these ratings and additional information on our ratings, see "Consolidated Financial Condition - Financial Strength Ratings of our Insurance Subsidiaries."

We set premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies using assumptions about numerous variables, including but not limited to, the actuarial probability of a policyholder incurring a claim, the probable size of the claim, and the interest rate earned on our investment of premiums. We also consider historical claims information, industry statistics, the rates of our competitors and other factors. If our actual claims experience is less favorable than we anticipated and we are unable to raise our premium rates, our financial results may be adversely affected. We generally cannot raise our health insurance premiums in any state until we obtain the approval of the state insurance regulator. We review the adequacy of our premium rates regularly and file for rate increases on our products when we believe such rates are too low. It is likely that we will not be able to obtain approval for all requested premium rate increases. If such requests are denied in one or more states, our net income may decrease. If such requests are approved, increased premium rates may reduce the volume of our new sales and may cause existing policyholders to lapse their policies. If the healthier policyholders allow their policies to lapse, this would reduce our premium income and profitability in the future.

Total premium collections were as follows (dollars in millions):

	2022	2021	2020
Premiums collected by product:			
Annuities:			
Fixed indexed (first-year)	$ 1,509.2	$ 1,347.8	$ 1,121.7
Fixed indexed (renewal)	.3	.3	.4
Subtotal - fixed indexed annuities	1,509.5	1,348.1	1,122.1
Fixed interest (first-year)	83.7	40.4	33.5
Fixed interest (renewal)	3.7	5.0	3.8
Subtotal - fixed interest annuities	87.4	45.4	37.3
Other annuities (first-year)	7.7	6.9	5.6
Total annuities	1,604.6	1,400.4	1,165.0
Health:			
Supplemental health (first-year)	73.2	67.9	72.7
Supplemental health (renewal)	619.7	620.1	604.5
Subtotal – supplemental health	692.9	688.0	677.2
Medicare supplement (first-year)	34.2	40.3	54.2
Medicare supplement (renewal)	617.4	667.2	696.3
Subtotal - Medicare supplement	651.6	707.5	750.5
Long-term care (first-year)	20.8	20.7	18.3
Long-term care (renewal)	243.1	243.3	245.6
Subtotal - long-term care	263.9	264.0	263.9
Total health	1,608.4	1,659.5	1,691.6
Life insurance:			
Interest-sensitive (first-year)	42.1	41.5	44.3
Interest-sensitive (renewal)	185.8	177.9	162.2
Subtotal - interest-sensitive	227.9	219.4	206.5
Traditional (first-year)	151.0	163.9	136.9
Traditional (renewal)	532.9	512.5	496.2
Subtotal - traditional	683.9	676.4	633.1
Total life insurance	911.8	895.8	839.6
Collections on annuity, health and life products:			
Total first-year premium collections	1,921.9	1,729.4	1,487.2
Total renewal premium collections	2,202.9	2,226.3	2,209.0
Total collections on insurance products	$ 4,124.8	$ 3,955.7	$ 3,696.2

Annuities include fixed indexed, fixed interest and other annuities sold to the senior market. Annuity collections were $1,604.6 million in 2022, compared to $1,400.4 million in 2021 and $1,165.0 million in 2020. The increase in premium collections from our fixed indexed products in 2022 and 2021, was primarily due to the general stock market performance which made these products attractive to certain customers. We have proactively managed the participation rates on our fixed indexed products in order to balance sales growth and profitability during periods of low interest rates. The increase in premium collections from our fixed indexed products in 2021, as compared to 2020, primarily reflected our pricing discipline and market conditions existing after the pandemic began. Premium collections from our fixed interest products reflect consumer preference for fixed indexed products.

Health products include supplemental health, Medicare supplement and long-term care products.

Premiums collected on supplemental health products (including specified disease, accident and hospital indemnity insurance products) were $692.9 million in 2022, compared to $688.0 million in 2021 and $677.2 million in 2020. Such increases are primarily due to new sales and steady persistency.

Collected premiums on Medicare supplement policies were $651.6 million, $707.5 million and $750.5 million in 2022, 2021 and 2020, respectively. The decreases reflect lower sales in recent periods partially offset by premium rate increases. We have experienced a shift in the sale of Medicare supplement policies to the sale of Medicare Advantage policies. We receive fee income when Medicare Advantage policies of other providers are sold, which is recorded in our Fee income segment. We continue to invest in both our Medicare supplement products and Medicare Advantage distribution to ensure we are well-positioned to meet our customers' needs and preferences. For example, we launched a new competitive Medicare supplement product in 2022.

Life products include interest-sensitive and traditional life products. Life premiums were $911.8 million, $895.8 million and $839.6 million in 2022, 2021 and 2020, respectively. Premiums collected reflect both recent sales activity and steady persistency.

INVESTMENTS

Our investment strategy is to: (i) provide largely stable investment income from a diversified high quality fixed income portfolio; (ii) mitigate the effect of changing interest rates through active asset/liability management; (iii) provide liquidity to meet our cash obligations to policyholders and others; and (iv) maximize total return through active strategic asset allocation and investment management. Consistent with this strategy, investments in fixed maturity securities and mortgage loans made up 90 percent of our $24.3 billion investment portfolio at December 31, 2022. The remainder of the invested assets was trading securities, investments held by VIEs, COLI, equity securities, policy loans and other invested assets.

The following table summarizes the composition of our investment portfolio as of December 31, 2022 (dollars in millions):

	Carrying value	Percent of total investments
Fixed maturities, available for sale	$ 20,353.4	84%
Equity securities	135.3	1
Mortgage loans	1,411.9	6
Policy loans	121.6	—
Trading securities	207.9	1
Investments held by variable interest entities	1,077.6	4
Company-owned life insurance	199.1	1
Other invested assets	835.6	3
Total investments	$ 24,342.4	100%

The following table summarizes investment yields earned over the past three years on the investments allocated to our product lines. General account investments exclude the value of options.

	2022	2021	2020
	(dollars in millions)		
Weighted average investments at amortized cost allocated to product lines	$ 19,661.2	$ 18,877.0	$ 18,093.0
Allocated investment income	900.6	894.8	887.0
Average yield on allocated investments	4.58%	4.74%	4.90%

Insurance statutes regulate the types of investments that our insurance subsidiaries are permitted to make and limit the amount of funds that may be used for any one type of investment. In addition, we have internal management compliance limits on various exposures and activities which are typically more restrictive than insurance statutes. In light of these statutes and regulations and our business and investment strategy, we generally seek to invest in United States government and government-agency securities and corporate securities rated investment grade by established nationally recognized rating organizations or in securities of comparable investment quality, if not rated.

Fixed Maturities, Available for Sale

The following table summarizes the carrying values and gross unrealized losses of our fixed maturity securities, available for sale, by category as of December 31, 2022 (dollars in millions):

	Carrying value	Percent of fixed maturities	Gross unrealized losses	Percent of gross unrealized losses
States and political subdivisions	$ 2,388.5	11.7%	$ 476.8	15.5%
Commercial mortgage-backed securities	2,222.4	10.9	272.3	8.9
Banks	1,747.4	8.6	266.8	8.7
Non-agency residential mortgage-backed securities	1,548.5	7.6	191.9	6.3
Asset-backed securities	1,287.0	6.3	149.4	4.9
Utilities	1,163.9	5.7	180.4	5.9
Insurance	1,140.2	5.6	208.9	6.8
Healthcare/pharmaceuticals	1,030.1	5.1	215.5	7.0
Brokerage	938.8	4.6	151.8	4.9
Collateralized loan obligations	785.9	3.9	39.6	1.3
Technology	774.2	3.8	166.3	5.4
Food/beverage	680.1	3.3	88.7	2.9
Energy	519.7	2.6	52.7	1.7
Cable/media	441.1	2.2	89.0	2.9
Real estate/REITs	386.8	1.9	51.7	1.7
Transportation	363.6	1.8	44.7	1.5
Telecom	322.8	1.6	36.9	1.2
Capital goods	279.7	1.4	38.4	1.2
Chemicals	268.9	1.3	41.4	1.4
Other	2,063.8	10.1	303.7	9.9
Total fixed maturities, available for sale	$ 20,353.4	100.0%	$ 3,066.9	100.0%

The following table summarizes the gross unrealized losses of our fixed maturity securities, available for sale, by category and ratings category as of December 31, 2022 (dollars in millions):

| | Investment grade | | Below-investment grade | | Total gross unrealized losses |
	AAA/AA/A	BBB	BB	B+ and below	
States and political subdivisions	$ 465.6	$ 10.4	$ —	$ .8	$ 476.8
Commercial mortgage-backed securities	206.2	47.9	16.5	1.7	272.3
Banks	137.6	128.6	.6	—	266.8
Healthcare/pharmaceuticals	147.2	64.2	2.9	1.2	215.5
Insurance	102.3	102.8	3.2	.6	208.9
Non-agency residential mortgage-backed securities	99.4	74.9	1.2	16.4	191.9
Utilities	98.3	80.1	1.9	.1	180.4
Technology	96.8	62.9	6.0	.6	166.3
Brokerage	73.2	75.6	1.9	1.1	151.8
Asset-backed securities	48.2	81.9	18.0	1.3	149.4
Cable/media	12.0	70.1	3.7	3.2	89.0
Food/beverage	20.0	67.0	1.2	.5	88.7
Energy	7.9	40.9	3.9	—	52.7
Real estate/REITs	29.8	21.1	.8	—	51.7
Transportation	16.5	27.7	.1	.4	44.7
Chemicals	3.4	36.5	.7	.8	41.4
Consumer products	21.7	13.8	2.8	1.4	39.7
Collateralized loan obligations	34.0	5.6	—	—	39.6
Capital goods	18.3	18.6	1.2	.3	38.4
Telecom	.2	36.7	—	—	36.9
Retail	22.2	11.2	3.3	—	36.7
Autos	4.6	21.1	1.7	.4	27.8
Aerospace/defense	6.5	19.5	—	.4	26.4
Building materials	5.4	19.5	1.0	.2	26.1
Metals and mining	3.2	13.4	.8	—	17.4
Paper	.7	12.4	.1	.4	13.6
United States Treasury securities and obligations of United States government corporations and agencies	13.0	—	—	—	13.0
Entertainment/hotels	5.6	4.3	.6	1.7	12.2
Foreign governments	4.9	6.4	—	—	11.3
Business services	—	1.6	.7	.3	2.6
Other	69.6	6.5	.7	.1	76.9
Total fixed maturities, available for sale	$ 1,774.3	$ 1,183.2	$ 75.5	$ 33.9	$ 3,066.9

Investment ratings are assigned the second lowest rating by Nationally Recognized Statistical Rating Organizations (Moody's, S&P or Fitch), or if not rated by such firms, the rating assigned by the NAIC. NAIC designations of "1" or "2" include fixed maturities generally rated investment grade (rated "Baa3" or higher by Moody's or rated "BBB-" or higher by S&P and Fitch). NAIC designations of "3" through "6" are referred to as below-investment grade (which generally are rated "Ba1" or lower by Moody's or rated "BB+" or

lower by S&P and Fitch). References to investment grade or below-investment grade throughout our consolidated financial statements are determined as described above. The following table sets forth fixed maturity investments at December 31, 2022, classified by ratings (dollars in millions):

Investment rating	Amortized cost	Estimated fair value Amount	Percent of fixed maturities
AAA	$ 2,099.9	$ 1,975.0	10%
AA	3,587.4	3,052.9	15
A	7,484.3	6,402.7	32
BBB+	2,393.1	2,101.7	10
BBB	3,984.8	3,452.0	17
BBB-	2,424.3	2,050.6	10
Investment grade	21,973.8	19,034.9	94
BB+	237.9	209.4	1
BB	216.1	197.0	1
BB-	279.0	246.9	1
B+ and below	677.4	665.2	3
Below-investment grade	1,410.4	1,318.5	6
Total fixed maturity securities	$ 23,384.2	$ 20,353.4	100%

We continually evaluate the creditworthiness of each issuer whose securities we hold. We pay special attention to large investments, investments which have significant risk characteristics and to those securities whose fair values have declined materially for reasons other than changes in general market conditions. We evaluate the realizable value of the investment, the specific condition of the issuer and the issuer's ability to comply with the material terms of the security. We review the historical and recent operational results and financial position of the issuer, information about its industry, information about factors affecting the issuer's performance and other information. 40|86 Advisors employs experienced securities analysts in a broad variety of specialty areas who compile and review such data. During 2022, we recognized net investment losses of $135.4 million, which were comprised of: (i) $9.6 million of net losses from the sales of investments; (ii) $11.2 million of losses related to equity securities, including the change in fair value; (iii) the decrease in fair value of certain other invested assets and fixed maturity investments with embedded derivatives of $45.9 million; (iv) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $16.1 million; and (v) an increase in the allowance for credit losses of $52.6 million.

During 2022, we sold $1,651.5 million of fixed maturity investments which resulted in gross realized investment losses (before income taxes) of $104.0 million. Securities are generally sold at a loss following unforeseen issue-specific events or conditions or shifts in perceived relative values. These reasons include but are not limited to: (i) changes in the investment environment; (ii) expectation that the market value could deteriorate; (iii) our desire to reduce our exposure to an asset class, an issuer or an industry; (iv) prospective or actual changes in credit quality; or (v) changes in expected portfolio cash flows.

Our investment portfolio is subject to the risk of declines in realizable value. However, we attempt to mitigate this risk through the diversification and active management of our portfolio.

The Company reports accrued investment income separately from fixed maturities, available for sale, and has elected not to measure an allowance for credit losses for accrued investment income. Accrued investment income is written off through net investment income at the time the issuer of the bond defaults or is expected to default on payments.

As of December 31, 2022, we had fixed maturity securities with an amortized cost and fair value of $1.0 million and nil, respectively, that were in substantive default (i.e., in default due to nonpayment of interest or principal). There were no other investments about which we had serious doubts as to the recoverability of the carrying value of the investment.

Other Investments

At December 31, 2022, we held commercial mortgage loan investments with an amortized cost of $1,232.2 million (or 5.1 percent of total invested assets) and a fair value of $1,082.9 million. Our commercial mortgage loan portfolio is primarily comprised of large commercial mortgage loans. Approximately 16 percent, 10 percent, 7 percent and 7 percent of the commercial mortgage loan balance were on properties located in California, Maryland, Wisconsin and Georgia, respectively. No other state comprised greater than six percent of the mortgage loan balance. At December 31, 2022, there were no commercial mortgage loans in process of foreclosure.

At December 31, 2022, we held residential mortgage loan investments with an amortized cost of $187.7 million and a fair value of $190.7 million. At December 31, 2022, there were three residential mortgage loans that were noncurrent with a carrying value of $0.6 million (of which, two loans with a carrying value of $0.5 million were in foreclosure).

The allowance for credit losses related to mortgage loans was $8.0 million at December 31, 2022, and increased (decreased) $2.4 million, $(6.2) million and $5.1 million in 2022, 2021 and 2020, respectively.

The following table shows the distribution of our commercial mortgage loan portfolio by property type as of December 31, 2022 (dollars in millions):

	Number of loans	Amortized cost
Multi-family	24	$ 382.4
Industrial	37	300.8
Office building	26	216.4
Retail	46	195.6
Other	16	137.0
Total commercial mortgage loans	149	$ 1,232.2

The following table shows our commercial mortgage loan portfolio by loan size as of December 31, 2022 (dollars in millions):

	Number of loans	Amortized cost
Under $5 million	61	$ 163.4
$5 million but less than $10 million	41	285.7
$10 million but less than $20 million	35	479.0
Over $20 million	12	304.1
Total commercial mortgage loans	149	$ 1,232.2

The following table summarizes the distribution of maturities of our commercial mortgage loans as of December 31, 2022 (dollars in millions):

	Number of loans	Amortized cost
2023	2	$ 22.1
2024	8	79.3
2025	14	70.4
2026	9	68.2
2027	13	90.5
after 2027	103	901.7
Total commercial mortgage loans	149	$ 1,232.2

The following table provides the amortized cost by year of origination and estimated fair value of our outstanding commercial mortgage loans and the underlying collateral as of December 31, 2022 (dollars in millions):

Loan-to-value ratio (a)	2022	2021	2020	2019	2018	Prior	Total amortized cost	Estimated fair value Mortgage loans	Collateral
Less than 60%	$ 234.1	$ 114.7	$ 43.5	$ 75.4	$ 66.5	$ 476.3	$ 1,010.5	$ 889.8	$ 4,027.6
60% to less than 70%	47.2	13.2	—	—	8.2	45.0	113.6	104.7	170.7
70% to less than 80%	33.0	22.6	—	—	—	—	55.6	47.2	72.3
80% to less than 90%	—	—	—	—	—	42.5	42.5	34.5	52.0
90% or greater	—	—	—	—	—	10.0	10.0	6.7	10.7
Total	$ 314.3	$ 150.5	$ 43.5	$ 75.4	$ 74.7	$ 573.8	$ 1,232.2	$ 1,082.9	$ 4,333.3

_____
(a) Loan-to-value ratios are calculated as the ratio of: (i) the amortized cost of the commercial mortgage loans; to (ii) the estimated fair value of the underlying collateral.

At December 31, 2022, we held $207.9 million of trading securities. We carry trading securities at estimated fair value; changes in fair value are reflected in the statement of operations. Our trading securities include: (i) investments purchased with the intent of selling in the near term to generate income; and (ii) certain fixed maturity securities containing embedded derivatives for which we have elected the fair value option. Investment income from trading securities backing certain insurance liabilities is substantially offset by the change in insurance policy benefits related to certain products and agreements.

Other invested assets include options backing our fixed indexed annuity and life insurance products, COLI, FHLB common stock and certain nontraditional investments, including investments in limited partnerships, hedge funds and real estate investments held for sale.

At December 31, 2022, we held investments with an amortized cost of $1,134.2 million and an estimated fair value of $1,077.6 million related to VIEs that we are required to consolidate. The investment portfolio held by the VIEs is primarily comprised of commercial bank loans, the borrowers for which are almost entirely rated below-investment grade. Refer to the note to the consolidated financial statements entitled "Investments in Variable Interest Entities" for additional information on these investments.

LIQUIDITY AND CAPITAL RESOURCES

2023 Outlook

Prior to the sharp rise in interest rates in the United States in 2022, interest rates had been at or near historically low levels. We expect that a continued level of higher interest rates will benefit our operating results over time. We continuously monitor current market conditions and the impact to our business from potential changes in overall economic growth. We are also subject to financial impacts associated with changes in the equity markets and the credit cycle.

We are in the process of preparing a filing to seek approval for the formation of a wholly-owned Bermuda captive reinsurance company for the purpose of ceding a portion of our inforce fixed indexed annuity business and the majority of new fixed indexed annuity business written after the inception of the reinsurance agreement. This arrangement would allow us to increase the capital efficiency of the business while retaining all of the economic benefits of the block. In addition, it would allow us to realize the same benefits as a number of peer companies who have adopted similar arrangements. We do not anticipate assuming any unaffiliated business or seeking any third party capital for our wholly-owned Bermuda captive reinsurance company. Under our current plan, if approved by our regulators, we would expect to initiate a reinsurance treaty in the third quarter of 2023.

The new guidance related to targeted improvements to the accounting for long-duration insurance contracts became effective on January 1, 2023, and will significantly change how we account for long-duration insurance contracts, including updating assumptions used to measure the liabilities for traditional life and limited-payment insurance contracts, accounting for market-risk benefits and changing the manner in which the balances related to the present value of future profits and deferred acquisition costs are amortized. Concurrent with the adoption of this new guidance, we are updating the method of determining non-operating earnings for our fixed indexed annuities to better identify the volatile non-economic impacts of that line of business.

Based on our current estimates, we expect the new standard to have the following pre-tax impacts to the insurance margins reported under the previous guidance: an increase of $45 million to $65 million in 2021; and an increase of $35 million to $55 million in 2022. In addition, we expect the refinement to the method that we use to determine non-operating earnings for our fixed indexed annuity business to result in an increase (decrease) to pre-tax insurance margin on this business of approximately $(5) million and $60 million in 2021 and 2022, respectively.

With respect to 2023, we expect operating earnings per diluted share under the new guidance (and reflecting the refinement described above) to be in the range of $2.80 to $3.00, excluding any significant items in the year.

With respect to excess cash flow in 2023, we expect cash flow to the holding company to be in the range of $170 million to $200 million.

Changes in the Consolidated Balance Sheet

Changes in our consolidated balance sheet between December 31, 2022 and December 31, 2021, primarily reflect: (i) our net income for 2022; (ii) changes in the fair value of our fixed maturity securities, available for sale; (iii) payments to repurchase common stock of $180.0 million; and (iv) the issuance of $900 million of funding agreements in January 2022.

Our capital structure as of December 31, 2022 and December 31, 2021 was as follows (dollars in millions):

	December 31, 2022	December 31, 2021
Total capital:		
Corporate notes payable	$ 1,138.8	$ 1,137.3
Shareholders' equity:		
Common stock	1.1	1.2
Additional paid-in capital	2,033.8	2,184.2
Accumulated other comprehensive income	(2,093.1)	1,947.1
Retained earnings	1,459.0	1,127.2
Total shareholders' equity	1,400.8	5,259.7
Total capital	$ 2,539.6	$ 6,397.0

The following table summarizes certain financial ratios as of and for the years ended December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Book value per common share	$ 12.25	$ 43.69
Book value per common share, excluding accumulated other comprehensive income (loss) (a)	30.56	27.52
Debt to total capital ratios:		
Corporate debt to total capital	44.8%	17.8%
Corporate debt to total capital, excluding accumulated other comprehensive income (loss) (a)	24.6%	25.6%

(a) This non-GAAP measure differs from the corresponding GAAP measure presented immediately above, because accumulated other comprehensive income (loss) has been excluded from the value of capital used to determine this measure. Management believes this non-GAAP measure is useful because it removes the volatility that arises from changes in accumulated other comprehensive income (loss). Such volatility is often caused by changes in the estimated fair value of our investment portfolio resulting from changes in general market interest rates rather than the business decisions made by management. However, this measure does not replace the corresponding GAAP measure.

Contractual Obligations

The Company's significant contractual obligations as of December 31, 2022, were as follows (dollars in millions):

	Total	Payment due in			
		2023	2024-2025	2026-2027	Thereafter
Insurance liabilities (a)	$ 54,745.0	$ 3,564.4	$ 7,585.7	$ 6,622.7	$ 36,972.2
Notes payable (b)	1,680.8	60.8	608.6	68.2	943.2
Investment borrowings (c)	1,805.3	299.1	937.1	569.1	—
Borrowings related to variable interest entities (d)	1,301.5	249.4	598.4	308.4	145.3
Postretirement plans (e)	261.8	8.1	16.8	17.8	219.1
Operating leases	51.3	22.4	21.6	6.7	.6
Commitments to purchase/fund investments	441.2	441.2	—	—	—
Other contractual commitments (f)	520.2	123.9	197.7	193.1	5.5
Total	$ 60,807.1	$ 4,769.3	$ 9,965.9	$ 7,786.0	$ 38,285.9

(a) These cash flows represent our estimates of the payments we expect to make to our policyholders, without consideration of future premiums or reinsurance recoveries. These estimates are based on numerous assumptions (depending on the product type) related to mortality, morbidity, lapses, withdrawals, future premiums, future deposits, interest rates on investments, credited rates, expenses and other factors which affect our future payments. The cash flows presented are undiscounted for interest. As a result, total outflows for all years exceed the corresponding liabilities of $27.4 billion included in our consolidated balance sheet as of December 31, 2022. As such payments are based on numerous assumptions, the actual payments may vary significantly from the amounts shown.

In estimating the payments we expect to make to our policyholders, we considered the following:

- For products such as immediate annuities and structured settlement annuities without life contingencies, the payment obligation is fixed and determinable based on the terms of the policy.

- For products such as universal life, ordinary life, long-term care, supplemental health and deferred annuities, the future payments are not due until the occurrence of an insurable event (such as death or disability) or a triggering event (such as a surrender or partial withdrawal). We estimated these payments using actuarial models based on historical experience and our expectation of the future payment patterns which is consistent with the assumptions used in our loss recognition testing for these blocks of business.

- For short-term insurance products such as Medicare supplement insurance, the future payments relate only to amounts necessary to settle all outstanding claims, including those that have been incurred but not reported as of the balance sheet date. We estimated these payments based on our historical experience and our expectation of future payment patterns which is consistent with the assumptions used in our loss recognition testing for these blocks of business.

- The average interest rate we assumed would be credited to our total insurance liabilities (excluding interest rate bonuses for the first policy year only and excluding the effect of credited rates attributable to variable or fixed indexed products) over the term of the contracts was 4.4 percent.

(b) Includes projected interest payments based on interest rates, as applicable, as of December 31, 2022. Refer to the note to the consolidated financial statements entitled "Notes Payable - Direct Corporate Obligations" for additional information on notes payable.

(c) These borrowings represent collateralized borrowings from the FHLB and projected interest payments on such borrowings.

(d) These borrowings represent the securities issued by VIEs and include projected interest payments based on interest rates, as applicable, as of December 31, 2022.

(e) Includes benefits expected to be paid pursuant to our deferred compensation plan and postretirement plans based on numerous actuarial assumptions and interest credited at 5.25 percent.

(f) Includes obligations to third parties for information technology services, software maintenance and license agreements and consulting services.

It is possible that the ultimate outcomes of various uncertainties could affect our liquidity in future periods. For example, the following events could have a material adverse effect on our cash flows:

- An adverse decision in pending or future litigation.

- An inability to obtain rate increases on certain of our insurance products.

- Worse than anticipated claims experience.

- Lower than expected dividends and/or surplus debenture interest payments from our insurance subsidiaries (resulting from inadequate earnings or capital or regulatory requirements).

- An inability to meet and/or maintain the covenants in our Revolving Credit Agreement.

- A significant increase in policy surrender levels.

- A significant increase in investment defaults.

- An inability of our reinsurers to meet their financial obligations.

While we actively manage the relationship between the duration and cash flows of our invested assets and the estimated duration and cash flows of benefit payments arising from contract liabilities, there could be significant variations in the timing of such cash flows. Although we believe our current estimates properly project future claim experience, if these estimates prove to be wrong, and our experience worsens (as it did in some prior periods), our future liquidity could be adversely affected.

Liquidity for Insurance Operations

Our insurance companies generally receive adequate cash flows from premium collections and investment income to meet their obligations. Life insurance, long-term care and supplemental health insurance and annuity liabilities are generally long-term in nature. Life and annuity policyholders may, however, withdraw funds or surrender their policies, subject to any applicable penalty provisions; there are generally no withdrawal or surrender benefits for long-term care insurance. We actively manage the relationship between the duration of our invested assets and the estimated duration of benefit payments arising from contract liabilities.

Three of the Company's insurance subsidiaries (Bankers Life, Washington National and Colonial Penn) are members of the FHLB. As members of the FHLB, our insurance subsidiaries have the ability to borrow on a collateralized basis from the FHLB. We are required to hold certain minimum amounts of FHLB common stock as a condition of membership in the FHLB, and additional amounts based on the amount of the borrowings. At December 31, 2022, the carrying value of the FHLB common stock was $75.2 million. As of December 31, 2022, collateralized borrowings from the FHLB totaled $1.6 billion and the proceeds were used to purchase matched variable rate fixed maturity securities. The borrowings are classified as investment borrowings in the accompanying consolidated balance sheet. The borrowings are collateralized by investments with an estimated fair value of $2.2 billion at December 31, 2022, which are maintained in custodial accounts for the benefit of the FHLB.

In the third quarter of 2021, Bankers Life established a FABN program pursuant to which Bankers Life may issue funding agreements to a Delaware statutory trust organized in series (the "Trust") to generate spread-based earnings. The maximum aggregate principal amount of funding agreements permitted to be outstanding at any one time under the FABN program is $3 billion. In October 2021, Bankers Life issued a funding agreement to a series of the Trust in an aggregate principal amount of $500 million. In January 2022, Bankers Life issued two additional funding agreements, each to a series of the Trust, totaling $900 million. The activity related to the funding agreements is reported in investment income not allocated to product lines.

State laws generally give state insurance regulatory agencies broad authority to protect policyholders in their jurisdictions. Regulators have used this authority in the past to restrict the ability of our insurance subsidiaries to pay any dividends or other amounts without prior approval. We cannot be assured that the regulators will not seek to assert greater supervision and control over our insurance subsidiaries' businesses and financial affairs.

Our estimated consolidated statutory RBC ratio was 384 percent at December 31, 2022, compared to 386 percent at December 31, 2021. In 2022, our estimated consolidated statutory operating earnings were $264 million and insurance company dividends (net of capital contributions) of $129 million were paid to the holding company. Our RBC ratio at December 31, 2022, exceeded our targeted statutory RBC ratio of 375 percent and the minimum 350 percent that is reflected in our risk appetite statement that we share and discuss with rating agencies and insurance regulators. We believe that the 375 percent RBC ratio target continues to adequately support our financial strength and credit ratings.

During 2022, the financial statements of three of our insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities reflected asset adequacy or premium deficiency reserves. Total asset adequacy and premium deficiency reserves for Bankers Life, Washington National and Bankers Conseco Life Insurance Company were $50.0 million, $134.5 million and $34.5 million, respectively, at December 31, 2022. Due to differences between statutory and GAAP insurance liabilities, we were not required to recognize a similar asset adequacy or premium deficiency reserve in our consolidated financial statements prepared in accordance with GAAP. The determination of the need for and amount of asset adequacy or premium deficiency reserves is subject to numerous actuarial assumptions and state requirements.

Our insurance subsidiaries transfer exposure to certain risk to others through reinsurance arrangements. When we obtain reinsurance, we are still liable for those transferred risks in the event the reinsurer defaults on its obligations. The failure, insolvency, inability or unwillingness of one or more of the Company's reinsurers to perform in accordance with the terms of its reinsurance agreement could negatively impact our earnings or financial position and our consolidated statutory RBC ratio.

Financial Strength Ratings of our Insurance Subsidiaries

Financial strength ratings provided by AM Best, Fitch, Moody's and S&P are the rating agency's opinions of the ability of our insurance subsidiaries to pay policyholder claims and obligations when due.

On February 1, 2023, AM Best affirmed its "A" financial strength ratings of our primary insurance subsidiaries and the outlook for these ratings is stable. The "A" rating is assigned to companies that have an excellent ability, in AM Best's opinion, to meet their ongoing obligations to policyholders. AM Best ratings for the industry currently range from "A++ (Superior)" to "F (In Liquidation)" and some companies are not rated. An "A++" rating indicates a superior ability to meet ongoing obligations to policyholders. AM Best has sixteen possible ratings. There are two ratings above the "A" rating of our primary insurance subsidiaries and thirteen ratings that are below that rating.

On November 21, 2022, Fitch affirmed its "A-" financial strength ratings of our primary insurance subsidiaries and revised the outlook for these ratings to positive from stable. An insurer rated "A", in Fitch's opinion, indicates a low expectation of ceased or interrupted payments and indicates strong capacity to meet policyholder and contract obligations. This capacity may, nonetheless, be

more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings. Fitch ratings for the industry range from "AAA Exceptionally Strong" to "C Distressed" and some companies are not rated. Pluses and minuses show the relative standing within a category. Fitch has nineteen possible ratings. There are six ratings above the "A-" rating of our primary insurance subsidiaries and twelve ratings that are below that rating.

Moody's most recently reviewed its "A3" financial strength ratings of our primary insurance subsidiaries on May 5, 2022. The outlook for these ratings remains stable. Moody's financial strength ratings range from "Aaa" to "C". These ratings may be supplemented with numbers "1", "2", or "3" to show relative standing within a category. In Moody's view, an insurer rated "A" offers good financial security, however, certain elements may be present which suggests a susceptibility to impairment sometime in the future. Moody's has twenty-one possible ratings. There are six ratings above the "A3" rating of our primary insurance subsidiaries and fourteen ratings that are below that rating.

S&P most recently reviewed its "A-" financial strength ratings of our primary insurance subsidiaries on July 15, 2022. The outlook for these ratings is stable. S&P financial strength ratings range from "AAA" to "R" and some companies are not rated. An insurer rated "A", in S&P's opinion, has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings. Pluses and minuses show the relative standing within a category. S&P has twenty-one possible ratings. There are six ratings above the "A-" rating of our primary insurance subsidiaries and fourteen ratings that are below that rating.

Rating agencies have increased the frequency and scope of their credit reviews and requested additional information from the companies that they rate, including us. They may also adjust upward the capital and other requirements employed in their rating models for maintenance of certain ratings levels. We cannot predict what actions rating agencies may take, or what actions we may take in response. Accordingly, downgrades and outlook revisions related to us or the life insurance industry may occur in the future at any time and without notice by any rating agency. These could increase policy surrenders and withdrawals, adversely affect relationships with our distribution channels, reduce new sales, reduce our ability to borrow and increase our future borrowing costs.

Liquidity of the Holding Companies

Availability and Sources and Uses of Holding Company Liquidity; Limitations on Ability of Insurance Subsidiaries to Make Dividend and Surplus Debenture Interest Payments to the Holding Companies; Limitations on Holding Company Activities

CNO and CDOC are holding companies with no business operations of their own; they depend on their operating subsidiaries for cash to make principal and interest payments on debt, and to pay administrative expenses and income taxes. CNO and CDOC receive cash from insurance subsidiaries, consisting of dividends and distributions, interest payments on surplus debentures and tax-sharing payments, as well as cash from non-insurance subsidiaries consisting of dividends, distributions, loans and advances. The principal non-insurance subsidiaries that provide cash to CNO and CDOC are 40|86 Advisors, which receives fees from the insurance subsidiaries for investment services, and CNO Services, LLC ("CNO Services") which receives fees from the insurance subsidiaries for providing administrative services. The agreements between our insurance subsidiaries and CNO Services and 40|86 Advisors, respectively, were previously approved by the domestic insurance regulator for each insurance company, and any payments thereunder do not require further regulatory approval.

At December 31, 2022, CNO, CDOC and our other non-insurance subsidiaries held $167.1 million of unrestricted cash and investments which were comprised of: (i) unrestricted cash and cash equivalents of $130.5 million; and (ii) exchange-traded funds that invest in fixed income securities of $36.6 million. Our holding company liquidity of $167.1 million was above our minimum target level of $150 million.

The following table sets forth the aggregate amount of dividends (net of capital contributions) and other distributions that our insurance subsidiaries paid to our non-insurance subsidiaries in each of the last three fiscal years (dollars in millions):

	Years ended December 31,		
	2022	2021	2020
Dividends (net of contributions) from insurance subsidiaries	$ 129.0	$ 328.3	$ 294.1
Surplus debenture interest	58.8	55.4	57.4
Fees for services provided pursuant to service agreements	124.0	117.8	111.7
Total dividends and other distributions paid by insurance subsidiaries	$ 311.8	$ 501.5	$ 463.2

The ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations and is based on the financial statements of our insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by regulatory authorities, which differ from GAAP. These regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in some states, the lesser of): (i) statutory net gain from operations or net income for the prior year; or (ii) 10 percent of statutory capital and surplus as of the end of the preceding year. However, as each of the immediate insurance subsidiaries of CDOC has significant negative earned surplus, any dividend payments from the insurance subsidiaries require the prior approval of the director or commissioner of the applicable state insurance department. In 2022, our insurance subsidiaries paid dividends to CDOC totaling $143.6 million. We expect to receive regulatory approval for future dividends from our subsidiaries, but there can be no assurance that such payments will be approved or that the financial condition of our insurance subsidiaries will not change, making future approvals less likely.

CDOC holds surplus debentures from CLTX with an aggregate principal amount of $749.6 million. Interest payments on those surplus debentures do not require additional approval provided the RBC ratio of CLTX exceeds 100 percent (but do require prior written notice to the Texas Department of Insurance). The estimated RBC ratio of CLTX was 340 percent at December 31, 2022. CDOC also holds a surplus debenture from Colonial Penn with a principal balance of $160.0 million. Interest payments on that surplus debenture require prior approval by the Pennsylvania Insurance Department. Dividends and other payments from our non-insurance subsidiaries, including 40|86 Advisors and CNO Services, to CNO or CDOC do not require approval by any regulatory authority or other third party. However, insurance regulators may prohibit payments by our insurance subsidiaries to parent companies if they determine that such payments could be adverse to our policyholders or contractholders.

The insurance subsidiaries of CDOC receive funds to pay dividends primarily from: (i) the earnings of their direct businesses; (ii) tax sharing payments received from subsidiaries (if applicable); and (iii) with respect to CLTX, dividends received from subsidiaries. At December 31, 2022, the subsidiaries of CLTX had earned surplus (deficit) as summarized below (dollars in millions):

Subsidiaries of CLTX	Earned surplus (deficit)	Additional information
Bankers Life	$ 374.1	(a)
Colonial Penn	(454.6)	(b)

(a) Bankers Life paid dividends of $65.0 million to CLTX in 2022. Bankers Life may pay dividends without regulatory approval or prior notice for any 12-month period if such dividends are less than the greater of: (i) statutory net income for the prior year; or (ii) 10 percent of statutory capital and surplus as of the end of the preceding year. Dividends in excess of these levels require 30 days prior notice.

(b) The deficit is primarily due to transactions which occurred several years ago, including a tax planning transaction and the fee paid to recapture a block of business previously ceded to an unaffiliated insurer.

A significant deterioration in the financial condition, earnings or cash flow of the material subsidiaries of CNO or CDOC for any reason could hinder such subsidiaries' ability to pay cash dividends or other disbursements to CNO and/or CDOC, which, in turn, could limit CNO's ability to meet debt service requirements and satisfy other financial obligations. In addition, we may choose to retain capital in our insurance subsidiaries or to contribute additional capital to our insurance subsidiaries to maintain or strengthen their surplus or fund reinsurance transactions, and these decisions could limit the amount available at our top tier insurance subsidiaries to pay dividends to the holding companies. In 2022, CDOC made a capital contribution of $14.6 million to CLTX.

On July 16, 2021, the Company entered into a second amendment and restatement agreement (the "Second Amendment Agreement") with respect to its Revolving Credit Agreement. The Second Amendment Agreement, among other things, (i) revised the debt to total capitalization ratio to exclude hybrid securities from the calculation, except to the extent that the aggregate amount outstanding of all such hybrid securities exceeds an amount equal to 15% of total capitalization, (ii) reduced the net equity proceeds prong of the minimum consolidated net worth covenant from 50% to 25%, (iii) removed the aggregate RBC ratio covenant and (iv) extended the maturity date of the revolving credit facility to July 16, 2026. The Second Amendment Agreement continues to contain certain other restrictive covenants with which the Company must comply. The interest rate applicable to loans under the Second Amendment Agreement continues to be calculated as the eurodollar rate or the base rate, at the Company's option, plus a margin based on the Company's unsecured debt rating. The margins under the Second Amendment Agreement continue to range from 1.375% to 2.125%, in the case of loans at the eurodollar rate, and 0.375% to 1.125%, in the case of loans at the base rate. The commitment fee under the Second Amendment Agreement continues to be based on the Company's unsecured debt rating and the Second Amendment Agreement includes updated LIBOR fallback provisions. There were no amounts outstanding under the Revolving Credit Agreement at December 31, 2022.

The scheduled principal and interest payments on our direct corporate obligations are as follows (dollars in millions):

	Principal	Interest (a)
2023	$ —	$ 60.8
2024	—	60.8
2025	500.0 (b)	47.8
2026	— (c)	34.3
2027	—	33.9
2028 and thereafter	650.0 (d)	293.2
	$ 1,150.0	$ 530.8

_____

(a) Based on interest rates as of December 31, 2022.
(b) Such amount represents our 5.250% Notes due 2025.
(c) The maturity date of the Revolving Credit Agreement is July 16, 2026.
(d) Such amount includes $500.0 million of 5.250% Notes due 2029 and the Debentures.

Free cash flow is a measure of holding company liquidity and is calculated as: (i) dividends, management fees and surplus debenture interest payments received from our subsidiaries; plus (ii) earnings on corporate investments; less (iii) interest expense, corporate expenses and net tax payments. In 2022, we generated $178 million of such free cash flow. The Company expects to deploy its free cash flow into investments to accelerate profitable growth, common stock dividends and share repurchases. The amount and timing of future share repurchases (if any) will be based on business and market conditions and other factors including, but not limited to, available free cash flow, the current price of our common stock and investment opportunities. In 2022, we repurchased 7.6 million shares of common stock for $180.0 million under our securities repurchase program. The Company had remaining repurchase authority of $186.9 million as of December 31, 2022.

In 2022, 2021 and 2020, dividends declared on common stock totaled $65.0 million ($0.55 per common share), $66.1 million ($0.51 per common share) and $67.4 million ($0.47 per common share), respectively. In May 2022, the Company increased its quarterly common stock dividend to $0.14 per share from $0.13 per share.

On February 1, 2023, AM Best affirmed its "bbb" rating on our issuer credit and senior unsecured debt and the outlook for these ratings is stable. In AM Best's view, a company rated "bbb" has an adequate ability to meet the terms of its obligations; however, the issuer is more susceptible to changes in economic or other conditions. Pluses and minuses show the relative standing within a category. AM Best has a total of 22 possible ratings ranging from "aaa (Exceptional)" to "d (In default)". There are eight ratings above CNO's "bbb" rating and thirteen ratings that are below its rating.

On November 21, 2022, Fitch affirmed its "BBB-" rating on our senior unsecured debt. Fitch also affirmed CNO's long term issue default rating of "BBB" and revised the outlook for this rating to positive from stable. In Fitch's view, an obligation rated "BBB" indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. Pluses and minuses show the relative standing within a category. Fitch has a total of 21 possible ratings ranging from "AAA" to "D". There are nine ratings above CNO's "BBB-" rating and eleven ratings that are below its rating.

Moody's most recently reviewed its "Baa3" rating on our senior unsecured debt on May 5, 2022. The outlook for these ratings remains stable. In Moody's view, obligations rated "Baa" are subject to moderate credit risk and may possess certain speculative characteristics. A rating is supplemented with numerical modifiers "1", "2" or "3" to show the relative standing within a category. Moody's has a total of 21 possible ratings ranging from "Aaa" to "C". There are nine ratings above CNO's "Baa3" rating and eleven ratings that are below its rating.

S&P most recently reviewed its "BBB-" rating on our senior unsecured debt on July 15, 2022. The outlook for these ratings is stable. In S&P's view, an obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Pluses and minuses show the relative standing within a category. S&P has a total of 22 possible ratings ranging from "AAA (Extremely Strong)" to "D (Payment Default)". There are nine ratings above CNO's "BBB-" rating and twelve ratings that are below its rating.

Outlook

We believe that the existing cash available to the holding company, the cash flows to be generated from operations and other transactions will be sufficient to allow us to meet our debt service obligations, pay corporate expenses and satisfy other financial obligations. However, our cash flow is affected by a variety of factors, many of which are outside of our control, including insurance regulatory issues, competition, financial markets and other general business conditions. We cannot provide assurance that we will possess sufficient income and liquidity to meet all of our debt service requirements and other holding company obligations. For additional discussion regarding the liquidity and other risks that we face, see "Risk Factors".

MARKET-SENSITIVE INSTRUMENTS AND RISK MANAGEMENT

Our spread-based insurance business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited on customer deposits, thereby adversely affecting our results. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell invested assets at a loss in order to fund such surrenders. Many of our products include surrender charges, market interest rate adjustments or other features to encourage persistency; however, at December 31, 2022, approximately $4.5 billion of our total insurance liabilities could be surrendered by the policyholder without penalty. Finally, changes in interest rates can have significant effects on our investment portfolio. We use asset/liability management strategies that are designed to mitigate the effect of interest rate changes on our profitability. However, there can be no assurance that management will be successful in implementing such strategies and sustaining adequate investment spreads.

We seek to invest our assets allocated to our insurance products in a manner that will fund future obligations to policyholders and meet profitability objectives, subject to appropriate risk considerations. We seek to meet this objective through investments that: (i) have similar cash flow characteristics with the liabilities they support; (ii) are diversified (including by types of obligors); and (iii) are predominantly investment-grade in quality.

Our investment strategy is to maximize, over a sustained period and within acceptable parameters of quality and risk, investment income and total investment return through active strategic asset allocation and investment management. Accordingly, we may sell securities at a gain or a loss to enhance the projected total return of the portfolio as market opportunities change, to reflect changing perceptions of risk, or to better match certain characteristics of our investment portfolio with the corresponding characteristics of our insurance liabilities.

The profitability of many of our products depends on the spread between the interest earned on investments and the rates credited on our insurance liabilities. In addition, changes in competition and other factors, including the level of surrenders and withdrawals, may limit our ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions. As of December 31, 2022, approximately 14 percent of our insurance liabilities had interest rates that may be reset annually; 49 percent had a fixed explicit interest rate for the duration of the contract; 34 percent are fixed indexed products where the income earned is subject to a participation rate that typically may be changed annually; and the remainder had no explicit interest rates.

The following table summarizes the distribution of annuity and universal life account values, net of amounts ceded, by guaranteed interest crediting rates as of December 31, 2022 (dollars in millions):

Guaranteed rate	Fixed indexed annuities		Fixed interest annuities		Universal life		Total	
> 5.0% to 6.0%	$	—	$	.2	$	7.5	$	7.7
> 4.0% to 5.0%		—		22.9		241.8		264.7
> 3.0% to 4.0%		12.6		520.6		34.4		567.6
> 2.0% to 3.0%		475.6		578.0		277.6		1,331.2
> 1.0% to 2.0%		1,342.4		127.1		32.9		1,502.4
1.0% and under		7,661.7		421.1		598.6		8,681.4
	$	9,492.3	$	1,669.9	$	1,192.8	$	12,355.0
Weighted average		1.13%		2.65%		2.33%		1.45%

At December 31, 2022, $2.7 billion and $.3 billion of our annuity and universal life account values, respectively, net of amounts ceded, were at minimum guaranteed crediting rates. The weighted average crediting rates at December 31, 2022, related to such annuity and universal life account values, that were at the minimum guaranteed crediting rate were 2.11 percent and 4.49 percent, respectively.

At December 31, 2022, the weighted average yield, computed on the cost basis of investments allocated to our product lines, was approximately 4.6 percent, and the average interest rate credited or accruing to our total insurance liabilities (excluding interest rate bonuses for the first policy year only and excluding the effect of credited rates attributable to variable or fixed indexed products) was 4.4 percent. Such 4.4 percent rate includes interest credited to annuity and universal life products as well as the rates assumed in our calculations of reserves for health and traditional life products which are set based on investment yields at policy issuance and are locked-in in accordance with current accounting requirements. Refer to "Part 1 - Item 1A. Risk Factors - A prolonged low interest rate environment may negatively impact our results of operations, financial position and cash flows" for additional information on interest rate risks.

We simulate the cash flows expected from our existing insurance business under various interest rate scenarios. These simulations help us to measure the potential gain or loss in fair value of our interest rate-sensitive investments and to manage the relationship between the interest sensitivity of our assets and liabilities. When the estimated durations of assets and liabilities are similar, absent other factors, a change in the value of assets related to changes in interest rates should be largely offset by a change in the value of liabilities. At December 31, 2022, the estimated duration of our fixed income securities (as modified to reflect estimated prepayments and call premiums) and the estimated duration of our insurance liabilities were approximately 8.3 years and 8.4 years, respectively. We estimate that our fixed maturity securities and short-term investments (net of corresponding changes in insurance acquisition costs or loss recognition reserves) would decline in fair value by approximately $600 million if interest rates were to increase by 10 percent from their levels at December 31, 2022. Our simulations incorporate numerous assumptions, require significant estimates and assume an immediate change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in value of our financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because we actively manage our investments and liabilities, our net exposure to interest rates can vary over time.

We are subject to the risk that our investments will decline in value if interest rates continue to rise.

The Company is subject to risk resulting from fluctuations in market prices of our equity securities. In general, these investments have more year-to-year price variability than our fixed maturity investments. However, returns over longer time frames have been consistently higher. We manage this risk by limiting our equity securities to a relatively small portion of our total investments.

Our investment in options backing our equity-linked products is closely matched with our obligation to fixed indexed annuity holders. Fair value changes associated with that investment are substantially offset by an increase or decrease in the amounts added to policyholder account liabilities for fixed indexed products.

Inflation

Inflation rates may impact the financial statements and operating results in several areas. Inflation influences interest rates, which in turn impact the fair value of the investment portfolio and yields on new investments. Inflation also impacts a portion of our insurance policy benefits affected by increased medical coverage costs. Operating expenses, including payrolls, are impacted to a certain degree by the inflation rate. Refer to "Part I - Item 1A. Risk Factors - High inflation levels could have adverse consequences for us, the insurance industry and the U.S. economy generally" for additional information on inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information included under the caption "Market-Sensitive Instruments and Risk Management" in Item 7. "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations" is incorporated herein by reference.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CNO Financial Group, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of CNO Financial Group, Inc. and its subsidiaries (the "Company") as of December 31, 2022 and December 31, 2021, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedules listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of embedded derivatives associated with fixed index annuity products

As described in Notes 2 and 4 to the consolidated financial statements, the Company issues fixed index annuity products, which provide a guaranteed minimum rate of return and a higher potential return that is based on a percentage (the "participation rate") of the amount of increase in the value of a particular index, such as the Standard & Poor's 500 Index, over a specified period. The Company accounts for the options attributed to the policyholder for the estimated life of the contract as embedded derivatives. As of December 31, 2022, the value of embedded derivatives associated with fixed index annuity products is $1.3 billion, which is included in policyholder account liabilities. The accounting requirement is to record these embedded derivatives at estimated fair value. The value of the embedded derivatives is determined based on the present value of the estimated discounted future options costs. As described by management, in estimating the fair value of the embedded derivatives associated with fixed index annuity products, management used significant unobservable inputs with respect to projected portfolio yields, discount rates and surrender rates. The discount rate is based on risk-free rates adjusted for company's non-performance risk and risk margins for non-capital market inputs. Increases (decreases) in the discount rates would lead to a lower (higher) fair value measurement.

The principal considerations for our determination that performing procedures relating to the valuation of embedded derivatives associated with fixed index annuity products is a critical audit matter are (i) the significant judgment by management in estimating the fair value of embedded derivatives, specifically the significant unobservable inputs to the discount rate, which included company's non-performance risk and risk margins for non-capital market inputs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management's discount rate assumption; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's valuation of embedded derivatives associated with fixed index annuity products, including controls over the Company's development of the significant assumption. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the fair value of the embedded derivatives associated with fixed index annuities. This included testing the completeness and accuracy of the data provided by management, evaluating the appropriateness of the valuation method and the reasonableness of the discount rate assumption. Evaluating the significant assumption related to the discount rate involved evaluating whether company's non-performance risk and risk margins for noncapital market significant unobservable inputs were reasonable considering relevant macroeconomic conditions, consistency with external market and industry data, and current and past policyholder experience.

/s/ PricewaterhouseCoopers LLP

Indianapolis, Indiana
February 24, 2023

We have served as the Company's auditor since 1983.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2022 and 2021
(Dollars in millions)

ASSETS

	2022	2021
Investments:		
Fixed maturities, available for sale, at fair value (net of allowance for credit losses: 2022 - $56.0 and 2021 - $7.6; amortized cost: 2022 - $23,384.2 and 2021 - $21,867.6)	$ 20,353.4	$ 24,805.4
Equity securities at fair value	135.3	131.1
Mortgage loans (net of allowance for credit losses: 2022 - $8.0 and 2021 - $5.6)	1,411.9	1,218.6
Policy loans	121.6	120.2
Trading securities	207.9	227.2
Investments held by variable interest entities (net of allowance for credit losses: 2022 - $5.5 and 2021 - $3.7; amortized cost: 2022 - $1,134.2 and 2021 - $1,206.8)	1,077.6	1,199.6
Other invested assets	1,034.7	1,224.0
Total investments	24,342.4	28,926.1
Cash and cash equivalents - unrestricted	575.7	632.1
Cash and cash equivalents held by variable interest entities	69.2	99.6
Accrued investment income	235.6	216.4
Present value of future profits	212.2	222.6
Deferred acquisition costs	1,913.4	1,112.0
Reinsurance receivables (net of allowance for credit losses: 2022 - $2.0 and 2021 - $3.0)	4,241.7	4,354.3
Income tax assets, net	1,165.5	118.3
Assets held in separate accounts	2.7	3.9
Other assets	580.8	519.1
Total assets	$ 33,339.2	$ 36,204.4

(continued on next page)

The accompanying notes are an integral part
of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET, continued
December 31, 2022 and 2021
(Dollars in millions)

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
Liabilities:		
Liabilities for insurance products:		
Policyholder account liabilities	$ 14,858.3	$ 13,689.7
Future policy benefits	11,809.1	11,670.7
Liability for policy and contract claims	456.5	501.8
Unearned and advanced premiums	235.0	246.7
Liabilities related to separate accounts	2.7	3.9
Other liabilities	693.9	830.9
Investment borrowings	1,639.5	1,715.8
Borrowings related to variable interest entities	1,104.6	1,147.9
Notes payable – direct corporate obligations	1,138.8	1,137.3
Total liabilities	31,938.4	30,944.7
Commitments and Contingencies		
Shareholders' equity:		
Common stock ($0.01 par value, 8,000,000,000 shares authorized, shares issued and outstanding: 2022 - 114,343,070 and 2021 - 120,377,152)	1.1	1.2
Additional paid-in capital	2,033.8	2,184.2
Accumulated other comprehensive income	(2,093.1)	1,947.1
Retained earnings	1,459.0	1,127.2
Total shareholders' equity	1,400.8	5,259.7
Total liabilities and shareholders' equity	$ 33,339.2	$ 36,204.4

The accompanying notes are an integral part
of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
for the years ended December 31, 2022, 2021 and 2020
(Dollars in millions, except per share data)

	2022	2021	2020
Revenues:			
Insurance policy income	$ 2,499.8	$ 2,523.4	$ 2,511.3
Net investment income:			
General account assets	1,179.0	1,140.2	1,079.0
Policyholder and other special-purpose portfolios	(163.1)	280.5	143.5
Investment gains (losses):			
Realized investment gains (losses)	(17.9)	21.3	(18.4)
Other investment gains (losses)	(117.5)	(2.2)	(17.8)
Total investment gains (losses)	(135.4)	19.1	(36.2)
Fee revenue and other income	196.5	159.0	123.5
Total revenues	3,576.8	4,122.2	3,821.1
Benefits and expenses:			
Insurance policy benefits	1,658.3	2,190.7	2,157.9
Interest expense	137.0	95.4	108.8
Amortization	309.6	281.1	268.1
Other operating costs and expenses	954.6	987.3	942.0
Total benefits and expenses	3,059.5	3,554.5	3,476.8
Income before income taxes	517.3	567.7	344.3
Income tax expense (benefit):			
Tax expense on period income	120.5	126.7	76.5
Valuation allowance for deferred tax assets and other tax items	—	—	(34.0)
Net income	$ 396.8	$ 441.0	$ 301.8
Earnings per common share:			
Basic:			
Weighted average shares outstanding	115,733,000	128,400,000	142,096,000
Net income	$ 3.43	$ 3.43	$ 2.12
Diluted:			
Weighted average shares outstanding	117,717,000	131,126,000	143,164,000
Net income	$ 3.37	$ 3.36	$ 2.11

The accompanying notes are an integral part
of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the years ended December 31, 2022, 2021 and 2020
(Dollars in millions)

	2022	2021	2020
Net income	$ 396.8	$ 441.0	$ 301.8
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) for the period	(6,028.4)	(486.7)	1,332.8
Amortization of present value of future profits and deferred acquisition costs	632.3	35.5	(116.0)
Amount related to premium deficiencies assuming the net unrealized gains (losses) had been realized	165.0	174.5	(204.0)
Reclassification adjustments:			
For net realized investment (gains) losses included in net income	60.5	(29.4)	27.1
For amortization of the present value of future profits and deferred acquisition costs related to net realized investment (gains) losses included in net income	(3.4)	1.7	(2.4)
Other comprehensive income (loss) before tax	(5,174.0)	(304.4)	1,037.5
Income tax (expense) benefit related to items of accumulated other comprehensive income (loss)	1,133.8	65.4	(223.9)
Other comprehensive income (loss), net of tax	(4,040.2)	(239.0)	813.6
Comprehensive income (loss)	$ (3,643.4)	$ 202.0	$ 1,115.4

The accompanying notes are an integral part
of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Dollars in millions)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total
	Shares	Amount				
Balance, December 31, 2019	148,084	$ 1.5	$ 2,767.3	$ 1,372.5	$ 535.7	$ 4,677.0
Cumulative effect of accounting change	—	—	—	—	(17.8)	(17.8)
Balance, January 1, 2020	148,084	1.5	2,767.3	1,372.5	517.9	4,659.2
Net income	—	—	—	—	301.8	301.8
Change in unrealized appreciation (depreciation) of investments (net of applicable income tax expense of $223.9)	—	—	—	813.6	—	813.6
Common stock repurchased	(14,471)	(.2)	(262.8)	—	—	(263.0)
Dividends on common stock	—	—	—	—	(67.4)	(67.4)
Employee benefits plans, net of shares used to pay tax withholdings	1,666	—	40.0	—	—	40.0
Balance, December 31, 2020	135,279	1.3	2,544.5	2,186.1	752.3	5,484.2
Net income	—	—	—	—	441.0	441.0
Change in unrealized appreciation (depreciation) of investments (net of applicable income tax benefit of $65.4)	—	—	—	(239.0)	—	(239.0)
Common stock repurchased	(16,561)	(.1)	(402.3)	—	—	(402.4)
Dividends on common stock	—	—	—	—	(66.1)	(66.1)
Employee benefits plans, net of shares used to pay tax withholdings	1,659	—	42.0	—	—	42.0
Balance, December 31, 2021	120,377	1.2	2,184.2	1,947.1	1,127.2	5,259.7
Net income	—	—	—	—	396.8	396.8
Change in unrealized appreciation (depreciation) of investments (net of applicable income tax benefit of $1,133.8)	—	—	—	(4,040.2)	—	(4,040.2)
Common stock repurchased	(7,612)	(.1)	(179.9)	—	—	(180.0)
Dividends on common stock	—	—	—	—	(65.0)	(65.0)
Employee benefits plans, net of shares used to pay tax withholdings	1,578	—	29.5	—	—	29.5
Balance, December 31, 2022	114,343	$ 1.1	$ 2,033.8	$ (2,093.1)	$ 1,459.0	$ 1,400.8

The accompanying notes are an integral part
of the consolidated financial statements.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2022, 2021 and 2020
(Dollars in millions)

	2022	2021	2020
Cash flows from operating activities:			
Insurance policy income	$ 2,300.2	$ 2,341.8	$ 2,331.0
Net investment income	1,154.5	1,073.1	1,097.4
Fee revenue and other income	149.2	142.5	123.5
Insurance policy benefits	(1,635.8)	(1,661.1)	(1,582.9)
Interest expense	(120.9)	(92.8)	(111.2)
Deferrable policy acquisition costs	(332.2)	(298.8)	(275.8)
Other operating costs	(985.7)	(926.2)	(818.1)
Income taxes	(33.9)	19.8	(28.4)
Net cash from operating activities	495.4	598.3	735.5
Cash flows from investing activities:			
Sales of investments	3,253.6	1,823.6	1,480.0
Maturities and redemptions of investments	1,550.7	2,880.3	2,218.3
Purchases of investments	(6,482.0)	(6,135.2)	(4,280.7)
Net sales (purchases) of trading securities	(42.4)	(19.5)	13.8
Other	(61.2)	(75.3)	(39.8)
Net cash used by investing activities	(1,781.3)	(1,526.1)	(608.4)
Cash flows from financing activities:			
Issuance of notes payable, net	—	—	145.8
Issuance of common stock	13.5	21.5	19.0
Payments to repurchase common stock	(190.1)	(407.8)	(268.3)
Common stock dividends paid	(64.8)	(65.7)	(67.0)
Amounts received for deposit products	3,022.6	2,405.1	1,620.1
Withdrawals from deposit products	(1,461.4)	(1,352.5)	(1,235.6)
Issuance of investment borrowings:			
Federal Home Loan Bank	285.0	795.8	498.0
Payments on investment borrowings:			
Federal Home Loan Bank	(361.3)	(722.4)	(499.8)
Related to variable interest entities and other	(44.4)	(5.4)	(2.1)
Debt issuance costs	—	(1.0)	—
Net cash provided by financing activities	1,199.1	667.6	210.1
Net increase (decrease) in cash and cash equivalents	(86.8)	(260.2)	337.2
Cash and cash equivalents - unrestricted and held by variable interest entities, beginning of year	731.7	991.9	654.7
Cash and cash equivalents - unrestricted and held by variable interest entities, end of year	$ 644.9	$ 731.7	$ 991.9

The accompanying notes are an integral part
of the consolidated financial statements.

1. BUSINESS AND BASIS OF PRESENTATION

CNO Financial Group, Inc., a Delaware corporation ("CNO"), is a holding company for a group of insurance companies operating throughout the United States that develop, market and administer health insurance, annuity, individual life insurance and other insurance and financial services products. The terms "CNO Financial Group, Inc.", "CNO", the "Company", "we", "us", and "our" as used in these financial statements refer to CNO and its subsidiaries. Such terms, when used to describe insurance business and products, refer to the insurance business and products of CNO's insurance subsidiaries.

We focus on serving middle-income pre-retiree and retired Americans, which we believe are attractive, underserved, high growth markets. We sell our products through exclusive agents, independent producers (some of whom sell one or more of our product lines exclusively) and direct marketing.

We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). We have reclassified certain amounts from the prior periods to conform to the 2022 presentation. These reclassifications have no effect on net income or shareholders' equity.

When we prepare financial statements in conformity with GAAP, we are required to make estimates and assumptions that significantly affect reported amounts of various assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting periods. For example, we use significant estimates and assumptions to calculate values for deferred acquisition costs, the present value of future profits, fair value measurements of certain investments (including derivatives), allowance for credit losses and other-than-temporary impairments of investments, assets and liabilities related to income taxes, liabilities for insurance products, liabilities related to litigation and guaranty fund assessment accruals. If our future experience differs from these estimates and assumptions, our financial statements could be materially affected.

The accompanying financial statements include the accounts of the Company and its subsidiaries. Our consolidated financial statements exclude transactions between us and our consolidated affiliates, or among our consolidated affiliates.

In February 2021, we acquired DirectPath, LLC ("DirectPath", now known as Optavise, LLC ("Optavise") subsequent to its name change in April 2022), a leading national provider of year-round, technology-driven employee benefits management services to employers and employees. Optavise provides personalized benefits education, advocacy and transparency, and communications compliance services that help employers reduce healthcare costs and assist employees with making informed benefits decisions. The base purchase price was $50 million with an additional earn-out if certain financial targets were achieved. The transaction was funded from holding company cash. The amount paid, net of cash held by DirectPath on the date of acquisition, was $46.2 million and is classified as other investing activities on the consolidated statement of cash flows. The net assets acquired totaled $53 million and were primarily comprised of goodwill and other intangible assets of approximately $48 million. The tangible assets acquired and liabilities assumed were recorded at their carrying values which approximated fair value. The intangible assets were recorded at fair value based on various assumptions determined by the Company to be reasonable at the date of acquisition including long-term growth rate, normalized net working capital, internal rate of return, economic life and discount rate. In addition, we recognized advisory and legal expenses of $3 million in connection with the acquisition (of which, $2.5 million was recognized in the first quarter of 2021). The business of Optavise is included in our fee income segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

Fixed maturity securities include available for sale bonds and redeemable preferred stocks. We carry these investments at estimated fair value. We record any unrealized gain or loss, net of tax and related adjustments, as a component of shareholders' equity.

Equity securities include investments in common stock, exchange-traded funds and non-redeemable preferred stock. We carry these investments at estimated fair value. Changes in the fair value of equity securities are recognized in net income.

Mortgage loans held in our investment portfolio are carried at amortized unpaid balance, net of allowance for estimated credit losses. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Payment terms specified for mortgage loans may include a prepayment penalty for unscheduled payoff of the investment. Prepayment penalties are recognized as investment income when received. The allowance for estimated credit losses is measured using a loss-rate method on an individual asset basis. Inputs used include asset-specific characteristics, current economic conditions, historical loss information and reasonable and supportable forecasts about future economic conditions.

Policy loans are stated at current unpaid principal balances. Policy loans are collateralized by the cash surrender value of the life insurance policy. Interest income is recorded as earned using the contractual interest rate.

Trading securities include: (i) investments purchased with the intent of selling in the near term to generate income; and (ii) certain fixed maturity securities containing embedded derivatives for which we have elected the fair value option. The change in fair value of the income generating investments is recognized in income from policyholder and other special-purpose portfolios (a component of net investment income). The change in fair value of securities with embedded derivatives is recognized in other investment gains (losses).

Other invested assets include: (i) call options purchased in an effort to offset or hedge the effects of certain policyholder benefits related to our fixed indexed annuity and life insurance products; (ii) Company-owned life insurance ("COLI"); (iii) investments in the common stock of the Federal Home Loan Bank ("FHLB"); and (iv) certain non-traditional investments. We carry the call options at estimated fair value as further described in the section of this note entitled "Accounting for Derivatives". We carry COLI at its cash surrender value which approximates its net realizable value. Non-traditional investments include investments in certain limited partnerships and hedge funds which are accounted for using the equity method. In accounting for limited partnerships and hedge funds, we consistently use the most recently available financial information provided by the general partner or manager of each of these investments, which is generally three months prior to the end of our reporting period.

Interest income on fixed maturity securities is recognized when earned using a constant effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized on the ex-dividend date.

When we sell a security (other than trading securities), we report the difference between the sale proceeds and amortized cost (determined based on specific identification) as a realized investment gain or loss.

When an available for sale fixed maturity security's fair value is below the amortized cost, the security is considered impaired. If a portion of the decline is due to credit-related factors, we separate the credit loss component of the impairment from the amount related to all other factors. The credit loss component is recorded as an allowance and reported in other investment gains (losses) (limited to the difference between estimated fair value and amortized cost). The impairment related to all other factors (non-credit factors) is reported in accumulated other comprehensive income along with unrealized gains related to fixed maturity investments, available for sale, net of tax and related adjustments. The allowance is adjusted for any additional credit losses and subsequent recoveries. When recognizing an allowance associated with a credit loss, the cost basis is not adjusted. When we determine a security is uncollectable, the remaining amortized cost will be written off.

In determining the credit loss component, we discount the estimated cash flows on a security by security basis. We consider the impact of macroeconomic conditions on inputs used to measure the amount of credit loss. For most structured securities, cash flow estimates are based on bond-specific facts and circumstances that may include collateral characteristics, expectations of delinquency and default rates, loss severity, prepayment speeds and structural support, including overcollateralization, excess spread, subordination and guarantees. For corporate bonds, cash flow estimates are derived by considering asset type, rating, time to maturity, and applying an expected loss rate.

If we intend to sell an impaired fixed maturity security, available for sale, or identify an impaired fixed maturity security, available for sale, for which it is more likely than not we will be required to sell before anticipated recovery, the difference between the fair value and the amortized cost is included in other investment gains (losses) and the fair value becomes the new amortized cost. The new cost basis is not adjusted for any subsequent recoveries in fair value.

The Company reports accrued investment income separately from fixed maturities, available for sale, and has elected not to measure an allowance for credit losses for accrued investment income. Accrued investment income is written off through net investment income at the time the issuer of the bond defaults or is expected to default on payments.

Cash and Cash Equivalents

Cash and cash equivalents include invested cash and other investments purchased with original maturities of less than three months. We carry them at amortized cost, which approximates estimated fair value. It is the Company's policy to offset negative cash balances with positive balances in other accounts with the same counterparty when agreements are in place permitting legal right of offset.

Deferred Acquisition Costs

Deferred acquisition costs represent incremental direct costs related to the successful acquisition of new or renewal insurance contracts. For interest-sensitive life or annuity products, we amortize these costs in relation to the estimated gross profits using the interest rate credited to the underlying policies. For other products, we amortize these costs in relation to future anticipated premium revenue using the projected investment earnings rate.

When we realize a gain or loss on investments backing our interest-sensitive life or annuity products, we adjust the amortization to reflect the change in estimated gross profits from the products due to the gain or loss realized and the effect on future investment yields. We also adjust deferred acquisition costs (including costs related to policies other than interest-sensitive life or annuity products) for the change in amortization that would have been recorded if our fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. We limit the total adjustment related to the impact of unrealized losses to the total of costs capitalized plus interest related to insurance policies issued in a particular year. We include the impact of this adjustment in accumulated other comprehensive income (loss) within shareholders' equity.

We regularly evaluate the recoverability of the unamortized balance of the deferred acquisition costs. We consider estimated future gross profits or future premiums, expected mortality or morbidity, interest earned and credited rates, persistency and expenses in determining whether the balance is recoverable. If we determine a portion of the unamortized balance is not recoverable, it is charged to amortization expense. In certain cases, the unamortized balance of the deferred acquisition costs may not be deficient in the aggregate, but our estimates of future earnings indicate that profits would be recognized in early periods and losses in later periods. In this case, we increase the amortization of the deferred acquisition costs over the period of profits, by an amount necessary to offset losses that are expected to be recognized in the later years.

Present Value of Future Profits

The present value of future profits is the value assigned to the right to receive future cash flows from policyholder insurance contracts existing at September 10, 2003 (the "Effective Date", the effective date of the bankruptcy reorganization of Conseco, Inc., an Indiana corporation (our "Predecessor")). The discount rate we used to determine the present value of future profits was 12 percent. The balance of this account is amortized and evaluated for recovery in the same manner as described above for deferred acquisition costs. We also adjust the present value of future profits for the change in amortization that would have been recorded if the fixed maturity securities, available for sale, had been sold at their stated aggregate fair value and the proceeds reinvested at current yields, similar to the manner described above for deferred acquisition costs. We limit the total adjustment related to the impact of unrealized losses to the total present value of future profits plus interest.

Recognition of Insurance Policy Income and Related Benefits and Expenses on Insurance Contracts

For interest-sensitive life and annuity contracts that do not involve significant mortality or morbidity risk and funding agreements, the amounts collected from policyholders are considered deposits and are not included in revenue. Revenues for these contracts consist of charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances. Such revenues are recognized when the service or coverage is provided, or when the policy is surrendered.

We establish liabilities for annuity and interest-sensitive life products and funding agreements equal to the accumulated policy account values, which include an accumulation of deposit payments plus credited interest, less withdrawals and the amounts assessed against the policyholder through the end of the period. In addition, policyholder account values for certain interest-sensitive life products are impacted by our assumptions related to changes of certain non-guaranteed elements that we are allowed to make under the terms of the policy, such as cost of insurance charges, expense loads, credited interest rates and policyholder bonuses. Sales inducements provided to the policyholders of these products are recognized as liabilities over the period that the contract must remain in force to qualify for the inducement. The options attributed to the policyholder related to our fixed indexed annuity products are accounted for as embedded derivatives as described in the section of this note entitled "Accounting for Derivatives".

Premiums from individual life products (other than interest-sensitive life contracts) and health products are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred.

We establish liabilities for traditional life, accident and health insurance, and life contingent payment annuity products using mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. We establish liabilities for accident and health insurance products using morbidity tables based on the Company's actual or expected experience. These reserves are computed at amounts that, with additions from estimated future premiums received and with interest on such reserves at estimated future rates, are expected to be sufficient to meet our obligations under the terms of the policy. Liabilities for future policy benefits are computed on a net-level premium method based upon assumptions as to future claim costs, investment yields, mortality, morbidity, withdrawals, policy dividends and maintenance expenses determined when the policies were issued (or with respect to policies inforce at August 31, 2003, the Company's best estimate of such assumptions on the Effective Date). We make an additional provision to allow for potential adverse deviation for some of our assumptions. Once established, assumptions on these products are generally not changed unless a premium deficiency exists. In that case, a premium deficiency reserve is recognized and the future pattern of reserve changes is modified to reflect the relationship of premiums to benefits based on the current best estimate of future claim costs, investment yields, mortality, morbidity, withdrawals, policy dividends and maintenance expenses, determined without an additional provision for potential adverse deviation.

We establish claim reserves based on our estimate of the loss to be incurred on reported claims plus estimates of incurred but unreported claims based on our past experience.

Accounting for Long-term Care Premium Rate Increases

Many of our long-term care policies have been subject to premium rate increases. In some cases, these premium rate increases were materially consistent with the assumptions we used to value the particular block of business at the Effective Date. With respect to certain premium rate increases, some of our policyholders were provided an option to cease paying their premiums and receive a non-forfeiture option in the form of a paid-up policy with limited benefits. In addition, our policyholders could choose to reduce their coverage amounts and premiums in the same proportion, when permitted by our contracts or as required by regulators. The following describes how we account for these policyholder options:

- Premium rate increases - If premium rate increases reflect a change in our previous rate increase assumptions, the new assumptions are not reflected prospectively in our reserves. Instead, the additional premium revenue resulting from the rate increase is recognized as earned and original assumptions continue to be used to determine changes to liabilities for insurance products unless a premium deficiency exists.

- Benefit reductions - A policyholder may choose reduced coverage with a proportionate reduction in premium, when permitted by our contracts. This option does not require additional underwriting. Benefit reductions are treated as a partial lapse of coverage, and the balance of our reserves and deferred insurance acquisition costs is reduced in proportion to the reduced coverage.

- Non-forfeiture benefits offered in conjunction with a rate increase - In some cases, non-forfeiture benefits are offered to policyholders who wish to lapse their policies at the time of a significant rate increase. In these cases, exercise of this option is treated as an extinguishment of the original contract and issuance of a new contract. The balance of our reserves and deferred insurance acquisition costs are released, and a reserve for the new contract is established.

Some of our policyholders may receive a non-forfeiture benefit if they cease paying their premiums pursuant to their original contract (or pursuant to changes made to their original contract as a result of a litigation settlement made prior to the Effective Date or an order issued by the Florida Office of Insurance Regulation). In these cases, exercise of this option is treated as the exercise of a policy benefit, and the reserve for premium paying benefits is reduced, and the reserve for the non-forfeiture benefit is adjusted to reflect the election of this benefit.

Accounting for Certain Marketing Agreements

Bankers Life and Casualty Company ("Bankers Life") has entered into various distribution and marketing agreements with other insurance companies to use Bankers Life's exclusive agents to distribute prescription drug and Medicare Advantage plans. These agreements allow Bankers Life to offer these products to current and potential future policyholders without investment in management and infrastructure. We receive fee income related to the plans sold through our distribution channels and incur distribution expenses paid to our agents who sell such products.

The recognition of fee revenue and the distribution expenses paid to our agents results from approval of an application by the third-party insurance companies, which we define as our customers. We recognize the net lifetime revenue expected to be earned on these sales, but only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The assumptions and constraints used to recognize such net revenue are based on available historical data. To the extent we make changes to the assumptions we use to calculate revenue on these products, we will recognize the impact of the changes in the period in which the change is made.

Reinsurance

In the normal course of business, we seek to limit our loss exposure on any single insured or to certain groups of policies by ceding reinsurance to other insurance enterprises. We currently retain no more than $0.8 million of mortality risk on any one policy. We diversify the risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ratings. In each case, the ceding CNO subsidiary is directly liable for claims reinsured in the event the assuming company is unable to pay.

The cost of reinsurance ceded totaled $206.2 million, $222.4 million and $239.5 million in 2022, 2021 and 2020, respectively. We deduct this cost from insurance policy income. Reinsurance recoveries netted against insurance policy benefits totaled $361.4 million, $310.9 million and $403.8 million in 2022, 2021 and 2020, respectively.

From time to time, we assume insurance from other companies. Any costs associated with the assumption of insurance are amortized consistent with the method used to amortize deferred acquisition costs. Reinsurance premiums assumed totaled $18.7 million, $20.3 million and $23.0 million in 2022, 2021 and 2020, respectively. Insurance policy benefits related to reinsurance assumed totaled $25.0 million, $24.9 million and $31.4 million in 2022, 2021 and 2020, respectively.

Income Taxes

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and net operating loss carryforwards ("NOLs"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies. We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis. The realization of our deferred tax assets depends upon generating sufficient future taxable income of the appropriate type during the periods in which our temporary differences become deductible and before our NOLs expire.

Investments in Variable Interest Entities

We have concluded that we are the primary beneficiary with respect to certain variable interest entities ("VIEs"), which are consolidated in our financial statements. All of the VIEs are collateralized loan trusts that were established to issue securities to finance the purchase of corporate loans and other permitted investments. The assets held by the trusts are legally isolated and not available to the Company. The liabilities of the VIEs are expected to be satisfied from the cash flows generated by the underlying loans held by the trusts, not from the assets of the Company. The Company has no financial obligation to the VIEs beyond its investment in each VIE.

The investment portfolios held by the VIEs are primarily comprised of commercial bank loans to corporate obligors which are almost entirely rated below-investment grade. Refer to the note to the consolidated financial statements entitled "Investments in Variable Interest Entities" for additional information about VIEs.

In addition, the Company, in the normal course of business, makes passive investments in structured securities issued by VIEs for which the Company is not the investment manager. These structured securities include asset-backed securities, agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, collateralized loan obligations and commercial mortgage-backed securities. Our maximum exposure to loss on these securities is limited to our cost basis in the investment. We have determined that we are not the primary beneficiary of these structured securities due to the relative size of our investment in comparison to the total principal amount of the individual structured securities and the level of credit subordination which reduces our obligation to absorb gains or losses.

At December 31, 2022, we held investments in various limited partnerships and hedge funds, in which we are not the primary beneficiary, totaling $588.9 million (classified as other invested assets). At December 31, 2022, we had unfunded commitments to these partnerships totaling $441.2 million. Our maximum exposure to loss on these investments is limited to the amount of our investment.

Investment Borrowings

Three of the Company's insurance subsidiaries (Bankers Life, Washington National Insurance Company ("Washington National") and Colonial Penn Life Insurance Company) are members of the FHLB. As members of the FHLB, our insurance subsidiaries have the ability to borrow on a collateralized basis from the FHLB. We are required to hold certain minimum amounts of FHLB common stock as a condition of membership in the FHLB, and additional amounts based on the amount of the borrowings. At December 31, 2022, the carrying value of the FHLB common stock was $75.2 million. As of December 31, 2022, collateralized borrowings from the FHLB totaled $1.6 billion and the proceeds were used to purchase fixed maturity securities. The borrowings are classified as investment borrowings in the accompanying consolidated balance sheet. The borrowings are collateralized by investments with an estimated fair value of $2.2 billion at December 31, 2022, which are maintained in a custodial account for the benefit of the FHLB. Substantially all of such investments are classified as fixed maturities, available for sale, in our consolidated balance sheet.

The following summarizes the terms of the borrowings from the FHLB by our insurance subsidiaries (dollars in millions):

Amount borrowed	Maturity date	Interest rate at December 31, 2022
$ 20.8	March 2023	Fixed rate – 2.160%
50.0	July 2023	Variable rate – 4.490%
100.0	July 2023	Variable rate – 4.490%
50.0	July 2023	Variable rate – 4.490%
100.0	April 2024	Variable rate – 4.262%
50.0	May 2024	Variable rate – 4.919%
22.0	May 2024	Variable rate – 4.764%
100.0	July 2024	Variable rate – 4.058%
15.5	July 2024	Fixed rate – 1.990%
34.5	July 2024	Variable rate – 4.782%
15.0	July 2024	Variable rate – 4.865%
27.0	August 2024	Fixed rate – .640%
25.0	September 2024	Variable rate – 5.031%
21.7	May 2025	Variable rate – 4.313%
18.5	June 2025	Fixed rate – 2.940%
125.0	September 2025	Variable rate – 4.650%
100.0	October 2025	Variable rate – 4.583%
100.0	October 2025	Variable rate – 4.512%
57.7	October 2025	Variable rate – 4.600%
50.0	November 2025	Variable rate – 4.532%
50.0	January 2026	Variable rate – 4.519%
50.0	January 2026	Variable rate – 4.589%
100.0	January 2026	Variable rate – 4.582%
21.8	May 2026	Variable rate – 4.472%
50.0	May 2026	Variable rate – 4.570%
75.0	December 2026	Variable rate – 4.526%
50.0	April 2027	Variable rate – 4.322%
50.0	May 2027	Variable rate – 4.332%
100.0	June 2027	Variable rate – 4.670%
10.0	June 2027	Variable rate – 4.893%
$ 1,639.5		

The variable rate borrowings are pre-payable on each interest reset date without penalty. The fixed rate borrowings of $81.8 million are pre-payable subject to payment of a yield maintenance fee based on prevailing market interest rates. At December 31, 2022, the aggregate yield maintenance fee to prepay all fixed rate borrowings was $1.0 million.

Interest expense of $33.5 million, $9.8 million and $21.2 million in 2022, 2021 and 2020, respectively, was recognized related to total borrowings from the FHLB.

Accounting for Derivatives

Our fixed indexed annuity products provide a guaranteed minimum rate of return and a higher potential return that is based on a percentage (the "participation rate") of the amount of increase in the value of a particular index, such as the Standard & Poor's 500 Index, over a specified period. We are generally able to change the participation rate at the beginning of each index period (typically on each policy anniversary date), subject to contractual minimums. The Company accounts for the options attributed to the policyholder for the estimated life of the contract as embedded derivatives. We are required to record the embedded derivatives related to our fixed indexed annuity products at estimated fair value.

The value of the embedded derivative is based on the estimated cost to fulfill our commitment to fixed indexed annuity policyholders to purchase a series of annual forward options over the duration of the policy that back the potential return based on a percentage of the amount of increase in the value of the appropriate index. In valuing these options, we are required to make assumptions regarding: (i) future index values to determine both the future notional amounts at each anniversary date and the future prices of the forward starting options; (ii) future annual participation rates; and (iii) non-economic factors related to policy persistency. These assumptions are used to estimate the future cost to purchase the options.

The value of the embedded derivatives is determined based on the present value of estimated future option costs discounted using a risk-free rate adjusted for our non-performance risk and risk margins for non-capital market inputs. The non-performance risk adjustment is determined by taking into consideration publicly available information related to spreads in the secondary market for debt with credit ratings similar to ours. These observable spreads are then adjusted to reflect the priority of these liabilities and the claim paying ability of the issuing insurance subsidiaries.

Risk margins are established to capture non-capital market risks which represent the additional compensation a market participant would require to assume the risks related to the uncertainties regarding the embedded derivatives, including future policyholder behavior related to persistency. The determination of the risk margin is highly judgmental given the lack of a market to assume the risks solely related to the embedded derivatives of our fixed indexed annuity products.

The determination of the appropriate risk-free rate and non-performance risk is sensitive to the economic and interest rate environment. Accordingly, the value of the derivative is volatile due to external market sensitivities, which may materially affect net income. Additionally, changes in the judgmental assumptions regarding the appropriate risk margin can significantly impact the value of the derivative.

We typically buy call options (including call spreads) referenced to the applicable indices in an effort to offset or hedge potential increases to policyholder benefits resulting from increases in the particular index to which the policy's return is linked.

We purchase certain fixed maturity securities that contain embedded derivatives that are required to be held at fair value on the consolidated balance sheet. We have elected the fair value option to carry the entire security at fair value with changes in fair value reported in net income.

Sales Inducements

Certain of our annuity products offer sales inducements to contract holders in the form of enhanced crediting rates or bonus payments in the initial period of the contract. Certain of our life insurance products offer persistency bonuses credited to the contract holder's balance after the policy has been outstanding for a specified period of time. These enhanced rates and persistency bonuses are considered sales inducements in accordance with GAAP. Such amounts are deferred and amortized in the same manner as deferred acquisition costs. Sales inducements deferred totaled $22.5 million, $17.3 million and $14.1 million during 2022, 2021 and 2020, respectively. Amounts amortized totaled $17.8 million, $15.5 million and $15.4 million during 2022, 2021 and 2020, respectively. The unamortized balance of deferred sales inducements was $65.9 million and $61.2 million at December 31, 2022 and 2021, respectively.

Recently Issued Accounting Standards

Pending Accounting Standards

In August 2018, the Financial Accounting Standards Board ("FASB") issued authoritative guidance revising the accounting for long-duration insurance contracts. The new guidance: (i) improves the timeliness of recognizing changes in the liability for future benefits and modifies the rate used to discount future cash flows; (ii) simplifies and improves the accounting for certain market-based options or guarantees associated with deposit (or account balance) contracts; (iii) simplifies the amortization of deferred acquisition costs; and (iv) requires enhanced disclosures, including disaggregated rollforwards of the liability for future policy benefits, policyholder account liabilities, market risk benefits and deferred acquisition costs. Additionally, qualitative and quantitative information about expected cash flows, estimates and assumptions will be required. The new measurement guidance for traditional and limited-payment contract liabilities and the new guidance for the amortization of deferred acquisition costs are required to be adopted on a modified retrospective transition approach, with an option to elect a full retrospective transition if certain criteria are met. The transition approach for deferred acquisition costs is required to be consistent with the transition applied to the liability for future policyholder benefits. Under the modified retrospective approach, for contracts in-force at the transition date, an entity would continue to use the existing locked-in investment yield interest rate assumption to calculate the net premium ratio, rather than the upper-medium grade fixed-income corporate instrument yield. However, for balance sheet remeasurement purposes, the current upper-medium grade fixed-income corporate instrument yield would be used at transition through accumulated other comprehensive income (loss) and subsequently through other comprehensive income. For market risk benefits, retrospective application is required, with the ability to use hindsight to measure fair value components to the extent assumptions in a prior period are unobservable or otherwise unavailable.

We have selected the modified retrospective transition method, except for market risk benefits where we are required to use the full retrospective approach.

We have made progress in determining certain accounting decisions related to the standard including, but not limited to, conclusions related to: (i) the method to determine discount rates; (ii) a process to group policies into cohorts for the measurement of future policy benefits; (iii) a process to develop experience studies at a cohort level to substantiate mortality, morbidity, terminations and other actuarial assumptions; and (iv) a method to estimate the fair value of certain annuity product features which guarantee a defined stream of income to the policyholder for life (which is considered a market risk benefit).

With respect to the method to determine interest rates, we have made certain conclusions, but we continue to refine our methodology. The process involves the determination of discount rate curves for discounting cash flows to calculate the liability for future policy benefits at a cohort level. Each discount rate curve is developed to reflect the duration characteristics of the underlying insurance liabilities using discount rates comparable to upper-medium grade (low credit risk) fixed income yields. Discount rates will be updated quarterly.

Our long duration insurance contracts will be grouped into annual calendar-year cohorts primarily based on the contractual issue date, marketing distribution channel, legal entity and product type. Single premium contracts will be grouped into separate cohorts from other traditional products. Riders will generally be combined with the base policy. Insurance contracts which were issued prior to September 10, 2003 (the effective date of the bankruptcy reorganization of Conseco, Inc. (our Predecessor)) will be grouped by marketing distribution channel, legal entity and product type in a single issue year cohort.

Using the cash flow assumptions underlying our insurance contracts, we have completed preliminary testing of the potential loss recognition on the January 1, 2021 transition date (the "Transition Date"). Under the new guidance, this testing is performed at the Transition Date at a cohort level, rather than the current requirements to aggregate all vintages within a block.

Although we do not have variable annuity business with guaranteed features considered "market risk benefits," we do issue certain fixed indexed annuities with lifetime income riders. These riders are currently accounted for using traditional insurance accounting, but must be carried at fair value under the new standard. We have made preliminary determinations of the Transition Date impact of this change.

The adoption of the new standard will have a material impact on our financial position, results of operations, and disclosures. We anticipate that the requirement to update assumptions for the liability for future policy benefits will have a material impact on our results of operations, systems, processes and controls and that the requirement to update discount rates will have a material impact on shareholders' equity.

Based upon the modified retrospective transition method, we estimate that the new discount rate impact from adoption on the Transition Date will result in a decrease to the accumulated other comprehensive income (loss) balance of approximately $2,080 million, resulting in a balance of approximately $110 million at the Transition Date. This is primarily due to updating the liability for future policy benefits discount rate assumptions from the rates locked in for reserves held as of the Transition Date to rates determined by reference to the Transition Date market level yields for upper-medium-grade (low credit risk) fixed income instruments as of December 31, 2020. The impacts on accumulated other comprehensive income (loss) in periods following the Transition Date will be based on market yields in effect on the date of the financial statements, and such impact may differ significantly from the estimated range disclosed above.

In addition, we estimate that the Transition Date impact on retained earnings will be a decrease of approximately $130 million primarily due to certain "cohorts" of older long-term care policies having negative margins. The overall margin on our long-term care block continues to be positive. In addition, our estimate of the Transition Date impact on retained earnings includes the impact of carrying the lifetime income riders on certain fixed indexed annuities at fair value. The estimated impact on retained earnings is based on numerous assumptions and methodologies including: (i) our methodology of defining cohorts; (ii) the assumptions used to estimate the market value of features which guarantee a defined stream of income to the policyholder for life; and (iii) numerous assumptions regarding future policy benefits.

Under the new standard, we estimate that recast insurance margins from the Transition Date into 2021 and 2022 will be higher and less volatile. The higher insurance margins are due to a number of factors: First, there is less quarter-to-quarter volatility in most products as temporary deviations from experience (including the impacts of the novel coronavirus ("COVID-19")) are offset by reserve changes. This is different than current GAAP accounting for health and traditional life products where no such change to reserves is made for temporary deviations from experience. Second, the gradual release of provisions for adverse deviations or PADs, embedded in our transition balance sheet reserves are expected to positively impact earnings. This will affect our health and traditional life inforce blocks of business and will be spread over the remaining life of those blocks. Third, we expect positive impacts from lower amortization of deferred acquisition costs and other similar intangible assets. Fourth, the transition impacts to retained earnings, primarily from reserve changes on certain cohorts of older long-term care policies, will increase earnings in 2021 and 2022 due to favorable experience during these periods. This positive impact is not expected to persist materially past year-end 2022. Based on our current estimates, we expect the new standard to have the following pre-tax impact to the insurance margins reported under the previous guidance: an increase of $45 million to $65 million in 2021; and an increase of $35 million to $55 million in 2022.

We are testing our reporting and disclosure capabilities under the new guidance for post-Transition Date accounting periods. We are also enhancing certain modeling, data management, experience study and analytical capabilities and increasing the automation of key reporting and analytical processes. As part of our implementation plan, we are putting in place internal controls related to the new processes and will continue to refine and develop these internal controls until the formal implementation of the new standard in the first quarter of 2023. The actual impact of adoption will be updated as the model validation, system testing and parallel runs are completed; therefore, our estimates are subject to change.

Adopted Accounting Standards

In June 2016, the FASB issued authoritative guidance related to the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to form credit loss estimates. The guidance requires

financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Credit losses on available for sale debt securities are measured in a manner similar to current GAAP. However, the guidance requires that credit losses be presented as an allowance rather than as a writedown. The guidance was effective for the Company on January 1, 2020. The impact of adoption, using the modified retrospective approach, was as follows (dollars in millions):

	January 1, 2020		
	Amounts prior to effect of adoption of authoritative guidance	Effect of adoption of authoritative guidance	As adjusted
Fixed maturities, available for sale	$ 21,295.2	$ (2.1)	$ 21,293.1
Mortgage loans	1,566.1	(6.7)	1,559.4
Investments held by variable interest entities	1,188.6	(9.9)	1,178.7
Income tax assets, net	432.6	4.9	437.5
Reinsurance receivables	4,785.7	(4.0)	4,781.7
Total assets	33,630.9	(17.8)	33,613.1
Retained earnings	535.7	(17.8)	517.9
Total shareholders' equity	4,677.0	(17.8)	4,659.2

In January 2017, the FASB issued authoritative guidance that removes Step 2 of the goodwill impairment test under current guidance, which requires a hypothetical purchase price allocation. The new guidance requires an impairment charge to be recognized for the amount by which the carrying amount exceeds the reported unit's fair value. Upon adoption, the guidance is to be applied prospectively. The guidance was effective for the Company on January 1, 2020. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In August 2018, the FASB issued authoritative guidance related to changes to the disclosure requirements for fair value measurement. The new guidance removes, modifies and adds certain disclosure requirements. The guidance was effective for the Company on January 1, 2020. The adoption of such guidance impacted certain fair value disclosures, but did not impact our consolidated financial position, results of operations or cash flows.

3. INVESTMENTS

At December 31, 2022, the amortized cost, gross unrealized gains, gross unrealized losses, allowance for credit losses and estimated fair value of fixed maturities, available for sale, were as follows (dollars in millions):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Allowance for credit losses	Estimated fair value
Investment grade (a):					
Corporate securities	$ 13,043.6	$ 28.9	$ (1,858.4)	$ (37.0)	$ 11,177.1
United States Treasury securities and obligations of United States government corporations and agencies	171.7	—	(13.0)	—	158.7
States and political subdivisions	2,836.3	19.3	(476.0)	(.8)	2,378.8
Foreign governments	86.3	.1	(11.3)	(.4)	74.7
Asset-backed securities	1,312.5	1.0	(130.1)	(.3)	1,183.1
Agency residential mortgage-backed securities	174.3	1.4	(.7)	—	175.0
Non-agency residential mortgage-backed securities	1,122.6	6.0	(174.3)	—	954.3
Collateralized loan obligations	825.2	.3	(39.6)	—	785.9
Commercial mortgage-backed securities	2,401.3	.1	(254.1)	—	2,147.3
Total investment grade fixed maturities, available for sale	21,973.8	57.1	(2,957.5)	(38.5)	19,034.9
Below-investment grade (a) (b):					
Corporate securities	605.5	1.0	(53.5)	(17.4)	535.6
States and political subdivisions	10.6	—	(.8)	(.1)	9.7
Asset-backed securities	123.2	—	(19.3)	—	103.9
Non-agency residential mortgage-backed securities	577.8	34.0	(17.6)	—	594.2
Commercial mortgage-backed securities	93.3	—	(18.2)	—	75.1
Total below-investment grade fixed maturities, available for sale	1,410.4	35.0	(109.4)	(17.5)	1,318.5
Total fixed maturities, available for sale	$ 23,384.2	$ 92.1	$ (3,066.9)	$ (56.0)	$ 20,353.4

(a) Investment ratings are assigned the second lowest rating by Nationally Recognized Statistical Rating Organizations ("NRSROs") (Moody's Investor Services, Inc. ("Moody's"), S&P Global Ratings ("S&P") or Fitch Ratings ("Fitch")), or if not rated by such firms, the rating assigned by the National Association of Insurance Commissioners (the "NAIC"). NAIC designations of "1" or "2" include fixed maturities generally rated investment grade (rated "Baa3" or higher by Moody's or rated "BBB-" or higher by S&P and Fitch). NAIC designations of "3" through "6" are referred to as below-investment grade (which generally are rated "Ba1" or lower by Moody's or rated "BB+" or lower by S&P and Fitch). References to investment grade or below-investment grade throughout our consolidated financial statements are determined as described above.

(b) Certain structured securities rated below-investment grade by NRSROs may be assigned a NAIC 1 or NAIC 2 designation based on the cost basis of the security relative to estimated recoverable amounts as determined by the NAIC. Refer to the table below for a summary of our fixed maturity securities, available for sale, by NAIC designations.

The NAIC evaluates the fixed maturity investments of insurers for regulatory and capital assessment purposes and assigns securities to one of six credit quality categories called NAIC designations, which are used by insurers when preparing their annual statements based on statutory accounting principles. The NAIC designations are generally similar to the credit quality designations of the NRSROs for marketable fixed maturity securities, except for certain structured securities. However, certain structured securities rated below investment grade by the NRSROs can be assigned NAIC 1 or NAIC 2 designations depending on the cost basis of the holding relative to estimated recoverable amounts as determined by the NAIC. The following summarizes the NAIC designations and NRSRO equivalent ratings:

NAIC Designation	NRSRO Equivalent Rating
1	AAA/AA/A
2	BBB
3	BB
4	B
5	CCC and lower
6	In or near default

A summary of our fixed maturity securities, available for sale, by NAIC designations (or for fixed maturity securities held by non-regulated entities, based on NRSRO ratings) as of December 31, 2022 is as follows (dollars in millions):

NAIC designation	Amortized cost	Estimated fair value	Percentage of total estimated fair value
1	$ 14,205.4	$ 12,385.7	60.9%
2	8,407.1	7,294.9	35.8
Total NAIC 1 and 2 (investment grade)	22,612.5	19,680.6	96.7
3	606.9	535.8	2.6
4	145.5	125.9	.6
5	18.3	11.1	.1
6	1.0	—	—
Total NAIC 3,4,5 and 6 (below-investment grade)	771.7	672.8	3.3
	$ 23,384.2	$ 20,353.4	100.0%

At December 31, 2021, the amortized cost, gross unrealized gains, gross unrealized losses, allowance for credit losses and estimated fair value of fixed maturities, available for sale, were as follows (dollars in millions):

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Allowance for credit losses	Estimated fair value
Investment grade:					
Corporate securities	$ 12,384.0	$ 2,229.5	$ (20.2)	$ (4.3)	$ 14,589.0
United States Treasury securities and obligations of United States government corporations and agencies	166.2	54.3	(.9)	—	219.6
States and political subdivisions	2,637.4	356.7	(1.5)	—	2,992.6
Foreign governments	85.4	13.6	(.3)	(.2)	98.5
Asset-backed securities	983.1	35.2	(1.9)	—	1,016.4
Agency residential mortgage-backed securities	36.7	3.7	—	—	40.4
Non-agency residential mortgage-backed securities	1,141.0	28.4	(2.9)	—	1,166.5
Collateralized loan obligations	574.2	2.3	(1.2)	—	575.3
Commercial mortgage-backed securities	2,064.6	76.3	(8.7)	—	2,132.2
Total investment grade fixed maturities, available for sale	20,072.6	2,800.0	(37.6)	(4.5)	22,830.5
Below-investment grade:					
Corporate securities	811.4	55.0	(1.5)	(3.1)	861.8
States and political subdivisions	11.6	—	—	—	11.6
Asset-backed securities	145.9	1.8	(1.2)	—	146.5
Non-agency residential mortgage-backed securities	729.4	128.1	(.2)	—	857.3
Collateralized loan obligations	13.1	—	(.1)	—	13.0
Commercial mortgage-backed securities	83.6	1.6	(.5)	—	84.7
Total below-investment grade fixed maturities, available for sale	1,795.0	186.5	(3.5)	(3.1)	1,974.9
Total fixed maturities, available for sale	$ 21,867.6	$ 2,986.5	$ (41.1)	$ (7.6)	$ 24,805.4

Accumulated other comprehensive income (loss) is primarily comprised of the net effect of unrealized appreciation (depreciation) on our investments. These amounts, included in shareholders' equity as of December 31, 2022 and 2021, were as follows (dollars in millions):

	2022	2021
Net unrealized gains (losses) on investments having no allowance for credit losses	$ (1,247.0)	$ 2,963.3
Unrealized losses on investments with an allowance for credit losses	(1,780.7)	(23.1)
Adjustment to present value of future profits (a)	8.2	(8.3)
Adjustment to deferred acquisition costs	331.7	(420.2)
Adjustment to insurance liabilities	—	(25.5)
Deferred income tax assets (liabilities)	594.7	(539.1)
Accumulated other comprehensive income (loss)	$ (2,093.1)	$ 1,947.1

(a) The present value of future profits is the value assigned to the right to receive future cash flows from contracts existing at September 10, 2003, the date our Predecessor emerged from bankruptcy.

At December 31, 2021, adjustments to the present value of future profits, deferred acquisition costs, insurance liabilities and deferred tax assets included $(7.3) million, $(132.2) million, $(25.5) million and $35.8 million, respectively, for premium deficiencies that would exist on certain blocks of business if unrealized gains on the assets backing such products had been realized and the proceeds from the sales of such assets were invested at then current yields. There were no such adjustments at December 31, 2022.

Below-Investment Grade Securities

At December 31, 2022, the amortized cost of the Company's below-investment grade fixed maturity securities, available for sale, was $1,410.4 million, or 6.0 percent of the Company's fixed maturity portfolio (or $771.7 million, or 3.3 percent, of the Company's fixed maturity portfolio measured based on credit quality ratings assigned by the NAIC). The estimated fair value of the below-investment grade portfolio was $1,318.5 million, or 93 percent of the amortized cost (or $672.8 million, or 87 percent of the amortized cost based on credit quality ratings assigned by the NAIC).

Below-investment grade corporate debt securities typically have different characteristics than investment grade corporate debt securities. Based on historical performance, probability of default by the borrower is significantly greater for below-investment grade corporate debt securities and in many cases severity of loss is relatively greater as such securities are generally unsecured and often subordinated to other indebtedness of the issuer. Also, issuers of below-investment grade corporate debt securities frequently have higher levels of debt relative to investment-grade issuers, hence, all other things being equal, are generally more sensitive to adverse economic conditions. The Company attempts to reduce the overall risk related to its investment in below-investment grade securities, as in all investments, through careful credit analysis, strict investment policy guidelines, and diversification by issuer and/or guarantor and by industry.

Contractual Maturity

The following table sets forth the amortized cost and estimated fair value of fixed maturities, available for sale, at December 31, 2022, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Structured securities (such as asset-backed securities, agency residential mortgage-backed securities, non-agency residential mortgage-backed securities, collateralized loan obligations and commercial mortgage-backed securities, collectively referred to as "structured securities") frequently include provisions for periodic principal payments and permit periodic unscheduled payments.

	Amortized cost	Estimated fair value
	(Dollars in millions)	
Due in one year or less	$ 112.0	$ 110.8
Due after one year through five years	1,913.7	1,790.2
Due after five years through ten years	2,098.9	1,910.4
Due after ten years	12,629.4	10,523.2
Subtotal	16,754.0	14,334.6
Structured securities	6,630.2	6,018.8
Total fixed maturities, available for sale	$ 23,384.2	$ 20,353.4

Net Investment Income

Net investment income consisted of the following (dollars in millions):

	2022	2021	2020
General account assets:			
Fixed maturities	$ 1,084.1	$ 962.6	$ 924.8
Equity securities	5.9	4.3	3.0
Mortgage loans	63.0	65.0	79.5
Policy loans	8.4	8.2	8.5
Other invested assets	38.0	124.8	84.0
Cash and cash equivalents	5.9	.3	2.6
Policyholder and other special-purpose portfolios:			
Trading securities	7.7	7.2	28.1
Options related to fixed indexed products:			
Option income (loss)	(6.3)	212.0	35.0
Change in value of options	(200.3)	8.9	4.5
Other special-purpose portfolios	35.8	52.4	75.9
Gross investment income	1,042.2	1,445.7	1,245.9
Less investment expenses	26.3	25.0	23.4
Net investment income	$ 1,015.9	$ 1,420.7	$ 1,222.5

At December 31, 2022, the amortized cost and carrying value of fixed maturities that were non-income producing during 2022 totaled $1.0 million and nil, respectively.

Total Investment Gains (Losses)

The following table sets forth the total investment gains (losses) for the periods indicated (dollars in millions):

	2022	2021	2020
Realized investment gains (losses):			
Gross realized gains on sales of fixed maturities, available for sale	$ 99.8	$ 51.6	$ 48.6
Gross realized losses on sales of fixed maturities, available for sale	(104.0)	(20.4)	(53.7)
Equity securities, net	(8.3)	(2.9)	(3.3)
Other, net	(5.4)	(7.0)	(10.0)
Total realized investment gains (losses)	(17.9)	21.3	(18.4)
Change in allowance for credit losses and impairments of other investments (a)	(52.6)	12.2	(18.5)
Change in fair value of equity securities (b)	(2.9)	(7.3)	(1.8)
Other changes in fair value (c)	(62.0)	(7.1)	2.5
Other investment losses	(117.5)	(2.2)	(17.8)
Total investment gains (losses)	$ (135.4)	$ 19.1	$ (36.2)

(a) Changes in the allowance for credit losses includes $(1.8) million, $11.4 million and $(5.2) million for the years ended December 31, 2022, 2021 and 2020, respectively, related to investments held by VIEs.

(b) Changes in the estimated fair value of equity securities (that are still held as of the end of the respective years) were $(7.3) million, $(7.8) million and $(1.7) million for the years ended December 31, 2022, 2021 and 2020, respectively.

(c) Changes in the estimated fair value of trading securities that we have elected the fair value option (that are still held as of the end of the respective years) were $(43.3) million, $(3.1) million and $0.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

During 2022, we recognized net investment losses of $135.4 million, which were comprised of: (i) $9.6 million of net losses from the sales of investments; (ii) $11.2 million of losses related to equity securities, including the change in fair value; (iii) the decrease in fair value of certain other invested assets and fixed maturity investments with embedded derivatives of $45.9 million; (iv) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $16.1 million; and (v) an increase in the allowance for credit losses of $52.6 million.

During 2021, we recognized net investment gains of $19.1 million, which were comprised of: (i) $24.2 million of net gains from the sales of investments; (ii) $10.2 million of losses related to equity securities, including the change in fair value; (iii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $4.0 million; (iv) the decrease in fair value of embedded derivatives related to a modified coinsurance agreement of $3.1 million; and (v) a decrease in the allowance for credit losses of $12.2 million.

During 2020, we recognized net investment losses of $36.2 million, which were comprised of: (i) $15.1 million of net losses from the sales of investments; (ii) $5.1 million of losses related to equity securities, including the change in fair value; (iii) the decrease in fair value of certain fixed maturity investments with embedded derivatives of $0.1 million; (iv) the increase in fair value of embedded derivatives related to a modified coinsurance agreement of $2.6 million; and (v) an increase in the allowance for credit losses and other-than-temporary impairment losses of $18.5 million.

At December 31, 2022, there were no fixed maturity investments in default.

During 2022, the $104.0 million of realized losses on sales of $1,651.5 million of fixed maturity securities, available for sale, included: (i) $70.9 million related to various corporate securities; (ii) $16.5 million related to non-agency residential mortgage-backed securities; (iii) $7.5 million related to states and political subdivisions; and (iv) $9.1 million related to various other investments. Securities are generally sold at a loss following unforeseen issuer-specific events or conditions or shifts in perceived relative values. These reasons include but are not limited to: (i) changes in the investment environment; (ii) expectation that the market value could deteriorate; (iii) our desire to reduce our exposure to an asset class, an issuer or an industry; (iv) prospective or actual changes in credit quality; or (v) changes in expected portfolio cash flows.

During 2021, the $20.4 million of realized losses on sales of $493.5 million of fixed maturity securities, available for sale included: (i) $19.5 million related to various corporate securities; and (ii) $0.9 million related to various other investments.

During 2020, the $53.7 million of realized losses on sales of $507.1 million of fixed maturity securities, available for sale, included: (i) $16.2 million related to various corporate securities; (ii) $26.1 million related to commercial mortgage-backed securities; (iii) $9.6 million related to asset-backed securities; and (iv) $1.8 million related to various other investments.

Our fixed maturity investments are generally purchased in the context of various long-term strategies, including funding insurance liabilities, so we do not generally seek to generate short-term realized gains through the purchase and sale of such securities. In certain circumstances, including those in which securities are selling at prices which exceed our view of their underlying economic value, or when it is possible to reinvest the proceeds to better meet our long-term asset-liability objectives, we may sell certain securities.

The following summarizes the investments sold at a loss during 2022 which had been continuously in an unrealized loss position exceeding 20 percent of the amortized cost basis prior to the sale for the period indicated (dollars in millions):

| | Number of issuers | At date of sale | |
		Amortized cost	Fair value
Less than 6 months prior to sale	21	$ 85.6	$ 51.8
Greater than or equal to 6 months and less than 12 months prior to sale	3	6.1	4.2
		$ 91.7	$ 56.0

Future events may occur, or additional information may become available, which may necessitate future realized losses in our portfolio. Significant losses could have a material adverse effect on our consolidated financial statements in future periods.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Investments with Unrealized Losses

The following table sets forth the amortized cost and estimated fair value of those fixed maturities, available for sale, with unrealized losses at December 31, 2022, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Structured securities frequently include provisions for periodic principal payments and permit periodic unscheduled payments.

	Amortized cost	Estimated fair value
	(Dollars in millions)	
Due in one year or less	$ 91.2	$ 89.8
Due after one year through five years	1,741.9	1,615.5
Due after five years through ten years	1,845.3	1,649.8
Due after ten years	11,631.2	9,485.8
Subtotal	15,309.6	12,840.9
Structured securities	6,040.1	5,385.9
Total	$ 21,349.7	$ 18,226.8

The following summarizes the investments in our portfolio rated below-investment grade not deemed to have credit losses which have been continuously in an unrealized loss position exceeding 20 percent of the cost basis for the period indicated as of December 31, 2022 (dollars in millions):

	Number of issuers	Cost basis	Unrealized loss	Estimated fair value
Less than 6 months	6	$ 47.5	$ (11.1)	$ 36.4
Greater than or equal to 6 months and less than 12 months	5	33.6	(10.3)	23.3
Total		$ 81.1	$ (21.4)	$ 59.7

The following table summarizes the gross unrealized losses and fair values of our investments with unrealized losses for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position, at December 31, 2022 (dollars in millions):

Description of securities	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate securities	$ 2,830.8	$ (329.4)	$ 370.4	$ (129.3)	$ 3,201.2	$ (458.7)
United States Treasury securities and obligations of United States government corporations and agencies	134.4	(9.6)	21.9	(3.4)	156.3	(13.0)
States and political subdivisions	667.0	(124.8)	132.1	(58.5)	799.1	(183.3)
Foreign governments	35.0	(3.5)	2.1	(.3)	37.1	(3.8)
Asset-backed securities	914.0	(90.1)	258.1	(53.4)	1,172.1	(143.5)
Agency residential mortgage-backed securities	59.7	(.7)	—	—	59.7	(.7)
Non-agency residential mortgage-backed securities	861.6	(89.7)	335.4	(102.2)	1,197.0	(191.9)
Collateralized loan obligations	553.0	(27.4)	184.2	(12.2)	737.2	(39.6)
Commercial mortgage-backed securities	1,581.4	(160.0)	593.3	(112.3)	2,174.7	(272.3)
Total fixed maturities, available for sale	$ 7,636.9	$ (835.2)	$ 1,897.5	$ (471.6)	$ 9,534.4	$ (1,306.8)

The following table summarizes the gross unrealized losses and fair values of our investments with unrealized losses for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that such securities have been in a continuous unrealized loss position, at December 31, 2021 (dollars in millions):

Description of securities	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate securities	$ 87.8	$ (.4)	$ 9.2	$ (.1)	$ 97.0	$ (.5)
United States Treasury securities and obligations of United States government corporations and agencies	5.7	—	18.7	(.9)	24.4	(.9)
States and political subdivisions	47.3	(.4)	—	—	47.3	(.4)
Asset-backed securities	210.8	(2.4)	17.8	(.7)	228.6	(3.1)
Non-agency residential mortgage-backed securities	380.8	(3.1)	2.3	—	383.1	(3.1)
Collateralized loan obligations	271.5	(1.2)	32.8	(.1)	304.3	(1.3)
Commercial mortgage-backed securities	694.7	(7.6)	41.4	(1.6)	736.1	(9.2)
Total fixed maturities, available for sale	$ 1,698.6	$ (15.1)	$ 122.2	$ (3.4)	$ 1,820.8	$ (18.5)

Based on management's current assessment of investments with unrealized losses at December 31, 2022, the Company believes the issuers of the securities will continue to meet their obligations. While we do not have the intent to sell securities with unrealized losses and it is not more likely than not that we will be required to sell securities with unrealized losses prior to their anticipated recovery, our intent on an individual security may change, based upon market or other unforeseen developments. In such instances, if a loss is recognized from a sale subsequent to a balance sheet date due to these unexpected developments, the loss is recognized in the period in which we had the intent to sell the security before its anticipated recovery.

The following table summarizes changes in the allowance for credit losses related to fixed maturities, available for sale, for the three years ended December 31, 2022 (dollars in millions):

	Corporate securities	States and political subdivisions	Foreign governments	Asset-backed securities	Non-agency residential mortgage-backed securities	Total
Allowance at January 1, 2020	$ 2.1	$ —	$ —	$ —	$ —	$ 2.1
Additions for securities for which credit losses were not previously recorded	23.6	.7	.1	.3	1.0	25.7
Additions for purchased securities with deteriorated credit	—	—	—	—	—	—
Additions (reductions) for securities where an allowance was previously recorded	(22.3)	(.4)	(.1)	(.3)	(1.0)	(24.1)
Reduction for securities sold during the period	(1.5)	—	—	—	—	(1.5)
Reduction for securities for which the Company made the decision to sell where an allowance was previously recorded	—	—	—	—	—	—
Write-offs	—	—	—	—	—	—
Recoveries of previously written-off amount	—	—	—	—	—	—
Allowance at December 31, 2020	1.9	.3	—	—	—	2.2
Additions for securities for which credit losses were not previously recorded	6.1	.1	.1	—	—	6.3
Additions for purchased securities with deteriorated credit	—	—	—	—	—	—
Additions (reductions) for securities where an allowance was previously recorded	.2	(.4)	.2	—	—	—
Reduction for securities sold during the period	(.8)	—	(.1)	—	—	(.9)
Reduction for securities for which the Company made the decision to sell where an allowance was previously recorded	—	—	—	—	—	—
Write-offs	—	—	—	—	—	—
Recoveries of previously written-off amount	—	—	—	—	—	—
Allowance at December 31, 2021	7.4	—	.2	—	—	7.6
Additions for securities for which credit losses were not previously recorded	48.9	.7	.5	.3	—	50.4
Additions for purchased securities with deteriorated credit	—	—	—	—	—	—
Additions (reductions) for securities where an allowance was previously recorded	10.3	.3	(.3)	—	—	10.3
Reduction for securities sold during the period	(12.2)	(.1)	—	—	—	(12.3)
Reduction for securities for which the Company made the decision to sell where an allowance was previously recorded	—	—	—	—	—	—
Write-offs	—	—	—	—	—	—
Recoveries of previously written-off amount	—	—	—	—	—	—
Allowance at December 31, 2022	$ 54.4	$ .9	$ .4	$ .3	$ —	$ 56.0

Structured Securities

At December 31, 2022, fixed maturity investments included structured securities with an estimated fair value of $6.0 billion (or 29.6 percent of all fixed maturity securities). The yield characteristics of structured securities generally differ in some respects from those of traditional corporate fixed-income securities or government securities. For example, interest and principal payments on structured securities may occur more frequently, often monthly. In many instances, we are subject to variability in the amount and timing of principal and interest payments. For example, in many cases, partial prepayments may occur at the option of the issuer and prepayment rates are influenced by a number of factors that cannot be predicted with certainty, including: the relative sensitivity of prepayments on the underlying assets backing the security to changes in interest rates and asset values; the availability of alternative financing; a variety of economic, geographic and other factors; the timing, pace and proceeds of liquidations of defaulted collateral; and various security-specific structural considerations (for example, the repayment priority of a given security in a securitization structure). In addition, the total amount of payments for non-agency structured securities may be affected by changes to cumulative default rates or loss severities of the related collateral.

Historically, the rate of prepayments on structured securities has tended to increase when prevailing interest rates have declined significantly in absolute terms and also relative to the interest rates on the underlying collateral. The yields recognized on structured securities purchased at a discount to par will generally increase (relative to the stated rate) when the underlying collateral prepays faster than expected. The yields recognized on structured securities purchased at a premium will decrease (relative to the stated rate) when the underlying collateral prepays faster than expected. When interest rates decline, the proceeds from prepayments may be reinvested at lower rates than we were earning on the prepaid securities. When interest rates increase, prepayments may decrease below expected levels. When this occurs, the average maturity and duration of structured securities increases, decreasing the yield on structured securities purchased at discounts and increasing the yield on those purchased at a premium because of a decrease in the annual amortization of premium.

For structured securities included in fixed maturities, available for sale, that were purchased at a discount or premium, we recognize investment income using an effective yield based on anticipated future prepayments and the estimated final maturity of the securities. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For credit sensitive mortgage-backed and asset-backed securities, and for securities that can be prepaid or settled in a way that we would not recover substantially all of our investment, the effective yield is recalculated on a prospective basis. Under this method, the amortized cost basis in the security is not immediately adjusted and a new yield is applied prospectively. For all other structured and asset-backed securities, the effective yield is recalculated when changes in assumptions are made, and reflected in our income on a retrospective basis. Under this method, the amortized cost basis of the investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. Such adjustments were not significant in 2022.

For purchased credit impaired securities, at acquisition, the difference between the undiscounted expected future cash flows and the recorded investment in the securities represents the initial accretable yield, which is accreted into net investment income over the securities' remaining lives on a level-yield basis. Subsequently, effective yields recognized on purchased credit impaired securities are recalculated and adjusted prospectively to reflect changes in the contractual benchmark interest rates on variable rate securities and any significant increases in undiscounted expected future cash flows arising due to reasons other than interest rate changes. Significant decreases in expected cash flows arising from credit events would result in impairment if such security's fair value is below amortized cost.

The amortized cost and estimated fair value of structured securities at December 31, 2022, summarized by type of security, were as follows (dollars in millions):

Type	Amortized cost	Estimated fair value: Amount	Estimated fair value: Percent of fixed maturities
Asset-backed securities	$ 1,435.7	$ 1,287.0	6.3%
Agency residential mortgage-backed securities	174.3	175.0	.9
Non-agency residential mortgage-backed securities	1,700.4	1,548.5	7.6
Collateralized loan obligations	825.2	785.9	3.9
Commercial mortgage-backed securities	2,494.6	2,222.4	10.9
Total structured securities	$ 6,630.2	$ 6,018.8	29.6%

Residential mortgage-backed securities ("RMBS") include transactions collateralized by agency-guaranteed and non-agency mortgage obligations. Non-agency RMBS investments are primarily categorized by underlying borrower credit quality: Prime, Alt-A, Non-Qualified Mortgage ("Non-QM"), and Subprime. Prime borrowers typically default with the lowest frequency, Alt-A and Non-QM default at higher rates, and Subprime borrowers default with the highest frequency. In addition to borrower credit categories, RMBS investments include Re-Performing Loan ("RPL") and Credit Risk Transfer ("CRT") transactions. RPL transactions include borrowers with prior difficulty meeting the original mortgage terms and were subsequently modified, resulting in a sustainable payback arrangement. CRT securities are collateralized by Government-Sponsored Enterprise ("GSE") conforming mortgages and Prime borrowers, but without an agency guarantee against default losses.

Commercial mortgage-backed securities ("CMBS") are secured by commercial real estate mortgages, generally income producing properties that are managed for profit. Property types include, but are not limited to, multi-family dwellings including apartments, retail centers, hotels, restaurants, hospitals, nursing homes, warehouses, and office buildings. While most CMBS have call protection features whereby underlying borrowers may not prepay their mortgages for stated periods of time without incurring prepayment penalties, recoveries on defaulted collateral may result in involuntary prepayments.

Mortgage Loans

Mortgage loans are carried at amortized unpaid balance, net of allowance for estimated credit losses. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Payment terms specified for mortgage loans may include a prepayment penalty for unscheduled payoff of the investment. Prepayment penalties are recognized as investment income when received.

The allowance for estimated credit losses is measured using a loss-rate method on an individual asset basis. Inputs used include asset-specific characteristics, current economic conditions, historical loss information and reasonable and supportable forecasts about future economic conditions.

At December 31, 2022, the mortgage loan balance was primarily comprised of commercial mortgage loans. Approximately 16 percent, 10 percent, 7 percent and 7 percent of the commercial mortgage loan balance were on properties located in California, Maryland, Wisconsin and Georgia, respectively. No other state comprised greater than six percent of the commercial mortgage loan balance. At December 31, 2022, there were no commercial mortgage loans in process of foreclosure.

At December 31, 2022, we held residential mortgage loan investments with a carrying value of $187.7 million and a fair value of $190.7 million. At December 31, 2022, there were three residential mortgage loans that were noncurrent with a carrying value of $0.6 million (of which, two loans with a carrying value of $0.5 million were in foreclosure).

The following table provides the amortized cost by year of origination and estimated fair value of our outstanding commercial mortgage loans and the underlying collateral as of December 31, 2022 (dollars in millions):

Loan-to-value ratio (a)	2022	2021	2020	2019	2018	Prior	Total amortized cost	Estimated fair value Mortgage loans	Collateral
Less than 60%	$ 234.1	$ 114.7	$ 43.5	$ 75.4	$ 66.5	$ 476.3	$ 1,010.5	$ 889.8	$ 4,027.6
60% to less than 70%	47.2	13.2	—	—	8.2	45.0	113.6	104.7	170.7
70% to less than 80%	33.0	22.6	—	—	—	—	55.6	47.2	72.3
80% to less than 90%	—	—	—	—	—	42.5	42.5	34.5	52.0
90% or greater	—	—	—	—	—	10.0	10.0	6.7	10.7
Total	$ 314.3	$ 150.5	$ 43.5	$ 75.4	$ 74.7	$ 573.8	$ 1,232.2	$ 1,082.9	$ 4,333.3

(a) Loan-to-value ratios are calculated as the ratio of: (i) the amortized cost of the commercial mortgage loans; to (ii) the estimated fair value of the underlying collateral.

The following table summarizes changes in the allowance for credit losses related to mortgage loans for the three years ended December 31, 2022 (dollars in millions):

	Mortgage loans
Allowance for credit losses at January 1, 2020	$ 6.7
Current period provision for expected credit losses	5.1
Initial allowance recognized for purchased financial assets with credit deterioration	—
Write-offs charged against the allowance	—
Recoveries of amounts previously written off	—
Allowance for credit losses at December 31, 2020	11.8
Current period provision for expected credit losses	(6.2)
Initial allowance recognized for purchased financial assets with credit deterioration	—
Write-offs charged against the allowance	—
Recoveries of amounts previously written off	—
Allowance for credit losses at December 31, 2021	5.6
Current period provision for expected credit losses	2.4
Initial allowance recognized for purchased financial assets with credit deterioration	—
Write-offs charged against the allowance	—
Recoveries of amounts previously written off	—
Allowance for credit losses at December 31, 2022	$ 8.0

Other Investment Disclosures

Life insurance companies are required to maintain certain investments on deposit with state regulatory authorities. Such assets had an aggregate fair value of $37.2 million and $38.8 million at December 31, 2022 and 2021, respectively.

The Company had no fixed maturity investments that were in excess of 10 percent of shareholders' equity at December 31, 2022 and 2021.

4. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and, therefore, represents an exit price, not an entry price. We carry certain assets and liabilities at fair value on a recurring basis, including fixed maturities, equity securities, trading securities, investments held by VIEs, derivatives, separate account assets and embedded derivatives. We carry our COLI, which is invested in a series of mutual funds, at its cash surrender value which approximates fair value. In addition, we disclose fair value for certain financial instruments, including mortgage loans, policy loans, cash and cash equivalents, insurance liabilities for interest-sensitive products and funding agreements, investment borrowings, notes payable and borrowings related to VIEs.

The degree of judgment utilized in measuring the fair value of financial instruments is largely dependent on the level to which pricing is based on observable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. Financial instruments with readily available active quoted prices would be considered to have fair values based on the highest level of observable inputs, and little judgment would be utilized in measuring fair value. Financial instruments that rarely trade would often have fair value based on a lower level of observable inputs, and more judgment would be utilized in measuring fair value.

Valuation Hierarchy

There is a three-level hierarchy for valuing assets or liabilities at fair value based on whether inputs are observable or unobservable.

- Level 1 – includes assets and liabilities valued using inputs that are unadjusted quoted prices in active markets for identical assets or liabilities. Our Level 1 assets primarily include cash and cash equivalents and exchange-traded securities.

- Level 2 – includes assets and liabilities valued using inputs that are quoted prices for similar assets in an active market, quoted prices for identical or similar assets in a market that is not active, observable inputs, or observable inputs that can be corroborated by market data. Level 2 assets and liabilities include those financial instruments that are valued by independent pricing services using models or other valuation methodologies. These models consider various inputs such as credit rating, maturity, corporate credit spreads, reported trades and other inputs that are observable or derived from observable information in the marketplace or are supported by transactions executed in the marketplace. Financial assets in this category primarily include: certain publicly registered and privately placed corporate fixed maturity securities; certain government or agency securities; certain mortgage and asset-backed securities; certain equity securities; most investments held by our consolidated VIEs; and derivatives such as call options. Financial liabilities in this category include investment borrowings, notes payable and borrowings related to VIEs.

- Level 3 – includes assets and liabilities valued using unobservable inputs that are used in model-based valuations that contain management assumptions. Level 3 assets and liabilities include those financial instruments whose fair value is estimated based on broker/dealer quotes, pricing services or internally developed models or methodologies utilizing significant inputs not based on, or corroborated by, readily available market information. Financial assets in this category include certain corporate securities, certain structured securities, mortgage loans, and other less liquid securities. Financial liabilities in this category include our insurance liabilities for interest-sensitive products, which includes embedded derivatives (including embedded derivatives related to our fixed indexed annuity products and to a modified coinsurance arrangement), and funding agreements since their values include significant unobservable inputs including actuarial assumptions.

At each reporting date, we classify assets and liabilities into the three input levels based on the lowest level of input that is significant to the measurement of fair value for each asset and liability reported at fair value. This classification is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. Our assessment of the significance of a particular input to the fair value measurement and the ultimate classification of each asset and liability requires judgment and is subject to change from period to period based on the observability of the valuation inputs.

The vast majority of our assets carried at fair value use Level 2 inputs for the determination of fair value. These fair values are obtained primarily from independent pricing services, which use Level 2 inputs for the determination of fair value. Our Level 2 assets are valued as follows:

- Fixed maturities available for sale, equity securities and trading securities

    Corporate securities are generally priced using market and income approaches using independent pricing services. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity and credit spreads.

    U.S. Treasuries and obligations of U.S. Government corporations and agencies are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets and maturity.

    States and political subdivisions are generally priced using the market approach using independent pricing services. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances and credit spreads.

    Foreign governments are generally priced using the market approach using independent pricing services. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, new issuances, benchmark yields, credit spreads and issuer rating.

    Asset-backed securities, agency and non-agency residential mortgage-backed securities, collateralized loan obligations and commercial mortgage-backed securities are generally priced using market and income approaches using independent pricing services. Inputs generally consist of quoted prices in inactive markets, spreads on actively traded securities, expected prepayments, expected default rates, expected recovery rates and issue specific information including, but not limited to, collateral type, seniority and vintage.

    Equity securities are generally priced using the market approach. Inputs generally consist of trades of identical or similar securities, quoted prices in inactive markets, issuer rating, benchmark yields, maturity and credit spreads.

- Investments held by VIEs

    Corporate securities are generally priced using market and income approaches using pricing vendors. Inputs generally consist of issuer rating, benchmark yields, maturity, and credit spreads.

- Other invested assets - derivatives

    The fair value measurements for derivative instruments, including embedded derivatives requiring bifurcation, are determined based on the consideration of several inputs including closing exchange or over-the-counter market price quotes, time value and volatility factors underlying options, market interest rates and non-performance risk.

Third-party pricing services normally derive security prices through recently reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information. If there are no recently reported trades, the third-party pricing services may use matrix or model processes to develop a security price where future cash flow expectations are discounted at an estimated risk-adjusted market rate. The number of prices obtained for a given security is dependent on the Company's analysis of such prices as further described below.

As the Company is responsible for the determination of fair value, we have control processes designed to ensure that the fair values received from third-party pricing sources are reasonable and the valuation techniques and assumptions used appear reasonable and consistent with prevailing market conditions. Additionally, when inputs are provided by third-party pricing sources, we have controls in place to review those inputs for reasonableness. As part of these controls, we perform monthly quantitative and qualitative analysis on the prices received from third parties to determine whether the prices are reasonable estimates of fair value. The Company's analysis includes: (i) a review of the methodology used by third-party pricing services; (ii) where available, a comparison of multiple pricing services' valuations for the same security; (iii) a review of month to month price fluctuations; (iv) a review to ensure valuations are not unreasonably dated; and (v) back testing to compare actual purchase and sale transactions with valuations received from third parties. As a result of such procedures, the Company may conclude a particular price received from a third party is not reflective of current market conditions. In those instances, we may request additional pricing quotes or apply internally developed valuations. However, the number of such instances is insignificant and the aggregate change in value of such investments is not materially different from the original prices received.

The categorization of the fair value measurements of our investments priced by independent pricing services was based upon the Company's judgment of the inputs or methodologies used by the independent pricing services to value different asset classes. Such inputs typically include: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and other relevant data. The Company categorizes such fair value measurements based upon asset classes and the underlying observable or unobservable inputs used to value such investments.

For securities that are not priced by pricing services and may not be reliably priced using pricing models, we obtain broker quotes. These broker quotes are non-binding and represent an exit price, but assumptions used to establish the fair value may not be observable and therefore represent Level 3 inputs. Approximately 89 percent of our Level 3 fixed maturity securities and trading securities were valued using unadjusted broker quotes or broker-provided valuation inputs. The remaining Level 3 fixed maturity investments do not have readily determinable market prices and/or observable inputs. For these securities, we use internally developed valuations. Key assumptions used to determine fair value for these securities may include risk premiums, projected performance of underlying collateral and other factors involving significant assumptions which may not be reflective of an active market. For certain investments, we use a matrix or model process to develop a security price where future cash flow expectations are discounted at an estimated market rate. The pricing matrix incorporates term interest rates as well as a spread level based on the issuer's credit rating, other factors relating to the issuer, and the security's maturity. In some instances issuer-specific spread adjustments, which can be positive or negative, are made based upon internal analysis of security specifics such as liquidity, deal size, and time to maturity.

The categorization of fair value measurements, by input level, for our financial instruments carried at fair value on a recurring basis at December 31, 2022 is as follows (dollars in millions):

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Fixed maturities, available for sale:				
Corporate securities	$ —	$ 11,584.9	$ 127.8	$ 11,712.7
United States Treasury securities and obligations of United States government corporations and agencies	—	158.7	—	158.7
States and political subdivisions	—	2,388.5	—	2,388.5
Foreign governments	—	74.7	—	74.7
Asset-backed securities	—	1,230.0	57.0	1,287.0
Agency residential mortgage-backed securities	—	175.0	—	175.0
Non-agency residential mortgage-backed securities	—	1,492.3	56.2	1,548.5
Collateralized loan obligations	—	782.5	3.4	785.9
Commercial mortgage-backed securities	—	2,207.9	14.5	2,222.4
Total fixed maturities, available for sale	—	20,094.5	258.9	20,353.4
Equity securities - corporate securities	59.6	—	75.7	135.3
Trading securities:				
Asset-backed securities	—	15.1	—	15.1
Agency residential mortgage-backed securities	—	.3	—	.3
Non-agency residential mortgage-backed securities	—	60.2	.5	60.7
Commercial mortgage-backed securities	—	131.8	—	131.8
Total trading securities	—	207.4	.5	207.9
Investments held by variable interest entities - corporate securities	—	1,077.6	—	1,077.6
Other invested assets:				
Derivatives	—	56.7	—	56.7
Residential tranches	—	—	18.3	18.3
Total other invested assets	—	56.7	18.3	75.0
Assets held in separate accounts	—	2.7	—	2.7
Total assets carried at fair value by category	$ 59.6	$ 21,438.9	$ 353.4	$ 21,851.9
Liabilities:				
Embedded derivatives associated with fixed indexed annuity products (classified as policyholder account liabilities)	$ —	$ —	$ 1,297.0	$ 1,297.0

The categorization of fair value measurements, by input level, for our financial instruments carried at fair value on a recurring basis at December 31, 2021 is as follows (dollars in millions):

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Fixed maturities, available for sale:				
Corporate securities	$ —	$ 15,361.1	$ 89.7	$ 15,450.8
United States Treasury securities and obligations of United States government corporations and agencies	—	219.6	—	219.6
States and political subdivisions	—	3,004.2	—	3,004.2
Foreign governments	—	98.5	—	98.5
Asset-backed securities	—	1,136.3	26.6	1,162.9
Agency residential mortgage-backed securities	—	40.4	—	40.4
Non-agency residential mortgage-backed securities	—	2,023.8	—	2,023.8
Collateralized loan obligations	—	583.3	5.0	588.3
Commercial mortgage-backed securities	—	2,197.9	19.0	2,216.9
Total fixed maturities, available for sale	—	24,665.1	140.3	24,805.4
Equity securities - corporate securities	100.8	18.8	11.5	131.1
Trading securities:				
Asset-backed securities	—	5.8	—	5.8
Agency residential mortgage-backed securities	—	.4	—	.4
Non-agency residential mortgage-backed securities	—	77.5	3.5	81.0
Commercial mortgage-backed securities	—	127.1	12.9	140.0
Total trading securities	—	210.8	16.4	227.2
Investments held by variable interest entities - corporate securities	—	1,197.4	2.2	1,199.6
Other invested assets - derivatives	—	227.5	—	227.5
Assets held in separate accounts	—	3.9	—	3.9
Total assets carried at fair value by category	$ 100.8	$ 26,323.5	$ 170.4	$ 26,594.7
Liabilities:				
Embedded derivatives associated with fixed indexed annuity products (classified as policyholder account liabilities)	$ —	$ —	$ 1,724.1	$ 1,724.1

The fair value of our financial instruments disclosed at fair value on a recurring basis are as follows (dollars in millions):

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total estimated fair value	Total carrying amount
December 31, 2022					
Assets:					
Mortgage loans	$ —	$ —	$ 1,273.6	$ 1,273.6	$ 1,411.9
Policy loans	—	—	121.6	121.6	121.6
Other invested assets:					
Company-owned life insurance	—	199.1	—	199.1	199.1
Cash and cash equivalents:					
Unrestricted	575.7	—	—	575.7	575.7
Held by variable interest entities	69.2	—	—	69.2	69.2
Liabilities:					
Policyholder account liabilities	—	—	14,858.3	14,858.3	14,858.3
Investment borrowings	—	1,640.5	—	1,640.5	1,639.5
Borrowings related to variable interest entities	—	1,066.3	—	1,066.3	1,104.6
Notes payable – direct corporate obligations	—	1,077.0	—	1,077.0	1,138.8

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total estimated fair value	Total carrying amount
December 31, 2021					
Assets:					
Mortgage loans	$ —	$ —	$ 1,297.5	$ 1,297.5	$ 1,218.6
Policy loans	—	—	120.2	120.2	120.2
Other invested assets:					
Company-owned life insurance	—	207.0	—	207.0	207.0
Cash and cash equivalents:					
Unrestricted	632.1	—	—	632.1	632.1
Held by variable interest entities	99.6	—	—	99.6	99.6
Liabilities:					
Policyholder account liabilities	—	—	13,689.7	13,689.7	13,689.7
Investment borrowings	—	1,719.6	—	1,719.6	1,715.8
Borrowings related to variable interest entities	—	1,144.8	—	1,144.8	1,147.9
Notes payable – direct corporate obligations	—	1,283.4	—	1,283.4	1,137.3

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

The following table presents additional information about assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value for the year ended December 31, 2022 (dollars in millions):

	December 31, 2022								
	Beginning balance as of December 31, 2021	Purchases, sales, issuances and settlements, net (b)	Total realized and unrealized gains (losses) included in net income	Total realized and unrealized gains (losses) included in accumulated other comprehensive income (loss)	Transfers into Level 3 (a)	Transfers out of Level 3 (a)	Ending balance as of December 31, 2022	Amount of total gains (losses) for the year ended December 31, 2022 included in our net income relating to assets still held as of the reporting date	Amount of total gains (losses) for the year ended December 31, 2022 included in accumulated other comprehensive income (loss) relating to assets still held as of the reporting date
Assets:									
Fixed maturities, available for sale:									
Corporate securities	$ 89.7	$ 15.2	$ (10.4)	$ (35.5)	$ 76.2	$ (7.4)	$ 127.8	$ (9.8)	$ (37.8)
Asset-backed securities	26.6	38.1	(.1)	(10.3)	2.7	—	57.0	—	(10.3)
Non-agency residential mortgage-backed securities	—	14.3	(.3)	(24.7)	66.9	—	56.2	—	(24.7)
Collateralized loan obligations	5.0	—	—	(.2)	3.6	(5.0)	3.4	—	(.4)
Commercial mortgage-backed securities	19.0	—	—	(4.5)	—	—	14.5	—	(4.6)
Total fixed maturities, available for sale	140.3	67.6	(10.8)	(75.2)	149.4	(12.4)	258.9	(9.8)	(77.8)
Equity securities - corporate securities	11.5	63.9	.3	—	—	—	75.7	.4	—
Trading securities:									
Non-agency residential mortgage-backed securities	3.5	—	(.3)	—	.8	(3.5)	.5	(.3)	—
Commercial mortgage-backed securities	12.9	—	—	—	—	(12.9)	—	—	—
Total trading securities	16.4	—	(.3)	—	.8	(16.4)	.5	(.3)	—
Investments held by variable interest entities - corporate securities	2.2	(2.1)	(.1)	—	—	—	—	—	—
Other invested assets - residual tranches	—	18.6	—	(2.1)	1.8	—	18.3	—	(2.1)

(a) Transfers into Level 3 are the result of unobservable inputs utilized within valuation methodologies for assets that were previously valued using observable inputs. Transfers out of Level 3 are due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate.

(b) Purchases, sales, issuances and settlements, net, represent the activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily consists of purchases and sales of fixed maturity and equity securities. The following summarizes such activity for the year ended December 31, 2022 (dollars in millions):

	Purchases	Sales	Issuances	Settlements	Purchases, sales, issuances and settlements, net
Assets:					
Fixed maturities, available for sale:					
Corporate securities	$ 27.3	$ (12.1)	$ —	$ —	$ 15.2
Asset-backed securities	41.0	(2.9)	—	—	38.1
Non-agency residential mortgage-backed securities	20.3	(6.0)	—	—	14.3
Total fixed maturities, available for sale	88.6	(21.0)	—	—	67.6
Equity securities - corporate securities	67.0	(3.1)	—	—	63.9
Investments held by variable interest entities - corporate securities	—	(2.1)	—	—	(2.1)
Other invested assets - residual tranches	18.6	—	—	—	18.6

The following table presents additional information about assets measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value for the year ended December 31, 2021 (dollars in millions):

	December 31, 2021								
	Beginning balance as of December 31, 2020	Purchases, sales, issuances and settlements, net (b)	Total realized and unrealized gains (losses) included in net income	Total realized and unrealized gains (losses) included in accumulated other comprehensive income (loss)	Transfers into Level 3 (a)	Transfers out of Level 3 (a)	Ending balance as of December 31, 2021	Amount of total gains (losses) for the year ended December 31, 2021 included in our net income relating to assets still held as of the reporting date	Amount of total gains (losses) for the year ended December 31, 2021 included in accumulated other comprehensive income (loss) relating to assets still held as of the reporting date
Assets:									
Fixed maturities, available for sale:									
Corporate securities	$ 146.9	$ 25.0	$ (.5)	$ 1.4	$ —	$ (83.1)	$ 89.7	$ (.5)	$ (.6)
Asset-backed securities	14.3	14.4	—	(.1)	—	(2.0)	26.6	—	(.1)
Non-agency residential mortgage-backed securities	1.6	—	—	—	—	(1.6)	—	—	—
Collateralized loan obligations	—	5.0	—	—	—	—	5.0	—	—
Commercial mortgage-backed securities	—	6.5	—	(.7)	13.2	—	19.0	—	(.8)
Total fixed maturities, available for sale	162.8	50.9	(.5)	.6	13.2	(86.7)	140.3	(.5)	(1.5)
Equity securities - corporate securities	26.8	(8.0)	(7.3)	—	—	—	11.5	(7.3)	—
Trading securities:									
Non-agency residential mortgage-backed securities	5.9	(2.5)	(.4)	.5	—	—	3.5	(.4)	—
Commercial mortgage-backed securities	17.0	—	(.1)	.7	—	(4.7)	12.9	(.1)	—
Total trading securities	22.9	(2.5)	(.5)	1.2	—	(4.7)	16.4	(.5)	—
Investments held by variable interest entities - corporate securities	—	(.2)	—	.1	2.3	—	2.2	—	.1

(a) Transfers into Level 3 are the result of unobservable inputs utilized within valuation methodologies for assets that were previously valued using observable inputs. Transfers out of Level 3 are due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company is able to validate.

(b) Purchases, sales, issuances and settlements, net, represent the activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily consists of purchases and sales of fixed maturity and equity securities. The following summarizes such activity for the year ended December 31, 2021 (dollars in millions):

	Purchases	Sales	Issuances	Settlements	Purchases, sales, issuances and settlements, net
Assets:					
Fixed maturities, available for sale:					
Corporate securities	$ 25.2	$ (.2)	$ —	$ —	$ 25.0
Asset-backed securities	15.0	(.6)	—	—	14.4
Collateralized loan obligations	5.0	—	—	—	5.0
Commercial mortgage-backed securities	6.5	—	—	—	6.5
Total fixed maturities, available for sale	51.7	(.8)	—	—	50.9
Equity securities - corporate securities	.2	(8.2)	—	—	(8.0)
Trading securities - non-agency residential mortgage-backed securities	—	(2.5)	—	—	(2.5)
Investments held by variable interest entities - corporate securities	—	(.2)	—	—	(.2)

Realized and unrealized investment gains and losses presented in the preceding tables represent gains and losses during the time the applicable financial instruments were classified as Level 3. Realized and unrealized gains (losses) on Level 3 assets are primarily reported in either net investment income for policyholder and other special-purpose portfolios or investment gains (losses) within the consolidated statement of operations or accumulated other comprehensive income (loss) within shareholders' equity based on the appropriate accounting treatment for the instrument. The amount presented for gains (losses) included in our net income for assets still held as of the reporting date primarily represents: (i) the change in the allowance for credit losses for fixed maturities, available for sale; and (ii) changes in fair value of equity securities and trading securities that are held as of the reporting date. The amount presented for gains (losses) included in accumulated other comprehensive income (loss) for assets still held as of the reporting date primarily represents changes in the fair value of fixed maturities, available for sale, that are held as of the reporting date.

At December 31, 2022, 86 percent of our Level 3 fixed maturities, available for sale, were investment grade and 49 percent of our Level 3 fixed maturities, available for sale, consisted of corporate securities.

The following table summarizes changes in the value of our embedded derivatives associated with fixed indexed annuity products (classified as policyholder account liabilities) which are measured at fair value on a recurring basis and for which we have utilized significant unobservable (Level 3) inputs to determine fair value (dollars in millions):

	2022	2021
Balance at beginning of the period	$ 1,724.1	$ 1,644.5
Premiums less benefits	61.4	103.1
Change in fair value, net	(488.5)	(23.5)
Balance at end of the period	$ 1,297.0	$ 1,724.1

The change in fair value, net for each period in our embedded derivatives is included in the consolidated statement of operations.

The following table provides additional information about the significant unobservable (Level 3) inputs developed internally by the Company to determine fair value for certain assets and liabilities carried at fair value at December 31, 2022 (dollars in millions):

	Fair value at December 31, 2022	Valuation techniques	Unobservable inputs	Range (weighted average) (a)
Assets:				
Corporate securities (b)	$ 2.9	Discounted cash flow analysis	Discount margins	2.23% - 3.94% (2.25%)
Corporate securities (c)	3.5	Recovery method	Percent of recovery expected	0.00% - 35.00% (35.00%)
Corporate securities (d)	.5	Unadjusted purchase price	Not applicable	Not applicable
Asset-backed securities (e)	21.8	Discounted cash flow analysis	Discount margins	2.50% - 3.86% (3.30%)
Equity securities (f)	63.9	Market comparables	EBITDA multiples	8.5X
Equity securities (g)	.1	Recovery method	Percent of recovery expected	0.00% - 100.00% (100.00%)
Equity securities (h)	11.7	Unadjusted purchase price	Not applicable	Not applicable
Other assets categorized as Level 3 (i)	249.0	Unadjusted third-party price source	Not applicable	Not applicable
Total	353.4			
Liabilities:				
Embedded derivatives related to fixed indexed annuity products (classified as policyholder account liabilities) (j)	1,297.0	Discounted projected embedded derivatives	Projected portfolio yields	4.30% - 4.63% (4.31%)
			Discount rates	3.77% - 5.48% (4.47%)
			Surrender rates	1.90% - 27.70% (9.20%)

(a) The weighted average is based on the relative fair value of the related assets or liabilities.

(b) Corporate securities - The significant unobservable input used in the fair value measurement of our corporate securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would have resulted in a significantly lower (higher) fair value measurement.

(c) Corporate securities - The significant unobservable input used in the fair value measurement of these corporate securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would have resulted in a significantly higher (lower) fair value measurement.

(d) Corporate securities - For these assets, there were no adjustments to the purchase price.

(e) Asset-backed securities - The significant unobservable input used in the fair value measurement of these asset-backed securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would have resulted in a significantly lower (higher) fair value measurement.

(f) Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). Generally, increases (decreases) in the EBITDA multiples would result in higher (lower) fair value measurements.

(g) Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would have resulted in a significantly higher (lower) fair value measurement.

(h) Equity securities - For these assets, there were no adjustments to the purchase price.

(i) Other assets categorized as Level 3 - For these assets, there were no adjustments to non-binding quoted market prices obtained from third-party pricing sources.

(j) Embedded derivatives related to fixed indexed annuity products (classified as policyholder account liabilities) - The significant unobservable inputs used in the fair value measurement of our embedded derivatives associated with fixed indexed annuity products are projected portfolio yields, discount rates and surrender rates. Increases (decreases) in projected portfolio yields in isolation would have resulted in a higher (lower) fair value measurement. The discount rate is based on risk free rates (U.S. Treasury rates for similar durations) adjusted for our non-performance risk and risk margins for non-capital market inputs. Increases (decreases) in the discount rates would have resulted in a lower (higher) fair value measurement. Assumed surrender rates are used to project how long the contracts remain in force. Generally, the longer the contracts are assumed to be in force the higher the fair value of the embedded derivative.

The following table provides additional information about the significant unobservable (Level 3) inputs developed internally by the Company to determine fair value for certain assets and liabilities carried at fair value at December 31, 2021 (dollars in millions):

	Fair value at December 31, 2021	Valuation techniques	Unobservable inputs	Range (weighted average) (a)
Assets:				
Corporate securities (b)	$ .1	Discounted cash flow analysis	Discount margins	4.49%
Corporate securities (c)	2.3	Recovery method	Percent of recovery expected	0.00% - 100.00% (100.00%)
Corporate securities (d)	12.5	Unadjusted purchase price	Not applicable	Not applicable
Asset-backed securities (e)	11.6	Discounted cash flow analysis	Discount margins	1.50%
Equity securities (f)	3.3	Recovery method	Percent of recovery expected	0.00% - 100.00% (100.00%)
Equity securities (g)	8.2	Unadjusted purchase price	Not applicable	Not applicable
Other assets categorized as Level 3 (h)	132.4	Unadjusted third-party price source	Not applicable	Not applicable
Total	170.4			
Liabilities:				
Embedded derivatives related to fixed indexed annuity products (classified as policyholder account liabilities) (i)	1,724.1	Discounted projected embedded derivatives	Projected portfolio yields	3.98% - 4.37% (3.99%)
			Discount rates	0.31% - 3.18% (1.89%)
			Surrender rates	1.50% - 26.40% (9.00%)

(a) The weighted average is based on the relative fair value of the related assets or liabilities.
(b) Corporate securities - The significant unobservable input used in the fair value measurement of our corporate securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would have resulted in a significantly lower (higher) fair value measurement.
(c) Corporate securities - The significant unobservable input used in the fair value measurement of these corporate securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would have resulted in a significantly higher (lower) fair value measurement.
(d) Corporate securities - For these assets, there were no adjustments to the purchase price.
(e) Asset-backed securities - The significant unobservable input used in the fair value measurement of these asset-backed securities is discount margin added to a riskless market yield. Significant increases (decreases) in discount margin in isolation would have resulted in a significantly lower (higher) fair value measurement.

(f) Equity securities - The significant unobservable input used in the fair value measurement of these equity securities is percentage of recovery expected. Significant increases (decreases) in percentage of recovery expected in isolation would have resulted in a significantly higher (lower) fair value measurement.

(g) Equity securities - For these assets, there were no adjustments to the purchase price.

(h) Other assets categorized as Level 3 - For these assets, there were no adjustments to non-binding quoted market prices obtained from third-party pricing sources.

(i) Embedded derivatives related to fixed indexed annuity products (classified as policyholder account liabilities) - The significant unobservable inputs used in the fair value measurement of our embedded derivatives associated with fixed indexed annuity products are projected portfolio yields, discount rates and surrender rates. Increases (decreases) in projected portfolio yields in isolation would have resulted in a higher (lower) fair value measurement. The discount rate is based on risk free rates (U.S. Treasury rates for similar durations) adjusted for our non-performance risk and risk margins for non-capital market inputs. Increases (decreases) in the discount rates would have resulted in a lower (higher) fair value measurement. Assumed surrender rates are used to project how long the contracts remain in force. Generally, the longer the contracts are assumed to be in force the higher the fair value of the embedded derivative.

5. LIABILITIES FOR INSURANCE PRODUCTS

Our future policy benefits are summarized as follows (dollars in millions):

	Withdrawal assumption	Morbidity assumption	Mortality assumption	Average interest rate assumption	2022	2021
Long-term care	Company experience	Company experience	Company experience	5%	$ 5,292.4	$ 5,236.1
Traditional life insurance contracts	Company experience	Not applicable	(a)	5%	2,695.6	2,632.4
Accident and health contracts	Company experience	Company experience	Company experience	5%	3,384.3	3,302.7
Interest-sensitive life insurance contracts	Company experience	Company experience	Company experience	5%	53.5	73.6
Annuities and supplemental contracts with life contingencies	Company experience	Not applicable	(b)	3%	383.3	425.9
Total					$11,809.1	$11,670.7

(a) Principally, modifications of: (i) the 1965 - 70 and 1975 - 80 Basic Tables; and (ii) the 1941, 1958 and 1980 Commissioners' Standard Ordinary Tables; as well as Company experience.

(b) Principally, modifications of: (i) the 1971 Individual Annuity Mortality Table; (ii) the 1983 Table "A"; and (iii) the Annuity 2000 Mortality Table; as well as Company experience.

Our policyholder account liabilities are summarized as follows (dollars in millions):

	2022	2021
Fixed indexed annuities	$ 9,268.9	$ 8,891.7
Other annuities	2,855.6	3,014.2
Interest-sensitive life insurance contracts	1,323.0	1,281.8
Funding agreements	1,410.8	502.0
Total	$ 14,858.3	$ 13,689.7

The Company establishes reserves for insurance policy benefits based on assumptions as to investment yields, mortality, morbidity, withdrawals, lapses and maintenance expenses. These reserves include amounts for estimated future payment of claims based on actuarial assumptions. The balance includes provision for the Company's best estimate of the future policyholder benefits to be incurred on this business, given recent and expected future changes in experience.

Changes in the unpaid claims reserve (included in claims payable) and disabled life reserves related to accident and health insurance (included in the liability for future policy benefits) were as follows (dollars in millions):

	2022	2021	2020
Balance, beginning of year	$ 1,742.2	$ 1,825.0	$ 1,921.2
Less reinsurance (receivables) payables	(814.6)	(881.5)	(993.2)
Net balance, beginning of year	927.6	943.5	928.0
Incurred claims related to:			
Current year	1,177.8	1,205.0	1,177.8
Prior years (a)	(111.2)	(111.5)	(75.2)
Total incurred	1,066.6	1,093.5	1,102.6
Interest on claim reserves	33.1	34.8	36.8
Paid claims related to:			
Current year	(789.6)	(802.9)	(766.1)
Prior years	(342.6)	(341.3)	(357.8)
Total paid	(1,132.2)	(1,144.2)	(1,123.9)
Net balance, end of year	895.1	927.6	943.5
Add reinsurance receivables (payables)	863.2	814.6	881.5
Balance, end of year	$ 1,758.3	$ 1,742.2	$ 1,825.0

(a) The reserves and liabilities we establish are necessarily based on estimates, assumptions and prior years' statistics. Such amounts will fluctuate based upon the estimation procedures used to determine the amount of unpaid losses. It is possible that actual claims will exceed our reserves and have a material adverse effect on our results of operations and financial condition.

6. INCOME TAXES

The components of income tax expense (benefit) were as follows (dollars in millions):

	2022	2021	2020
Current tax expense (benefit)	$ 31.8	$ 64.1	$ (24.0)
Deferred tax expense	88.7	62.6	100.5
Income tax expense calculated based on annual effective tax rate	120.5	126.7	76.5
Income tax expense on discrete items:			
Carryback of net operating losses to years with a higher statutory corporate rate pursuant to provisions of the CARES Act (as defined below)	—	—	(34.0)
Total income tax expense	$ 120.5	$ 126.7	$ 42.5

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, a tax-and-spending package intended to provide economic relief to address the impact of the COVID-19 pandemic, was signed into law in March 2020. Provisions in the CARES Act permitted NOLs arising in a taxable year beginning after December 31, 2017, and before January 1, 2021 to be allowed as a carryback to each of the five taxable years preceding the taxable year of such loss. Accordingly, we were able to carryback the NOL created in 2018 related to the long-term care reinsurance transaction to 2017 and 2016 resulting in a $34.0 million tax benefit in 2020 due to the difference in tax rates between the current enacted rate of 21% and the enacted rate in 2016 and 2017 of 35%. This provision also accelerated the utilization of approximately $375 million of life NOLs and restored approximately $130 million of non-life NOLs. Further, the CARES Act temporarily repealed the 80 percent limitation for taxable years beginning before January 1, 2021 (as required under the Tax Cuts and Job Act (the "Tax Reform Act")). This provision resulted in the acceleration of approximately $105 million of life NOLs and restored approximately $35 million of non-life NOLs. In July 2021, we received an $80 million refund from the Internal Revenue Service (the "IRS") pursuant to the carryback provisions in the CARES Act.

A reconciliation of the U.S. statutory corporate tax rate to the effective rate reflected in the consolidated statement of operations is as follows:

	2022	2021	2020
U.S. statutory corporate rate	21.0%	21.0%	21.0%
Non-taxable income and nondeductible benefits, net	(.4)	(.5)	(.4)
State taxes	2.7	1.8	1.6
Carryback of net operating losses to years with a higher statutory corporate rate pursuant to provisions of the CARES Act	—	—	(9.9)
Effective tax rate	23.3%	22.3%	12.3%

The components of the Company's income tax assets and liabilities are summarized below (dollars in millions):

	2022	2021
Deferred tax assets:		
Net federal operating loss carryforwards	$ 166.0	$ 241.4
Net state operating loss carryforwards	2.5	2.3
Insurance liabilities	322.2	390.7
Indirect costs allocable to self-constructed real estate assets	214.8	158.3
Accumulated other comprehensive loss	589.0	—
Other	7.3	27.5
Gross deferred tax assets	1,301.8	820.2
Deferred tax liabilities:		
Investments	(37.2)	(48.2)
Present value of future profits and deferred acquisition costs	(107.1)	(119.4)
Accumulated other comprehensive income	—	(540.4)
Gross deferred tax liabilities	(144.3)	(708.0)
Net deferred tax assets	1,157.5	112.2
Current income taxes prepaid	8.0	6.1
Income tax assets, net	$1,165.5	$ 118.3

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and NOLs. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, are considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies.

We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis using a deferred tax valuation model. Our model is adjusted to reflect changes in our projections of future taxable income including changes resulting from the Tax Reform Act, investment strategies, the impact of the sale or reinsurance of business, the recapture of business previously ceded, tax planning strategies and the COVID-19 pandemic. Our estimates of future taxable income are based on evidence we consider to be objectively verifiable. At December 31, 2022, our projection of future taxable income for purposes of determining the valuation allowance is based on our estimates of such future taxable income through the date our NOLs expire. Such estimates are subject to the risks and uncertainties associated with the COVID-19 pandemic and the extent to which actual impacts differ from the assumptions used in our deferred tax valuation model. Based on our assessment, we have concluded that it is more likely than not that all our deferred tax assets of $1,157.5 million will be realized through future taxable earnings.

Recovery of our deferred tax asset is dependent on achieving the level of future taxable income projected in our deferred tax valuation model and failure to do so could result in an increase in the valuation allowance in a future period. Any future increase in the valuation allowance may result in additional income tax expense and reduce shareholders' equity, and such an increase could have a significant impact upon our earnings in the future.

The Internal Revenue Code (the "Code") limits the extent to which losses realized by a non-life entity (or entities) may offset income from a life insurance company (or companies) to the lesser of: (i) 35 percent of the income of the life insurance company; or (ii) 35 percent of the total loss of the non-life entities (including NOLs of the non-life entities). There is no similar limitation on the extent to which losses realized by a life insurance entity (or entities) may offset income from a non-life entity (or entities).

Section 382 of the Code imposes limitations on a corporation's ability to use its NOLs when the company undergoes a 50 percent ownership change over a three year period. Future transactions and the timing of such transactions could cause an ownership change for Section 382 income tax purposes. Such transactions may include, but are not limited to, additional repurchases under our securities repurchase program, issuances of common stock and acquisitions or sales of shares of CNO stock by certain holders of our shares, including persons who have held, currently hold or may accumulate in the future five percent or more of our outstanding common stock for their own account. Many of these transactions are beyond our control. If an additional ownership change were to occur for purposes of Section 382, we would be required to calculate an annual restriction on the use of our NOLs to offset future taxable income. The annual restriction would be calculated based upon the value of CNO's equity at the time of such ownership change, multiplied by a federal long-term tax exempt rate (3.29 percent at December 31, 2022), and the annual restriction could limit our ability to use a substantial portion of our NOLs to offset future taxable income. We regularly monitor ownership change (as calculated for purposes of Section 382) and, as of December 31, 2022, we were below the 50 percent ownership change level that could limit our ability to utilize our NOLs.

In 2009, the Company's Board of Directors adopted a Section 382 Rights Agreement designed to protect shareholder value by preserving the value of our tax assets primarily associated with tax NOLs under Section 382. The Section 382 Rights Agreement was adopted to reduce the likelihood of an ownership change occurring by deterring the acquisition of stock that would create "5 percent shareholders" as defined in Section 382. The Section 382 Rights Agreement has been amended four times, most recently effective November 13, 2020 (the "Fourth Amended and Restated Section 382 Rights Agreement"). The Fourth Amended and Restated Section 382 Rights Agreement extended the expiration date of the Section 382 Rights Agreement to November 13, 2023, updated the purchase price of the rights described below and provided for a new series of preferred stock relating to the rights that is substantially identical to the prior series of preferred stock. The Fourth Amended and Restated Section 382 Rights Agreement was approved by the Company's stockholders at the Company's 2021 annual meeting.

Under the Section 382 Rights Agreement, one right was distributed for each share of our common stock outstanding as of the close of business on January 30, 2009 and for each share issued after that date. Pursuant to the Fourth Amended and Restated Section 382 Rights Agreement, if any person or group (subject to certain exemptions) becomes an owner of more than 4.99 percent of the Company's outstanding common stock (or any other interest in the Company that would be treated as "stock" under applicable Section 382 regulations) without the approval of the Board of Directors, there would be a triggering event causing significant dilution in the voting power and economic ownership of that person or group. Shareholders who held more than 4.99 percent of the Company's outstanding common stock as of November 13, 2020 will trigger a dilutive event only if they acquire additional shares exceeding one percent of our outstanding shares without prior approval from the Board of Directors.

In 2010, our shareholders approved an amendment to CNO's certificate of incorporation designed to prevent certain transfers of common stock which could otherwise adversely affect our ability to use our NOLs (the "Original Section 382 Charter Amendment"). Subject to the provisions set forth in the Original Section 382 Charter Amendment, the transfer restrictions generally will restrict any direct or indirect transfer (such as transfers of our common stock that results from the transfer of interests in other entities that own our stock) if: (i) the transferor is a person or public group (as such term is defined in the regulations under Section 382) who directly or indirectly owns or is deemed to own 4.99% or more of our common stock; (ii) the effect of the transfer would be to increase the direct or indirect ownership of our common stock by any person or public group from less than 4.99% to 4.99% or more of our common stock; or (iii) the effect of the transfer would be to increase the percentage of our common stock owned directly or indirectly by a person or public group owning or deemed to own 4.99% or more of our common stock. The Original Section 382 Charter Amendment was amended and extended in 2013, 2016, 2019 and 2022 (the "2022 Section 382 Charter Amendment"). The expiration date for the 2022 Section 382 Charter Amendment is July 31, 2025.

We have $0.8 billion of federal NOLs as of December 31, 2022, as summarized below (dollars in millions):

Year of expiration	Net operating loss carryforwards
2023	$ 203.7
2025	85.2
2026	149.9
2027	10.8
2028	80.3
2029	213.2
2030	.3
2031	.2
2032	44.4
2033	.6
2034	.9
2035	.8
Total federal non-life NOLs	$ 790.3

Our life NOLs were fully utilized in 2020. Our non-life NOLs can be used to offset 35 percent of life insurance company taxable income and 100 percent of non-life company taxable income until all non-life NOLs are utilized or expire.

We also had deferred tax assets related to NOLs for state income taxes of $2.5 million and $2.3 million at December 31, 2022 and 2021, respectively. The related state NOLs are available to offset future state taxable income in certain states and are expected to be fully utilized prior to expiration.

There were no unrecognized tax benefits in either 2022 or 2021.

The IRS is conducting an examination of our 2016 through 2018 tax returns. The federal statute of limitations remains open with respect to tax years 2016 through 2022. The Company's various state income tax returns are generally open for tax years based on individual state statutes of limitation. Generally, for tax years which generate NOLs, capital losses or tax credit carryforwards, the statute remains open until the expiration of the statute of limitations for the tax year in which such carryforwards are utilized. The outcome of tax audits cannot be predicted with certainty. If the Company's tax audits are not resolved in a manner consistent with management's expectations, the Company may be required to adjust its provision for income taxes.

7. NOTES PAYABLE - DIRECT CORPORATE OBLIGATIONS

The following notes payable were direct corporate obligations of the Company as of December 31, 2022 and 2021 (dollars in millions):

	2022	2021
5.250% Senior Notes due May 2025	$ 500.0	$ 500.0
5.250% Senior Notes due May 2029	500.0	500.0
5.125% Subordinated Debentures due 2060	150.0	150.0
Revolving Credit Agreement (as defined below)	—	—
Unamortized debt issuance costs	(11.2)	(12.7)
Direct corporate obligations	$ 1,138.8	$ 1,137.3

Subordinated Debentures due 2060

In November 2020, the Company issued $150.0 million of 5.125% Subordinated Debentures due 2060 (the "Debentures"). The terms of the Debentures are set forth in the Indenture, dated as of June 12, 2019 (the "2019 Base Indenture") as supplemented by the Second Supplemental Indenture, dated as of November 25, 2020 (the "2020 Supplemental Indenture" and, together with the 2019 Base Indenture, the "2020 Indenture"), each between the Company and U.S. Bank National Association, as trustee (the "Trustee"). The Debentures bear interest at an annual rate of 5.125%, payable quarterly in arrears on February 25, May 25, August 25 and November 25 commencing on February 25, 2021. The Debentures mature on November 25, 2060. The Company used the net proceeds from the issuance of the Debentures for general corporate purposes.

The Debentures are unsecured and rank junior to all existing and future senior indebtedness (including the 2025 Notes and 2029 Notes, each as defined below). In addition, the Debentures are structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

The Company may redeem the Debentures:

(i) in whole at any time or in part from time to time on or after November 25, 2025, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption;

(ii) in whole, but not in part, at any time prior to November 25, 2025, within 90 days of the occurrence of a "tax event" or a "regulatory capital event" (as such terms are defined in the 2020 Indenture) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

(iii) in whole, but not in part, at any time prior to November 25, 2025, within 90 days of the occurrence of a "rating agency event" (as such term is defined in the 2020 Indenture) at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption.

The 2020 Indenture contains covenants that will limit the ability of the Company and certain of its subsidiaries to consolidate, merge or sell, lease, transfer or otherwise dispose of its properties and assets substantially as an entirety.

An event of default with respect to the Debentures will occur only upon certain events of our bankruptcy, insolvency or receivership (as specified in the 2020 Indenture).

2029 Notes

On June 12, 2019, the Company executed the 2019 Base Indenture and the First Supplemental Indenture, dated as of June 12, 2019 (the "2019 Supplemental Indenture" and, together with the 2019 Base Indenture, the "2019 Indenture"), between the Company and the Trustee pursuant to which the Company issued $500.0 million aggregate principal amount of 5.250% Senior Notes due 2029 (the "2029 Notes").

The Company used the net proceeds from the offering of the 2029 Notes to: (i) repay all amounts outstanding under its existing Revolving Credit Agreement (as defined below); (ii) redeem and satisfy and discharge all of its outstanding 4.500% Senior Notes due May 2020 (the "2020 Notes"); and (iii) pay fees and expenses related to the foregoing. The remaining proceeds were used for general corporate purposes.

The 2029 Notes mature on May 30, 2029 and interest on the 2029 Notes is payable at 5.250% per annum. Interest on the 2029 Notes is payable semi-annually in cash in arrears on May 30 and November 30 of each year, commencing on November 30, 2019.

The 2029 Notes are senior unsecured obligations and rank equally with the Company's other senior unsecured and unsubordinated debt from time to time outstanding. The 2029 Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The 2029 Notes are structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

Prior to February 28, 2029, the Company may redeem some or all of the 2029 Notes at any time or from time to time at a "make-whole" redemption price plus accrued and unpaid interest to, but not including, the redemption date. On and after February 28, 2029, the Company may redeem some or all of the 2029 Notes at any time or from time to time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date.

Upon the occurrence of a Change of Control Repurchase Event (as defined in the 2019 Indenture), the Company will be required to make an offer to repurchase the 2029 Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase. In the event that the 2029 Notes receive investment grade credit ratings, this covenant will cease to apply.

The 2019 Indenture contains covenants that restrict the Company's ability, with certain exceptions, to:

- create liens;

- issue, sell, transfer or otherwise dispose of any shares of capital stock of any Insurance Subsidiary (as defined in the 2019 Indenture); and

- consolidate or merge with or into other companies or transfer all or substantially all of the Company's assets.

The 2019 Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the 2019 Indenture, failure to pay at maturity or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 50% in principal amount of the then outstanding 2029 Notes may declare the principal of and accrued but unpaid interest, including any additional interest, on all of the 2029 Notes to be due and payable.

2025 Notes

On May 19, 2015, the Company executed the Indenture, dated as of May 19, 2015 (the "2015 Base Indenture") and the First Supplemental Indenture, dated as of May 19, 2015 (the "2015 Supplemental Indenture" and, together with the 2015 Base Indenture, the "2015 Indenture"), between the Company and the Trustee pursuant to which the Company issued $325.0 million aggregate principal amount of the 2020 Notes and $500.0 million aggregate principal amount of 5.250% Senior Notes due 2025 (the "2025 Notes"). As described above, the 2020 Notes were redeemed on June 12, 2019.

The 2025 Notes mature on May 30, 2025. Interest on the 2025 Notes is payable at 5.250% per annum. Interest on the 2025 Notes is payable semi-annually in cash in arrears on May 30 and November 30 of each year, commencing on November 30, 2015.

The 2025 Notes are senior unsecured obligations and rank equally with the Company's other senior unsecured and unsubordinated debt from time to time outstanding, including obligations under the Revolving Credit Agreement (as defined below). The 2025 Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The 2025 Notes are structurally subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

Prior to February 28, 2025, the Company may redeem some or all of the 2025 Notes at any time or from time to time at a "make-whole" redemption price plus accrued and unpaid interest to, but not including, the redemption date. On and after February 28, 2025, the Company may redeem some or all of the 2025 Notes at any time or from time to time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date.

Upon the occurrence of a Change of Control Repurchase Event (as defined in the 2015 Indenture), the Company will be required to make an offer to repurchase the 2025 Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

The 2015 Indenture contains covenants that restrict the Company's ability, with certain exceptions, to:

- incur certain subsidiary indebtedness without also guaranteeing the 2025 Notes;

- create liens;

- enter into sale and leaseback transactions;

- issue, sell, transfer or otherwise dispose of any shares of capital stock of any Insurance Subsidiary (as defined in the 2015 Indenture); and

- consolidate or merge with or into other companies or transfer all or substantially all of the Company's assets.

The 2015 Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the 2015 Indenture, failure to pay at maturity or acceleration of other indebtedness, a failure to pay certain judgments and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding 2025 Notes may declare the principal of and accrued but unpaid interest, including any additional interest, on all of the 2025 Notes to be due and payable.

Revolving Credit Agreement

On May 19, 2015, the Company entered into a $150.0 million four-year unsecured revolving credit agreement with KeyBank National Association, as administrative agent (the "Agent"), and the lenders from time to time party thereto. On May 19, 2015, the Company made an initial drawing of $100.0 million under the Revolving Credit Agreement. On October 13, 2017, the Company entered into an amendment and restatement agreement (the "Amendment Agreement") with respect to its revolving credit agreement (as amended by the Amendment Agreement and the Second Amendment Agreement (as described below), the "Revolving Credit Agreement"). The Amendment Agreement, among other things, increased the total commitments available under the revolving credit facility from $150.0 million to $250.0 million, increased the aggregate amount of additional incremental loans the Company may incur from $50.0 million to $100.0 million and extended the maturity date of the revolving credit facility from May 19, 2019 to October 13, 2022 (which was further extended in July 2021 as described below). As described above, all amounts outstanding under the Revolving Credit Agreement were repaid in connection with the issuance of the 2029 Notes.

On July 16, 2021, the Company entered into a second amendment and restatement agreement (the "Second Amendment Agreement") with respect to its Revolving Credit Agreement. The Second Amendment Agreement, among other things, (i) revises the debt to total capitalization ratio to exclude hybrid securities from the calculation, except to the extent that the aggregate amount outstanding of all such hybrid securities exceeds an amount equal to 15% of total capitalization, (ii) reduces the net equity proceeds prong of the minimum consolidated net worth covenant from 50% to 25%, (iii) removes the aggregate RBC ratio covenant and (iv) extends the maturity date of the revolving credit facility to July 16, 2026. The Second Amendment Agreement continues to contain certain other restrictive covenants with which the Company must comply. The Second Amendment Agreement includes updated LIBOR fallback provisions.

The Revolving Credit Agreement includes an uncommitted subfacility for swingline loans of up to $5.0 million, and up to $5.0 million of the Revolving Credit Agreement is available for the issuance of letters of credit. The Company may incur additional incremental loans under the Revolving Credit Agreement in an aggregate principal amount of up to $100.0 million provided that there are no events of default and subject to certain other terms and conditions including the delivery of certain documentation.

The interest rates with respect to loans under the Revolving Credit Agreement are based on, at the Company's option, a floating base rate (defined as a per annum rate equal to the highest of: (i) the federal funds rate plus 0.50%; (ii) the "prime rate" of the Agent; and (iii) the eurodollar rate for a one-month interest period plus an applicable margin based on the Company's unsecured debt rating), or a eurodollar rate plus an applicable margin based on the Company's unsecured debt rating. The margins under the Revolving Credit Agreement range from 1.375 percent to 2.125 percent, in the case of loans at the eurodollar rate, and 0.375 percent to 1.125 percent, in the case of loans at the base rate. In addition, the daily average undrawn portion of the Revolving Credit Agreement accrues a

commitment fee payable quarterly in arrears. The applicable margin for, and the commitment fee applicable to, the Revolving Credit Agreement, will be adjusted from time to time pursuant to a ratings based pricing grid.

The Revolving Credit Agreement contains certain financial, affirmative and negative covenants. The negative covenants in the Revolving Credit Agreement include restrictions that relate to, among other things and subject to customary baskets, exceptions and limitations for facilities of this type:

- subsidiary debt;

- liens;

- restrictive agreements;

- restricted payments during the continuance of an event of default;

- disposition of assets and sale and leaseback transactions;

- transactions with affiliates;

- change in business;

- fundamental changes;

- modification of certain agreements; and

- changes to fiscal year.

The Revolving Credit Agreement requires the Company to maintain (each as calculated in accordance with the Revolving Credit Agreement): (i) a debt to total capitalization ratio (excluding hybrid securities, except to the extent that the aggregate amount outstanding of all such hybrid securities exceeds an amount equal to 15% of total capitalization) of not more than 35.0 percent (such ratio was 21.6 percent at December 31, 2022); and (ii) a minimum consolidated net worth of not less than the sum of (x) $2,674 million plus (y) 25.0% of the net equity proceeds received by the Company from the issuance and sale of equity interests in the Company (the Company's consolidated net worth was $3,493.9 million at December 31, 2022 compared to the minimum requirement of $2,694.4 million).

The Revolving Credit Agreement provides for customary events of default (subject in certain cases to customary grace and cure periods), which include, without limitation, the following:

- non-payment;

- breach of representations, warranties or covenants;

- cross-default and cross-acceleration;

- bankruptcy and insolvency events;

- judgment defaults;

- actual or asserted invalidity of documentation with respect to the Revolving Credit Agreement;

- change of control; and

- customary ERISA defaults.

If an event of default under the Revolving Credit Agreement occurs and is continuing, the Agent may accelerate the amounts and terminate all commitments outstanding under the Revolving Credit Agreement.

Scheduled Repayment of our Direct Corporate Obligations

The scheduled repayment of our direct corporate obligations was as follows at December 31, 2022 (dollars in millions):

Year ending December 31,		
2023	$	—
2024		—
2025		500.0
2026		—
2027		—
Thereafter		650.0
	$	1,150.0

8. LITIGATION AND OTHER LEGAL PROCEEDINGS

Legal Proceedings

The Company and its subsidiaries are involved in various legal actions in the normal course of business, in which claims for compensatory and punitive damages are asserted, some for substantial amounts. We recognize an estimated loss from these loss contingencies when we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Some of the pending matters have been filed as purported class actions and some actions have been filed in certain jurisdictions that permit punitive damage awards that are disproportionate to the actual damages incurred. The amounts sought in certain of these actions are often large or indeterminate and the ultimate outcome of certain actions is difficult to predict. In the event of an adverse outcome in one or more of these matters, there is a possibility that the ultimate liability may be in excess of the liabilities we have established and could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, the resolution of pending or future litigation may involve modifications to the terms of outstanding insurance policies or could impact the timing and amount of rate increases, which could adversely affect the future profitability of the related insurance policies. Based upon information presently available, and in light of legal, factual and other defenses available to the Company and its subsidiaries, the Company does not believe that it is probable that the ultimate liability from either pending or threatened legal actions, after consideration of existing loss provisions, will have a material adverse effect on the Company's consolidated financial condition, operating results or cash flows. However, given the inherent difficulty in predicting the outcome of legal proceedings, there exists the possibility that such legal actions could have a material adverse effect on the Company's consolidated financial condition, operating results or cash flows.

In addition to the inherent difficulty of predicting litigation outcomes, particularly those that will be decided by a jury, some matters purport to seek substantial or an unspecified amount of damages for unsubstantiated conduct spanning several years based on complex legal theories and damages models. The alleged damages typically are indeterminate or not factually supported in the complaint, and, in any event, the Company's experience indicates that monetary demands for damages often bear little relation to the ultimate loss. In some cases, plaintiffs are seeking to certify classes in the litigation and class certification either has been denied or is pending and we have filed oppositions to class certification or sought to decertify a prior class certification. In addition, for many of these cases: (i) there is uncertainty as to the outcome of pending appeals or motions; (ii) there are significant factual issues to be resolved; and/or (iii) there are novel legal issues presented. Accordingly, the Company cannot reasonably estimate the possible loss or range of loss in excess of amounts accrued, if any, or predict the timing of the eventual resolution of these matters. The Company reviews these matters on an ongoing basis. When assessing reasonably possible and probable outcomes, the Company bases its assessment on the expected ultimate outcome following all appeals.

On April 9, 2019, Bankers Conseco Life Insurance Company ("BCLIC") and Washington National commenced an action entitled *Bankers Conseco Life Insurance Company and Washington National Insurance Company v. Wilmington Trust, National Association,* in the Supreme Court of the State of New York, County of New York, Commercial Division (the "Wilmington Action"). BCLIC and Washington National seek an unspecified amount of damages, costs, attorney's fees, and other relief as the court deems appropriate. In the Wilmington Action, BCLIC and Washington National assert claims against Wilmington Trust, National Association ("Wilmington") for breaching its express contractual obligations under four trust agreements pursuant to which Wilmington was the trustee in regard to trust assets ceded as part of reinsurance agreements with Beechwood Re Ltd. ("BRe"), as well as for breaching its fiduciary duties to BCLIC and Washington National. The Court granted Wilmington's motion to dismiss this litigation. BCLIC and Washington National appealed the Court's decision. On April 20, 2021, the New York Appellate Division of the Supreme Court, First Judicial Department unanimously reversed the trial court and reinstated breach of contract and breach of fiduciary duty claims against Wilmington. The Wilmington Action is currently pending in the Supreme Court of the State of New York, County of New York, Commercial Division.

On June 7, 2019, the Joint Official Liquidators of Platinum Partners Value Arbitrage Fund L.P. (in Official Liquidation) and Principal Growth Strategies, LLC, commenced suit against, among others, CNO Financial Group, Inc., BCLIC, Washington National and 40|86 Advisors, Inc. (collectively, the "CNO Parties") in Delaware Chancery Court. Plaintiffs seek an unspecified amount of damages, costs, attorney's fees, and other relief as the court deems appropriate. Plaintiffs allege that the CNO Parties were unjustly enriched when they terminated BCLIC and Washington National's reinsurance agreements with BRe and recaptured assets from reinsurance trusts, in particular, Agera securities. Plaintiffs contend that the Agera securities were fraudulently transferred to the reinsurance trusts by other Platinum-related entities and they are seeking to claw back those Agera securities, or the value of those assets, from the CNO Parties. The CNO Parties are vigorously contesting the plaintiff's claims. The CNO Parties had removed the case to the United States District Court for the District of Delaware but on April 6, 2020, the District Court granted the plaintiff's motion to remand the case back to the Delaware Chancery Court. Plaintiffs have filed an Amended Complaint and the CNO Parties have moved to dismiss the Amended Complaint. The Delaware Chancery Court denied the CNO Parties' motions to dismiss the Amended Complaint on the basis of forum non conveniens, but granted the CNO Parties' motion to stay the case pending the conclusion of a related matter. After the stay is lifted, the court will address the CNO Parties' and other defendants' motions to dismiss the Amended Complaint on numerous other grounds.

On June 28, 2019, BCLIC and Washington National commenced an action entitled *Bankers Conseco Life Insurance Company and Washington National Insurance Company v. KPMG LLP,* in the Supreme Court of the State of New York, County of New York, Commercial Division (the "KPMG Action"). BCLIC and Washington National seek an unspecified amount of damages, costs, attorney's fees, and other relief as the court deems appropriate. In the KPMG Action, BCLIC and Washington National assert claims against KPMG LLP ("KPMG") for aiding and abetting fraud, constructive fraud and negligent misrepresentation arising from KPMG's alleged role in the Platinum Partners' scheme to defraud BCLIC and Washington National into reinsuring its long-term care business with BRe. The Court granted KPMG's motion to dismiss this litigation. BCLIC and Washington National appealed the Court's decision. On December 1, 2020, the New York Appellate Division of the Supreme Court, First Judicial Department unanimously reversed the trial court and reinstated the aiding and abetting claim against KPMG. The KPMG Action is currently pending in the Supreme Court of the State of New York, County of New York, Commercial Division.

On October 5, 2012, plaintiffs William Jeffrey Burnett and Joe H. Camp commenced an action entitled Burnett v. Conseco Life Ins. Co. against, among others, CNO Financial Group, Inc. and CNO Services, LLC (collectively, the "CNO Entities") in the United States District Court for the Central District of California on behalf of a putative class of former interest-sensitive whole life insurance policyholders who surrendered their policies or let them lapse. Plaintiffs' First Amended Complaint alleges that the CNO Entities are liable under an alter ego theory for Conseco Life Insurance Company's purported breach of the Optional Premium Payment Provision of plaintiffs' insurance policies. In January 2018, the case was transferred to the Southern District of Indiana. On August 17, 2020, the Court denied the CNO Entities' motions to dismiss. On January 13, 2021, the Court granted final approval of a class action settlement between plaintiffs and co-defendant Conseco Life Insurance Company (n/k/a Wilco Life Insurance Company). The case remains pending against the CNO Entities. On March 25, 2022, the Court certified a Rule 23(b)(3) class of under 2,000 policyholders who invoked the policy's Optional Premium Payment prior to October 2008 and who surrendered between October 7, 2008 and September 1, 2011. The Court's certification order acknowledged the existence of individualized issues of causation and damages, which the court stated could be addressed in individualized proceedings following a class trial on the alter ego allegations and the meaning of the subject insurance policy language. The CNO Entities continue to vigorously defend the case.

Regulatory Examinations and Fines

Insurance companies face significant risks related to regulatory investigations and actions. Regulatory investigations generally result from matters related to sales or underwriting practices, payment of contingent or other sales commissions, claim payments and procedures, product design, product disclosure, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, charging excessive or impermissible fees on products, procedures related to canceling policies, changing the way cost of insurance charges are calculated for certain life insurance products or recommending unsuitable products to customers. We are, in the ordinary course of our business, subject to various examinations, inquiries and information requests from state, federal and other authorities. The ultimate outcome of these regulatory actions (including the costs of complying with information requests and policy reviews) cannot be predicted with certainty. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of liabilities we have established and we could suffer significant reputational harm as a result of these matters, which could also have a material adverse effect on our business, financial condition, results of operations or cash flows.

In August 2011, we were notified of an examination to be done on behalf of a number of states for the purpose of determining compliance with unclaimed property laws by the Company and its subsidiaries. Such examination included inquiries related to the use of data available on the U.S. Social Security Administration's Death Master File ("SSADMF") to identify instances where benefits under life insurance policies, annuities and retained asset accounts are payable. We provided information to the examiners in response to their requests. A total of 42 states and the District of Columbia participated in this examination. In November 2018, we entered into an agreement for compliance with laws and regulations concerning the identification, reporting and escheatment of unclaimed contract benefits or abandoned funds (the "Global Resolution Agreement"). Under the terms of the Global Resolution Agreement, a third-party auditor acting on behalf of the signatory jurisdictions compared expanded matching criteria to the SSADMF to identify deceased insureds and contract holders where a valid claim has not been made. In May 2022, we received written notification that the exam is closed.

Guaranty Fund Assessments

The balance sheet at December 31, 2022, included: (i) accruals of $6.2 million, representing our estimate of all known assessments that will be levied against the Company's insurance subsidiaries by various state guaranty associations based on premiums written through December 31, 2022; and (ii) receivables of $10.6 million that we estimate will be recovered through a reduction in future premium taxes as a result of such assessments. At December 31, 2021, such guaranty fund assessment accruals were $6.8 million and such receivables were $12.6 million. These estimates are subject to change when the associations determine more precisely the losses that have occurred and how such losses will be allocated among the insurance companies. We recognized expense for such assessments of $2.1 million, $2.7 million and $2.9 million in 2022, 2021 and 2020, respectively.

Guarantees

In accordance with the terms of the employment agreements of two of the Company's former chief executive officers, certain wholly-owned subsidiaries of the Company are the guarantors of the former executives' nonqualified supplemental retirement benefits. The liability for such benefits was $20.5 million and $21.2 million at December 31, 2022 and 2021, respectively, and is included in the caption "Other liabilities" in the consolidated balance sheet.

Leases and Certain Other Long-Term Commitments

The Company rents office space, equipment and computer software under contractual commitments or noncancellable operating lease agreements. Total expense pursuant to these agreements was $86.4 million, $76.3 million and $74.9 million in 2022, 2021 and 2020, respectively.

The Company rents office space for certain administrative operations under an agreement that expires in 2023. We lease sales offices in various states which are generally short-term in length with remaining lease terms expiring between 2023 and 2028. Many leases include an option to extend or renew the lease term. The exercise of the renewal option is at the Company's discretion. The operating lease liability includes lease payments related to options to extend or renew the lease term only if the Company is reasonably certain of exercising those options. In determining the present value of lease payments, the Company uses its incremental borrowing rate for borrowings secured by collateral commensurate with the terms of the underlying lease.

Information related to our right of use assets are as follows (dollars in millions):

	2022	2021
Operating lease expense	$24.3	$24.6
Cash paid for operating lease liability	25.5	25.7
Right of use assets obtained in exchange for lease liabilities (non-cash transactions)	21.7	17.3
Total right of use assets	46.6	48.2

Maturities of our operating lease liabilities as of December 31, 2022 are as follows (dollars in millions):

2023	$22.4
2024	13.5
2025	8.1
2026	4.8
2027	1.9
Thereafter	.6
Total undiscounted lease payments	51.3
Less interest	(1.7)
Present value of lease liabilities	$49.6

Weighted average remaining lease term (in years)	3.0
Weighted average discount rate	2.30%

9. AGENT DEFERRED COMPENSATION PLAN

For our agent deferred compensation plan, it is our policy to immediately recognize changes in the actuarial benefit obligation resulting from either actual experience being different than expected or from changes in actuarial assumptions.

One of our insurance subsidiaries has a noncontributory, unfunded deferred compensation plan for qualifying members of its exclusive agency force. Benefits were based on years of service and career earnings. In 2016, the agent deferred compensation plan was amended to: (i) freeze participation in the plan; (ii) freeze benefits accrued under the plan; and (iii) add a limited cashout feature. The actuarial measurement date of this deferred compensation plan is December 31. The liability recognized in the consolidated balance sheet for the agent deferred compensation plan was $128.8 million and $179.9 million at December 31, 2022 and 2021, respectively. Expenses incurred on this plan were $(42.8) million, $(2.6) million and $22.8 million during 2022, 2021 and 2020, respectively (including the recognition of gains (losses) of $48.9 million, $8.9 million and $(16.3) million in 2022, 2021 and 2020, respectively, primarily resulting from: (i) changes in the discount rate assumption used to determine the deferred compensation plan liability to reflect current investment yields; and (ii) changes in mortality table assumptions. We purchased COLI as an investment vehicle to fund the agent deferred compensation plan. The COLI assets are not assets of the agent deferred compensation plan, and as a result, are accounted for outside the plan and are recorded in the consolidated balance sheet as other invested assets. The carrying value of the COLI assets was $199.1 million and $207.0 million at December 31, 2022 and 2021, respectively. Death benefits related to COLI and changes in the cash surrender value (which approximates net realizable value) of the COLI assets are recorded as net investment income (loss) on special-purpose portfolios and totaled $(4.4) million, $(2.7) million and $15.7 million in 2022, 2021 and 2020, respectively.

We used the following assumptions for the deferred compensation plan to calculate:

	2022	2021
Benefit obligations:		
Discount rate	5.25%	2.75%
Net periodic cost:		
Discount rate	2.75%	2.50%

The discount rate is based on the yield of a hypothetical portfolio of high quality debt instruments which could effectively settle plan benefits on a present value basis as of the measurement date.

The benefits expected to be paid pursuant to our agent deferred compensation plan as of December 31, 2022 were as follows (dollars in millions):

2023	$ 8.1
2024	8.3
2025	8.5
2026	8.9
2027	8.9
2028 – 2032	44.7

One of our insurance subsidiaries has another unfunded nonqualified deferred compensation program for qualifying members of its exclusive agency force. Such agents may defer a certain percentage of their net commissions into the program. In addition, annual Company contributions are made based on the agent's production and vest over a period of five to 10 years. The liability recognized in the consolidated balance sheet for this program was $62.5 million and $68.8 million at December 31, 2022 and 2021, respectively. Company contribution expense totaled $6.3 million, $6.0 million and $4.9 million in 2022, 2021 and 2020, respectively. We purchased Trust-Owned Life Insurance ("TOLI") as an investment vehicle to fund the program. The TOLI assets are not assets of the program, and as a result, are accounted for outside the program and are recorded in the consolidated balance sheet as other invested assets. The carrying value of the TOLI assets was $54.9 million and $62.0 million at December 31, 2022 and 2021, respectively.

The Company has a qualified defined contribution plan for which substantially all employees are eligible. Company contributions, which match a portion of certain voluntary employee contributions to the plan, totaled $10.3 million, $6.7 million and $6.0 million in 2022, 2021 and 2020, respectively. Employer matching contributions are discretionary.

10. DERIVATIVES

Our freestanding and embedded derivatives, which are not designated as hedging instruments, are held at fair value and are summarized as follows (dollars in millions):

	Fair value	
	2022	2021
Assets:		
Other invested assets:		
Fixed indexed call options	$ 56.7	$ 225.0
Other	—	2.5
Reinsurance receivables	(17.8)	(1.7)
Total assets	$ 38.9	$ 225.8
Liabilities:		
Policyholder account liabilities:		
Fixed indexed products	$1,297.0	$1,724.1
Total liabilities	$1,297.0	$1,724.1

We are required to establish an embedded derivative related to a modified coinsurance agreement pursuant to which we assume the risks of a block of health insurance business. The embedded derivative represents the mark-to-market adjustment for approximately $92 million in underlying investments held by the ceding reinsurer at December 31, 2022.

The activity associated with freestanding derivative instruments is measured as either the notional or the number of contracts. The activity associated with the fixed indexed annuity embedded derivatives are shown by the number of policies. The following table represents activity associated with derivative instruments as of the dates indicated:

	Measurement	December 31, 2021	Additions	Maturities/ terminations	December 31, 2022
Fixed indexed annuities – embedded derivative	Policies	120,103	13,503	(10,120)	123,486
Fixed indexed call options	Notional (a)	$ 2,988.9	$ 2,835.7	$ (3,040.3)	$ 2,784.3

_____
(a) Dollars in millions.

The following table provides the pre-tax gains (losses) recognized in revenues for derivative instruments, which are not designated as hedges for the periods indicated (dollars in millions):

	2022	2021	2020
Net investment income (loss) from policyholder and other special-purpose portfolios:			
Fixed indexed call options	$(206.6)	$220.9	$ 39.5
Total investment gains (losses):			
Embedded derivative related to modified coinsurance agreement	(16.1)	(3.1)	2.6
Total revenues from derivative instruments, not designed as hedges	$(222.7)	$217.8	$ 42.1

Derivative Counterparty Risk

If the counterparties to the call options fail to meet their obligations, we may recognize a loss. We limit our exposure to such a loss by diversifying among several counterparties believed to be strong and creditworthy. At December 31, 2022, all of our counterparties were rated "A-" or higher by S&P.

The Company and its subsidiaries are parties to master netting arrangements with its counterparties related to entering into various derivative contracts.

The following table summarizes information related to derivatives with master netting arrangements or collateral as of December 31, 2022 and 2021 (dollars in millions):

	Gross amounts recognized	Gross amounts offset in the balance sheet	Net amounts of assets presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
				Financial instruments	Cash collateral received	
December 31, 2022:						
Fixed indexed call options	$ 56.7	$ —	$ 56.7	$ —	$ —	$ 56.7
December 31, 2021:						
Fixed indexed call options	225.0	—	225.0	—	—	225.0

11. SHAREHOLDERS' EQUITY

In May 2011, the Company announced a securities repurchase program. In 2022, 2021 and 2020, we repurchased 7.6 million, 16.6 million and 14.5 million shares, respectively, for $180.0 million, $402.4 million and $263.0 million, respectively, under the securities repurchase program. The Company had remaining repurchase authority of $186.9 million as of December 31, 2022.

In 2022, 2021 and 2020, dividends declared on common stock totaled $65.0 million ($0.55 per common share), $66.1 million ($0.51 per common share) and $67.4 million ($0.47 per common share), respectively. In May 2022, the Company increased its quarterly common stock dividend to $0.14 per share from $0.13 per share. In May 2021, the Company increased its quarterly common stock dividend to $0.13 per share from $0.12 per share. In May 2020, the Company increased its quarterly common stock dividend to $0.12 per share from $0.11 per share.

The Company has a long-term incentive plan which permits the grant of CNO incentive or non-qualified stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance shares or units and certain other equity-based awards to certain directors, officers and employees of the Company and certain other individuals who perform services for the Company (although no grants have been made to such other individuals). As of December 31, 2022, 2021 and 2020, there were 5.6 million shares, 7.8 million shares and 8.8 million shares, respectively, that were available for issuance under the plan. Our stock option awards are generally granted with an exercise price equal to the market price of the Company's stock on the date of grant and a maximum term of ten years. Our stock options granted in 2010 through 2014 generally vest on a graded basis over a three year service term and expire seven years from the date of grant. Our stock options granted in 2015 through 2019 generally vest on a graded basis over a three year service term and expire ten years from the date of grant. In 2018, one grant of 1.6 million of stock options vests on a graded basis over a five year service term and expires ten years from the date of grant. There have been no stock options granted since 2019. The vesting periods for our awards of restricted stock and restricted stock units (collectively "restricted stock") generally range from immediate vesting to a period of three years.

A summary of the Company's stock option activity and related information for 2022 is presented below (shares in thousands; dollars in millions, except per share amounts):

	Shares	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	3,411	$ 19.28		
Options granted	—	—		
Exercised	(618)	(18.43)		$ 3.8
Forfeited or terminated	(57)	(20.18)		
Outstanding at the end of the year	2,736	19.45	4.7	$ 15.1
Options exercisable at the end of the year	2,540		4.6	$ 14.1

A summary of the Company's stock option activity and related information for 2021 is presented below (shares in thousands; dollars in millions, except per share amounts):

	Shares	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	4,544	$ 19.01		
Options granted	—	—		
Exercised	(1,023)	(18.01)		$ 7.8
Forfeited or terminated	(110)	(19.97)		
Outstanding at the end of the year	3,411	19.28	5.0	$ 19.2
Options exercisable at the end of the year	2,662		4.6	$ 15.7

A summary of the Company's stock option activity and related information for 2020 is presented below (shares in thousands; dollars in millions, except per share amounts):

	Shares	Weighted average exercise price	Weighted average remaining life (in years)	Aggregate intrinsic value
Outstanding at the beginning of the year	6,015	$ 18.59		
Options granted	—	—		
Exercised	(1,104)	(16.59)		$ 9.0
Forfeited or terminated	(367)	(19.40)		
Outstanding at the end of the year	4,544	19.01	5.6	$ 27.5
Options exercisable at the end of the year	2,946		4.5	$ 19.9

We recognized compensation expense related to stock options totaling $0.9 million ($0.7 million after income taxes) in 2022, $1.6 million ($1.3 million after income taxes) in 2021 and $2.6 million ($2.1 million after income taxes) in 2020. Compensation expense related to stock options reduced both basic and diluted earnings per share by one cent in each of 2022, 2021 and 2020. At December 31, 2022, the unrecognized compensation expense for non-vested stock options totaled $0.3 million which is expected to be recognized over a weighted average period of 0.4 years. Cash received by the Company from the exercise of stock options was $10.4 million, $18.4 million and $16.5 million during 2022, 2021 and 2020, respectively.

The following table summarizes information about stock options outstanding at December 31, 2022 (shares in thousands):

| | Options outstanding | | | Options exercisable | |
Range of exercise prices	Number outstanding	Remaining life (in years)	Average exercise price	Number exercisable	Average exercise price
$15.08 – $21.06	2,412	4.7	$ 18.93	2,216	$ 18.80
$23.33	324	4.8	23.33	324	23.33
	2,736			2,540	

During 2022, 2021 and 2020, the Company granted restricted stock of 0.5 million, 0.4 million and 0.5 million, respectively, to certain directors, officers and employees of the Company at a weighted average fair value of $23.59 per share, $23.53 per share and $18.28 per share, respectively. The fair value of such grants totaled $12.0 million, $10.5 million and $9.5 million in 2022, 2021 and 2020, respectively. Such amounts are recognized as compensation expense over the vesting period of the restricted stock. A summary of the Company's non-vested restricted stock activity for 2022 is presented below (shares in thousands):

	Shares	Weighted average grant date fair value
Non-vested shares, beginning of year	975	$ 20.30
Granted	509	23.59
Vested	(418)	(19.79)
Forfeited	(43)	(23.52)
Non-vested shares, end of year	1,023	22.01

At December 31, 2022, the unrecognized compensation expense for non-vested restricted stock totaled $9.8 million which is expected to be recognized over a weighted average period of 1.9 years. At December 31, 2021, the unrecognized compensation expense for non-vested restricted stock totaled $8.7 million. We recognized compensation expense related to restricted stock awards totaling $9.9 million, $9.0 million and $8.7 million in 2022, 2021 and 2020, respectively. The fair value of restricted stock that vested during 2022, 2021 and 2020 was $8.3 million, $8.4 million and $6.8 million, respectively.

In 2022, 2021 and 2020, the Company granted performance units totaling 0.4 million, 0.4 million and 0.5 million, respectively, pursuant to its long-term incentive plan to certain officers of the Company. The criteria for payment for such awards are based on certain company-wide performance levels that must be achieved within a specified performance time (generally one to three years), each as defined in the award. The performance units granted in 2022, 2021 and 2020 provide for a payout of up to 200 percent of the award if certain performance thresholds are achieved. Unless antidilutive, the diluted weighted average shares outstanding would reflect the number of performance units expected to be issued, using the treasury stock method.

A summary of the Company's performance units is presented below (shares in thousands):

	Total shareholder return awards	Operating return on equity awards	Operating earnings per share awards
Awards outstanding at December 31, 2019	551	551	—
Granted in 2020	—	247	247
Additional shares issued pursuant to achieving certain performance criteria (a)	—	138	—
Shares vested in 2020	—	(281)	—
Forfeited	(212)	(74)	(8)
Awards outstanding at December 31, 2020	339	581	239
Granted in 2021	—	209	209
Additional shares issued pursuant to achieving certain performance criteria (a)	—	57	—
Shares vested in 2021	(81)	(178)	—
Forfeited	(55)	(34)	(23)
Awards outstanding at December 31, 2021	203	635	425
Granted in 2022	—	204	204
Additional shares issued pursuant to achieving certain performance criteria (a)	188	186	—
Shares vested in 2022	(389)	(390)	—
Forfeited	—	(24)	(25)
Awards outstanding at December 31, 2022	2	611	604

(a) The performance units that vested in 2020, 2021 and 2022 provided for a payout of up to 200 percent of the award if certain performance levels were achieved.

The grant date fair value of the performance units awarded was $10.5 million and $9.9 million in 2022 and 2021, respectively. We recognized compensation expense of $13.8 million, $14.6 million and $12.5 million in 2022, 2021 and 2020, respectively, related to the performance units.

As further discussed in the footnote to the consolidated financial statements entitled "Income Taxes", the Company's Board of Directors adopted the Section 382 Rights Agreement in 2009 and has amended and extended the Section 382 Rights Agreement on four occasions. The Section 382 Rights Agreement, as amended, is designed to protect shareholder value by preserving the value of our tax assets primarily associated with NOLs. At the time the Section 382 Rights Agreement was adopted, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was payable on January 30, 2009, to the shareholders of record as of the close of business on that date and a Right is also attached to each share of CNO common stock issued after that date. Pursuant to the Section 382 Rights Agreement, as amended, each Right entitles the shareholder to purchase from the Company one one thousandth of a share of Series E Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Stock") of the Company at a price of $95.00 per one one-thousandth of a share of Junior Preferred Stock. The description and terms of the Rights are set forth in the Section 382 Rights Agreement, as amended. The Rights would become exercisable in the event any person or group (subject to certain exemptions) becomes an owner of more than 4.99 percent of the outstanding stock of CNO (a "Threshold Holder") without the approval of the Board of Directors or an existing shareholder who is currently a Threshold Holder acquires additional shares exceeding one percent of our outstanding shares without prior approval from the Board of Directors.

A reconciliation of net income and shares used to calculate basic and diluted earnings per share is as follows (dollars in millions and shares in thousands):

	2022	2021	2020
Net income for basic earnings per share	$ 396.8	$ 441.0	$ 301.8
Shares:			
Weighted average shares outstanding for basic earnings per share	115,733	128,400	142,096
Effect of dilutive securities on weighted average shares:			
Amounts related to employee benefit plans	1,984	2,726	1,068
Weighted average shares outstanding for diluted earnings per share	117,717	131,126	143,164

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Restricted shares (including our performance units) are not included in basic earnings per share until vested. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options were exercised and restricted stock was vested. The dilution from options and restricted shares is calculated using the treasury stock method. Under this method, we assume the proceeds from the exercise of the options (or the unrecognized compensation expense with respect to restricted stock and performance units) will be used to purchase shares of our common stock at the average market price during the period, reducing the dilutive effect of the exercise of the options (or the vesting of the restricted stock and performance units).

12. OTHER OPERATING STATEMENT DATA

Insurance policy income consisted of the following (dollars in millions):

	2022	2021	2020
Direct premiums collected (a)	$ 4,619.7	$ 4,457.7	$ 4,176.0
Reinsurance assumed	18.6	20.7	23.0
Reinsurance ceded	(214.6)	(231.3)	(247.8)
Premiums collected, net of reinsurance	4,423.7	4,247.1	3,951.2
Change in unearned premiums	9.8	.9	9.2
Less premiums on interest-sensitive life and products without mortality and morbidity risk which are recorded as additions to insurance liabilities (a)	(2,123.6)	(1,905.2)	(1,620.1)
Premiums on traditional products with mortality or morbidity risk	2,309.9	2,342.8	2,340.3
Fees and surrender charges on interest-sensitive products	189.9	180.6	171.0
Insurance policy income	$ 2,499.8	$ 2,523.4	$ 2,511.3

(a) Excludes $899.0 million and $499.9 million in 2022 and 2021, respectively, of funds received from the issuance of funding agreements pursuant to our funding agreement-backed note ("FABN") program.

The four states with the largest shares of 2022 collected premiums were Florida (11 percent), Pennsylvania (6 percent), Iowa (6 percent) and Texas (5 percent). No other state accounted for more than five percent of total collected premiums.

Other operating costs and expenses were as follows (dollars in millions):

	2022	2021	2020
Commission expense	$ 117.9	$ 116.4	$ 111.8
Salaries and wages	287.9	267.9	252.6
Other	548.8	603.0	577.6
Total other operating costs and expenses	$ 954.6	$ 987.3	$ 942.0

Changes in deferred acquisition costs were as follows (dollars in millions):

	2022	2021	2020
Balance, beginning of year	$ 1,112.0	$ 1,027.8	$ 1,215.5
Additions	332.2	298.8	275.8
Amortization	(282.7)	(252.4)	(233.4)
Amounts related to changes in unrealized investment gains (losses) on fixed maturities, available for sale	751.9	37.8	(230.1)
Balance, end of year	$ 1,913.4	$ 1,112.0	$ 1,027.8

Changes in the present value of future profits were as follows (dollars in millions):

	2022	2021	2020
Balance, beginning of year	$ 222.6	$ 249.4	$ 275.4
Amortization	(26.9)	(28.7)	(34.7)
Amounts related to changes in unrealized investment gains (losses) on fixed maturities, available for sale	16.5	1.9	8.7
Balance, end of year	$ 212.2	$ 222.6	$ 249.4

Based on current conditions and assumptions as to future events on all policies inforce, the Company expects to amortize approximately 11 percent of the December 31, 2022 balance of the present value of future profits in 2023, 11 percent in 2024, 9 percent in 2025, 8 percent in 2026 and 7 percent in 2027. The discount rate used to determine the amortization of the present value of future profits averaged approximately 5 percent in the years ended December 31, 2022, 2021 and 2020.

In accordance with authoritative guidance, we are required to amortize the present value of future profits in relation to estimated gross profits for interest-sensitive life products and annuity products. Such guidance also requires that estimates of expected gross profits used as a basis for amortization be evaluated regularly, and that the total amortization recorded to date be adjusted by a charge or credit to the statement of operations, if actual experience or other evidence suggests that earlier estimates should be revised.

13. CONSOLIDATED STATEMENT OF CASH FLOWS

The following disclosures supplement our consolidated statement of cash flows.

The following reconciles net income to net cash provided by operating activities (dollars in millions):

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 396.8	$ 441.0	$ 301.8
Adjustments to reconcile net income to net cash from operating activities:			
Amortization and depreciation	345.3	319.5	303.9
Income taxes	86.6	146.5	14.1
Insurance liabilities	(175.6)	346.2	397.6
Accrual and amortization of investment income	138.7	(347.6)	(125.2)
Deferral of policy acquisition costs	(332.2)	(298.8)	(275.8)
Net investment (gains) losses	135.4	(19.1)	36.2
Other (a)	(99.6)	10.6	82.9
Net cash from operating activities	$ 495.4	$ 598.3	$ 735.5

(a) Primarily relates to: (i) changes in other assets and liabilities related to the timing of payments and receipts; and (ii) the change in fair value of the deferred compensation plan liability.

Other non-cash items not reflected in the investing and financing activities sections of the consolidated statement of cash flows (dollars in millions):

	2022	2021	2020
Stock options, restricted stock and performance units	$ 25.2	$ 26.0	$ 24.5

14. STATUTORY INFORMATION (BASED ON NON-GAAP MEASURES)

Statutory accounting practices prescribed or permitted by regulatory authorities for the Company's insurance subsidiaries differ from GAAP. The Company's insurance subsidiaries reported the following amounts to regulatory agencies, after appropriate elimination of intercompany accounts among such subsidiaries (dollars in millions):

	2022	2021
Statutory capital and surplus	$ 1,849.8	$ 1,799.6
Asset valuation reserve	305.8	332.5
Interest maintenance reserve	395.7	407.9
Total	$ 2,551.3	$ 2,540.0

Statutory capital and surplus included investments in upstream affiliates of $42.6 million at both December 31, 2022 and 2021, which were eliminated in the consolidated financial statements prepared in accordance with GAAP.

Statutory earnings build the capital required by ratings agencies and regulators. Statutory earnings, fees and interest paid by the insurance companies to the parent company create the "cash flow capacity" the parent company needs to meet its obligations, including debt service. The consolidated statutory net income (a non-GAAP measure) of our insurance subsidiaries was $238.0 million, $277.5 million and $409.6 million in 2022, 2021 and 2020, respectively. In 2020, statutory net operating income and capital and surplus were favorably impacted by $99 million and $53 million, respectively, related to certain provisions in the CARES Act. The favorable impact resulted from provisions that permitted the carryback of net operating losses that were created after 2017 and the temporary repeal of the 80% limitation on the utilization of NOLs created after 2017. Also included in net income were net realized capital losses, net of income taxes, of $25.9 million, $11.2 million and $11.9 million in 2022, 2021 and 2020, respectively. In addition, such net income included pre-tax amounts for fees and interest paid to CNO or its non-life subsidiaries totaling $168.4 million, $164.2 million and $163.8 million in 2022, 2021 and 2020, respectively.

Insurance regulators may prohibit the payment of dividends or other payments by our insurance subsidiaries to parent companies if they determine that such payment could be adverse to our policyholders or contract holders. Otherwise, the ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations. Insurance regulations generally permit dividends to be paid from statutory earned surplus of the insurance company without regulatory approval for any 12-month period in amounts equal to the greater of (or in some states, the lesser of): (i) statutory net gain from operations or statutory net income for the prior year; or (ii) 10 percent of statutory capital and surplus as of the end of the preceding year. However, as each of the immediate insurance subsidiaries of CDOC, Inc. ("CDOC", our wholly owned subsidiary and the immediate parent of Washington National and Conseco Life Insurance Company of Texas ("CLTX")) has negative earned surplus, any dividend payments from the insurance subsidiaries to CNO requires the prior approval of the director or commissioner of the applicable state insurance department. During 2022, our insurance subsidiaries paid dividends of $143.6 million to CDOC. In 2022, CDOC made a capital contribution of $14.6 million to CLTX.

The payment of interest on surplus debentures requires either prior written notice or approval of the director or commissioner of the applicable state insurance department. Dividends and other payments from our non-insurance subsidiaries to CNO or CDOC do not require approval by any regulatory authority or other third party.

In accordance with an order from the Florida Office of Insurance Regulation, Washington National may not distribute funds to any affiliate or shareholder, except pursuant to agreements that have been approved, without prior notice to the Florida Office of Insurance Regulation. In addition, the risk-based capital ("RBC") and other capital requirements described below can also limit, in certain circumstances, the ability of our insurance subsidiaries to pay dividends.

RBC requirements provide a tool for insurance regulators to determine the levels of statutory capital and surplus an insurer must maintain in relation to its insurance and investment risks and the need for possible regulatory attention. The RBC requirements provide four levels of regulatory attention, varying with the ratio of the insurance company's total adjusted capital (defined as the total of its statutory capital and surplus, asset valuation reserve and certain other adjustments) to its RBC (as measured on December 31 of each year) as follows: (i) if a company's total adjusted capital is less than 100 percent but greater than or equal to 75 percent of its RBC, the company must submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position (the "Company Action Level"); (ii) if a company's total adjusted capital is less than 75 percent but greater than or equal to 50 percent of its RBC, the regulatory authority will perform a special examination of the company and issue an order specifying the corrective actions that must be taken; (iii) if a company's total adjusted capital is less than 50 percent but greater than or equal to 35 percent of its RBC, the regulatory authority may take any action it deems necessary, including placing the company under regulatory control; and (iv) if a company's total adjusted capital is less than 35 percent of its RBC, the regulatory authority must place the company under its control. In addition, the RBC requirements provide for a trend test if a company's total adjusted capital is between 100 percent and 150 percent of its RBC at the end of the year. The trend test calculates the greater of the decrease in the margin of total adjusted capital over RBC: (i) between the current year and the prior year; and (ii) for the average of the last 3 years. It assumes that such decrease could occur again in the coming year. Any company whose trended total adjusted capital is less than 95 percent of its RBC would trigger a requirement to submit a comprehensive plan as described above for the Company Action Level. The 2022 statutory annual statements of each of our insurance subsidiaries reflect total adjusted capital in excess of the levels that would subject our subsidiaries to any regulatory action.

In addition, although we are under no obligation to do so, we may elect to contribute additional capital or retain greater amounts of capital to strengthen the surplus of certain insurance subsidiaries. Any election to contribute or retain additional capital could impact the amounts our insurance subsidiaries pay as dividends to the holding company. The ability of our insurance subsidiaries to pay dividends is also impacted by various criteria established by rating agencies to maintain or receive higher ratings and by the capital levels that we target for our insurance subsidiaries.

We calculate the consolidated RBC ratio by assuming all of the assets, liabilities, capital and surplus and other aspects of the business of our insurance subsidiaries are combined together in one insurance subsidiary, with appropriate intercompany eliminations.

15. BUSINESS SEGMENTS

We view our operations as three insurance product lines (annuity, health and life) and the investment and fee revenue segments. Our segments are aligned based on their common characteristics, comparability of profit margins and the way management makes operating decisions and assesses the performance of the business.

Our insurance product line segments (annuity, health and life) include marketing, underwriting and administration of the policies our insurance subsidiaries sell. The business written in each of the three product categories through all of our insurance subsidiaries is aggregated allowing management and investors to assess the performance of each product category. When analyzing profitability of these segments, we use insurance product margin as the measure of profitability, which is: (i) insurance policy income; and (ii) net investment income allocated to the insurance product lines; less (i) insurance policy benefits and interest credited to policyholders; and (ii) amortization, non-deferred commissions and advertising expense. Net investment income is allocated to the product lines using the book yield of investments backing the block of business, which is applied to the average insurance liabilities, net of insurance intangibles, for the block in each period.

Income from insurance products is the sum of the insurance margins of the annuity, health and life product lines, less expenses allocated to the insurance lines. It excludes the income from our fee income business, investment income not allocated to product lines, net expenses not allocated to product lines (primarily holding company expenses) and income taxes. Management believes insurance product margin and income from insurance products help provide a better understanding of the business and a more meaningful analysis of the results of our insurance product lines.

We market our products through the Consumer and Worksite Divisions that reflect the customers served by the Company.

The Consumer Division serves individual consumers, engaging with them on the phone, virtually, online, face-to-face with agents, or through a combination of sales channels. This structure unifies consumer capabilities into a single division and integrates the strength of our agent sales forces with one of the largest direct-to-consumer insurance businesses with proven experience in advertising, web/digital and call center support.

The Worksite Division focuses on worksite and group sales for businesses, associations, and other membership groups, interacting with customers at their place of employment and virtually. With a separate Worksite Division, we are bringing a sharper focus to this high-growth business while further capitalizing on the strength of our acquisitions of Web Benefits Design Corporation ("WBD") in April 2019 and DirectPath in February 2021.

The Consumer and Worksite Divisions are primarily focused on marketing insurance products, several types of which are sold in both divisions and underwritten in the same manner. Sales of group underwritten policies are currently not significant, but are expected to increase within the Worksite Division.

The investment segment involves the management of our capital resources, including investments and the management of corporate debt and liquidity. Our measure of profitability of this segment is the total net investment income not allocated to the insurance products. Investment income not allocated to product lines represents net investment income less: (i) equity returns credited to policyholder account balances; (ii) the investment income allocated to our product lines; (iii) interest expense on notes payable and investment borrowings; (iv) expenses related to the FABN program; and (v) certain expenses related to benefit plans that are offset by special-purpose investment income. Investment income not allocated to product lines includes investment income on investments in excess of amounts allocated to product lines, investments held by our holding companies, the spread we earn from our FHLB investment borrowing and FABN programs and variable components of investment income (including call and prepayment income, adjustments to returns on structured securities due to cash flow changes, income (loss) from COLI and alternative investments income not allocated to product lines), net of interest expense on corporate debt. The spread earned from our FHLB investment borrowing and FABN programs includes the investment income on the matched assets less: (i) interest on investment borrowings related to the FHLB investment borrowing program; (ii) interest credited on funding agreements; and (iii) amortization of deferred acquisition costs related to the FABN program.

Our fee income segment includes the earnings generated from sales of third-party insurance products, services provided by WBD (our on-line benefit administration firm), Optavise (a national provider of year-round technology-driven employee benefits management services) and the operations of our broker/dealer and registered investment advisor.

Expenses not allocated to product lines include the expenses of our corporate operations, excluding interest expense on debt.

We measure segment performance by excluding total investment gains (losses), fair value changes in embedded derivative liabilities (net of related amortization), fair value changes related to the agent deferred compensation plan, income taxes and other non-operating items consisting primarily of earnings attributable to VIEs ("pre-tax operating earnings") because we believe that this performance measure is a better indicator of the ongoing business and trends in our business. Our primary investment focus is on investment income to support our liabilities for insurance products as opposed to the generation of investment gains (losses), and a long-term focus is necessary to maintain profitability over the life of the business.

Investment gains (losses), fair value changes in embedded derivative liabilities (net of related amortization), fair value changes related to the agent deferred compensation plan and other non-operating items consisting primarily of earnings attributable to VIEs depend on market conditions or represent unusual items that do not necessarily relate to the underlying business of our segments. Investment gains (losses) and fair value changes in embedded derivative liabilities (net of related amortization) may affect future earnings levels since our underlying business is long-term in nature and changes in our investment portfolio may impact our ability to earn the assumed interest rates needed to maintain the profitability of our business.

Operating information by segment is as follows (dollars in millions):

	2022	2021	2020
Revenues:			
Annuity:			
Insurance policy income	$ 23.1	$ 19.6	$ 18.8
Net investment income	466.8	462.4	465.1
Total annuity revenues	489.9	482.0	483.9
Health:			
Insurance policy income	1,617.3	1,661.5	1,699.5
Net investment income	287.6	287.7	282.3
Total health revenues	1,904.9	1,949.2	1,981.8
Life:			
Insurance policy income	859.4	842.3	793.0
Net investment income	146.2	144.7	139.6
Total life revenues	1,005.6	987.0	932.6
Change in market values of the underlying options supporting the fixed indexed annuity and life products (offset by market value changes credited to policyholder balances)	(205.3)	219.8	37.8
Investment income not allocated to product lines	272.1	273.3	258.5
Fee revenue and other income:			
Fee income	169.3	147.6	106.0
Amounts netted in expenses not allocated to product lines	30.5	17.2	6.9
Total segment revenues	$ 3,667.0	$ 4,076.1	$ 3,807.5

(continued on next page)

	2022	2021	2020
Expenses:			
Annuity:			
Insurance policy benefits	$ 124.3	$ (14.5)	$ (93.7)
Interest credited	178.1	149.1	170.6
Amortization and non-deferred commissions	26.4	77.1	110.3
Total annuity expenses	328.8	211.7	187.2
Health:			
Insurance policy benefits	1,241.0	1,266.3	1,329.7
Amortization and non-deferred commissions	186.6	189.9	192.3
Total health expenses	1,427.6	1,456.2	1,522.0
Life:			
Insurance policy benefits	585.2	613.5	570.0
Interest credited	47.4	44.4	44.5
Amortization, non-deferred commissions and advertising expense	200.1	178.7	153.1
Total life expenses	832.7	836.6	767.6
Allocated expenses	596.6	566.5	557.7
Expenses not allocated to product lines	71.3	95.4	90.7
Market value changes of options credited to fixed indexed annuity and life policyholders	(205.3)	219.8	37.8
Amounts netted in investment income not allocated to product lines:			
Interest expense	96.0	72.2	76.4
Interest credited	28.5	2.2	—
Amortization	1.5	.1	—
Other expenses	(13.4)	16.6	15.0
Expenses netted in fee revenue:			
Commissions and other operating expenses	145.6	128.2	89.3
Total segment expenses	3,309.9	3,605.5	3,343.7
Pre-tax measure of profitability:			
Annuity margin	161.1	270.3	296.7
Health margin	477.3	493.0	459.8
Life margin	172.9	150.4	165.0
Total insurance product margin	811.3	913.7	921.5
Allocated expenses	(596.6)	(566.5)	(557.7)
Income from insurance products	214.7	347.2	363.8
Fee income	23.7	19.4	16.7
Investment income not allocated to product lines	159.5	184.5	167.1
Expenses not allocated to product lines	(40.8)	(80.5)	(83.8)
Operating earnings before taxes	357.1	470.6	463.8
Income tax expense on operating income	83.2	105.0	101.5
Net operating income	$ 273.9	$ 365.6	$ 362.3

A reconciliation of segment revenues and expenses to consolidated revenues and expenses and net income is as follows (dollars in millions):

	2022	2021	2020
Total segment revenues	$ 3,667.0	$ 4,076.1	$ 3,807.5
Total investment gains (losses)	(135.4)	19.1	(36.2)
Revenues related to earnings attributable to VIEs	45.2	27.0	35.5
Fee revenue related to transition services agreement	—	—	14.3
Consolidated revenues	3,576.8	4,122.2	3,821.1
Total segment expenses	3,309.9	3,605.5	3,343.7
Insurance policy benefits - fair value changes in embedded derivative liabilities	(340.9)	(90.1)	99.0
Amortization related to fair value changes in embedded derivative liabilities	93.7	22.9	(19.9)
Amortization related to investment gains (losses)	(3.4)	1.7	(2.4)
Expenses attributable to VIEs	43.0	24.4	33.8
Fair value changes related to agent deferred compensation plan	(48.9)	(8.9)	16.3
Expenses related to transition services agreement	—	—	8.8
Other expenses	6.1	(1.0)	(2.5)
Consolidated expenses	3,059.5	3,554.5	3,476.8
Income before tax	517.3	567.7	344.3
Income tax expense (benefit):			
Income tax expense on period income	120.5	126.7	76.5
Valuation allowance for deferred tax assets and other tax items	—	—	(34.0)
Net income	$ 396.8	$ 441.0	$ 301.8

Segment balance sheet information was as follows (dollars in millions):

	2022	2021
Assets:		
Annuity	$11,323.9	$13,288.6
Health	9,221.6	10,558.7
Life	4,090.1	4,686.2
Investments not allocated to product lines	8,203.0	7,093.0
Assets of our non-life companies included in the fee income segment	207.7	194.0
Assets of our other non-life companies	292.9	383.9
Total assets	$33,339.2	$36,204.4
Liabilities:		
Annuity	$12,367.0	$12,283.3
Health	9,727.4	9,610.0
Life	4,317.9	4,279.5
Liabilities associated with investments not allocated to product lines (a)	5,293.8	4,502.9
Liabilities of our non-life companies included in the fee income segment	23.5	25.0
Liabilities of our other non-life companies	208.8	244.0
Total liabilities	$31,938.4	$30,944.7

(a) Includes investment borrowings, policyholder account balances related to funding agreements, borrowings related to VIEs and notes payable - direct corporate obligations.

The following table presents selected financial information of our segments (dollars in millions):

Segment	Present value of future profits	Deferred acquisition costs	Insurance liabilities
2022			
Annuity	$ 8.5	$ 655.1	$12,104.9
Health	189.7	636.4	9,642.1
Life	14.0	615.9	4,203.8
Amounts related to funding agreements included in investments not allocated to product lines	—	6.0	1,410.8
Total	$ 212.2	$ 1,913.4	$27,361.6
2021			
Annuity	$ —	$ 126.4	$11,956.2
Health	205.9	509.0	9,508.7
Life	16.7	473.3	4,145.9
Amounts related to funding agreements included in investments not allocated to product lines	—	3.3	502.0
Total	$ 222.6	$ 1,112.0	$26,112.8

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

We compute earnings per common share for each quarter independently of earnings per share for the year. The sum of the quarterly earnings per share may not equal the earnings per share for the year because of: (i) transactions affecting the weighted average number of shares outstanding in each quarter; and (ii) the uneven distribution of earnings during the year. Quarterly financial data (unaudited) were as follows (dollars in millions, except per share data):

2022	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$ 842.9	$ 855.0	$ 905.3	$ 973.6
Income before income taxes	$ 149.3	$ 175.4	$ 137.2	$ 55.4
Income tax expense	37.0	39.3	32.2	12.0
Net income	$ 112.3	$ 136.1	$ 105.0	$ 43.4
Earnings per common share:				
Basic:				
Net income	$ .95	$ 1.18	$ .92	$ .38
Diluted:				
Net income	$ .93	$ 1.16	$ .91	$ .37

2021	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Revenues	$1,006.0	$1,073.1	$ 968.3	$1,074.8
Income before income taxes	$ 190.0	$ 101.6	$ 128.0	$ 148.1
Income tax expense	42.6	23.6	28.2	32.3
Net income	$ 147.4	$ 78.0	$ 99.8	$ 115.8
Earnings per common share:				
Basic:				
Net income	$ 1.10	$ .59	$ .79	$ .95
Diluted:				
Net income	$ 1.08	$ .58	$ .77	$ .93

17. INVESTMENTS IN VARIABLE INTEREST ENTITIES

We have concluded that we are the primary beneficiary with respect to certain VIEs, which are consolidated in our financial statements. In consolidating the VIEs, we consistently use the financial information most recently distributed to investors in the VIE.

All of the VIEs are collateralized loan trusts that were established to issue securities to finance the purchase of corporate loans and other permitted investments. The assets held by the trusts are legally isolated and not available to the Company. The liabilities of the VIEs are expected to be satisfied from the cash flows generated by the underlying loans held by the trusts, not from the assets of the Company. The scheduled repayment of the remaining principal balance of the borrowings related to the VIEs are estimated as follows: $187.0 million in 2023; $266.8 million in 2024; $245.4 million in 2025; $169.8 million in 2026; $100.4 million in 2027; $111.2 million in 2028; $19.1 million in 2029; and $7.0 million in 2030. The Company has no financial obligation to the VIEs beyond its investment in each VIE.

Certain of our subsidiaries are noteholders of the VIEs. Another subsidiary of the Company is the investment manager for the VIEs. As such, it has the power to direct the most significant activities of the VIEs which materially impacts the economic performance of the VIEs.

The following table provides supplemental information about the assets and liabilities of the VIEs which have been consolidated (dollars in millions):

	December 31, 2022		
	VIEs	Eliminations	Net effect on consolidated balance sheet
Assets:			
Investments held by variable interest entities	$ 1,077.6	$ —	$ 1,077.6
Notes receivable of VIEs held by subsidiaries	—	(113.8)	(113.8)
Cash and cash equivalents held by variable interest entities	69.2	—	69.2
Accrued investment income	3.5	—	3.5
Income tax assets, net	19.6	—	19.6
Other assets	2.5	(.8)	1.7
Total assets	$ 1,172.4	$ (114.6)	$ 1,057.8
Liabilities:			
Other liabilities	$ 29.3	$ (2.4)	$ 26.9
Borrowings related to variable interest entities	1,104.6	—	1,104.6
Notes payable of VIEs held by subsidiaries	126.1	(126.1)	—
Total liabilities	$ 1,260.0	$ (128.5)	$ 1,131.5

	December 31, 2021		
	VIEs	Eliminations	Net effect on consolidated balance sheet
Assets:			
Investments held by variable interest entities	$ 1,199.6	$ —	$ 1,199.6
Notes receivable of VIEs held by subsidiaries	—	(113.8)	(113.8)
Cash and cash equivalents held by variable interest entities	99.6	—	99.6
Accrued investment income	1.6	—	1.6
Income tax assets, net	8.4	—	8.4
Other assets	7.1	(.9)	6.2
Total assets	$ 1,316.3	$ (114.7)	$ 1,201.6
Liabilities:			
Other liabilities	$ 89.5	$ (4.3)	$ 85.2
Borrowings related to variable interest entities	1,147.9	—	1,147.9
Notes payable of VIEs held by subsidiaries	126.1	(126.1)	—
Total liabilities	$ 1,363.5	$ (130.4)	$ 1,233.1

The following table provides supplemental information about the revenues and expenses of the VIEs which have been consolidated in accordance with authoritative guidance, after giving effect to the elimination of our investment in the VIEs and investment management fees earned by a subsidiary of the Company (dollars in millions):

	2022	2021	2020
Revenues:			
Net investment income – policyholder and other special-purpose portfolios	$ 60.1	$ 45.6	$ 52.7
Fee revenue and other income	5.3	5.2	5.1
Total revenues	65.4	50.8	57.8
Expenses:			
Interest expense	41.0	23.2	32.4
Other operating expenses	2.0	1.2	1.4
Total expenses	43.0	24.4	33.8
Income before net investment gains (losses) and income taxes	22.4	26.4	24.0
Net investment gains (losses)	(8.1)	3.6	(13.8)
Income before income taxes	$ 14.3	$ 30.0	$ 10.2

The investment portfolios held by the VIEs are primarily comprised of commercial bank loans to corporate obligors. At December 31, 2022, the amortized cost of the below-investment grade investments held by the VIEs was $1,103.5 million, or 97 percent of the VIEs investment portfolio. At December 31, 2022, such loans had an amortized cost of $1,134.2 million; gross unrealized gains of $1.0 million; gross unrealized losses of $52.1 million; an allowance for credit losses of $5.5 million; and an estimated fair value of $1,077.6 million. The estimated fair value of the below-investment grade portfolio was $1,047.2 million, or 95 percent of the amortized cost.

The following table summarizes changes in the allowance for credit losses related to investments held by VIEs for the three years ended December 31, 2022 (dollars in millions):

	Corporate securities
Allowance at January 1, 2020	$ 9.9
Additions for securities for which credit losses were not previously recorded	26.6
Additions for purchased securities with deteriorated credit	—
Additions (reductions) for securities where an allowance was previously recorded	(15.7)
Reduction for securities sold during the period	(5.7)
Reduction for securities for which the Company made the decision to sell where an allowance was previously recorded	—
Write-offs	—
Recoveries of previously written-off amount	—
Allowance at December 31, 2020	15.1
Additions for securities for which credit losses were not previously recorded	1.3
Additions for purchased securities with deteriorated credit	—
Additions (reductions) for securities where an allowance was previously recorded	(2.9)
Reduction for securities sold during the period	(9.8)
Reduction for securities for which the Company made the decision to sell where an allowance was previously recorded	—
Write-offs	—
Recoveries of previously written-off amount	—
Allowance at December 31, 2021	3.7
Additions for securities for which credit losses were not previously recorded	7.8
Additions for purchased securities with deteriorated credit	—
Additions (reductions) for securities where an allowance was previously recorded	(3.0)
Reduction for securities sold during the period	(3.0)
Reduction for securities for which the Company made the decision to sell where an allowance was previously recorded	—
Write-offs	—
Recoveries of previously written-off amount	—
Allowance at December 31, 2022	$ 5.5

The following table sets forth the amortized cost and estimated fair value of the investments held by the VIEs at December 31, 2022, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized cost	Estimated fair value
	(Dollars in millions)	
Due in one year or less	$ 11.4	$ 9.4
Due after one year through five years	732.9	699.0
Due after five years through ten years	389.9	369.2
Total	$ 1,134.2	$ 1,077.6

The following table sets forth the amortized cost and estimated fair value of those investments held by the VIEs with unrealized losses at December 31, 2022, by contractual maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Amortized cost	Estimated fair value
	(Dollars in millions)	
Due in one year or less	$ 7.9	$ 5.9
Due after one year through five years	676.5	641.9
Due after five years through ten years	370.3	349.3
Total	$ 1,054.7	$ 997.1

The following summarizes the investments sold at a loss during 2022 which had been continuously in an unrealized loss position exceeding 20 percent of the amortized cost basis prior to the sale for the period indicated (dollars in millions):

	Number of issuers	At date of sale	
		Amortized cost	Fair value
Less than 6 months prior to sale	3	$ 7.0	$ 3.9
Greater than or equal to 6 months and less than 12 months prior to sale	2	1.7	.6
		$ 8.7	$ 4.5

The following summarizes the investments held by the VIEs rated below-investment grade not deemed to have credit losses which have been continuously in an unrealized loss position exceeding 20 percent of the cost basis for the period indicated as of December 31, 2022 (dollars in millions):

	Number of issuers	Cost basis	Unrealized loss	Estimated fair value
Less than 6 months	5	$13.2	$(3.9)	$9.3

During 2022, the VIEs recognized net investment losses of $8.1 million which were comprised of: (i) $6.3 million of net losses from the sales of fixed maturities; and (ii) a $1.8 million increase in the allowance for credit losses. Such net investment losses included gross realized losses of $6.3 million from the sale of $69.2 million of investments.

During 2021, the VIEs recognized net investment gains of $3.6 million which were comprised of: (i) $7.8 million of net losses from the sales of fixed maturities; and (ii) an $11.4 million decrease in the allowance for credit losses. Such net investment losses included gross realized losses of $8.1 million from the sale of $70.0 million of investments.

During 2020, the VIEs recognized net investment losses of $13.8 million which were comprised of: (i) $8.6 million of net losses from the sales of fixed maturities; and (ii) a $5.2 million increase in the allowance for credit losses. Such net investment losses included gross realized losses of $8.7 million from the sale of $57.4 million of investments.

At December 31, 2022, there were no fixed maturity investments held by the VIEs in default.

At December 31, 2022, the VIEs held: (i) investments (for which an allowance for credit losses has not been recorded) with a fair value of $392.2 million and gross unrealized losses of $14.2 million that had been in an unrealized loss position for less than twelve months; and (ii) investments (for which an allowance for credit losses has not been recorded) with a fair value of $477.9 million and gross unrealized losses of $17.3 million that had been in an unrealized loss position for greater than twelve months.

At December 31, 2021, the VIEs held: (i) investments (for which an allowance for credit losses has not been recorded) with a fair value of $417.7 million and gross unrealized losses of $2.2 million that had been in an unrealized loss position for less than twelve months; and (ii) investments (for which an allowance for credit losses has not been recorded) with a fair value of $279.7 million and gross unrealized losses of $3.1 million that had been in an unrealized loss position for greater than twelve months.

The investments held by the VIEs are evaluated for impairment in a manner that is consistent with the Company's fixed maturities, available for sale.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. CNO's management, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of CNO's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on its evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, CNO's disclosure controls and procedures were effective to ensure that information required to be disclosed by CNO in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures are also designed to reasonably assure that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls over financial reporting will prevent all error and fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures. Based on our controls evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that: (i) the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms; and (ii) material information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes to Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

We will provide information that is responsive to this Item 10. in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 10. Additional information called for by this item is contained in Part I of this Annual Report under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION.

We will provide information that is responsive to this Item 11. in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

We will provide information that is responsive to this Item 12. in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

We will provide information that is responsive to this Item 13. in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 13.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

We will provide information that is responsive to this Item 14. in our definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated by reference into this Item 14.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

All other schedules are omitted, either because they are not applicable, not required, or because the information they contain is included elsewhere in the consolidated financial statements or notes.

3. Exhibit Index.

Exhibit No.	Description
2.1	Master Transaction Agreement dated as of August 1, 2018 by and between Bankers Life and Casualty Company and Wilton Reassurance Company, incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed August 2, 2018.
3.1	Amended and Restated Certificate of Incorporation of CNO Financial Group, Inc., incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed August 1, 2022.
3.2	Amended and Restated Bylaws of CNO Financial Group, Inc. dated as of December 13, 2022, incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed December 14, 2022.
3.3	Certificate of Designations of Series E Junior Participating Preferred Stock of CNO Financial Group, Inc., incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed November 12, 2020.
3.4	Certificate of Elimination of Series D Junior Participating Preferred Stock of CNO Financial Group, Inc., incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed November 12, 2020.
3.5	Certificate of Elimination of Series C Junior Participating Preferred Stock of CNO Financial Group, Inc., incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed October 4, 2017.
3.6	Certificate of Elimination of Series B Junior Participating Preferred Stock of CNO Financial Group, Inc., incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed November 13, 2014.
3.7	Certificate of Elimination of Series A Junior Participating Preferred Stock of CNO Financial Group, Inc., incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed on December 6, 2011.
4.1	Fourth Amended and Restated Section 382 Rights Agreement, dated as of November 12, 2020, between CNO Financial Group, Inc. and American Stock Transfer & Trust Company, LLC, as rights agent, which includes the Certificate of Designations for the Series E Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C., incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed November 12, 2020.
4.2	Form of specimen stock certificate, incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed May 12, 2010.

Exhibit No.	Description
4.3	Indenture, dated as of May 19, 2015, between CNO Financial Group, Inc. and Wilmington Trust, National Association, as trustee (the "Trustee"), incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed May 19, 2015.
4.4	First Supplemental Indenture, dated as of May 19, 2015, between the Corporation and the Trustee, relating to the 5.250% Senior Notes due 2025, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed May 19, 2015.
4.5	Form of 5.250% Senior Notes due 2025 (included in Exhibit 4.4).
4.6	Indenture, dated as of June 12, 2019, between CNO Financial Group, Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed June 12, 2019.
4.7	First Supplemental Indenture, dated as of June 12, 2019, between CNO Financial Group, Inc. and U.S. Bank National Association, as trustee, relating to the 5.250% Senior Notes due 2029, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed June 12, 2019.
4.8	Form of 5.250% Senior Notes due 2029 (included in Exhibit 4.7).
4.9	Second Supplemental Indenture, dated as of November 25, 2020, between CNO Financial Group, Inc. and U.S. Bank National Association, as trustee, relating to the 5.125% Subordinated Debentures due 2060, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed November 25, 2020.
4.10	Form of 5.125% Subordinated Debentures due 2060 (included as Exhibit A to Exhibit 4.9).
4.11	Description of the registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated by reference to Exhibit 4.11 of our Annual Report on Form 10-K for the year ended December 31, 2020.
10.1	Second Amendment and Restatement Agreement, dated as of July 16, 2021, among CNO Financial Group, Inc., the lenders party thereto, and KeyBank National Association, as administrative agent for the lenders, in respect of the Credit Agreement, dated as of May 19, 2015, among CNO Financial Group, Inc., the lenders party thereto, and KeyBank National Association, as administrative agent for the lenders (as amended and restated by that certain First Amendment and Restatement Agreement dated as of October 13, 2017), incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed July 16, 2021.
10.2*	Letter of agreement dated as of August 3, 2007 between CNO Services, LLC (formerly Conseco Services, LLC) and John R. Kline, incorporated by reference to Exhibit 10.11 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.
10.3*	CNO Financial Group, Inc. Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
10.4*	Form of stock option agreement under Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.
10.5*	Form of stock option agreement for 2015 under Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.
10.6*	Form of amendment to outstanding stock option agreements under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.5 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.
10.7*	Form of stock option agreement for 2017 and 2018 under Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
10.8*	Form of restricted stock unit award agreement for 2017 and 2018 under Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
10.9*	Form of performance stock unit award agreement for 2017 and 2018 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

Exhibit No.	Description
10.10*	Form of stock option agreement for 2019, incorporated by reference to Exhibit 10.10 of our Annual Report on Form 10-K for the year ended December 31, 2018.
10.11*	Form of restricted stock unit award agreement for 2019, incorporated by reference to Exhibit 10.11 of our Annual Report on Form 10-K for the year ended December 31, 2018.
10.12*	Form of performance stock unit award agreement for 2019, incorporated by reference to Exhibit 10.12 of our Annual Report on Form 10-K for the year ended December 31, 2018.
10.13*	Form of restricted stock unit award agreement for 2020 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
10.14*	Form of performance stock unit award agreement for 2020 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
10.15*	Form of Indemnification Agreement among the Corporation, CDOC, Inc., CNO Services, LLC (formerly Conseco Services, LLC) and each director of the Corporation, incorporated by reference to Exhibit 10.16 of our Annual Report on Form 10-K for the year ended December 31, 2008.
10.16	Not used.
10.17*	CNO Deferred Compensation Plan amended and restated effective January 1, 2017, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the year ended December 31, 2016.
10.18*	First Amendment to the CNO Deferred Compensation Plan effective January 1, 2017, incorporated by reference to Exhibit 10.18 of our Annual Report on Form 10-K for the year ended December 31, 2020.
10.19*	Second Amendment to the CNO Deferred Compensation Plan effective January 1, 2020, incorporated by reference to Exhibit 10.19 of our Annual Report on Form 10-K for the year ended December 31, 2020.
10.20*	Third Amendment to the CNO Deferred Compensation Plan effective January 1, 2021, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the year ended December 31, 2020.
10.21	Coinsurance and Administration Agreement between Conseco Insurance Company and Reassure American Life Insurance Company, incorporated by reference to Exhibit 10.34 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.
10.22*	Amended and Restated Employment Agreement dated as of August 6, 2019 between the Company and Gary C. Bhojwani, incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed on August 8, 2019.
10.23*	Amendment to Amended and Restated Employment Agreement, dated as of November 12, 2020, between CNO Financial Group, Inc. and Gary C. Bhojwani, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed November 12, 2020.
10.24*	CNO Board of Directors Deferred Compensation Plan, incorporated by reference to Exhibit 10.31 of our Annual Report on Form 10-K for the year ended December 31, 2016.
10.25*	First Amendment to the CNO Board of Directors Deferred Compensation Plan effective January 1, 2021, incorporated by reference to Exhibit 10.25 of our Annual Report on Form 10-K for the year ended December 31, 2020.
10.26	Coinsurance agreement dated as of September 27, 2018 by and between Bankers Life and Casualty Company and Wilton Reassurance Company, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed October 2, 2018.
10.27	Trust Agreement dated as of September 27, 2018 by and among Bankers Life and Casualty Company, Wilton Reassurance Company and Citibank, N.A., incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed October 2, 2018.
10.28	Administrative Services Agreement dated as of September 27, 2018 by and between Bankers Life and Casualty Company and Wilton Reassurance Company, incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K filed October 2, 2018.
10.29	Transition Services Agreement dated as of September 27, 2018 by and between CNO Services, LLC and Wilton Reassurance Company, incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed October 2, 2018.

Exhibit No.	Description
10.30*	Form of Confidential Information and Nonsolicitation Agreement between the Company and each of Bruce Baude, Karen DeToro, Yvonne Franzese, Eric Johnson, Paul McDonough, Rocco Tarasi and Matthew Zimpfer, incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K filed August 8, 2019.
10.31*	Form of Confidential Information, Noncompetition and Nonsolicitation Agreement between the Company and each of Scott Goldberg, Michael Heard, Michael Byers and Joel Schwartz, incorporated by reference to Exhibit 10.4 of our Current Report on Form 8-K filed August 8, 2019.
10.32*	Form of officer acknowledgement & agreement pertaining to CNO Financial Group, Inc. Clawback Policy, incorporated by reference to Exhibit 10.4 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
10.33*	CNO Services, LLC Executive Severance Pay Plan, incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.
10.34*	Amendment Number One to the CNO Services, LLC Executive Severance Pay Plan effective October 1, 2020, incorporated by reference to Exhibit 10.34 of our Annual Report on Form 10-K for the year ended December 31, 2020.
10.35*	CNO Financial Group, Inc. 2020 Amended and Restated Pay For Performance Incentive Plan, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed August 12, 2020.
10.36*	Form of restricted stock unit award agreement for 2021 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
10.37*	Form of performance stock unit award agreement for 2021 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.
10.38*	Form of restricted stock unit award agreement for 2022 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
10.39*	Form of performance stock unit award agreement for 2022 under the Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.
10.40*	Consulting Agreement, dated December 6, 2022, between CNO Services, LLC and Bruce K. Baude, incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K filed December 8, 2022.
21	Subsidiaries of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification Pursuant to the Securities Exchange Act Rule 13a-14(a)/15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CNO FINANCIAL GROUP, INC.

Dated: February 24, 2023

By: /s/ Gary C. Bhojwani

Gary C. Bhojwani
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
/s/ GARY C. BHOJWANI Gary C. Bhojwani	Director and Chief Executive Officer (Principal Executive Officer)	February 24, 2023
/s/ PAUL H. MCDONOUGH Paul H. McDonough	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ JOHN R. KLINE John R. Kline	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 24, 2023
/s/ ELLYN L. BROWN Ellyn L. Brown	Director	February 24, 2023
/s/ STEPHEN N. DAVID Stephen N. David	Director	February 24, 2023
/s/ DAVID B. FOSS David B. Foss	Director	February 24, 2023
/s/ MARY R. NINA HENDERSON Mary R. Nina Henderson	Director	February 24, 2023
/s/ DANIEL R. MAURER Daniel R. Maurer	Director	February 24, 2023
/s/ CHETLUR S. RAGAVAN Chetlur S. Ragavan	Director	February 24, 2023
/s/ STEVEN E. SHEBIK Steven E. Shebik	Director	February 24, 2023
/s/ FREDERICK J. SIEVERT Frederick J. Sievert	Director	February 24, 2023

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

SCHEDULE II

Condensed Financial Information of Registrant (Parent Company)

Balance Sheet
as of December 31, 2022 and 2021
(Dollars in millions)

ASSETS

	2022	2021
Cash and cash equivalents - unrestricted	$ 136.7	$ 196.2
Equity securities at fair value	36.6	49.9
Investment in wholly-owned subsidiaries (eliminated in consolidation)	2,292.4	6,054.3
Income tax assets, net	154.9	164.5
Receivable from subsidiaries (eliminated in consolidation)	114.9	156.9
Other assets	2.2	1.2
Total assets	$ 2,737.7	$ 6,623.0

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
Liabilities:		
Notes payable	$ 1,138.8	$ 1,137.3
Payable to subsidiaries (eliminated in consolidation)	172.0	146.9
Other liabilities	26.1	79.1
Total liabilities	1,336.9	1,363.3
Commitments and Contingencies		
Shareholders' equity:		
Common stock and additional paid-in capital ($0.01 par value, 8,000,000,000 shares authorized, shares issued and outstanding: 2022 - 114,343,070; 2021 - 120,377,152)	2,034.9	2,185.4
Accumulated other comprehensive income (loss)	(2,093.1)	1,947.1
Retained earnings	1,459.0	1,127.2
Total shareholders' equity	1,400.8	5,259.7
Total liabilities and shareholders' equity	$ 2,737.7	$ 6,623.0

The accompanying notes are an integral part
of the condensed financial statements.

SCHEDULE II

Condensed Financial Information of Registrant (Parent Company)

Statement of Operations
for the years ended December 31, 2022, 2021 and 2020
(Dollars in millions)

	2022	2021	2020
Revenues:			
Net investment income	$ 9.8	$ 7.4	$ 28.7
Net investment income - affiliated	3.0	.3	.8
Net investment gains (losses)	(.6)	(.2)	.2
Total revenues	12.2	7.5	29.7
Expenses:			
Interest expense	62.5	62.4	55.2
Intercompany expenses (eliminated in consolidation)	3.8	.5	1.1
Operating costs and expenses	.2	38.5	65.9
Total expenses	66.5	101.4	122.2
Loss before income taxes and equity in undistributed earnings of subsidiaries	(54.3)	(93.9)	(92.5)
Income tax benefit	(18.3)	(26.0)	(28.2)
Loss before equity in undistributed earnings of subsidiaries	(36.0)	(67.9)	(64.3)
Equity in undistributed earnings of subsidiaries (eliminated in consolidation)	432.8	508.9	366.1
Net income	$ 396.8	$ 441.0	$ 301.8

The accompanying notes are an integral part
of the condensed financial statements.

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

SCHEDULE II

Condensed Financial Information of Registrant (Parent Company)

Statement of Cash Flows
for the years ended December 31, 2022, 2021 and 2020
(Dollars in millions)

	2022	2021	2020
Cash flows from operating activities	$ (143.2)	$ (153.2)	$ (136.3)
Cash flows from investing activities:			
Sales of investments	24.6	—	18.4
Purchases of investments	(11.8)	(50.0)	(18.2)
Net sales of trading securities	7.7	8.4	26.8
Dividends received from consolidated subsidiary*	69.6	328.3	324.7
Net cash provided by investing activities	90.1	286.7	351.7
Cash flows from financing activities:			
Issuance of notes payable, net	—	—	145.8
Issuance of common stock	13.5	21.5	19.0
Payments to repurchase common stock	(190.1)	(407.8)	(268.3)
Common stock dividends paid	(64.8)	(65.7)	(67.0)
Issuance of notes payable to affiliates*	349.5	249.7	308.1
Payments on notes payable to affiliates*	(114.5)	(125.3)	(143.6)
Debt issuance costs	—	(1.0)	—
Net cash used by financing activities	(6.4)	(328.6)	(6.0)
Net increase (decrease) in cash and cash equivalents	(59.5)	(195.1)	209.4
Cash and cash equivalents, beginning of the year	196.2	391.3	181.9
Cash and cash equivalents, end of the year	$ 136.7	$ 196.2	$ 391.3

* Eliminated in consolidation

The accompanying notes are an integral part
of the condensed financial statements.

SCHEDULE II

Notes to Condensed Financial Information

1. Basis of Presentation

The condensed financial information should be read in conjunction with the consolidated financial statements of CNO Financial Group, Inc. The condensed financial information includes the accounts and activity of the parent company.

SCHEDULE IV

Reinsurance
for the years ended December 31, 2022, 2021 and 2020
(Dollars in millions)

		2022		2021		2020
Life insurance inforce:						
Direct	$	30,444.8	$	29,954.0	$	29,109.8
Assumed		86.5		93.8		99.5
Ceded		(2,820.0)		(2,930.8)		(3,042.4)
Net insurance inforce	$	27,711.3	$	27,117.0	$	26,166.9
Percentage of assumed to net		.3%		.3%		.4%

		2022		2021		2020
Insurance policy income:						
Direct	$	2,483.1	$	2,530.5	$	2,542.4
Assumed		18.7		20.3		23.0
Ceded		(191.9)		(208.0)		(225.1)
Net premiums	$	2,309.9	$	2,342.8	$	2,340.3
Percentage of assumed to net		.8%		.9%		1.0%

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Directors of CNO Financial Group, Inc.

Daniel R. Maurer (Board Chair)
Former Executive,
Intuit Inc.

Gary C. Bhojwani
Chief Executive Officer,
CNO Financial Group, Inc.

Ellyn L. Brown
Former Principal,
Brown & Associates

Stephen N. David
Senior Advisor,
The Boston Consulting Group

David B. Foss
Board Chair and Chief Executive Officer,
Jack Henry & Associates, Inc.

Mary R. (Nina) Henderson
Former Corporate Vice President, Bestfoods and
Former President, Bestfoods Grocery

Chetlur S. Ragavan
Former Executive Vice President and
Chief Risk Officer,
Voya Financial

Steven E. Shebik
Former Vice Chair,
The Allstate Corporation and
Allstate Insurance Company

Frederick J. Sievert
Former President,
New York Life Insurance Company

Investor Information

Meeting of Shareholders

Our annual meeting of shareholders will be held via live webcast at 8:00 a.m. (EDT) on May 10, 2023. Information on the virtual meeting, including how to vote your shares, is included in the meeting notice, proxy statement, and form of proxy sent to each shareholder with this annual report.

Shareholder Services

If you are a registered shareholder and have a question about your account, or if you would like to report a change in your name or address, please call CNO's transfer agent, American Stock Transfer & Trust Company LLC, at (800) 937-5449 or (718) 921-8124. Shareholders may reach American Stock Transfer at astfinancial.com, by email to help@astfinancial.com or by mail:

AST
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Ways to Learn More About Us

Investor Hotline: Call (800) 426-6732 or (317) 817-2893 to receive annual reports, Form 10-Ks, Form 10-Qs, and other documents by mail, or to speak with an investor relations representative.

Email: Contact us at ir@CNOinc.com to ask questions or request materials.

Quarterly Reporting

To receive CNO quarterly results as soon as they are announced, please sign up for the CNO mailing list by contacting the investor relations department or visit investor.CNOinc.com.

Copies of This Report

To obtain additional copies of this report or to receive other free investor materials, contact the investor relations department. To view these reports online, please visit investor.CNOinc.com.

Stock Information

CNO Financial Group common stock is listed on the New York Stock Exchange (trading symbol: CNO).

CNO Financial Group, Inc.

11825 N. Pennsylvania Street
Carmel, IN 46032
(317) 817-6100

CNOinc.com